Form 10KSB, Exhibit 13
period 1996-12-31
TRI STATE 1ST BANK INC
filed 1997-03-31
CIK 1010398

BUSINESS
--------

Tri-State 1st Bank, Inc. (the "Company") is the parent company for lst National Community Bank (the "Bank"). The Company was formed as an Ohio corporation on April 24, 1996, to own and control all of the capital stock of the Bank, a national banking association. The Company is a bank holding company which, under existing laws, is restricted to activities generally relating to banking. At the present time, the Company does not actively conduct any business, and does not intend to employ any individuals other than officers who do not receive compensation for serving in such capacity, but utilizes the support staff and facilities of the Bank from time to time. The Company's primary regulator is the Board of Governors of the Federal Reserve System.

The Bank was chartered as a national banking association in June, 1987, headquartered near East Liverpool, Ohio. Business is conducted through its three full service offices located in Columbiana County, Ohio. The Bank operates a full service community bank, offering a variety of financial services to meet the needs of its market area. Services include, accepting demand and time deposits from the general public and together with borrowings and other funds, using the proceeds to originate secured and unsecured commercial and consumer loans and provide construction and mortgage loans, as well as home equity and personal lines of credit. In addition, funds are also used to purchase investment securities. The Bank's deposits are insured up to the legal maximum by the Federal Deposit Insurance Corporation.

Common Stock Market Price and Dividend Information
--------------------------------------------------

Tri-State lst Bank, lnc.'s common stock is traded locally and is not listed on any organized exchange. The following table presents the quarterly high and low prices as reported by Advest, Inc., a market maker in the Company's common stock and previously the Bank's common stock, for the recent two year period ending December 31, 1996. Also included in the table are dividends per share on the outstanding common stock.

                                                      Cash Dividends
                                                        Declared
                              High            Low       Per Share
                           ---------      ----------   -------------

1995:
      First Quarter      $    20.75      $    20.75    $       -
      Second Quarter          23.00           23.00         0.23
      Third Quarter           23.00           23.00            -
      Fourth Quarter          31.75           31.75         0.24

1996:
      First Quarter      $    32.00      $    30.00    $       -
      Second Quarter          32.00           30.00         0.25
      Third Quarter           34.00           32.00            -
      Fourth Quarter          34.00           32.00         0.26

At December 31, 1996 there were issued and outstanding 205,400 shares of common stock, which were held by approximately 357 shareholders of record.

The Company's ability to pay dividends to shareholders is dependent upon the receipt of dividends from the Bank, because the Company currently has no source of income other than dividends from the Bank. The Bank may not declare or pay dividends on its common stock if such payment would cause its regulatory capital to be reduced below minimum requirements imposed by OCC regulations. The Company is also subject to certain regulatory restrictions imposed by the Federal Reserve Board on the payment of dividends to its shareholders.

Financial Highlights
--------------------

The following tables set forth certain information concerning the consolidated financial position and certain performance ratios of the Company and its subsidiary, lst National Community Bank at the dates indicated:

                                                 At or for the Year Ended December 31,
                                  ---------------------------------------------------------------------
                                    1996            1995          1994            1993           1992
                                  ---------      ---------      ---------      ---------      ---------
                                         (Dollars in Thousands, Except Per Share Information)
Selected Financial Data

  Assets                         $  43,175      $  38,636      $  34,915      $  29,850      $  26,398
  Investment securities             12,187         10,477          9,840          7,802          7,557
  Loans                             24,052         22,117         19,050         15,757         14,760
  Allowance for loan losses            290            266            233            185            176
  Deposits                          38,690         34,358         31,111         26,545         23,210
  Other Borrowings                     279            375            115              -              -
  Stockholders' equity               4,036          3,686          3,225          3,188          3,043

Summary of Operations
  Interest income                $   3,039      $   2,704      $   2,274      $   1,962      $   1,982
  Interest expense                   1,223          1,043            825            749            955
                                  ---------      ---------      ---------      ---------      ---------
  Net interest income                1,816          1,661          1,449          1,213          1,027
  Provision for loan losses             49             68             50            112             36
                                  ---------      ---------      ---------      ---------      ---------
  Net interest income after
    provision for loan losses        1,767          1,593          1,399          1,101            991
  Other operating income               349            309            248            245            217
  Other operating expense            1,485          1,355          1,290          1,049            981
                                  ---------      ---------      ---------      ---------      ---------
  Income before income taxes           631            547            357            297            227
  Income taxes                         161            145             75             75             56
                                  ---------      ---------      ---------      ---------      ---------
  Net income                     $     470      $     402      $     282      $     222      $     171
                                  =========      =========      =========      =========      =========

Per Share Data (1)
  Earnings                       $    2.29      $    1.96      $    1.37      $    1.08      $    0.83
  Cash dividends declared             0.51           0.47           0.43           0.38           0.38
  Book Value                         19.65          17.95          15.70          15.52          14.81
  Average shares outstanding       205,400        205,400        205,400        205,400        205,400

Market Information (1)
  High                          $    34.00      $   31.75      $   19.00      $   20.00      $   21.00
  Low                                30.00          20.75          18.50          19.00          19.00
  At December 31                     34.00          31.75          19.00          19.50          19.00

Selected Financial Ratios
  Return on average assets            1.14%          1.12%          0.87%          0.79%          0.67%
  Return on average equity           12.21          11.54           8.79           7.13           7.07
  Average equity to average
    assets                            9.33           9.63           9.94          11.36           9.43
  Equity to assets at end of
    period                            9.35           9.54           9.24          10.68          11.53
  Non-performing assets to
    total assets                      0.80           1.11           0.74          1.18            1.50
  Non-performing loans to
    total loans                       1.44           1.44           0.76          1.14            2.23


[FN]
(1) Adjusted for 2-for-1 stock split effective February 22, 1995.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS


General
-------

The Company's results of operations are dependent on the operations of the Bank. The Bank's results of operations are primarily dependent on its net interest income, which is the difference between interest earned on its loan and investment securities portfolios and other interest earning assets, and its cost of funds consisting of interest expense paid on its deposits and other borrowings. Net interest income is also affected by the relative amounts of interest earning assets and liabilities. Net income of the bank is also impacted by its provision for loan losses, as well as other operating income and expenses. Other operating income consists primarily of service charges on deposit accounts, while other operating expenses is comprised of salaries and employee benefits, occupancy expenses, and other general and administrative expenses. Earnings of the bank are impacted by general local economic, competitive, and regulatory conditions, particularly changes in market interest, and actions of regulatory agencies.

Management Strategy
-------------------

The Company's philosophy is to combine quality personal service and strategic office locations to offer a variety of loan and deposit products tailored to fit the needs of its customers. While the Company has no specific plans to significantly expand its branch network, management is continually identifying and assessing opportunities for future expansion.

The Bank's lending strategy has historically focused on the origination and retention of a mixture in its portfolio of real estate commercial mortgage loans, one-to-four family mortgage loans and, to a lesser extent, working capital commercial loans in the form of credit lines and term notes, personal loans, automobile loans, and home equity loans. This focus and the application of prudent underwriting standards is designed to reduce the risk of loss on the Bank's loan portfolio.

To measure the relationship of interest-earning assets and interest-bearing liabilities and their impact on net interest income, the Bank maintains an asset/liability management program. One of the principal functions of the program is to monitor the level to which the balance sheet is subject to interest rate risk. The goal of the program is to manage the relationship between interest-earning assets and interest-bearing liabilities to minimize the fluctuations in net interest spread and achieve consistent growth in net interest income during periods of changing interest rates. To accomplish its strategies, adjustable-rate residential mortgage and commercial loans are originated, as well as shorter term consumer loans. The investment securities portfolio, which is used primarily for liquidity purposes, has historically been comprised of short term (three to five years) U.S. Treasury and agency obligations, and AA and AAA tax-exempt municipal and state obligations. Although management typically holds investment securities purchased until maturity, approximately 82% of the portfolio at December 31, 1996 was classified as available for sale to allow management the flexibility in managing this portfolio in a changing market rate environment.

The Bank attempts to manage the interest rates it pays on deposits, while maintaining a stable to growing deposit base by providing convenient and quality service and competitive interest rates to its customers. Historically, the Bank has had minimal borrowings, which are originated through a credit arrangement with the Federal Home Loan Bank of Cincinnati, Ohio ("FHLB"), and has relied upon its customer deposit base as its primary source of funds.

Impact of Inflation and Changing Prices
---------------------------------------

The financial statements and related data have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation.

Unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

Average Balance Sheet
---------------------

The following tables set forth for the periods indicated, information regarding the average balances of interest-earning assets and interest-bearing liabilities, the dollar amount of interest income earned on such assets and the resultant yields, the dollar amount of interest expense paid on such liabilities and the resultant rates. The tables also reflect the interest rate spread for such periods, the net yield on interest-earning assets (i.e., net interest income as a percentage of average interest-earning assets) and the ratio of interest-earning assets to average interest-bearing liabilities. Average balances are based on daily balances.

                                                          Year Ended December 31,
                                                 1996                                1995
                                 ---------------------------------   ----------------------------------
                                  Average                              Average
                                  Balance      Interest  Yield (1)     Balance      Interest  Yield (1)
                                 ----------    --------- ---------   ----------     --------- ---------
                                                            (Dollars in Thousands)

Interest-earning assets:
  Loans receivable (2),(3)      $   22,867    $   2,257    9.87%    $   20,798     $   2,052    9.87%
  Federal funds sold                 2,784          149    5.35%         1,735           105    6.05%
  Investment securities             11,274          744    6.60%         9,634           630    6.53%
                                 ----------    ---------             ----------     ---------
Total interest-earning assets       36,925        3,150    8.53%        32,167         2,787    8.66%
                                               ---------  ------                    ---------  ------
Noninterest-earning assets           4,321                               4,000
                                 ----------                          ----------
Total assets                    $   41,246                          $   36,167
                                 ==========                          ==========
Interest-bearing liabilities:
  Interest-bearing demand
    deposits                         7,560          208    2.75%         5,849           162    2.77%
  Money market deposits              4,847          146    3.01%         4,673           146    3.12%
  Certificates of Deposit           11,648          621    5.33%         9,964           495    4.97%
  Savings deposits                   7,575          226    2.98%         7,081           212    2.99%
  Other borrowings                     324           22    6.79%           419            28    6.68%
                                 ----------    ---------             ----------     ---------
Total interest-bearing
  liabilities                       31,954        1,223    3.83%        27,986         1,043    3.73%
                                               ---------  ------                    ---------  ------
Noninterest-bearing liabilities      5,443                               4,697
                                 ----------                          ----------

Total liabilities                   37,397                              32,683
                                 ----------                          ----------

Stockholders' Equity                 3,849                               3,484
                                 ----------                          ----------
Total liabilities and
  stockholders' equity          $   41,246                          $   36,167
                                 ==========                          ==========

Net interest income                           $   1,927                            $   1,744
                                               =========                            =========

Interest rate spread (4)                                   4.70%                                4.93%
                                                          ======                               ======
Net yield on interest-earning
  assets (5)                                               5.22%                                5.42%
Ratio of average interest-earning
  assets to average interest-bearing
  liabilities                                            115.56%                              114.94%


[FN]
(1) Yields on interest-earning assets have been computed on a taxable-equivalent basis using the federal statutory tax rate of 34%.
(2) Interest on loans includes fee income.
(3) Non-accrual loans included.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate Volume Analysis
--------------------

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume). Changes which are not solely attributable to rate or volume are allocated to changes in rate due to rate sensitivity of interest-earning assets and interest-bearing liabilities.


                                                  Year Ended December 31,
                            ---------------------------------------------------------------------
                                   1996  vs  1995                        1995  vs  1994
                            -------------------------------      --------------------------------
                                  Increase (Decrease)                   Increase (Decrease)
                                        Due to                                Due to
                            ---------------------------------------------------------------------
                            Volume        Rate         Net        Volume        Rate         Net
                            -------     -------      -------      -------      ------      -------
                                                    (Dollars in Thousands)
INTEREST INCOME ON:
  Loans receivable         $   204      $    1      $   205      $   325      $   78      $   403
  Federal funds sold            63         (19)          44          (59)         33          (26)
  Investment securities        108           7          115           44          24           68
                            -------     -------      -------      -------      ------      -------

    Total interest income  $   375     $   (11)     $   364     $    310      $  135      $   445
                            =======     =======      =======     ========      ======      =======

INTEREST EXPENSE ON:
  Interest-bearing demand
    deposits               $    47     $    (1)     $    46      $     35     $  (25)     $    10
  Money market deposits          5          (5)           0           (12)        23           11
  Certificates of deposit       84          42          126            66        106          172
  Savings deposits              15          (1)          14            15          0           15
  Other borrowings              (6)          0           (6)           10          0           10
                            -------     -------      -------      -------      ------      -------
    Total interest expense $   145     $    35      $   180      $   114      $  104      $   218
                            =======     =======      =======     ========      ======      =======
NET INTEREST INCOME        $   230     $   (46)     $   184      $   196      $   31      $   227
                            =======     =======      =======     ========      ======      =======

Comparison of Financial Condition at December 31, 1996 and December 31, 1995
----------------------------------------------------------------------------

Total assets at December 31, 1996 of $43,175,000 represented an increase of $4,539,000 or 11.80% from December 31, 1995. This increase was primarily the result of loan portfolio growth of $1,935,000 or 42.6% of total asset growth, and increases in investment securities of $1,710,000 or 37.7% of total asset growth. Although federal funds sold increased by only $150,000 in balance from December 31, 1995 to December 31, 1996, the actual average balance outstanding during 1996 increased to $2,784,000 from average outstanding balances in 1995 of $1,735,000.

The increase in investment securities of 16.3% at December 31, 1996 as compared to 1995, is part of an overall management strategy to invest funds in the securities portfolio methodically in order to employ funds not required for loan demand in a manner which will provide safety, liquidity, and improved earnings potential. Of the total increase in investment securities, $1,367,000 or 79.9% is attributable to tax exempt investments.

Loans receivable at December 31, 1996 of $24,052,000 represented an increase of 8.7% from $22,117,000 at December 31, 1995. The growth in the loan portfolio was primarily attributable to real estate mortgages which increased by $980,000 and commercial loans which increased by $765,000. Of the total increase in loans from December 31, 1995 to December 31, 1996, 90.2% is attributed to these loan classifications. Management has concentrated its origination efforts during 1996 on obtaining a more balanced mix of loans.

The allowance for loan losses increased a net of $24,000 for the year ending December 31, 1996. The overall ratio of the allowance to loans receivable of 1.2% remained unchanged at December 31, 1996 as compared to December 31, 1995. The relationship between the allowance and loans receivable is a function of credit quality and known risk factors of the loan portfolio.

At December 31, 1996, nonperforming loans, which are comprised of commercial and consumer loans contractually past due 90 days or more as to interest or principal payment but are not nonaccrual status because of collateral considerations or collection status, and impaired loans, which represent nonaccrual commercial loan types, amounted to $347,000, an increase of $28,000 from December 31, 1995 totals. Total nonperforming loans at December 31, 1996 represented only 1.44% of total loans. There are eight loans classified as nonperforming. However, three loans for a combined total of $261,000 comprised 75.2% of this classification. All three loans are secured by commercial real estate properties. As a part of management's ongoing assessment of its loan portfolio, $84,000 of the allowance for loan losses at December 31, 1996 had been allocated for these three loans.

Other assets declined by $480,000 or 52.5% from 1995 to 1996. The decline is primarily attributed to a reduction in other real estate owned of $56,000 and a $500,000 reduction of a receivable set up on December 31, 1995 for a U.S. Treasury note that matured, but due to a delay in receiving funds settlement was outstanding at year end. These decreases were partially offset by a $70,000 increase in accrued interest receivable on investment securities.

Total deposits grew by $4,332,000 or 12.6% in 1996. Such growth was primarily responsible for funding the total asset growth obtained in 1996. The Lisbon branch office was a significant source of this growth. The Bank offered no new deposit products or market incentive interest rates to attract new deposit relationships. The growth was attributable at this office to the location, which represented a relatively new market for the Bank in 1996. Interest-bearing deposits represent 77.6% of total deposit growth in 1996, or an increase of $3,361,000 in these accounts.


Stockholders' Equity increased by $350,000 or 9.5% during 1996, due to net retained earnings from operations of $366,000, offset by the net unrealized loss on securities which increased to $18,000 at December 31, 1996. The increase in the net unrealized loss on securities is considered temporary in nature and is attributable to a marginal increase in the market interest rate environment at December 31, 1996 as compared to December 31, 1995.

Comparison of Operating Results for the Years Ended December 31, 1996 and 1995
------------------------------------------------------------------------------

General. Net income for the year ended December 31, 1996 totaled $470,000 or $2.29 per share compared to $402,000 or $1.96 per share for 1995. This increase of 16.9% in net income is principally attributed to increases of $155,000 in net interest income and $40,000 in other operating income, which were partially offset by a $130,000 or 9.5% increase in other operating expense.

Net Interest Income. Net interest income on a tax equivalent basis increased $183,000 or 10.5% in 1996 from 1995 due to increases in interest income of $363,000, which was partially offset by a $180,000 increase in interest expense.

The increase in interest income was derived primarily from earnings on investment securities, which increased $118,000 from 1995, due to an increase in average balance to $11,274,000 at December 31, 1996 from $9,634,000 at December 31, 1995. This represented a 17.0% increase in average balance outstanding. From 1995 to 1996, the overall average yields on the investment security portfolio increased slightly from 6.53% to 6.60%.

Interest income on loans for the year ended December 31, 1996, on a tax equivalent basis, increased by $205,000 or 10.0% as compared to the year ended December 31, 1995. The increase was attributed exclusively to the growth in the loan volume, as the portfolio yields remained consistent with 1995 averages.

Interest expense increased $180,000 or 17.3% during 1996, as compared to 1995 due substantially to an overall increase in volume of interest-bearing deposits. However, the majority of the increase in average interest-bearing deposits resulted from the interest-bearing demand deposits, which increased in average balance by $1,711,000 and the certificates of deposits which increased by $1,684,000. The increases represented 85.6% of the interest-bearing deposit average balance growth in 1996. Overall yields for the year ended December 31, 1996 on the interest-bearing deposit portfolio remained relatively consistent with the yields noted for 1995.

Provision for loan losses. The provision for loan losses for the year ended December 31, 1996 was $49,000 as compared to $68,000 for 1995. Management makes periodic provisions to the allowance for loan losses to maintain the allowance at an acceptable level commensurate with management's assessment of the credit risk inherent in the loan portfolio.

Other Operating Income. Other operating income, which is comprised principally of fees and charges on customer deposit accounts, increased $40,000 or 12.9% to $349,000 for 1996. Service charges on deposit customer accounts increased $28,000 or 12.5%, due largely to the increase in the number of demand deposit accounts during 1996. Other income increased by $10,000 because of an increase in commissions received on life and health insurance coverage on consumer loan accounts.

Other Operating Expense. Overall, other operating expense increased by $130,000 or 9.6% from 1995 to 1996. Salary and employee benefits increased $58,000 or 10.2% due to the hiring of additional personnel as well as the impact of normal salary and cost increases related to existing employees.

Occupancy and equipment expenses increased $8,000 from 1995 to 1996 which was due to an increase in branch office and ATM site operating lease rental payments for 1996.

Other operating expenses increased by $63,000 or 12.7% due primarily to a $16,000 increase in other real estate owned property maintenance costs, $13,000 for a new Visa check card program initiated in 1996, and $37,000 due to increased consulting, postage, and office supplies expenses.

Income Tax Expense. Income taxes increased by $16,000 or 11.0% during 1996 when compared to 1995 expense, due exclusively to the 15.4% increase in pre-tax income.

SNODGRASS
Certified Public Accountants



                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------






Board of Directors and Stockholders
Tri-State 1st Bank, Inc.

We have audited the consolidated balance sheet of Tri-State lst Bank, Inc. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tri-State 1st Bank, Inc. and Subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, effective January 1, 1995, the Company changed its method of accounting for impaired loans and the related allowance for loan losses.



/s/ S. R. Snodgrass, A.C.



Wexford, PA
January 17, 1997, except for
Note 9, as to which the date
is January 23, 1997


S.R. Snodgrass, A.C.
101 Bradford Road Wexford, PA 15090-6909 Phone: 412-934-0344
Facsimile: 412-934-0345

                         TRI-STATE 1ST BANK, INC.
                        CONSOLIDATED BALANCE SHEET

                                                           December 31,
                                                       1996          1995
                                                   ------------   ------------
ASSETS
Cash and due from banks                           $  3,778,082   $  2,439,817
Interest-bearing deposits with other banks              99,018        116,975
Federal funds sold                                   1,700,000      1,550,000
Investment securities:
  Available for sale                                 9,981,741      8,940,910
  Held to maturity (market value of $2,220,220
      and $1,575,554)                                2,204,884      1,535,504
Loans                                               24,051,625     22,116,573
Less allowance for loan losses                         290,247        266,073
                                                   ------------   ------------
            Net loans                               23,761,378     21,850,500
Premises and equipment                               1,215,915      1,288,439
Accrued interest and other assets                      433,763        913,613
                                                   ------------   ------------
            TOTAL ASSETS                          $ 43,174,781   $ 38,635,758
                                                   ============   ============

LIABILITIES
Deposits:
  Noninterest-bearing demand                      $  5,990,963   $  5,019,752
  Interest-bearing demand                            8,027,946      6,708,666
  Money market                                       4,789,319      4,364,655
  Savings                                            7,877,057      7,076,429
  Time                                              12,004,942     11,188,324
                                                   ------------   ------------
            Total deposits                          38,690,227     34,357,826
Other borrowings                                       279,156        374,888
Accrued interest and other liabilities                 169,509        216,847
                                                   ------------   ------------
            TOTAL LIABILITIES                       39,138,892     34,949,561
                                                   ------------   ------------
STOCKHOLDERS' EQUITY
Common stock, no par value;
  1,000,000 shares authorized,
  205,400 shares issued and outstanding              1,283,750      1,283,750
Surplus                                              1,610,750      1,610,750
Retained earnings                                    1,159,212        793,514
Net unrealized loss on securities                      (17,823)        (1,817)
                                                   ------------   ------------
            TOTAL STOCKHOLDERS' EQUITY               4,035,889      3,686,197
                                                   ------------   ------------
            TOTAL LIABILITIES AND
              STOCKHOLDERS' EQUITY                $ 43,174,781   $ 38,635,758
                                                   ============   ============

See accompanying notes to the consolidated financial statements.

                          TRI-STATE 1ST BANK, INC.
                     CONSOLIDATED STATEMENT OF INCOME

                                                     Year Ended December 31,
                                                        1996           1995
                                                   ------------   ------------
INTEREST INCOME
  Loans, including fees                           $  2,246,240   $  2,039,820
  Interest-bearing deposits with other banks             3,059          3,192
  Federal funds sold                                   148,759        104,615
  Investment securities:
     Taxable                                           466,960        438,983
     Exempt from federal income tax                    174,152        117,934
                                                   ------------   ------------
             Total interest income                   3,039,170      2,704,544
                                                   ------------   ------------
INTEREST EXPENSE
  Deposits                                           1,201,379      1,015,232
  Other borrowings                                      21,762         28,139
                                                   ------------   ------------
             Total interest expense                  1,223,141      1,043,371
                                                   ------------   ------------
NET INTEREST INCOME                                  1,816,029      1,661,173

Provision for loan losses                               49,219         67,953
                                                   ------------   ------------
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                    1,766,810      1,593,220
                                                   ------------   ------------
OTHER OPERATING INCOME
  Service charges and fees                             251,756        223,532
  Investment securities losses, net                     (4,355)        (6,619)
  Other                                                101,718         92,211
                                                   ------------   ------------
             Total other operating income              349,119        309,124
                                                   ------------   ------------
OTHER OPERATING EXPENSE
  Salaries and employee benefits                       623,368        565,705
  Occupancy                                            172,091        161,308
  Furniture and equipment                              128,326        130,898
  Federal deposit insurance premiums                     1,000         35,750
  Other                                                559,738        461,995
                                                   ------------   ------------
             Total other operating expense           1,484,523      1,355,656
                                                   ------------   ------------

Income before income taxes                             631,406        546,688
Income taxes                                           160,954        144,976
                                                   ------------   ------------

NET INCOME                                        $    470,452   $    401,712
                                                   ============   ============


EARNINGS PER SHARE                                $       2.29   $       1.96

AVERAGE SHARES OUTSTANDING                             205,400        205,400

See accompanying notes to the consolidated financial statements.

                            TRI-STATE 1ST BANK, INC.
          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                           Net
                                                                                       Unrealized
                                               Common                     Retained       Loss on
                                                Stock        Surplus      Earnings     Securities        Total
                                             -----------   -----------   -----------   -----------    -----------

Balance, December 31, 1994                  $ 1,283,750   $ 1,610,750   $   488,340   $  (157,736)   $ 3,225,104

Net unrealized gain on securities
  transferred to available for sale
  classification                                                                           29,778         29,778
Net income                                                                  401,712                      401,712
Dividends declared ($.47 per share)                                         (96,538)                     (96,538)
Net unrealized gain
  on securities                                                                           126,141        126,141
                                             -----------   -----------   -----------   -----------    -----------
Balance, December 31, 1995                    1,283,750     1,610,750       793,514        (1,817)     3,686,197

Net income                                                                  470,452                      470,452
Dividends declared ($.51 per share)                                        (104,754)                    (104,754)
Net unrealized loss
  on securities                                                                           (16,006)       (16,006)
                                             -----------   -----------   -----------   -----------    -----------

Balance, December 31, 1996                  $ 1,283,750   $ 1,610,750   $ 1,159,212   $   (17,823)   $ 4,035,889
                                             ===========   ===========   ===========   ===========    ===========







See accompanying notes to the consolidated financial statements.

                           TRI-STATE 1ST BANK, INC.
                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                Year Ended December 31,
                                                   1996           1995
                                              -------------   -------------

OPERATING ACTIVITIES
  Net income                                 $     470,452   $     401,712
  Adjustments to reconcile net income to
    net cash provided by operating
    activities:
    Provision for loan losses                       49,219          67,953
    Depreciation and amortization, net             179,549         150,316
    Investment securities losses, net                4,355           6,619
    Deferred income taxes                           12,358           1,360
    Increase in accrued interest receivable        (51,253)        (30,009)
    Increase in accrued interest payable             2,057          20,631
    Other                                          421,911         121,726
                                               -------------   -------------
        Net cash provided by operating
          activities                             1,088,648         740,308
                                              -------------   -------------
INVESTING ACTIVITIES
  Investment securities available for sale:
    Proceeds from sales                            774,822         707,225
    Proceeds from principal repayments
    and maturities                                 892,797         799,615
    Purchases of securities                     (2,730,450)     (2,309,432)
  Investment securities held to maturity:
    Proceeds from principal repayments and
    maturities                                     240,397         451,134
    Purchases of securities                       (939,806)       (566,926)
  Net loan originations                         (2,010,222)    (3,114,364)
  Acquisition of premises and equipment            (52,307)        (81,858)
  Proceeds from sale of real estate owned           74,514               -
                                              -------------   -------------

      Net cash used for investing activities    (3,750,255)     (4,114,606)
                                              -------------   -------------

FINANCING ACTIVITIES
  Net increase in deposits                       4,332,401       3,247,093
  Principal payments on other borrowings           (95,732)        (89,543)
  Cash dividends paid                             (104,754)        (96,538)
                                              -------------   -------------
      Net cash provided by financing
        activities                               4,131,915       3,061,012
                                              -------------   -------------
      Increase (decrease) in cash and
        cash equivalents                         1,470,308        (313,286)

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                              4,106,792       4,420,078
                                              -------------   -------------

CASH AND CASH EQUIVALENTS AT END OF YEAR     $   5,577,100   $   4,106,792
                                              =============   =============

See accompanying notes to the consolidated financial statements.

                           TRI-STATE IST BANK, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------

Organization
------------

 On April 24, 1996, the stockholders of 1st National Community Bank (the "Bank") approved the Plan of Reorganization of the Bank into a holding company structure. After approval by the regulatory authorities the reorganization was completed on May 31, 1996. Each issued and outstanding share of common stock of the Bank immediately prior to the reorganization was converted into and exchanged for one share of Tri-State 1st Bank, Inc., (the "Company"). As a result of this transaction, the Bank became a wholly-owned subsidiary of the Company. For 1995, all references in the accompanying financial statements to the number of shares and per share amounts have been restated to reflect this reorganization. The Bank is a national banking association located in Ohio. The Bank's principal sources of revenues emanate from its provision of commercial, commercial mortgage, residential real estate and consumer loan financing, as well as a variety of deposit accounts and services to its customers through three offices which are located in the East Liverpool and Lisbon, Ohio, areas. The Company's principal asset is represented by its ownership of the Bank. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

Basis of Presentation
---------------------

The consolidated financial statements of the Company include its wholly-owned subsidiary, the Bank. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary on the parent company financial statements is carried at the company's equity position in the underlying net assets of the bank.

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near-term is the allowance for loan losses.

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Investment Securities
---------------------

The Bank has classified investment securities into two categories: Held to Maturity and Available for Sale. Debt securities acquired with the intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using the interest method and recognized as adjustments of interest income. Other debt securities have been classified as available for sale, to serve principally for liquidity purposes. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank and the Federal Reserve Bank represents ownership in institutions which are wholly-owned by other financial institutions. These equity securities are accounted for at cost.

---------------------------------------------------------

Loans
-----

Loans are reported at their principal amount, net of the allowance for loan losses. Interest on all loans is recognized as income when earned on the accrual method. The Bank's general policy is to stop accruing interest on loans when it is determined that reasonable doubt exists as to the collectibility of additional interest. Interest received on nonaccrual loans is recorded as income or applied against principal according to management's judgment as to the collectibility of principal.

Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards Statement No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by Statement No. 118. Under this Standard, the Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. For purposes of this Standard, nonaccrual commercial and commercial real estate loans are considered to be impaired.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Bank is amortizing these amounts over the contractual life of the related loans.

Allowance for Loan Losses
-------------------------

The Bank uses the allowance method in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The allowance is maintained at a level believed by management to be sufficient to absorb estimated potential credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the credit portfolio and other relevant factors. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of expected future cash flows on impaired loans which may be susceptible to significant change. The allowance for loan losses on impaired loans is one component of the methodology for determining the allowance for loan losses. The remaining components of the allowance for loan losses provide for estimated losses on commercial loans, consumer loans and real estate mortgages, and general amounts for historical loss experience, uncertainties in estimating losses, and inherent risks in the various credit portfolios.

Premises and Equipment
----------------------

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straightline method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Real Estate Owned
-----------------

Real estate owned acquired in the settlement of foreclosed loans is carried as a component of other assets at the lower of cost or fair value minus estimated cost to sell. Valuation allowances for estimated losses are provided when the carrying value of the real estate acquired exceeds the fair value. Direct costs incurred in the foreclosure process and subsequent holding costs incurred on such properties are recorded as expenses of current operations.

---------------------------------------------------------

Employee Benefits
-----------------

Pension and other employee benefits include contributions to a defined contribution profit sharing plan covering eligible employees. Contributions to the profit sharing plan are made at the discretion of the Board of Directors. The Company also has an Employee Stock Ownership Plan (ESOP) for substantially all of its employees.

Income Taxes
------------

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Cash Flow Information
---------------------

The Company has defined cash equivalents as those amounts due from depository institutions, interest-bearing demand deposits, and federal funds sold.

Cash paid during the year for income taxes and interest on deposits and borrowings was as follows:

                                                1996              1995
                                          --------------    --------------

Interest on deposits and borrowings      $    1,221,084    $    1,022,740
Income taxes                                    144,000            76,000

Earnings Per Share
------------------

Earnings per share are calculated on the basis of the weighted average number of shares of stock outstanding for the periods presented.

Reclassification of Comparative Amounts
---------------------------------------

Certain comparative amounts for 1995 have been reclassified to conform to 1996 presentations.

2. INVESTMENT SECURITIES
------------------------

In December, 1995, in accordance with the Financial Accounting Standards Board Special Report, "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities," the Bank reclassified investment securities, predominantly obligations of states and political subdivisions, from the held to maturity classification to the available for sale classification with an amortized cost of $2,719,622 and an estimated market value of $2,764,739.

------------------------------------

The amortized cost and estimated market value of investment securities available for sale are as follows:


                                                           1996
                                       -----------------------------------------------------------
                                                         Gross          Gross          Estimated
                                         Amortized     Unrealized     Unrealized         Market
                                           Cost          Gains          Losses           Value
                                       ------------    ----------    -----------     -------------
U.S. Treasury securities and
  other U.S. Government
  agencies and corporations           $  6,800,874    $   23,257    $   (78,121)    $   6,746,010
Obligations of states and political
  subdivisions                           2,746,759        32,248         (6,226)        2,772,781
Mortgage-backed securities                 250,162         1,901            (63)          252,000
                                       ------------    ----------    -----------     -------------
      Total debt securities              9,797,795        57,406        (84,410)        9,770,791

Equity securities                          210,950             -              -           210,950
                                       ------------    ----------    -----------     -------------

      Total                           $ 10,008,745    $   57,406    $   (84,410)    $   9,981,741
                                       ============    ==========    ===========     =============



                                                                  1995
                                       -----------------------------------------------------------
                                                         Gross          Gross          Estimated
                                         Amortized     Unrealized     Unrealized         Market
                                           Cost          Gains          Losses           Value
                                       ------------    ----------    -----------     -------------
U.S. Treasury securities and
  other U.S. Government
  agencies and corporations           $  6,497,821    $   28,363    $   (69,007)    $   6,457,177
Obligations of states and political
  subdivisions                           1,971,008        40,924         (3,158)        2,008,774
Mortgage-backed securities                 275,184           125              -           275,309
                                       ------------    ----------    -----------     -------------
      Total debt securities              8,744,013        69,412        (72,165)        8,741,260

Equity securities                          199,650             -              -           199,650
                                       ------------    ----------    -----------     -------------

       Total                         $   8,943,663    $   69,412    $   (72,165)    $   8,940,910
                                      =============    ==========    ===========     =============

                                     17

2. INVESTMENT SECURITIES (Continued)
------------------------------------

The amortized cost and estimated market value of investment securities held to maturity are as follows:


                                                                  1996
                                       -----------------------------------------------------------
                                                         Gross          Gross          Estimated
                                         Amortized     Unrealized     Unrealized         Market
                                           Cost          Gains          Losses           Value
                                       ------------    ----------    -----------     -------------
U. S. Treasury securities and
  other U.S. Government
  agencies and corporations          $     199,270    $        -    $      (457)   $      198,813
Obligations of states and
  political subdivisions                 1,603,477        22,665         (6,363)        1,619,779
Mortgage-backed securities                 402,137         3,046         (3,555)          401,628
                                       ------------    ----------    -----------     -------------

                  Total              $   2,204,884    $   25,711    $   (10,375)    $   2,220,220
                                      =============    ==========    ===========     =============

                                                                  1995
                                       -----------------------------------------------------------
                                                         Gross          Gross          Estimated
                                         Amortized     Unrealized     Unrealized         Market
                                           Cost          Gains          Losses           Value
                                       ------------    ----------    -----------     -------------
Obligations of states and
  political subdivisions              $  1,001,409    $   42,741    $    (3,696)    $   1,040,454
Mortgage-backed securities                 534,095         5,827         (4,822)          535,100
                                       ------------    ----------    -----------     -------------

      Total                          $   1,535,504    $   48,568    $    (8,518)    $   1,575,554
                                      =============    ==========    ===========     =============

The amortized cost and estimated market value of debt securities by contractual maturity at December 31, 1996, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                           AVAILABLE FOR SALE              HELD TO MATURITY
                                       --------------------------     ----------------------------
                                                       Estimated                     Estimated
                                         Amortized       Market       Amortized        Market
                                           Cost          Value          Cost           Value
                                       ------------   -----------    -----------     -------------

Due in one year or less               $  2,150,113   $ 2,151,640    $    36,601     $      36,525
Due after one year through
  five years                             4,851,429     4,804,886        827,488           835,276
Due after five years through
  ten years                              2,446,091     2,464,745        746,092           749,980
Due after ten years                        100,000        97,520        192,566           196,811
                                       ------------   -----------    -----------     -------------
                                         9,547,633     9,518,791       1,802,747        1,818,592
Mortgage-backed securities                 250,162       252,000         402,137          401,628
                                       ------------   -----------    -----------     -------------

      Total                           $  9,797,795   $ 9,770,791    $  2,204,884    $   2,220,220
                                       ============   ===========    ============    =============

                                     18

------------------------------------

Proceeds from the sales of securities available for sale and the gross realized gains and losses for the years ended December 31, 1996 and 1995, were as follows:

                                           1996                 1995
                                       --------------      --------------

Proceeds from sales                   $      774,822      $      707,225
Gross realized gains                             497                   -
Gross realized losses                          4,852               6,619

Investment securities with a carrying value of $2,801,325 and $2,521,113 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits and other purposes as required by law.

3. LOANS
--------

Major classifications of loans are summarized as follows:


                                           1996                 1995
                                       --------------      --------------

Commercial and agricultural           $    5,544,146      $    4,778,727
Real estate mortgages                     14,723,307          13,742,718
Consumer                                   3,784,172           3,595,128
                                       --------------      --------------
                                          24,051,625          22,116,573
Less allowance for loan losses               290,247             266,073
                                       --------------      --------------

      Net loans                       $   23,761,378      $   21,850,500
                                       ==============      ==============

The Bank grants consumer, commercial and residential loans to customers throughout its trade area which encompasses East Liverpool and Lisbon, Ohio, and surrounding communities. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their loan agreements is dependent upon the economic stability of the tri-state area.

Nonperforming loans are comprised of commercial and consumer loans which are on a nonaccrual basis or loans contractually past due 90 days or more as to interest or principal payment but are not nonaccrual status because they are well secured or in process of collection. The following table presents information concerning commercial and consumer related nonperforming loans.

                                           1996                 1995
                                       --------------      --------------
Principal outstanding December 31,
  Ninety days or more past due
    and accruing interest             $      235,935      $      270,023
    Nonaccrual                                     -              47,636
    Impaired loans                           110,537                   -
                                       --------------      --------------

      Total nonperforming             $      346,472      $      317,659
                                       ==============      ==============
 Contractual interest due on
   nonaccrual loans                   $            -      $        2,846
 Less interest income recognized
   on nonaccrual loans                             -               2,158
                                       --------------      --------------
                        Total         $            -      $          688
                                       ==============      ==============

--------------------

As discussed in Note 1, the Company adopted SFAS No. 114 and SFAS No. 118 in 1995. The valuation allowance recorded on impaired loans in accordance with SFAS No. 114, is included in the total allowance for loan losses shown below and amounted to $45,876 at December 31, 1996. The average recorded investment in impaired loans for 1996 was $110,537. There were no impaired loans during 1995. The Company did not recognize any income on impaired loans during 1996.

As of December 31, 1996, aggregate loans of $60,000 or more extended to officers, directors, and related affiliates or associates were $1,086,029. In management's opinion, all of these loans were made on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness. A summary of loan activity during the year is as follows:

           Balance                           Amount           Balance
     December 31, 1995      Additions      Collected      December 31, 1996
     -----------------      ---------      ---------      -----------------

          $911,608          $800,593        $626,172         $1,086,029

4. ALLOWANCE FOR LOAN LOSSES
----------------------------

Changes in the allowance for loan losses for the years ended December 31, 1996 and 1995, are as follows:

                                            1996                 1995
                                       --------------      --------------

Balance, January 1                    $      266,073      $      233,281
Add:
  Provision charged to operations             49,219              67,953
  Recoveries                                  15,570              15,944
Less loans charged off                        40,615              51,105
                                       --------------      --------------

Balance, December 31                  $      290,247      $      266,073
                                       ==============      ==============

5.  PREMISES AND EQUIPMENT
--------------------------

Major classifications of premises and equipment are summarized as follows at December 31:

                                            1996                 1995
                                       --------------      --------------

Land and improvements                $      270,981      $      270,982
Buildings and improvements                  948,323             934,823
Leasehold improvements                       28,649              24,852
Furniture, fixtures and equipment           641,146             606,132
                                       --------------      --------------
                                          1,889,099           1,836,789
Less accumulated depreciation               673,184             548,350
                                       --------------      --------------

      Total                          $    1,215,915      $    1,288,439
                                      ==============      ==============

Depreciation and amortization charged to operations was $124,834 in 1996 and $125,375 in 1995.

6. DEPOSITS
-----------

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $1,789,019 and $1,567,750 at December 31, 1996 and 1995, respectively.

The maturities of time deposits at December 31, 1996 are summarized as follows:

                  1997      $      9,558,264
                  1998             1,296,450
                  1999               964,912
                  2000               185,316
                             ----------------

                            $     12,004,942
                             ===============

7.  OTHER BORROWINGS
--------------------

The Bank has a line of credit with a borrowing limit of approximately $1,199,000 with the Federal Home Loan Bank of Cincinnati (FHLB) as of December 31, 1996. This credit line is subject to annual renewal and incurs no service charges. Borrowings on this line are collateralized by a blanket security agreement on outstanding residential mortgage loans and the Bank's investment in stock of the FHLB.

The Bank has two term loans outstanding with the FHLB which bear interest rates of 6.70% and 6.75% (weighted average of 6.73%) with remaining payment periods extending to August 1, 1999. The scheduled maturities of the term loans at December 31, 1996, are as follows:

                                     1996
                                --------------

            1997               $      102,372
            1998                      109,473
            1999                       67,311
                                --------------

            Total              $      279,156
                                ==============

8. INCOME TAXES
---------------

The provision for income taxes consist of:

                                            1996                 1995
                                       --------------      --------------

    Current                           $      148,596      $      143,616
    Deferred                                  12,358               1,360
                                       --------------      --------------

       Total                          $      160,954      $      144,976
                                       ==============      ==============


The components of the net deferred tax asset are as follows at December 31:

                                            1996                 1995
                                       --------------      --------------

Deferred Tax Assets:
  Net unrealized loss on securities   $        9,181      $          936
  Provision for loan losses                   86,111              79,053
                                       --------------      --------------
    Gross deferred tax assets                 95,292              79,989
  Less valuation allowance                         -                   -
                                       --------------      --------------
    Deferred tax assets after
      allowance                               95,292              79,989
                                       --------------      --------------

----------------------------
                                            1996                 1995
                                       --------------      --------------

Deferred Tax Liabilities:
  Depreciation                                18,242              17,883
  Accrual to cash conversion                  38,851              33,736
  Other                                       28,099              14,157
                                       --------------      --------------
  Gross deferred tax liabilities              85,192              65,776
                                       --------------      --------------

  Net deferred tax asset              $       10,100      $       14,213
                                       ==============      ==============

No valuation allowance was established at December 31, 1996 and 1995, in view of the Company's ability to carryback to taxes paid in previous years the future anticipated taxable income which is evidenced by the Company's earnings potential and the deferred tax liability amounts at each year end.

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

                                         1996                   1995
                                --------------------    -------------------
                                               % of                   % of
                                              Pretax                 Pretax
                                 Amount       Income     Amount      Income
                                ---------     ------    ---------    ------

Provision at statutory rate    $ 214,678       34.0%   $ 185,874      34.0%
Effect of tax free income        (65,424)     (10.4)     (48,440)     (8.9)
Other                             11,700         1.9       7,542       1.4
                                ---------     ------    ---------    ------
Actual tax expense and
  effective rate               $  160,954      25.5%   $ 144,976      26.5%
                                ==========    ======    =========    ======

9.  EMPLOYEE BENEFITS
---------------------

Profit Sharing Plan
-------------------

The Bank makes discretionary payments to a trusteed, defined contribution profit sharing plan covering substantially all employees and officers. Contributions under the plan are determined annually by the Board of Directors. The contribution for 1996 and 1995 amounted to $16,293 and $14,522, respectively.

ESOP
----

The Bank also maintains an Employee Stock Ownership Plan (ESOP) covering substantially all employees and officers. The Trustee has discretionary authority to purchase shares of common stock of the Company in the open market. The amount of the contribution to the ESOP is at the discretion of the Board of Directors with benefits vesting over a seven year period. Contributions totaling $6,000 and $5,500 were recorded during 1996 and 1995, respectively. The Trustee held 1,246 and 968 shares of the Company's common stock at December 31, 1996 and 1995, respectively.

---------------------------------

Stock Option Plan
-----------------

On January 23, 1997, the Board of Directors approved, subject to stockholder ratification at the 1996 annual meeting, the formation of a stock option plan. The plan will provide for granting incentive stock options and nonstatutory stock options for executive officers and nonemployee directors of the Company. A total of 25,000 shares of authorized but unissued common stock will be reserved for issuance under the plan, which expires ten years from the date of shareholder ratification. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted.

10. COMMITMENTS
---------------

In the normal course of business, the Bank makes various commitments which are not reflected in the accompanying financial statements. The Bank offers such products to enable its customers to meet their financing objectives. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss is represented by the contractual amounts as disclosed below. Losses, if any, are charged to the Allowance for Loan Losses. The Bank minimizes its exposure to credit loss under these commitments by subjecting them to credit approval, review procedures, and collateral requirements as deemed necessary.

The off-balance sheet commitments were comprised of the following at December 31, 1996 and 1995:

                                             1996                  1995
                                      ----------------      ----------------

Commitments to extend credit         $      3,010,678      $      2,300,350
Standby letters of credit                      75,894               422,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of available commercial, personal lines of credit, and loans granted but not yet funded. The Bank does not charge fees for these customer credit lines. Since many of the commitments are expected to expire without being fully drawn upon, the contractual amounts do not necessarily represent future funding requirements.

Standby letters of credit represent conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance-related contracts. The coverage period for these instruments is typically a one year period, with an annual renewal option subject to prior approval by management. The Bank holds collateral for these instruments, as deemed necessary.

The Bank leases a branch office site under an agreement which expires by the year 2005. The branch agreement contains five year renewal options which are available if elected by the Bank. At December 31, 1996, the minimum rental commitment for this noncancelable operating lease is as follows:

                  1997                     $      46,800
                  1998                            46,800
                  1999                            46,800
                  2000                            46,800
                  2001                            46,800
                  2002 and thereafter            187,200
                                             ------------

                  Total                    $     421,200
                                            =============

Occupancy expense includes rental expenditures for 1996 and 1995 of $50,880 and $42,840, respectively.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS
---------------------------------------

The estimated fair values at December 31 of the Company's financial instruments are as follows:

                                                1996                          1995
                                   ---------------------------   ---------------------------
                                     Carrying         Fair         Carrying         Fair
                                       Value          Value          Value          Value
                                   ------------   ------------   ------------   ------------
Financial assets:
Cash and due from banks,
  interest-bearing deposits in
  other banks and federal funds
  sold                            $  5,577,100   $  5,577,100   $  4,106,792   $  4,106,792
Investment securities:
  Available for sale                 9,981,741      9,981,741      8,940,910      8,940,910
  Held to maturity                   2,204,884      2,220,220      1,535,504      1,575,554
Net loans                           23,761,378     23,962,000     21,850,500     22,191,000
Accrued interest receivable            306,112        306,112        254,859        254,859
                                   ------------   ------------   ------------   ------------

       Total                      $ 41,831,215   $ 42,047,173   $ 36,688,565   $ 37,069,115
                                   ============   ============   ============   ============

Financial liabilities:
Deposits                          $ 38,690,227   $ 38,740,000   $ 34,357,826   $ 34,464,000
Other borrowings                       279,156        281,000        374,888        381,000
Accrued interest payable                67,477         67,477         65,420         65,420
                                   ------------   ------------   ------------   ------------

        Total                     $ 39,036,860   $ 39,088,477   $ 34,798,134   $ 34,910,420
                                   ============   ============   ============   ============

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments are based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

----------------------------------------------------

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due From Banks, Interest-Bearing Deposits with Other Banks, Federal Funds Sold, Accrued Interest Receivable, and Accrued Interest Payable
----------------------------------------------------------------------------

The fair value is equal to the current carrying value.

Investment Securities
---------------------

The fair value of securities held to maturity is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

The fair value of securities available for sale is equal to the current carrying value.

Loans, Deposits, and Other Borrowings
-------------------------------------

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and constructs discount rates that consider reinvestment opportunities, operating expenses, noninterest income, credit quality and prepayment risk. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year end. Fair values for time deposits, and other borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and notes of similar remaining maturities.

Commitments to Extend Credit and Commercial Letters of Credit
-------------------------------------------------------------

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 10.

12. REGULATORY MATTERS
----------------------

Cash and Due from Banks
-----------------------

The district Federal Reserve Bank requires the Bank to maintain certain reserve balances. As of December 31, 1996 and 1995, the Bank had required reserves of $429,000 and $304,000, respectively, comprised of vault cash and a depository amount held with the Federal Reserve Bank.

Dividends
---------

The Bank is subject to a dividend restriction which generally limits the amount of dividends that can be paid by a national bank. Prior approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits, as defined for the year, combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Using this formula, the amount available for payment of dividends by the Bank to the Company in 1997, without approval of the Comptroller, will be limited to $627,000 plus 1997 net profits retained up to the date of the dividend declaration.

----------------------------------

Capital Requirements
--------------------

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements.
Under capital adequacy guidelines and the regulatory framework for prompt corrective action, an entity must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The entity's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by the regulation to ensure capital adequacy require an entity to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1996, that the Company and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1996, the most recent notification from the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios at least 100 to 200 basis points above those ratios set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's category.

The capital position of the Company does not materially differ from the Bank's; therefore, the following table sets forth the Bank's capital position and minimum requirements as of December 31:

                                     1996                      1995
                           ---------------------      --------------------
                              Amount       Ratio         Amount       Ratio
                           -----------   -------      -----------  -------
Total Capital to
  Risk-weighted Assets
----------------------

Actual                     $ 4,299,784     18.11%     $ 3,954,087    18.18%
For Capital Adequacy         1,899,600      8.00        1,739,680     8.00

Tier I Capital to
  Risk-weighted Assets
----------------------

Actual                     $ 4,009,537     16.89%     $ 3,688,014    16.96%
For Capital Adequacy           949,800      4.00          869,840     4.00

Tier I Capital to Average Assets
--------------------------------

Actual                     $ 4,009,537      9.78%     $ 3,688,014    10.17%
For Capital Adequacy         1,640,000      4.00        1,450,000     4.00

13. PARENT COMPANY
------------------

                          CONDENSED BALANCE SHEET


                                                        December 31,
                                                            1996
                                                      ----------------
ASSETS
Investment in subsidiary bank                        $      3,991,714
Other assets                                                   44,175
                                                      ----------------

    Total assets                                     $      4,035,889
                                                      ================

STOCKHOLDERS' EQUITY                                 $      4,035,889
                                                      ================


                        CONDENSED STATEMENT OF INCOME


                                                      For the Period
                                                       June 1, 1996
                                                            to
                                                     December 31, 1996
                                                      ----------------

INCOME
  Dividends from subsidiary                         $        152,932
                                                      ----------------

EXPENSES                                                       7,741
                                                      ----------------

Income before income taxes                                   145,191
Income tax benefit                                            (3,738)
                                                      ----------------
Income before equity in undistributed
  earnings of subsidiary                                     148,929
Equity in undistributed earnings of subsidiary               108,493
                                                      ----------------

NET INCOME                                          $        257,422
                                                     ================

-------------------------------


                     CONDENSED STATEMENT OF CASH FLOWS

                                                      For the Period
                                                       June 1, 1996
                                                            to
                                                     December 31, 1996
                                                      ----------------

OPERATING ACTIVITIES:
  Net income                                        $        257,422
  Adjustment to reconcile income
    to net cash provided:
    Undistributed earnings of subsidiary                    (108,493)
    Other, net                                               (44,175)
                                                      ----------------
       Net cash provided by operating activities             104,754
                                                      ----------------

FINANCING ACTIVITIES
  Cash dividends paid                                       (104,754)
                                                      ----------------

       Net change in cash                                          -

CASH AT BEGINNING OF PERIOD                                        -
                                                      ----------------

CASH AT END OF PERIOD                               $              -
                                                     ================

                           TRI-STATE 1ST BANK, INC.
                           Officers and Directors

Officers
--------

   Charles B. Lang
     President of Tri-State 1st Bank, Inc.
     Chairman of the Board of Directors &
       Chief Executive Officer of
       1st National Community Bank

    Keith R. Clutter
    Secretary of Tri-State 1st Bank, Inc.
      President & Secretary of
      1st National Community Bank

    Elah M. Daniels
      Vice President

    Lois J. Curran
       Vice President, Loans

    Roger D. Sanford
       Vice President & Branch Manager

    Steven A. Mabbott
       Assistant Vice President & Branch Manager

    R. Keith Broadbent
       Vice President, Loans

Directors
---------

    Charles B. Lang
        President of Tri-State 1st Bank, Inc.
        Chairman of the Board of Directors &
          Chief Executive Officer of
          1st National Community Bank

     Keith R. Clutter
        Secretary of Tri-State 1st Bank, Inc.
        President & Secretary of
        1st  National Community Bank

     William E. Blair
        President of Bill Blair, Inc.

      Stephen W. Cooper
         President of Cooper Insurance Agency

      G. Allen Dickey
         Chairman of D. W. Dickey & Son, Inc.

       Marvin H. Feldman
          Partner of The Feldman Agency

       John P. Scotford
          President, McBarscot Company

       John C. Thompson
           Chairman & Chief Executive Officer
           of The Hall China Company

       R. Lynn Leggett
           Director Nominee, Funeral Director,
             Eells-Leggett Funeral Home

Form 10-KSB and 10QSB Availability
----------------------------------

Copies of the Company's Annual Report on Form 10-KSB and Quarterly Report on Form 10-QSB filed with the Securities Exchange Commission will be furnished to any shareholder, free of charge, upon written request to Charles B. Lang at the following address:

                              Tri-State 1st Bank
                            16924 St. Clair Avenue
                           East Liverpool, OH 43920
                            Phone:  (330) 385-9200