Form 10KSB, Exhibit 13
period 1997-12-31
TRI STATE 1ST BANK INC
filed 1998-03-30
CIK 1010398

                             TRI-STATE 1ST BANK, INC.

                                TABLE OF CONTENTS





                                                                   Page
                                                                  Number
                                                                  ------

Business and Common Stock                                            1

Financial Highlights                                                 2

Management's Discussion and Analysis of                             3-8
      Financial Condition and Results of Operations

Report of Independent Auditors                                       9

Consolidated Financial Statement

        Balance Sheet                                               10

        Statement of Income                                         11

        Statement of Changes in Stockholders' Equity                12

        Statement of Cash Flow                                      13

Notes to Consolidated Financial Statements                         14-31

Officers and Directors                                              33

BUSINESS

Tri-State 1st Bank, Inc. (the "Company") is the parent company for 1st National Community Bank (the "Bank"). The Company was formed as an Ohio corporation on April 24, 1996, to own and control all of the capital stock of the Bank, a national banking association. The Company is a bank holding company which, under existing laws, is restricted to activities generally relating to banking. At the present time, the Company does not actively conduct any business, and does not intend to employ any individuals other than officers who do not receive compensation for serving in such capacity, but utilizes the support staff and facilities of the Bank from time to time. The Company's primary regulator is the Board of Governors of the Federal Reserve System.

The Bank was chartered as a national banking association in June, 1987, headquartered near East Liverpool, Ohio. Business is conducted through its three full service offices located in Columbiana County, Ohio, and one full service office in Hancock County, West Virginia. The Bank operates a full service community bank, offering a variety of financial services to meet the needs of its market area. Services include: accepting demand and time deposits from the general public and together with borrowings and other funds, using the proceeds to originate secured and unsecured commercial and consumer loans and provide construction and mortgage loans, as well as home equity and personal lines of credit. In addition, funds are also used to purchase investment securities. The Bank's deposits are insured to the legal maximum by the Federal Deposit Insurance Corporation.

COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION

Tri-State 1st Bank, Inc.'s common stock is traded locally and is not listed on any organized exchange, although application was made recently for listing the stock of the Company on the OTC Bulletin Board. The following table presents the quarterly high and low prices as reported by Advest, Inc., a market maker in the Company's common stock and previously the Bank's common stock, for the recent two year period ending December 31, 1997. Also included in the table are dividends per share on the outstanding common stock. This table is adjusted to reflect a 2 for 1 stock split effective on July 9, 1997.

                                                       Cash Dividends
                                                          Declared
                                High         Low          Per Share
                                ----         ---          ---------
1996:
       First Quarter           $16.00       $15.00        $     -
       Second Quarter           16.00        15.00           0.13
       Third Quarter            17.00        16.00              -
       Fourth Quarter           17.00        16.00           0.13

1997:
       First Quarter           $17.00      $16.00         $     -
       Second Quarter           20.00       17.00               -
       Third Quarter            22.00       20.00            0.14
       Fourth Quarter           22.00       20.00            0.15

At December 31, 1997, there were issued and outstanding 410,800 shares of common stock, which were held by approximately 371 shareholders of record.

The Company's ability to pay dividends to shareholders is dependent upon the receipt of dividends from the Bank, because the Company currently has not source of income other than dividends from the Bank. The Bank may not declare or pay dividends on its common stock if such payment would cause its regulatory capital to be reduced below minimum requirements imposed by OCC regulations. The Company is also subject to certain regulatory restrictions imposed by the Federal Reserve Board on the payment of dividends to its shareholders.

Financial Highlights

The following tables set forth certain information concerning the consolidated financial position and certain performance ratios of the Company and its subsidiary, 1st National Community Bank at the dates indicated:

                                                       At or for the Year Ended December 31,
                                      ---------------------------------------------------------------------
                                         1997           1996           1995           1994           1993
                                      ---------      ---------      ---------      ---------      ---------
                                             (Dollars in Thousands, Except Per Share Information)
Selected Financial Data
  Assets                              $  48,326      $  43,175      $  38,636      $  34,915      $  29,850
  Investment securities                  14,985         12,187         10,477          9,840          7,802
  Loans                                  26,012         24,052         22,117         19,048         15,757
  Allowance for loan losses                 309            290            266            233            185
  Deposits                               42,904         38,690         34,358         31,111         26,545
  Other Borrowings                          177            279            375            115              -
  Stockholders' equity                    4,515          4,036          3,686          3,225          3,188

Summary of Operations
  Interest income                     $   3,396      $   3,039      $   2,704      $   2,274      $   1,962
  Interest expense                        1,332          1,223          1,043            825            749
                                      ---------      ---------      ---------      ---------      ---------
  Net interest income                     2,064          1,816          1,661          1,449          1,213
  Provision for loan losses                  54             49             68             50            112
                                      ---------      ---------      ---------      ---------      ---------
  Net interest income after provision
     for loan losses                      2,010          1,767          1,593          1,399          1,101
  Other operating income                    351            349            309            248            245
  Other operating expense                 1,685          1,485          1,355          1,290          1,049
                                      ---------      ---------      ---------      ---------      ---------
  Income before income taxes                676            631            547            357            297
  Income taxes                              151            161            145             75             75
                                      ---------      ---------      ---------      ---------      ---------
  Net income                          $     525      $     470      $     402      $     282      $     222
                                      =========      =========      =========      =========      =========

Per Share Data (1)
  Earnings                            $    1.28      $    1.14      $    0.98      $    0.69      $    0.54
  Cash dividends declared                  0.29           0.26           0.24           0.22           0.19
  Book Value                              10.99           9.82           8.97           7.85           7.76
  Average shares outstanding            410,800        410,800        410,800        410,800        410,800

Market Information (1)
  High                                $   22.00       $  17.00      $   15.88      $    9.50      $   10.00
  Low                                     16.00          15.00          10.38           9.25           9.50
  At December 31                          22.00          17.00          15.88           9.50           9.75

-------------------------------------------
(1)  Adjusted for 2- for -1 stock splits effective July 9, 1997 and
     February 22, 1995.

Selected Financial Ratios
  Return on average assets                 1.15%          1.14%          1.12%          0.87%          0.79%
  Return on average equity                12.31          12.21          11.54           8.79           7.13
  Average equity to average assets         9.35           9.33           9.63           9.94          11.36
  Equity to assets at end of period        9.34           9.35           9.54           9.24          10.68
  Non-performing assets to total assets    0.21           0.80           1.11           0.74           1.18
  Non-performing loans to total loans      0.39           1.44           1.44           0.76           1.14

                                       2

                    CONDITIONS AND RESULTS OF OPERATIONS

GENERAL

The Company's results of operations are dependent on the operations of the Bank. The Bank's results of operations are primarily dependent on its net interest income, which is the difference between interest earned on its loans and investment securities portfolio and other interest earnings assets, and its cost of funds consisting of interest expense paid on its deposits and other borrowings. Net interest income is also affected by the relative amounts of interest earning assets and liabilities. Net income of the Bank is also impacted by its provision for loan losses, as well as other operating income and expenses. Other operating income consists primarily of service charges on deposit accounts, while other operating expenses is comprised of salaries and employee benefits, occupancy expenses, and other general and administrative expenses. Earnings of the Bank are impacted by general local economic, competitive and regulatory conditions, particularly changes in market interest, and actions of regulatory agencies.

MANAGEMENT STRATEGY

The Company's philosophy is to combine quality personal service and strategic office locations to offer a variety of loan and deposit products tailored to fit the needs of its customers. While the Company has no specific plans to significantly expand its branch network, management is continually identifying and assessing opportunities for future expansion and at the present time has entered into a contract to operate an in-store branch at the Wal-Mart
Superstore in Calcutta beginning in 1998.

The Bank's lending strategy has historically focused on the origination and retention of a balance in its portfolio of real estate commercial mortgage loans, one-to-four family mortgage loans and, to a lesser extent, working capital commercial loans in the form of credit lines and term notes, personal loans, automobile loans and home equity loans. Commercial real estate loans are granted for the acquisition or improvement of real property. Generally, commercial real estate loans do not exceed 70% of the appraised value of the property pledged to secure the transaction. The focus and the application of prudent underwriting standards by the Bank is designed to reduce the risk of loss on the its loan portfolio.

To measure the relationship of interest-earning assets and interest-bearing liabilities and their impact on net interest income, the Bank maintains an asset/liability management program.  One of the principal functions of the program is to monitor the level to which the balance sheet is subject to
interest rate risk.   The goal of the program is to manage the relationship
between interest-earning assets and interest-bearing liabilities to minimize the fluctuations in net interest spread and achieve consistent growth in net interest income during periods of changing interest rates.  To accomplish its strategies, adjustable-rate residential mortgage and commercial loans are originated, as well as shorter term consumer loans.  The investment securities portfolio, which is used primarily for liquidity purposes, has historically been comprised of short term (three to five years) U.S. Treasury and Agency obligations, and AA and AAA tax-exempt Municipal and State obligations.
Although management typically holds investment securities purchased until maturity, approximately 87% of the portfolio at December 31, 1997 was classified as available for sale to allow management the flexibility in managing that portfolio in a changing market rate environment.

The Bank attempts to manage the interest rates it pays on deposits, while maintaining a stable to growing deposit base by providing convenient and quality service and competitive rates to its customers. Historically, the Bank has had minimal borrowings, which are originated through a credit arrangement with the Federal Home Loan Bank of Cincinnati, Ohio ("FHLB"), and has relied upon its customer deposit base as its primary source of funds.



                                       3

IMPACT OF INFLATION AND CHANGING PRICES

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

YEAR 2000

A great deal of information has been disseminated about the global computer year 2000.  Many computer programs that can only distinguish the final two digits of the year entered, a common programming practice in earlier years, are expected to read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date or else are expected to be unable to compute payment, interest or delinquency.  The Company is in the process of assessing the effect of year 2000 on the Bank's operating plans
and systems.   The Company has developed a plan for identifying, renovating, and testing and implementing its systems for year 2000 processing and internal control requirements.  Although we process our customer and Bank financial records using an in-house computer system, all of our material data processing that could be affected by this problem is provided by a third party application software vendor.  Our software vendor has advised us that they expect to resolve this potential problem before the year 2000.  However, if we are unable to resolve all of our year 2000 issues in time, we would likely experience potentially significant processing delays, mistakes or failures.
Such items could have a significant adverse impact on our financial condition and our results of operation.  The cost for becoming year 2000 compliant has not been determined.  Management believes that this matter should not have a material effect on the Company's financial statements.













                                       4

AVERAGE BALANCE SHEET

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


                                                                       Year Ended December 31,
                                     ------------------------------------------------------------------------------------------
                                                 1997                           1996                           1995
                                     ----------------------------   ----------------------------   ----------------------------
                                     Average                        Average                        Average             Average
                                     Balance   Interest  Yield (1)  Balance   Interest  Yield (1)  Balance   Interest Yield/Cost
                                     --------  --------  --------   --------  --------  --------   --------  --------  --------
                                                                       (Dollars in Thousands)
Interest-earning assets:
 Loans receivable (2),(3)            $ 25,522  $  2,554    10.01%   $ 22,867  $  2,257     9.87%   $ 20,798  $  2,052     9.87%
 Federal funds sold                     2,428       134     5.52%      2,784       149     5.35%      1,735       105     6.05%
 Investment securities (1)             13,110       858     6.54%     11,274       744     6.60%      9,634       630     6.53%
                                     --------  --------             --------  --------             --------  --------
Total interest-earning assets          41,060     3,546     8.64%     36,925     3,150     8.53%     32,167     2,786     8.66%
                                               --------                       --------                       --------
Noninterest-earning assets              4,555                          4,321                          4,000
                                     --------                       --------                       --------
Total assets                         $ 45,615                       $ 41,246                       $ 36,167
                                     ========                       ========                       ========
Interest-bearing liabilities:
 Interest-bearing demand deposits       8,073       220     2.73%      7,560       208     2.75%      5,849       162     2.77%
 Money market deposits                  4,946       148     2.99%      4,847       146     3.01%      4,673       146     3.12%
 Certificates of Deposit               12,921       694     5.37%     11,648       621     5.33%      9,964       495     4.97%
 Savings deposits                       8,492       254     2.99%      7,575       226     2.98%      7,081       212     2.99%
 Other borrowings                         224        15     6.70%        324        22     6.79%        419        28     6.68%
                                     --------  --------             --------  --------             --------  --------
Total interest-bearing liabilities     34,656     1,331     3.84%     31,954     1,223     3.83%     27,986     1,043     3.73%
                                     --------  --------             --------  --------             --------  --------
Noninterest-bearing liabilities         6,693                          5,443                          4,697
                                     --------                       --------                       --------
Total Liabilities                      41,349                         37,397                         32,683
                                     --------                       --------                       --------

Capital                                 4,266                          3,849                          3,484
                                     --------                       --------                       --------
Total liabilities and
 retained earnings                   $ 45,615                       $ 41,246                       $ 36,167
                                     ========                       ========                       ========
Net interest income                            $  2,215                       $  1,927                       $  1,743
                                               ========                       ========                       ========
Interest rate spread(4)                                     4.80%                          4.70%                          4.94%
Net yield on interest-earning
 assets(5)                                                  5.40%                          5.22%                          5.42%
Ratio of average interest-earning
 assets to average interest-bearing
 liabilities                                              118.48%                        115.56%                        114.94%

(1) Yields on interest-earning assets have been computed on a taxable-equivalent basis using the federal statutory tax rate of 34%.
(2) Interest on loans included fee income.
(3) Non-accrual loans included.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

RATE/VOLUME ANALYSIS

The table below sets forth certain information regarding changes in interest income and interest expense of Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (I) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume).

                                                          Year Ended December 31,
                               ----------------------------------------------------------------------------
                                           1997  vs  1996                        1996  vs  1995
                               -------------------------------------  -------------------------------------
                                         Increase (Decrease)                   Increase (Decrease)
                                               Due to                                 Due to
                               -----------  -----------  -----------  -----------  -----------  -----------

                                  Volume        Rate         Net         Volume       Rate          Net
                               -----------  -----------  -----------  -----------  -----------  -----------
                                                          (Dollars in Thousands)

INTEREST INCOME ON :
  Loans receivable             $       262  $        35  $       297  $       204  $         1  $       205
  Federal funds sold                   (19)           4          (15)          63          (19)          44
  Investment securities                122           (8)         114          108            7          115
                               -----------  -----------  -----------  -----------  -----------  -----------
      Total interest income    $       365  $        31  $       396  $       375  $       (11) $       364
                               ===========  ===========  ===========  ===========  ===========  ===========


INTEREST EXPENSE ON :
  Interest-bearing demand
    deposits                   $        14  $        (2) $        12  $        47  $        (1) $        46
  Money market deposits                  3           (1)           2            5           (5)           0
  Certificates of Deposit               68            5           73           84           42          126
  Savings deposits                      27            1           28           15           (1)          14
  Other borrowings                      (7)           0           (7)          (6)           0           (6)
                               -----------  -----------  -----------  -----------  -----------  -----------
      Total interest expense   $       105  $         3  $       108  $       145  $        35  $       180
                               ===========  ===========  ===========  ===========  ===========  ===========

NET INTEREST INCOME            $       260  $        28  $       288  $       230  $       (46) $       184
                               ===========  ===========  ===========  ===========  ===========  ===========

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1997 AND DECEMBER 31, 1996

Total assets at December 31, 1997 of $48,326,000 represented an increase of $5,151,000 or 11.9% from December 31, 1996. This increase was primarily the result of growth in the investment securities of $2,798,000 or 23.0%, or 54.3% of total asset growth, and increases in the loan portfolio of $1,960,000 or 8.1%, which is 38.1% of total asset growth. The federal funds sold decreased by $150,000 from December 31, 1996 to December 31, 1997. Premises and equipment was $206,000 or 16.9% higher from $1,216,000 to $1,422,000 from
December 31, 1996 to December 31, 1997.

The increase in the investment securities of 23.0% at December 31, 1997 as compared to 1996 is part of an overall management strategy to invest funds in the securities portfolio methodically in order to employ funds not required for loan demand in a manner which will provide safety, liquidity and improved earnings potential. Of the total increase in the carrying value of investment securities, $1,620,000 is attributable to U.S. Treasury securities and U. S. Government Agency securities, and $1,292,000 is attributable to Obligations of state and political subdivisions.

The 8.1% increase in loans receivable over the twelve month period was primarily attributable to real estate mortgages which increased for 1-4 family dwellings by $749,000 or 6.5% and commercial loans secured with real estate which increased $1,259,000 or 39.1%. Other commercial loans increased $95,000 or 1.7%, while consumer loans and construction loans declined. Management concentrated its loan origination efforts in 1997 on attaining a more balanced mix of loans which resulted in a decline in residential real estate loans and an increase in commercial loans as a percentage of the total loan portfolio.

The allowance for loan losses increased a net of $19,000 for the year ending December 31, 1997. The overall ratio of the allowance for loan losses to loans receivable of 1.2% remained essentially unchanged at December 31, 1997 as compared to December 31, 1996. The relationship between the allowance and loans receivable is a function of credit quality and known risk factors of the loan portfolio.

At December 31, 1997, nonperforming loans, which are comprised of commercial and consumer loans contractually past due 90 days or more as to interest and principal payment but are not on nonaccrual status because of collateral considerations or collection status, and impaired loans, which represent nonaccrual commercial loan types, amounted to $102,000, a decrease of $245,000 from December 31, 1996 totals. Total nonperforming loans at December 31, 1997, represented 0.4% of total loans. None of the loans are classified as impaired. There are 9 loans classified as nonperforming and 4 of those loans for a combined total of $94,000 comprised 92.2% of this classification. All 4 are secured by residential real estate properties. As part of management's ongoing assessment of its loan portfolio, no specific portion of the allowance for loan losses has been allocated to these 4 loans because in the judgment of the management the loans are adequately secured or are in the process of collection.

The increase in the Premises and equipment at December 31, 1997, when compared with 1996 can be attributed in large measure to the acquisition of the banking office and the equipment in New Cumberland, West Virginia in September of 1997.

Total deposits grew by $4,214,000 or 10.9% in 1997. Such growth was primarily responsible for funding the total asset growth attained during the year 1997. Interest-bearing deposits represented 87.2% of total deposit growth in 1997, or an increase of $3,673,000. The greatest growth occurred in Savings of $1,447,000 or 34.3% of total deposit growth, and Time deposits of $1,747,000 or 41.5% of total deposit growth, but all types of deposits showed an increase for the year. The acquisition of the New Cumberland office was a significant source of this growth of deposits, which totaled $2,254,000 on December 31, 1997.

Stockholders' Equity increased $479,000 or 11.9% during 1997, due to net retained earnings from operations of $408,000, and a change in the net unrealized gain on securities in the amount of $71,000 at December 31, 1997. The increase in the net unrealized gain on securities should be considered temporary in nature and is attributable to an decrease in the market interest rate environment at December 31, 1997, as compared to December 31, 1996.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

General. Net income for the year ended December 31, 1997 totaled $525,000 or $1.28 per share compared to $470,000 or $1.15 per share for 1996. This increase of 11.7% in net income is principally attributed to increases of $248,000 or 13.7% in net interest income, which was partially offset by a $200,000 or 13.5% increase in other operating expense.

Net Interest Income. Net interest income increased in 1997 from 1996 due to increases in interest income of $357,000 or 11.7%. There was an increase of $109,000 or 8.9% in total interest expense, although the deposit expense
increase was $116,000 or 9.7%.   The average interest rate spread for the
twelve month period increased to 4.80% at December 31, 1997 from 4.70% at December 31, 1996.

The increase in interest income was derived primarily from earnings on investment securities, which increased $111,000 or 17.3% from 1996, due principally to an increase in the average balance in the investment securities of $1,836,000 or 16.3% at December 31, 1997. Overall average yields on the investment security portfolio decreased over the twelve month period from 6.60% to 6.54%.

Interest income on loans for the year ended December 31, 1997, increased $261,000 or 11.6% as compared to the year ended December 31, 1996. The increase can be attributed to the increase in loan volume and a slight .14% increase in the average interest yield on loans receivable.

The increase in interest expense compared to 1996 was due to an overall increase in the volume of interest-bearing deposits which were $3,673,000 or 11.2% higher at December 31, 1997 compared with December 31, 1996, and constituted 84.8% of total deposits. Most of the increase was in Time and Savings deposits. Average overall yields paid in 1997 on the interest-bearing deposit portfolio remained relatively constant with the yields noted for 1996.

Provision for loan losses. The provision for loan losses for the year ended December 31, 1997, was $54,000 as compared to $49,000 for 1996. Management makes periodic provisions to the allowance for loan losses to maintain the allowance at an acceptable level commensurate with management's assessment of the credit risk inherent in the loan portfolio.

Other Operating Income. Other operating income, which is comprised principally of fees and charges on customer deposit accounts, increased by $3,000 or .7% to $352,000.

Other Operating Expense. Other operating expense increased by $200,000 or 13.5% from 1996 to 1997. Salary and employee benefits increased $136,000 or 21.8% due to the hiring of additional personnel to meet the increased loan and transactional volumes and the addition to bank staff with the acquisition of the new office in New Cumberland. The increase was also the result of normal salary and cost increases related to existing employees.

Occupancy and equipment expenses increased $13,000 from 1996 to 1997 which can be accounted for essentially by the addition of the New Cumberland office in addition to normal increases in costs.

Other operating expenses increased $53,000 or 9.4%. This is attributable primarily to increases of $16,000 in advertising, promotion and public relations expenses, $8,000 in direct costs in the acquisition of the new office, $16,000 in checks and ATM expenses from increased customer activity, and $11,000 in telephone, stationary and postage expenses resulting from a greater volume of customer activity.

Income Tax Expense. Income taxes decreased by $10,000 or 6.2% in 1997 when compared to 1996 expense even though there was a $45,000 or 7.1% increase in pre-tax income. This decrease in taxes is the result of tax planning which has resulted in more income generated from a greater percentage of tax-exempt obligations in the securities portfolio.

                        REPORT OF INDEPENDENT AUDITORS
                        ------------------------------







Board of Directors and Stockholders
Tri-State 1st Bank, Inc.

We have audited the consolidated balance sheet of Tri-State 1st Bank, Inc. and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tri-State 1st Bank, Inc. and Subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ S.R. Snodgrass, A.C.



Wexford, PA
January 16, 1998

                            TRI-STATE 1ST BANK, INC.
                          CONSOLIDATED BALANCE SHEET

                                                        December 31,
                                                    1997             1996
                                               -------------    -------------

ASSETS
Cash and due from banks                        $   4,031,922    $   3,778,082
Interest-bearing deposits with other banks           101,381           99,018
Federal funds sold                                 1,550,000        1,700,000
Investment securities available for sale          13,088,215        9,981,741
Investment securities held to maturity
  (market value of $1,937,040 and $2,220,220)      1,897,147        2,204,884
Loans                                             26,012,431       24,051,625
Less allowance for loan losses                       309,015          290,247
                                               -------------    -------------
   Net loans                                      25,703,416       23,761,378
Premises and equipment                             1,422,125        1,215,915
Accrued interest and other assets                    531,750          433,763
                                               -------------    -------------

   TOTAL ASSETS                                $  48,325,956    $  43,174,781
                                               =============    =============

LIABILITIES
Deposits:
  Noninterest-bearing demand                   $   6,532,262    $   5,990,963
  Interest-bearing demand                          8,250,728        8,027,946
  Money market                                     5,044,746        4,789,319
  Savings                                          9,324,176        7,877,057
  Time                                            13,751,635       12,004,942
                                               -------------    -------------
   Total deposits                                 42,903,547       38,690,227
Securities sold under agreement to repurchase        500,000                -
Other borrowings                                     176,783          279,156
Accrued interest and other liabilities               230,847          169,509
                                               -------------    -------------
   TOTAL LIABILITIES                              43,811,177       39,138,892
                                               -------------    -------------

STOCKHOLDERS' EQUITY
Common stock, par value $3.12; 1,000,000 shares
  authorized, 410,800 shares issued and
  outstanding                                      1,283,750        1,283,750
Capital surplus                                    1,610,750        1,610,750
Retained earnings                                  1,567,189        1,159,212
Net unrealized gain (loss) on securities              53,090          (17,823)
                                               -------------    -------------
   TOTAL STOCKHOLDERS' EQUITY                      4,514,779        4,035,889
                                               -------------    -------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $  48,325,956    $  43,174,781
                                               =============    =============



See accompanying notes to the consolidated financial statements.

                              TRI-STATE 1ST BANK, INC.
                         CONSOLIDATED STATEMENT OF INCOME

                                                   Year Ended December 31,
                                                    1997             1996
                                               -------------    -------------
INTEREST INCOME
  Loans, including fees                        $   2,506,697    $   2,246,240
  Interest-bearing deposits with other banks           3,267            3,059
  Federal funds sold                                 134,047          148,759
  Investment securities:
      Taxable                                        517,233          466,960
      Exempt from federal income tax                 234,634          174,152
                                               -------------    -------------
          Total interest income                    3,395,878        3,039,170
                                               -------------    -------------

INTEREST EXPENSE
  Deposits                                         1,317,003        1,201,379
  Other borrowings                                    15,084           21,762
                                               -------------    -------------
          Total interest expense                   1,332,087        1,223,141
                                               -------------    -------------

NET INTEREST INCOME                                2,063,791        1,816,029

Provision for loan losses                             54,195           49,219
                                               -------------    -------------

NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                  2,009,596        1,766,810
                                               -------------    -------------

OTHER OPERATING INCOME
  Service charges and fees                           248,522          251,756
  Investment securities losses, net                   (3,354)          (4,355)
  Other                                              106,421          101,718
                                               -------------    -------------
          Total other operating income               351,589          349,119
                                               -------------    -------------

OTHER OPERATING EXPENSE
  Salaries and employee benefits                     758,600          623,368
  Occupancy                                          177,311          172,091
  Furniture and equipment                            135,654          128,326
  Other                                              613,612          560,738
                                               -------------    -------------
          Total other operating expense            1,685,177        1,484,523
                                               -------------    -------------

Income before income taxes                           676,008          631,406
Income taxes                                         150,953          160,954
                                               -------------    -------------

NET INCOME                                     $     525,055    $     470,452
                                               =============    =============

EARNINGS PER SHARE
  Basic                                        $        1.28    $        1.15
  Diluted                                      $        1.28    $        1.15




See accompanying notes to the consolidated financial statements.

                                         TRI-STATE 1ST BANK, INC.
                       CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                Net
                                                                             Unrealized
                                        Common       Capital      Retained   Gain (Loss)
                                         Stock       Surplus      Earnings  on Securities     Total
                                      -----------  -----------  -----------  -----------  -----------

Balance, December 31, 1995            $ 1,283,750  $ 1,610,750  $   793,514  $    (1,817) $ 3,686,197

Net income                                                          470,452                   470,452
Dividends declared ($.26 per share)                                (104,754)                 (104,754)
Net unrealized loss
 on securities                                                                   (16,006)     (16,006)
                                      -----------  -----------  -----------  -----------  -----------

Balance, December 31, 1996              1,283,750    1,610,750    1,159,212      (17,823)   4,035,889

Net income                                                          525,055                   525,055
Dividends declared ($.29 per share)                                (117,078)                 (117,078)
Net unrealized gain
 on securities                                                                    70,913       70,913
                                      -----------  -----------  -----------  -----------  -----------

Balance, December 31, 1997            $ 1,283,750  $ 1,610,750  $ 1,567,189  $    53,090  $ 4,514,779
                                      ===========  ===========  ===========  ===========  ===========
















See accompanying notes to the consolidated financial statements.

                              TRI-STATE 1ST BANK, INC.
                       CONSOLIDATED STATEMENT OF CASH FLOWS

                                                  Year Ended December 31,
                                                    1997            1996
                                               -------------    -------------

OPERATING ACTIVITIES
  Net income                                   $     525,055    $     470,452
  Adjustments to reconcile net income to net
    cash provided
  by operating activities:
      Provision for loan losses                       54,195           49,219
      Depreciation and amortization, net             170,637          179,549
      Investment securities losses, net                3,354            4,355
      Deferred income taxes                              712           12,358
      Increase in accrued interest receivable        (12,844)         (51,253)
      Increase in accrued interest payable             5,940            2,057
      Other                                             (265)         421,911
                                               -------------    -------------

Net cash provided by operating activities            746,784        1,088,648
                                               -------------    -------------

INVESTING ACTIVITIES
  Investment securities available for sale:
      Proceeds from sales                            348,372          774,822
      Proceeds from principal repayments
        and maturities                             3,259,230          892,797
      Purchases of securities                     (6,617,597)      (2,730,450)
  Investment securities held to maturity:
      Proceeds from principal repayments
        and maturities                               331,869          240,397
      Purchases of securities                              -         (939,806)
  Net increase in loans                           (1,709,734)      (2,010,222)
  Acquisition of premises and equipment             (177,899)         (52,307)
  Proceeds from sale of real estate owned             54,421           74,514
  Branch acquisitions:
      Purchase of loans                             (330,219)               -
      Purchase of premises and equipment            (157,000)               -
      Net deposit proceeds                         2,334,890                -
                                               -------------    -------------

Net cash used for investing activities            (2,663,667)      (3,750,255)
                                               -------------    -------------

FINANCING ACTIVITIES
  Net increase in deposits                         1,742,537        4,332,401
  Increase in securities sold under
    agreement to repurchase                          500,000                -
  Principal payments on other borrowings            (102,373)         (95,732)
  Cash dividends paid                               (117,078)        (104,754)
                                               -------------    -------------

      Net cash provided by financing activities    2,023,086        4,131,915

      Increase in cash and cash equivalents          106,203        1,470,308

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR     5,577,100        4,106,792
                                               -------------    -------------

CASH AND CASH EQUIVALENTS AT END OF YEAR      $    5,683,303    $   5,577,100
                                               =============    =============


See accompanying notes to the consolidated financial statements.

                              TRI-STATE 1ST BANK, INC.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation
----------------------------------------------

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

On April 24, 1996, the stockholders of 1st National Community Bank ("Bank") approved the Plan of Reorganization of the Bank into a holding company structure. After approval by the regulatory authorities the reorganization was completed on May 31, 1996. Each issued and outstanding share of common stock of the Bank immediately prior to the reorganization was converted into and exchanged for one share of Tri-State 1st Bank, Inc., ("Company"). As a result of this transaction, the Bank became a wholly-owned subsidiary of the Company. The Bank is a national banking association located in Ohio. The Bank's principal sources of revenues emanate from its commercial, commercial mortgage, residential real estate and consumer loan financing, as well as a variety of deposit accounts and services to its customers through three offices which are located in the East Liverpool and Lisbon, Ohio, areas. The Company's principal asset is represented by its ownership of the Bank. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

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

Investment Securities
---------------------

Investment securities are classified, at the time of purchase, based on management's intention, as securities held to maturity or available for sale. Debt securities acquired with the intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using the interest method and recognized as adjustments of interest income. Other debt securities have been classified as available for sale, to serve principally for liquidity purposes. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank and the Federal Reserve Bank represents ownership in institutions which are wholly-owned by other financial institutions. These equity securities are accounted for at cost and are classified as equity securities available for sale.

Loans
-----

Loans are reported at their principal amount, net of the allowance for loan losses. Interest on all loans is recognized as income when earned on the accrual method. The Bank's general policy is to stop accruing interest on loans when it is determined that reasonable doubt exists as to the collectibility of additional interest.

----------------

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

Allowance for Loan Losses
-------------------------

The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charges and all recoveries are credits to the allowance. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

Impaired loans are commercial and commercial real estate loans for which it is probable that the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Bank individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Bank may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired, provided the loan is not of a commercial or commercial real estate classification. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans secured by one-to-four family properties and all consumer loans are generally of smaller balances, and a homogeneous nature, thus are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances concerning the loan, the credit worthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

Premises and Equipment
----------------------

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Intangible Asset
----------------

The intangible asset consists exclusively of a core deposit acquisition premium. This core deposit acquisition premium, which was developed based upon a specific core deposit life study, is amortized using the straight-line method over eight years. Annual assessments of carrying value and remaining amortization periods are made to determine possible carrying value impairment, and appropriate adjustments, as deemed necessary. This asset is a component of other assets on the balance sheet.

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

Earnings Per Share
------------------

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Statement No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share differs from fully diluted earnings per share in that average period market values are utilized in calculating average shares outstanding instead of period ending market values.

All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the Statement No. 128 requirements.

Cash Flow Information
---------------------

The Company has defined cash equivalents as those amounts due from depository institutions, interest-bearing deposits with other banks, and federal funds sold.

Cash paid during the year for income taxes and interest on deposits and borrowings was as follows:

                                                    1997             1996
                                               -------------    -------------

Interest on deposits and borrowings            $   1,326,147    $   1,221,084
Income taxes                                         156,137          144,000

Pending Accounting Pronouncements
---------------------------------

In June 1996, FASB issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings based on a control-oriented "financial-components" approach. The provisions of Statement No. 125 are effective for transactions occurring after December 31, 1996, except those provisions relating to repurchase agreements, securities lending, and other similar transactions and pledged collateral, which have been delayed until after December 31, 1997 by Statement No. 127, "Deferral of the Effective Date of Certain Provisions of Statement No. 125, an amendment of Statement No. 125." The adoption of the provisions of Statement No. 127 is not expected to have a material impact on financial position or results of operations.

In July 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income." The Statement establishes standards for reporting and presentation of comprehensive income and its components (revenue, expenses, gains and
losses) in a full set of general purpose financial statements.   It requires
that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The provisions of the statement are effective for all fiscal years beginning after December 15, 1997. The adoption of this statement is not expected to have a material impact on financial position or results of operations.

2. EARNINGS PER SHARE

There are no convertible securities which would effect the net income required to be used in calculating basic and diluted earnings per share, as such, net income as presented on the consolidated statement of income is used for computation purposes.

The average shares outstanding for both basic and diluted earnings per share are 410,800 for the years ending December 31, 1997 and 1996, respectively. As described in Note 12, the Company implemented a stock option plan during 1997. Although stock options were granted in August, there is no dilutive effect since the option exercise prices approximate the average market price for the Company's stock during 1997.

3. COMMON STOCK SPLIT

On July 9, 1997, the Board of Directors approved a two for one stock split. In conjunction therewith, the par value was decreased from $6.25 to $3.12. All references to the number of common shares and per share amounts for 1996 have been restated to reflect the stock split.

4. INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities available for sale are as follows:

                                                                      1997
                                        ---------------------------------------------------------------
                                                            Gross            Gross          Estimated
                                          Amortized       Unrealized       Unrealized         Market
                                             Cost           Gains            Losses           Value
                                        ------------     ------------     ------------     ------------

U.S. Treasury securities and
  other U.S. Government
  agency securities                     $  8,577,254     $     19,444     $    (31,540)    $  8,565,158
Obligations of states and political
  subdivisions                             3,979,340           90,926           (1,173)       4,069,093
Mortgage-backed securities                   227,731            2,815              (32)         230,514
                                        ------------     ------------     ------------     ------------
      Total debt securities               12,784,325          113,185          (32,745)      12,864,765

Equity securities                            223,450                -                -          223,450
                                        ------------     ------------     ------------     ------------

Total                                   $ 13,007,775     $    113,185     $    (32,745)    $ 13,088,215
                                        ============     ============     ============     ============

                                                                      1996
                                        ---------------------------------------------------------------
                                                            Gross            Gross          Estimated
                                          Amortized       Unrealized       Unrealized         Market
                                             Cost           Gains            Losses           Value
                                        ------------     ------------     ------------     ------------

U.S. Treasury securities and
  other U.S. Government
  agency securities                     $  6,800,874     $     23,257     $    (78,121)    $  6,746,010
Obligations of states and political
  subdivisions                             2,746,759           32,248           (6,226)       2,772,781
Mortgage-backed securities                   250,162            1,901              (63)         252,000
                                        ------------     ------------     ------------     ------------
      Total debt securities                9,797,795           57,406          (84,410)       9,770,791

Equity securities                            210,950                -                -          210,950
                                        ------------     ------------     ------------     ------------

Total                                   $ 10,008,745     $     57,406     $    (84,410)    $  9,981,741
                                        ============     ============     ============     ============

The amortized cost and estimated market value of investment securities held to maturity are as follows:

                                                                      1997
                                        ---------------------------------------------------------------
                                                            Gross            Gross          Estimated
                                          Amortized       Unrealized       Unrealized         Market
                                             Cost           Gains            Losses           Value
                                        ------------     ------------     ------------     ------------

Obligations of states and
  political subdivisions                $  1,598,715     $     38,950     $     (1,071)    $  1,636,594
Mortgage-backed securities                   298,432            3,088           (1,074)         300,446
                                        ------------     ------------     ------------     ------------

Total                                   $  1,897,147     $     42,038     $     (2,145)    $  1,937,040
                                        ============     ============     ============     ============

                                                                      1996
                                        ---------------------------------------------------------------
                                                            Gross            Gross          Estimated
                                          Amortized       Unrealized       Unrealized         Market
                                             Cost           Gains            Losses           Value
                                        ------------     ------------     ------------     ------------

U.S. Treasury securities and
  other U.S. Government
    agency securities                   $    199,270     $          -     $       (457)    $    198,813
  Obligations of states and
    political subdivisions                 1,603,477           22,665           (6,363)       1,619,779
Mortgage-backed securities                   402,137            3,046           (3,555)         401,628
                                        ------------     ------------     ------------     ------------

Total                                   $  2,204,884     $     25,711     $    (10,375)   $   2,220,220
                                        ============     ============     ============     ============

The amortized cost and estimated market value of debt securities by contractual maturity at December 31, 1997 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                            AVAILABLE FOR SALE                  HELD TO MATURITY
                                        ---------------------------------------------------------------
                                                            Gross            Gross          Estimated
                                          Amortized       Unrealized       Unrealized         Market
                                             Cost           Gains            Losses           Value
                                        ------------     ------------     ------------     ------------
Due in one year or less                 $  1,873,985     $  1,871,181     $     99,628     $     99,574
Due after one year through
  five years                               6,001,869        6,004,319          636,401          646,018
Due after five years through
  ten years                                4,067,365        4,140,496          862,686          891,002
Due after ten years                          841,106          848,769          298,432          300,446
                                        ------------     ------------     ------------     ------------

Total                                   $ 12,784,325     $ 12,864,765     $  1,897,147     $  1,937,040
                                        ============     ============     ============     ============

                                       19

Proceeds from the sales of securities available for sale and the gross realized gains and losses for the years ended December 31, 1997 and 1996, were as follows:


                                               1997           1996
                                            ----------     ----------

Proceeds from sales                         $  348,372     $  774,822
Gross realized gains                                 -            497
Gross realized losses                            3,354          4,852

Investment securities with a carrying value of $2,941,301 and $2,801,325 at December 31, 1997 and 1996, respectively, were pledged to secure public deposits, repurchase agreements and other purposes as required by law.

5. LOANS

Major classifications of loans are summarized as follows:

                                                1997             1996
                                            ------------     ------------

Commercial and agricultural                 $  5,638,758     $  5,544,146
Real estate mortgages                         16,599,115       14,723,307
Consumer                                       3,774,558        3,784,172
                                            ------------     ------------
                                              26,012,431       24,051,625
Less allowance for loan losses                   309,015          290,247
                                            ------------     ------------

  Net loans                                 $ 25,703,416     $ 23,761,378
                                            ============     ============

The Bank grants consumer, commercial and residential loans to customers throughout its trade area which encompasses East Liverpool and Lisbon, Ohio, and surrounding communities. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their loan agreements is dependent upon the economic stability of the tri-state area.

Nonperforming loans are comprised of commercial, mortgage, and consumer loans which are on a nonaccrual basis, or contractually past due 90 days or more as to interest or principal payment but are not nonaccrual status because they are well secured or in process of collection. The following table presents information concerning nonperforming loans.

                                               1997           1996
                                            ----------     ----------
Principal outstanding December 31,
Ninety days or more past due and
  accruing interest                         $  102,054     $  235,935
Impaired loans                                       -        110,537
                                            ----------     ----------

   Total nonperforming                      $  102,054     $  346,472
                                            ----------     ----------

The Bank had impaired loans of $110,537 as of December 31, 1996, with $45,876 of the allowance for loan losses allocated for them. The average recorded investment in impaired loans during 1996 was $110,537, with no interest recognized on such loans. The Bank had no impaired loans at December 31, 1997.

As of December 31, 1997, aggregate loans of $60,000 or more extended to officers, directors, and related affiliates or associates were $545,441. In management's opinion, all of these loans were made on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness. A summary of loan activity during the year is as follows:

                                             Amount
    December 31, 1996       Additions       Collected        December 31, 1997
    -----------------       ---------       ---------        -----------------
        $1,086,029          $304,229        $844,817              $545,441

6. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the years ended December 31, 1997 and 1996, are as follows:

                                                1997             1996
                                            ------------     ------------

Balance, January 1                          $    290,247     $    266,073
Add:
    Provision charged to operations               54,195           49,219
    Recoveries                                    11,845           15,570
Less loans charged off                            47,272           40,615
                                            ------------     ------------

Balance, December 31                        $    309,015     $    290,247
                                            ============     ============

7. PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows at December 31:

                                                1997             1996
                                            ------------     ------------

Land and improvements                       $    314,760     $    270,981
Buildings and improvements                     1,061,373          948,323
Leasehold improvements                            66,447           28,649
Furniture, fixtures and equipment                762,086          641,146
                                            ------------     ------------
                                               2,204,666        1,889,099
Less accumulated depreciation                    782,541          673,184
                                            ------------     ------------

   Total                                    $  1,422,125     $  1,215,915
                                            ============     ============

Depreciation and amortization charged to operations was $128,689 in 1997 and $124,834 in 1996.

8. DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $2,394,578 and $1,789,019 at December 31, 1997 and 1996, respectively.

Maturities on time deposits of $100,000 or more are as follows:

                                              1997
                                          -----------

Three Months or Less                      $ 1,140,425
Three to twelve months                        767,298
Over One year                                 486,855
                                          -----------

Total                                     $ 2,394,578
                                          ===========

9. OTHER BORROWINGS

Securities sold under agreement to repurchase totaled $500,000 at December 31, 1997. The total represents one agreement, entered on December 16, 1997 with a thirty-day maturity period. The Bank pledged U.S. Treasury notes with a carrying and approximate market value of $500,000.

The Bank has a line of credit with a borrowing limit of approximately $2,732,000 with the Federal Home Loan Bank of Cincinnati (FHLB) as of December 31, 1997. This credit line is subject to annual renewal and incurs no service charges. Outstanding borrowings on this line, and the term loans noted below, are collateralized by a blanket security agreement on qualifying residential mortgage loans and the Bank's investment in stock of the FHLB. There were no borrowings outstanding on this line of credit at December 31, 1997 or 1996.

The Bank has two term loans outstanding with the FHLB which bear interest rates of 6.70% and 6.75% (weighted average of 6.73%) with remaining payment periods extending to August 1, 1999. The scheduled maturities of the term loans at December 31, 1997, are as follows:

                                             1997
                                          -----------

                   1998                   $   109,473
                   1999                        67,310
                                          -----------

                   Total                  $   176,783
                                          ===========

10.OTHER EXPENSES

The following is an analysis of other expenses:

                                                 1997             1996
                                            ------------     ------------

Stationery, printing, and supplies          $     54,230     $     51,729
Postage                                           48,857           45,597
Professional services                             67,185           61,750
State franchise tax                               60,145           55,488
Other                                            383,195          346,174
                                            ------------     ------------

Total                                       $    613,612     $    560,738
                                            ============     ============

11.INCOME TAXES

The provision for income taxes consist of:

                                                 1997             1996
                                            ------------     ------------

    Current                                 $    150,241     $    148,596
    Deferred                                         712           12,358
                                            ------------     ------------

      Total                                 $    150,953     $    160,954
                                            ============     ============

The components of the net deferred tax asset are as follows at December 31:

                                                 1997             1996
                                            ------------     ------------
Deferred Tax Assets:
    Net unrealized loss on securities       $          -     $      9,181
    Provision for loan losses                     89,882           86,111
                                            ------------     ------------
    Gross deferred tax assets                     89,882           95,292
                                            ------------     ------------
Deferred Tax Liabilities:
    Net unrealized gain on securities             27,350                -
    Depreciation                                  17,393           18,242
    Accrual to cash conversion                    45,568           38,851
    Other                                         26,714           28,099
                                            ------------     ------------
      Gross deferred tax liabilities             117,025           85,192
                                            ------------     ------------

      Net deferred tax asset (liability)    $    (27,143)    $     10,100
                                            ============     ============

No valuation allowance was established at December 31, 1997 and 1996, in view of the Company's ability to carryback to taxes paid in previous years the future anticipated taxable income which is evidenced by the Company's earnings potential and the deferred tax liability amounts at each year end.

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

                                                    1997                               1996
                                        -----------------------------     -----------------------------
                                                             % of                             % of
                                                           Pre-tax                           Pre-tax
                                           Amount           Income           Amount           Income
                                        ------------     ------------     ------------     ------------

Provision at statutory rate             $    229,843             34.0%    $    214,678             34.0%
Effect of tax free income                    (85,950)           (12.7)         (65,424)           (10.4)
Other                                          7,060              1.0           11,700              1.9
                                        ------------     ------------     ------------     ------------

Actual tax expense and
 effective rate                         $    150,953             22.3%    $    160,954             25.5%
                                        ============     ============     ============     ============

12.EMPLOYEE BENEFITS

Profit Sharing Plan
-------------------

The Bank makes discretionary payments to a trusteed, defined contribution profit sharing plan covering substantially all employees and officers. Contributions under the plan are determined annually by the Board of Directors. The contribution for 1997 and 1996 amounted to $18,360 and $16,293, respectively.

ESOP
----

The Bank also maintains an Employee Stock Ownership Plan (ESOP) covering substantially all employees and officers. The Trustee has discretionary authority to purchase shares of common stock of the Company in the open market. The amount of the contribution to the ESOP is at the discretion of the Board of Directors with benefits vesting over a seven year period. Contributions totaling $7,000 and $6,000 were recorded during 1997 and 1996, respectively. The Trustee held 2,884 and 1,246 shares of the Company's common stock at December 31, 1997 and 1996, respectively.

Stock Option Plan
-----------------

On January 23, 1997, the Board of Directors approved and stockholders ratified the formation of a stock option plan. The plan will provide for granting incentive stock options and nonstatutory stock options for executive officers and nonemployee directors of the Company. A total of 50,000 shares of authorized but unissued common stock are reserved for issuance under the plan, which expires ten years from the date of shareholder ratification. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted. The options granted on August 14, 1997 are currently available for exercise.

The Company adopted Statement of Financial Accounting Standards Statement No. 123, "Accounting for Stock-Based Compensation." This statement encourages, but does not require the Company to recognize compensation expense for all awards of equity instruments issued. The statement establishes a fair value based method of accounting for stock-based compensation plans. Statement No. 123 permits companies to account for such transactions under Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees," but requires disclosure of pro forma net income and earnings per share as if the Company had applied the Statement. The Company has chosen to follow APB No. 25 for accounting purposes.

Under APB Opinion 25, no compensation expense has been recognized with respect to the options granted under the stock option plan. Had compensation expense been determined on the basis of fair value pursuant to Statement No. 123, net income and earnings per share would have been reduced as follows:

                                              1997
                                          -----------

    Net Income:
      As reported                         $   525,055
                                          ===========

    Pro forma                             $   431,709
                                          ===========

    Basic Earnings Per Share:
      As reported                         $      1.28
                                          ===========

    Pro forma                             $      1.05
                                          ===========

    Diluted Earnings Per Share:
      As reported                         $      1.28
                                          ===========

    Pro forma                             $      1.05
                                          ===========


The following table presents share data related to the stock option plan:

    Shares Under Option                                     1997
    -------------------                                  -----------

    Outstanding, January 1
      Granted                                                 17,000
      Exercised                                                    -
      Forfeited                                                    -
                                                         -----------

    Outstanding, December 31 (exercise price of $21)          17,000
                                                         ===========

13.COMMITMENTS

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

The off-balance sheet commitments were comprised of the following at December 31:

                                             1997            1996
                                         -------------   -------------

Commitments to extend credit             $   2,956,264   $   3,010,678
Standby letters of credit                       75,894          75,894

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

The Bank leases a branch office site under an agreement which expires by the year 2005 and on May 15, 1997 the Bank entered into five year lease agreement to operate a branch office in the Calcutta, Ohio Wal-Mart Store. This office is tentatively scheduled to open by the third quarter of 1998. These branch agreements contain five year renewal options which are available if elected by the Bank. At December 31, 1997, the minimum rental commitment for these noncancelable operating leases is as follows:

                    1998                    $    57,215
                    1999                         71,796
                    2000                         71,796
                    2001                         71,796
                    2002                         71,796
                    2003 and thereafter         154,981
                                            -----------
                    Total                   $   499,380
                                            ===========

Occupancy expense includes rental expenditures of $50,880 for 1997 and 1996, respectively.

14.ACQUISITION OF BRANCH OFFICE

Effective August 29, 1997, the Bank, pursuant to a purchase and assumption agreement entered into with United National Bank of West Virginia (Seller), assumed deposit liabilities and acquired the branch banking property, facility, all cash funds on hand and selected commercial and consumer loans of the New Cumberland, West Virginia operations.

15.FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values at December 31 of the Company's financial instruments are as follows:

                                                     1997                              1996
                                        -----------------------------     -----------------------------

                                          Carrying           Fair           Carrying           Fair
                                            Value            Value            Value            Value
                                        ------------     ------------     ------------     ------------
Financial assets:
Cash and due from banks,
  interest-bearing deposits with
  other banks and federal funds
  sold                                  $  5,683,303     $  5,683,303     $  5,577,100     $  5,577,100
Investment securities                     14,985,362       15,025,255       12,186,625       12,201,961
Net loans                                 25,703,416       26,093,000       23,761,378       23,962,000
Accrued interest receivable                  318,956          318,956          306,112          306,112
                                        ------------     ------------     ------------     ------------

      Total                             $ 46,691,037     $ 47,120,514     $ 41,831,215     $ 42,047,173
                                        ============     ============     ============     ============

Financial liabilities:
Deposits                                $ 42,903,547     $ 43,015,000     $ 38,690,227     $ 38,740,000
Securities sold under agreement
 to repurchase                               500,000          500,000                -                -
Other borrowings                             176,783          178,000          279,156          281,000
Accrued interest payable                      73,417           73,417           67,477           67,477
                                        ------------     ------------     ------------     ------------

      Total                             $ 43,653,747     $ 43,766,417     $ 39,036,860     $ 39,088,477
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

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due From Banks, Interest-Bearing Deposits with Other Banks, Federal
----------------------------------------------------------------------------
Funds Sold, Accrued Interest Receivable, and Accrued Interest Payable
---------------------------------------------------------------------

The fair value is equal to the current carrying value.

Investment Securities
---------------------

The fair value of investment securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans, Deposits, Other Borrowings, and Securities Sold Under Agreement to
-------------------------------------------------------------------------
Repurchase
----------

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and constructs discount rates that consider reinvestment opportunities, operating expenses, non- interest income, credit quality and prepayment risk. Demand, savings and money market deposit accounts, as well as securities sold under agreement to repurchase, which are due within 30 days, are valued at the amount payable as of year end. Fair values for time deposits, and FHLB term loans are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and notes of similar remaining maturities.

Commitments to Extend Credit and Commercial Letters of Credit
-------------------------------------------------------------

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 13.

16. REGULATORY MATTERS

Cash and Due from Banks
-----------------------

The district Federal Reserve Bank requires the Bank to maintain certain reserve balances. As of December 31, 1997 and 1996, the Bank had required reserves of $434,000 and $429,000, respectively, comprised of vault cash and a depository amount held with the Federal Reserve Bank.


Dividends
---------

The Bank is subject to a dividend restriction which generally limits the amount of dividends that can be paid by a national bank. Prior approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits, as defined for the year, combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Using this formula, the amount available for payment of dividends by the Bank to the Company in 1998, without approval of the Comptroller, will be limited to $728,400 plus 1998 net profits retained up to the date of the dividend declaration.

Capital Requirements
--------------------

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, an entity must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The entity's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by the regulation to ensure capital adequacy require an entity to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1997 and 1996, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1997, the most recent notification from the appropriate regulatory authorities categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an entity must maintain minimum Total Risk-Based, Tier I Risk-Based, and Tier I Leverage ratios at least 100 to 200 basis points above those ratios set forth in the table. There have been no conditions or events since that notification that management believes have changed this category.

The capital position of the Company does not materially differ from the Bank's; therefore, the following table sets forth the Company's capital position and minimum requirements as of December 31:

                                                1997                           1996
                                      ------------------------      ------------------------
                                         Amount        Ratio           Amount        Ratio
                                      ------------   ---------      ------------   ---------
Total Capital to
  Risk-weighted Assets
--------------------------------

Actual                                $  4,640,404       17.62%     $  4,299,784       18.11%
For Capital Adequacy                     2,107,040        8.00         1,899,600        8.00
To Be Well Capitalized                   2,633,800       10.00         2,374,500       10.00

Tier I Capital to
  Risk-weighted Assets
--------------------------------

Actual                                $  4,331,389       16.45%     $  4,009,537       16.89%
For Capital Adequacy                     1,053,520        4.00           949,800        4.00
To Be Well Capitalized                   1,580,280        6.00         1,424,700        6.00

Tier I Capital to Average Assets
--------------------------------

Actual                                $  4,331,389        8.81%     $  4,009,537        9.78%
For Capital Adequacy                     1,971,480        4.00         1,640,000        4.00
To Be Well Capitalized                   2,464,350        5.00         2,050,000        5.00

17.PARENT COMPANY


                               CONDENSED BALANCE SHEET


                                                    December 31,
                                               1997              1996
                                         ----------------  ----------------

ASSETS
Investment in subsidiary bank            $      4,469,714  $      3,991,714
Other assets                                       45,065            44,175
                                         ----------------  ----------------

      Total assets                       $      4,514,779  $      4,035,889
                                         ================  ================

STOCKHOLDERS' EQUITY                     $      4,514,779  $      4,035,889
                                         ================  ================




                        CONDENSED STATEMENT OF INCOME

                                                            For the Period
                                             Year Ended     June 1, 1996 to
                                         December 31, 1997 December 31, 1996
                                         ----------------  ----------------

INCOME
  Dividends from subsidiary              $        137,473  $        152,932
                                         ----------------  ----------------

EXPENSES                                           29,551             7,741
                                         ----------------  ----------------

Income before income taxes                        107,922           145,191
Income tax benefit                                (10,047)           (3,738)
                                         ----------------  ----------------

Income before equity in undistributed
  earnings of subsidiary                          117,969           148,929
Equity in undistributed earnings of
  subsidiary                                      407,086           108,493
                                         ----------------  ----------------

NET INCOME                               $        525,055  $        257,422
                                         ================  ================

                          CONDENSED STATEMENT OF CASH FLOWS


                                                            For the Period
                                             Year Ended     June 1, 1996 to
                                         December 31, 1997 December 31, 1996
                                         ----------------  ----------------
OPERATING ACTIVITIES
  Net income                             $        525,055  $        257,422
  Adjustment to reconcile net income to
    net cash provided by operating
    activities:  Undistributed earnings
    of subsidiary                                (407,086)         (108,493)
    Other, net                                       (891)          (44,175)
                                         ----------------  ----------------
        Net cash provided by operating
          activities                              117,078           104,754
                                         ----------------  ----------------

FINANCING ACTIVITIES
  Cash dividends paid                            (117,078)         (104,754)
                                         ----------------  ----------------
         Net cash used for financing
           activities                            (117,078)         (104,754)
                                         ----------------  ----------------

         Net change in cash                             -                 -

CASH AT BEGINNING OF PERIOD                             -                 -
                                         ----------------  ----------------

CASH AT END OF PERIOD                    $              -  $              -
                                         ================  ================

                             TRI-STATE 1ST BANK, INC.
                              Officers and Directors

OFFICERS

 Charles B. Lang                         Lois J. Curran
  President of Tri-State Bank, Inc.       Vice President,
  Chairman of the Board of                Senior Lending Officer
  Directors & Chief Executive Officer
  of 1st National Community Bank         Roger D. Sanford
                                           Vice President & Branch Manager
 Keith R. Clutter
  Secretary of Tri-State 1st Bank, Inc.  R. Keith Broadbent
  President & Cashier of 1st National     Vice President, Loans
  Community Bank
                                         Steven A. Mabbott
 Gary R. Jones                            Assistant Vice President, Loan
  Chief Financial Officer                  Department Manager

                                         Vickie Lynn Owens
                                          Assistant Cashier

DIRECTORS

 Charles B. Lang                         G. Allen Dickey
  President of Tri-State                  Chairman of D. W. Dickey &
  1st Bank, Inc.                          Sons, Inc.
  Chairman of the Board of Directors &
  Chief Executive Officer of 1st         Marvin H. Feldman
  National Community Bank                 Partner of The Feldman Agency

 Keith R. Clutter                        John P. Scotford, Sr.
  Secretary of Tri-State 1st Bank, Inc.   Chairman of McBarscot Company
  President & Cashier of 1st National
  Community Bank                         John C. Thompson
                                          Chairman of The Hall China Company
 William E. Blair, Jr.
  President of Bill Blair, Inc.          R. Lynn Leggett
                                         Director, Eells-Leggett Funeral Home
 Stephen W. Cooper
  President of Cooper Insurance Agency

FORM 10-KSB AND 10-QSB AVAILABILITY

Copies of the Company's Annual Report on Form 10-KSB and the Quarterly Reports on Form 10-QSB filed with the Securities Exchange Commission will be furnished to any shareholder, free of charge, upon written request to Charles B. Lang at the following address:

                               Tri-State 1st Bank
                          16924 St. Clair Ave., Box 796
                            East Liverpool, OH 43920
                             Phone:  (330) 385-9200

                                       33