Form 10KSB, Exhibit 13
period 1998-12-31
TRI STATE 1ST BANK INC
filed 1999-03-31
CIK 1010398

Financial Highlights of 1998
----------------------------
   (Dollars in Thousands, Except Per Share Information)

                                          1998      1997        Change
                                        -------   -------   --------------
Balance Sheet Highlights
------------------------
at December 31,
--------------

  Total assets                          $58,303   $48,326   $ 9,977   20.6%

  Investment securities                  21,657    14,985     6,672   44.5

  Loans                                  28,939    26,012     2,927   11.3

  Allowance for loan losses                 340       309        31   10.0

  Total earning assets                   49,818    40,843     8,975   22.0

  Deposits                               51,349    42,904     8,445   19.7

  Stockholders' equity                    5,078     4,515       563   12.5

For the Year
------------

  Net income                            $   548   $   525   $    23    4.4%

  Net interest income                     2,287     2,064       223    10.8

  Cash dividends paid                       130       117        13    11.1

Stockholders' Value (per share) (1)
----------------------------------

  Diluted earnings per share            $  1.20   $  1.16   $  0.04     3.4%

  Cash dividends paid                      0.29      0.26      0.03    11.5

  Book value                              11.24      9.89      1.35    13.7

  Market value                            33.00     19.80     13.20    66.7

Safety and Soundness
--------------------

  Stockholders' equity to total assets    8.71%      9.34%        -    -6.7%

  Dividend as a percent of net income    23.70      22.30         -     6.3

  Net charge-offs to average loan          .09        .14         -   -35.7

  Allowance for loan losses to
   total loans                            1.18       1.19         -     -.8

  Total capital to risk-weighted assets  16.64      17.62         -    -5.6

(1) Adjusted for a 10% stock dividend effective June 26, 1998

Selected Financial Data
-----------------------

The following tables set forth certain information concerning the consolidated position and certain performance ratios of the Company and its subsidiary, 1st National Community Bank at the dates indicated:

[CAPTION]

                                                          At or for the Year Ended December 31,
                                             ---------------------------------------------------------------
                                              1998          1997          1996          1995          1994
                                             -------       -------       -------       -------       -------

                                                 (Dollars in Thousands, Except Per Share Information)
  Balance Sheet Data
    Assets                                   $58,303       $48,326       $43,175       $38,636       $34,915
    Investment securities                     21,657        14,985        12,187        10,477         9,840
    Loans                                     28,939        26,012        24,052        22,117        19,048
    Allowance for loan losses                    340           309           290           266           233
    Deposits                                  51,349        42,904        38,690        34,358        31,111
    Other borrowings                              67           177           279           375           115
    Stockholders' equity                       5,078         4,515         4,036         3,686         3,225

  Summary of Operations
    Interest income                          $ 3,933       $ 3,396       $ 3,039       $ 2,704       $ 2,274
    Interest expense                           1,646         1,332         1,223         1,043           825
                                             -------       -------       -------       -------       -------
    Net interest income                        2,287         2,064         1,816         1,661         1,449
    Provision for loan losses                     54            54            49            68            50
                                             -------       -------       -------       -------       -------
    Net interest income after
       provision for loan losses               2,233         2,010         1,767         1,593         1,399
    Other operating income                       487           351           349           309           248
    Other operating expense                    2,057         1,685         1,485         1,355         1,290
                                             -------       -------       -------       -------       -------
    Income before income taxes                   663           676           631           547           357
    Income taxes                                 115           151           161           145            75
                                             -------       -------       -------       -------       -------
    Net income                               $   548       $   525       $   470       $   402       $   282
                                             =======       =======       =======       =======       =======

  Per Share Data (1)
    Diluted earnings                         $  1.20       $  1.16       $  1.04       $  0.89       $  0.62
    Cash dividends declared                     0.29          0.26          0.23          0.22          0.20
    Book value                                 11.24          9.89          8.84          8.07          7.07
    Average shares outstanding               451,869       451,869       451,869       451,869       451,869

  Market Information (1)
    High                                     $ 33.00       $ 19.80       $ 15.30       $ 14.29        $ 8.55
    Low                                        26.00         14.40         13.50          9.34          8.33
    At December 31                             33.00         19.80         15.30         14.29          8.55

  Selected Financial Ratios
    Return on average assets                    0.99%         1.15%         1.14%         1.12%         0.87%
    Return on average equity                   11.38         12.31         12.21         11.54          8.79
    Average equity to average assets            8.73          9.35          9.33          9.63          9.94
    Equity to assets at end of period           8.71          9.34          9.35          9.54          9.24
    Non-performing assets to total assets       0.30          0.21          0.80          1.11          0.74
    Non-performing loans to total loans         0.59          0.39          1.44          1.44          0.76

    (1) Adjusted for a 10% stock dividend effective June 26, 1998 and 2-for-1 stock splits effective July 9, 1997 and February 22, 1995.

Common Stock Market Price and Dividend Information


Tri-State 1st Bank, Inc.'s common stock is traded on the NASDAQ OTC Bulletin Board under the trade symbol TSEO. The following table presents the quarterly high and low prices as reported by Advest, Inc., a market maker in the Company's common stock and previously the Bank's common stock, for the recent two-year period ended December 31, 1998. Also included in the table are dividends declared per share on the outstanding common stock.

                                                          Cash
              Common Stock Price                        Dividends
------------------------------------------------        Declared
1998                   High             Low             Per Share
-----------------  -------------   -------------      -------------
First Quarter      $       23.40   $       15.30      $           -
Second Quarter             28.75           28.75               0.14
Third Quarter              31.75           31.75                  -
Fourth Quarter             33.00           33.00               0.15
                                                      -------------
                                                      $        0.29
                                                      =============

1997
-----------------
First Quarter      $       15.30   $       14.40      $           -
Second Quarter             18.00           15.30                  -
Third Quarter              19.80           18.00               0.13
Fourth Quarter             19.80           18.00               0.13
                                                      -------------
                                                      $        0.26
                                                      =============

At December 31, 1998, there were 451,869 of common shares issued and outstanding, which were held by approximately 373 shareholders of record.

The Company's ability to pay dividends to shareholders is dependent upon the receipt of dividends from the Bank, because the Company currently has no source of income other than the Bank. The Bank may not declare or pay dividends on its common stock if such payment will cause its regulatory capital to be reduced below minimum requirements imposed by OCC regulations. The Company is also subject to certain regulatory restrictions imposed by the Federal Reserve Board on the payment of dividends to its shareholders.

All stock prices and dividends have been restated to reflect a 10% stock dividend effective June of 1998 of 2-for-1 stock split effective July of 1997.

                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------




Board of Directors and Stockholders
Tri-State 1st Bank, Inc.

We have audited the consolidated balance sheet of Tri-State 1st Bank, Inc. and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tri-State 1st Bank, Inc. and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ S.R. Snodgrass, A.C.



Wexford, PA
January 8, 1999

                            TRI-STATE 1ST BANK, INC.
                           CONSOLIDATED BALANCE SHEET


                                                         December 31,
                                                     1998           1997
                                                 ------------   ------------
ASSETS
Cash and due from banks                          $  4,319,381   $  4,031,922
Interest-bearing deposits with other banks             80,356        101,381
Federal funds sold                                  1,100,000      1,550,000
Investment securities available for sale           19,957,516     13,088,215
Investment securities held to maturity (market value
  of  $1,765,465 and $1,937,040)                    1,699,589      1,897,147
Loans                                              28,939,322     26,012,431
Less allowance for loan losses                        340,197        309,015
                                                 ------------   ------------
 Net loans                                         28,599,125     25,703,416
Premises and equipment                              1,850,095      1,422,125
Accrued interest and other assets                     697,365        531,750
                                                 ------------   ------------

 TOTAL ASSETS                                    $ 58,303,427   $ 48,325,956
                                                 ============   ============

LIABILITIES
Deposits:
   Noninterest-bearing demand                    $  8,362,305   $  6,532,262
   Interest-bearing demand                         12,087,939      8,250,728
   Money market                                     4,598,841      5,044,746
   Savings                                         10,297,040      9,324,176
   Time                                            16,003,144     13,751,635
                                                 ------------   ------------
 Total deposits                                    51,349,269     42,903,547
Securities sold under agreement to repurchase       1,500,000        500,000
Other borrowings                                       67,311        176,783
Accrued interest and other liabilities                309,134        230,847
                                                 ------------   ------------
 TOTAL LIABILITIES                                 53,225,714     43,811,177
                                                 ------------   ------------

STOCKHOLDERS' EQUITY
Common stock, no par value; 1,000,000 shares authorized,
  451,869 shares issued and outstanding             3,890,423      2,894,500
Retained earnings                                     989,510      1,567,189
Net unrealized gain on securities                     197,780         53,090
                                                 ------------   ------------
 TOTAL STOCKHOLDERS' EQUITY                         5,077,713      4,514,779
                                                 ------------   ------------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $ 58,303,427   $ 48,325,956
                                                 ============   ============

See accompanying notes to the consolidated financial statements.

                            TRI-STATE 1ST BANK, INC.
                        CONSOLIDATED STATEMENT OF INCOME


                                                   Year Ended December 31,
                                                     1998           1997
                                                 ------------   ------------
INTEREST INCOME
 Loans, including fees                           $  2,655,293   $  2,506,697
 Interest-bearing deposits with other banks             3,547          3,267
 Federal funds sold                                   231,715        134,047
 Investment securities:
  Taxable                                             693,116        517,233
  Exempt from federal income tax                      349,628        234,634
                                                 ------------   ------------
            Total interest income                   3,933,299      3,395,878
                                                 ------------   ------------

INTEREST EXPENSE
 Deposits                                           1,581,659      1,305,364
 Securities sold under agreement to repurchase         56,508         11,639
 Other borrowings                                       7,944         15,084
                                                 ------------   ------------
            Total interest expense                  1,646,111      1,332,087
                                                 ------------   ------------

NET INTEREST INCOME                                 2,287,188      2,063,791

Provision for loan losses                              54,272         54,195
                                                 ------------   ------------

NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES                        2,232,916      2,009,596
                                                 ------------   ------------

OTHER OPERATING INCOME
 Service fees on deposit accounts                     302,233        248,522
 Investment securities gains (losses)                   6,141         (3,354)
 Other                                                178,993        106,421
                                                 ------------   ------------
            Total other operating income              487,367        351,589
                                                 ------------   ------------

OTHER OPERATING EXPENSE
 Salaries and employee benefits                       971,380        758,600
 Occupancy                                            209,020        177,311
 Furniture and equipment                              167,641        135,654
 Other                                                709,260        613,612
                                                 ------------   ------------
            Total other operating expense           2,057,301      1,685,177
                                                 ------------   ------------

Income before income taxes                            662,982        676,008
Income taxes                                          115,071        150,953
                                                 ------------   ------------

NET INCOME                                       $    547,911   $    525,055
                                                 ============   ============


EARNINGS PER SHARE
 Basic                                           $       1.21   $       1.16
 Diluted                                                 1.20           1.16


See accompanying notes to the consolidated financial statements.

                                    TRI-STATE 1ST BANK, INC.
                   CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                    Net
                                                                 Unrealized
                                       Common       Retained     Gain (Loss)                  Comprehensive
                                       Stock        Earnings    on Securities      Total         Income
                                   -----------    -----------    -----------    -----------    -----------

Balance, December 31, 1996         $ 2,894,500    $ 1,159,212    $   (17,823)   $ 4,035,889

Net income                                            525,055                       525,055    $   525,055
Other comprehensive income:
  Unrealized gain on securities, net of
    reclassification adjustment                                       70,913         70,913         70,913
                                                                                               -----------
Comprehensive income                                                                           $   595,968
                                                                                               ===========
Dividends declared ($.26 per share)                  (117,078)                     (117,078)
                                   -----------    -----------    -----------    -----------

Balance, December 31, 1997           2,894,500      1,567,189         53,090      4,514,779

Net income                                            547,911                       547,911    $   547,911
Other comprehensive income:
  Unrealized gain on securities, net of
    reclassification adjustment                                      144,690        144,690        144,690
                                                                                               -----------
Comprehensive income                                                                           $   692,601
                                                                                               ===========
Dividends declared ($.29 per share)                  (129,667)                     (129,667)
Ten percent stock dividend             995,923       (995,923)
                                   -----------    -----------    -----------    -----------

Balance, December 31, 1998         $ 3,890,423    $   989,510    $   197,780    $ 5,077,713
                                   ===========    ===========    ===========    ===========


                                                       1998           1997
                                                   -----------    -----------
Components of comprehensive income:
  Change in net unrealized gain on
    investment securities held for sale            $   148,743    $    68,699
  Realized (gains) losses included in net
    income, net of tax                                  (4,053)         2,214
                                                   -----------    -----------

Total                                              $   144,690    $    70,913
                                                   ===========    ===========


See accompanying notes to the consolidated financial statements.

                            TRI-STATE 1ST BANK, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                   Year Ended December 31,
                                                     1998           1997
                                                 ------------   ------------
OPERATING ACTIVITIES
 Net income                                      $    547,911   $    525,055
 Adjustments to reconcile net income to net
   cash provided by operating activities:
    Provision for loan losses                          54,272         54,195
    Depreciation and amortization, net                101,725        170,637
    Investment securities (gains) losses               (6,141)         3,354
    Deferred income taxes                              21,134            712
    Increase in accrued interest receivable          (146,110)       (12,844)
    Increase (decrease) in accrued interest payable    (1,579)         5,940
    Other                                             (35,311)          (265)
                                                 ------------   ------------

Net cash provided by operating activities             535,901        746,784
                                                 ------------   ------------

INVESTING ACTIVITIES
 Investment securities available for sale:
    Proceeds from sales                               600,179        348,372
    Proceeds from principal repayments
     and maturities                                 4,990,211      3,259,230
    Purchases of securities                       (12,228,271)    (6,617,597)
 Investment securities held to maturity:
    Proceeds from principal repayments
     and maturities                                   197,633        331,869
 Net increase in loans                             (2,908,056)    (1,709,734)
 Purchase of premises and equipment                  (577,746)      (177,899)
 Proceeds from sale of real estate owned                    -         54,421
 Branch acquisitions:
    Purchase of loans                                       -       (330,219)
    Purchase of premises and equipment                      -       (157,000)
    Net deposit proceeds                                    -      2,334,890
                                                 ------------   ------------

Net cash used for investing activities             (9,926,050)    (2,663,667)
                                                 ------------   ------------

FINANCING ACTIVITIES
 Net increase in deposits                           8,445,722      1,742,537
 Increase in securities sold under
  agreement to repurchase                           1,000,000        500,000
 Principal payments on other borrowings              (109,472)      (102,373)
 Cash dividends paid                                 (129,667)      (117,078)
                                                 ------------   ------------

  Net cash provided by financing activities         9,206,583      2,023,086
                                                 ------------   ------------

  Increase (decrease) in cash and cash equivalents   (183,566)       106,203

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR      5,683,303      5,577,100
                                                 ------------   ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR         $  5,499,737   $  5,683,303
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

                            TRI-STATE 1ST BANK, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation
----------------------------------------------

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follow:

Tri-State 1st Bank, Inc. (the "Company") is an Ohio corporation organized as the holding company of the 1st National Community Bank (the "Bank"). The Bank is a national banking association headquartered in East Liverpool, Ohio. The Bank's principal sources of revenue emanate from its commercial, commercial mortgage, residential real estate, consumer loan financing, and its investment securities portfolio as well as a variety of deposit services offered to its customers through three offices which are located in the East Liverpool and Lisbon, Ohio and New Cumberland, West Virginia areas. The Company's principal asset is represented by its ownership of the Bank. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

The consolidated financial statements of the Company include its wholly-owned subsidiary, the Bank. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary on the parent company financial statements is carried at the Company's equity position in the underlying net assets of the Bank. The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Securities
---------------------

Investment securities are classified at the time of purchase, based on management's abilities and intention, as securities held to maturity or available for sale. Debt securities acquired with the ability and intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using the interest method, and recognized as adjustments of interest income. Other debt securities have been classified as available for sale to serve principally for liquidity purposes. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank and the Federal Reserve Bank represents ownership in institutions that are wholly owned by other financial institutions. These equity securities are accounted for at cost and are classified as equity securities available for sale.

Loans
-----

Loans are reported at their principal amount, net of the allowance for loan losses. Interest on all loans is recognized as income when earned on the accrual method. The Company's general policy is to stop accruing interest on loans when it is determined that reasonable doubt exists as to the collectibility of additional interest. Interest received on nonaccrual loans is recorded as income or applied against principal according to management's judgment as to the collectibility of principal.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

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

Impaired loans are commercial and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired provided the loan is not of a commercial or commercial real estate classification. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans secured by one-to-four family properties and all consumer loans are large groups of smaller balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances concerning the loan, the credit worthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

Premises and Equipment
----------------------

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Intangible Asset
----------------

The intangible asset consists exclusively of a core deposit acquisition premium. This core deposit acquisition premium, which was developed based upon a specific core deposit life study, is amortized using the straight-line method over eight years. Annual assessments of carrying value and remaining amortization periods are made to determine possible carrying value impairment and appropriate adjustments as deemed necessary. This asset is a component of other assets on the balance sheet.

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

Employee Benefits
-----------------

Pension and other employee benefits include contributions to a defined contribution Section 401(k) plan covering eligible employees. Contributions matching those made by eligible employees and an elective contribution are made annually at the discretion of the Board of Directors.

Stock Options
-------------

The Company maintains a stock option plan for the Directors, officers, and employees. The stock options typically have expiration terms of five years subject to certain extensions and early terminations. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted. Because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements. Pro forma net income and earnings per share are presented to reflect the impact of the stock option plan assuming compensation expense had been affected based on the fair value of the stock options granted under this plan.

Income Taxes
------------

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share
------------------

The Company provides dual presentation of Basic and Diluted earnings per share. Basic earnings per share utilizes net income as reported as the numerator and the actual average shares outstanding as the denominator. Diluted earnings per share includes any dilutive effects of options, warrants, and convertible securities.

Stockholders' Equity
--------------------

During 1998, retroactive recognition was given for the elimination of the stated value of the Company's Common Stock. This caused the surplus to be reduced to zero, with the balance of $1,610,750 being reclassified to Common Stock. Such action had no effect on Total Stockholders' Equity disclosed previously.

Comprehensive Income
--------------------

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." In adopting Statement No. 130, the Company is required to present comprehensive income and its components in a full set of general purpose financial statements for all periods presented. The Company has elected to report the effects of Statement No. 130 as part of the Statement of Changes in Stockholders' Equity.

Cash Flow Information
---------------------

The Company has defined cash and cash equivalents as those amounts included in the balance sheet captions Cash and due from banks, Interest-bearing deposits with other banks, and Federal funds sold. Cash payments for interest expense in 1998 and 1997 were $1,647,690 and $1,326,147, respectively. Cash payments for income taxes in 1998 and 1997 were $157,816 and $156,137, respectively.

Pending Accounting Pronouncements
---------------------------------

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement provides accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring the recognition of those items as assets or liabilities in the consolidated balance sheet, recorded at fair value. Statement No. 133 precludes a held-to-maturity security from being designated as a hedged item; however, at the date of initial application of this Statement, an entity is permitted to transfer any held-to-maturity security into the available-for-sale or trading categories. The unrealized holding gain or loss on such transferred securities shall be reported consistent with the requirements of Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Such transfers do not raise an issue regarding an entity's intent to hold other debt securities to maturity in the future. This Statement applies prospectively for all fiscal quarters of all years beginning after June 15, 1999. Earlier adoption is permitted for any fiscal quarter that begins after the issue date of this Statement.

In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP, which is effective for fiscal years beginning after December 15, 1998, provides guidance on accounting for the costs of computer software developed or obtained for internal use and provides guidance for determining whether computer software is for internal use. The Company will adopt SOP 98-1 in the first quarter of 1999 and does not believe the effect of adoption will be material.

2.  EARNINGS PER SHARE

The following table sets forth the computation of Basic and Diluted earnings per share. There were no convertible securities which would effect the numerator in calculating Basic and Diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth a reconciliation of the denominator of the Basic and Diluted earnings per share computation.

                                                  1998           1997
                                               ----------     ----------
     Denominator:
        Denominator for Basic earnings per
          share-weighted-average shares          451,869         451,869
        Employee stock options                     6,559               -
                                               ----------     ----------

        Denominator for Diluted earnings per
          share-adjusted weighted-average
          shares assumed conversions             458,428         451,869
                                               ==========     ==========

3.  STOCK DIVIDEND

On May 28, 1998, the Board of Directors approved a ten percent stock dividend for security holders of record on June 26, 1998. As a result of this dividend, 41,069 shares of Tri-State 1st Bank stock were issued. Fractional shares were paid in cash.

Average shares outstanding and all per share amounts included in the consolidated financial statements are based on the increased number of shares giving retroactive effect to the stock dividend.

4.  INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities available for sale are as follows:

                                                           1998
                                ---------------------------------------------------------
                                                   Gross         Gross        Estimated
                                 Amortized      Unrealized     Unrealized       Market
                                    Cost           Gains         Losses         Value
                                ------------   ------------   ------------   ------------
U.S. Treasury securities and
  other U.S. Government
  agency securities             $ 11,792,785   $     65,966   $     (7,110)  $ 11,851,641
Obligations of states and
  political subdivisions           7,273,717        242,080         (3,053)     7,512,744
Mortgage-backed securities           354,396          1,983           (198)       356,181
                                ------------   ------------   ------------   ------------
     Total debt securities        19,420,898        310,029        (10,361)    19,720,566

Equity securities                    236,950              -              -        236,950
                                ------------   ------------   ------------   ------------

     Total                      $ 19,657,848   $    310,029   $    (10,361)  $ 19,957,516
                                ============   ============   ============   ============

                                                           1997
                                ---------------------------------------------------------
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
                                ============   ============   ============   ============


The amortized cost and estimated market value of investment securities held to maturity are as follows:

                                                          1998
                                ---------------------------------------------------------
                                                   Gross         Gross        Estimated
                                 Amortized      Unrealized     Unrealized       Market
                                    Cost           Gains         Losses         Value
                                ------------   ------------   ------------   ------------

Obligations of states and
  political subdivisions        $  1,498,790   $     62,854   $          -   $  1,561,644
Mortgage-backed securities           200,799          3,022              -        203,821
                                ------------   ------------   ------------   ------------

Total                           $  1,699,589   $     65,876   $          -   $  1,765,465
                                ============   ============   ============   ============

                                                          1997
                                ---------------------------------------------------------
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
                                ============   ============   ============   ============

The amortized cost and estimated market value of debt securities by contractual maturity at December 31, 1998 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                     AVAILABLE FOR SALE            HELD TO MATURITY
                                ---------------------------------------------------------
                                                 Estimated                     Estimated
                                 Amortized         Market      Amortized         Market
                                    Cost           Value          Cost           Value
                                ------------   ------------   ------------   ------------

Due in one year or less         $  1,990,952   $  1,995,987   $    107,239   $    108,247
Due after one year through
  five years                      10,063,216     10,154,072        745,387        761,602
Due after five years through
  ten years                        6,542,446      6,740,354        811,254        858,324
Due after ten years                  824,284        830,153         35,709         37,292
                                ------------   ------------   ------------   ------------

Total                           $ 19,420,898   $ 19,720,566   $  1,699,589   $  1,765,465
                                ============   ============   ============   ============

Proceeds from the sales of securities available for sale and the gross realized gains and losses for the years ended December 31, 1998 and 1997 were as follows:

                                                 1998               1997
                                             ------------       ------------
Proceeds from sales                          $    600,179       $    348,372
Gross realized gains                                6,141                  -
Gross realized losses                                   -              3,354


Investment securities with an amortized cost of $5,550,039 and $2,949,386 and an estimated market value of $5,559,221 and $2,941,301 were pledged to secure public deposits, securities sold under agreements to repurchase, and other purposes as required by law at December 31, 1998 and 1997, respectively.

5.  LOANS

Major classifications of loans are summarized as follows:

                                                 1998             1997
                                             ------------     ------------

Commercial and agricultural                  $  4,449,554     $  5,638,758
Real estate mortgages:
  Residential                                  13,476,313       12,116,820
  Commercial                                    6,772,323        4,482,295
Consumer                                        4,241,132        3,774,558
                                             ------------     ------------
                                               28,939,322       26,012,431
Less allowance for loan losses                    340,197          309,015
                                             ------------     ------------

  Net loans                                  $ 28,599,125     $ 25,703,416
                                             ============     ============

The Company grants consumer, commercial, and residential loans to customers throughout its trade area that encompasses East Liverpool and Lisbon, Ohio, New Cumberland, West Virginia, and the surrounding communities. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their loan agreements is dependent upon the economic stability of the tri-state area.

Non-performing loans are comprised of commercial, mortgage, and consumer loans which are on a nonaccrual basis, or contractually past due 90 days or more as to interest or principal payment but are not nonaccrual status because they are well secured or in process of collection. The Company had non-performing loans of $178,727 and $102,054 as of December 31, 1998 and 1997, respectively. The Company had no impaired loans at December 31, 1998 or 1997.

As of December 31, 1998, aggregate loans of $60,000 or more extended to officers, Directors, and related affiliates or associates were $677,392. A summary of activity during the year is as follows:

                                            Amount
         1997            Additions        Collected            1998
     ------------      ------------      ------------      ------------

     $    662,185      $    646,400      $    631,193      $    677,392


6.  ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the years ended December 31, 1998 and 1997 are as follows:
                                                 1998             1997
                                             ------------     ------------

Balance, January 1                           $    309,015     $    290,247
Add:
  Provision charged to operations                  54,272           54,195
  Recoveries                                       15,029           11,845
Less loans charged off                             38,119           47,272
                                             ------------     ------------

Balance, December 31                         $    340,197     $    309,015
                                             ============     ============

7.  PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows at December 31:

                                                 1998             1997
                                             ------------     ------------

Land and improvements                        $    318,560     $    314,760
Buildings and improvements                      1,278,481        1,061,373
Leasehold improvements                            238,310           66,447
Furniture, fixtures, and equipment                935,010          762,086
                                             ------------     ------------
                                                2,770,361        2,204,666
Less accumulated depreciation                     920,266          782,541
                                             ------------     ------------

Total                                        $  1,850,095     $  1,422,125
                                             ============     ============

Depreciation and amortization charged to operations was $149,776 in 1998 and $128,689 in 1997.

8.  DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $3,009,473 and $2,394,578 at December 31, 1998 and 1997, respectively.

Maturities on time deposits of $100,000 or more are as follows at December 31, 1998:


Three months or less                         $  1,646,612
Three to twelve months                          1,252,203
Over one year                                     110,658
                                             ------------

Total                                        $  3,009,473
                                             ============

9.  SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

The outstanding balances and related information for securities sold under agreement to repurchase is summarized as follows:

                                            1998                          1997
                                ---------------------------   ---------------------------
                                   Amount          Rate          Amount          Rate
                                ------------   ------------   ------------   ------------

Balance at year end             $  1,500,000           3.64%  $    500,000           4.49%
Average balance outstanding
  during the year                  1,278,461           4.42        258,064           4.51
Maximum amount outstanding
  at any month end                 1,500,000                       500,000

Average amounts outstanding during the year represent daily average balances and average interest rates represent interest expense divided by the related average balance.

Investments in U.S. Government agency securities with market values in excess of outstanding balances of securities sold under agreement to repurchase have been pledged at December 31, 1998 and 1997.

10. OTHER BORROWINGS

The Bank has a line of credit with a borrowing limit of approximately $1.9 million with the Federal Home Loan Bank of Cincinnati ("FHLB") as of December 31, 1998. This credit line is subject to annual renewal and incurs no service charges. Outstanding borrowings on this line, and the term loans noted below, are collateralized by a blanket security agreement on qualifying residential mortgage loans and the Bank's investment in stock of the FHLB. There were no borrowings outstanding on this line of credit for the years ended December 31, 1998 or 1997.

The Bank also has two term loans outstanding with the FHLB totaling $67,311
and $176,983 at December 31, 1998 and 1997, respectively.   These loans bear
interest rates of 6.70 percent and 6.75 percent (weighted average of 6.73 percent), respectively, during both years and have remaining payment periods extending to August 1, 1999.

11. OTHER EXPENSES

The following is an analysis of other expenses:

                                                 1998             1997
                                             ------------     ------------

Stationery, printing, and supplies           $    121,557     $    104,830
Postage                                            60,930           48,857
Professional services                              77,473           67,185
Directors fees                                     46,250           37,350
State franchise tax                                64,318           60,145
Other                                             338,732          295,245
                                             ------------     ------------

Total                                        $    709,260     $    613,612
                                             ============     ============

12. INCOME TAXES

The provision for income taxes consists of:

                                                 1998             1997
                                             ------------     ------------

  Current                                    $     93,937     $    150,241
  Deferred                                         21,134              712
                                             ------------     ------------

    Total                                    $    115,071      $   150,953
                                             ============     ============

The components of the net deferred tax liability are as follows at December
31:

                                                 1998             1997
                                             ------------     ------------
Deferred tax assets:
  Provision for loan losses                  $     99,956     $     89,882
  Other                                             3,596                -
                                             ------------     ------------
    Gross deferred tax assets                     103,552           89,882
                                             ------------     ------------

Deferred tax liabilities:
  Net unrealized gain on securities               101,887           27,350
  Depreciation                                     18,243           17,393
  Accrual to cash conversion                       75,463           45,568
  Other                                            30,773           26,714
                                             ------------     ------------
    Gross deferred tax liabilities                226,366          117,025
                                             ------------     ------------

    Net deferred tax liability               $   (122,814)    $    (27,143)
                                             ============     ============

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

                                            1998                          1997
                                ---------------------------   ---------------------------
                                                   % of                         % of
                                                  Pre-tax                      Pre-tax
                                   Amount          Income        Amount         Income
                                ------------   ------------   ------------   ------------

Provision at statutory rate     $    225,414           34.0 % $    229,843           34.0 %
Effect of tax-free income           (105,070)         (15.8)       (85,950)         (12.7)
Other                                 (5,273)          (0.8)         7,060            1.0
                                ------------   ------------   ------------   ------------

Actual tax expense and
  effective rate                $    115,071           17.4 % $    150,953           22.3 %
                                ============   ============   ============   ============

13. EMPLOYEE BENEFITS

Profit Sharing Plan and 401(k) Plan
-----------------------------------

At December 31, 1997, the Bank had a trusteed, defined contribution profit sharing plan cover substantially all employees and officers. Contributions to this plan were determined annually by the Board of Directors. The contribution to this plan for 1997 amounted to $18,360. Effective January 1, 1998, this trusteed, defined contribution plan was converted to a trusteed
Section 401(k) plan. The Bank makes matching contributions for eligible employees of 25 percent of the employee contributions annually, to a maximum of 12 percent of base salary. Substantially all employees and officers are eligible to participate in the plan. The Bank's contribution to this plan was $15,698 in 1998.

ESOP
----

The Company also maintains an Employee Stock Ownership Plan ("ESOP") covering substantially all employees and officers. The Trustee has discretionary authority to purchase shares of common stock of the Company in the open market. The amount of the contribution to the ESOP is at the discretion of the Board of Directors with benefits vesting over a seven-year period. Contributions totaling $6,500 and $7,000 were recorded during 1998 and 1997, respectively. The Trustee held 3,434 and 2,884 shares of the Company's common stock at December 31, 1998 and 1997, respectively.

Stock Option Plan
-----------------

On January 23, 1997, the Board of Directors approved and stockholders subsequently ratified the formation of a stock option plan. The plan provides for granting incentive stock options and nonstatutory stock options for executive officers and nonemployee Directors of the Company. A total of 53,900 shares of authorized but unissued common stock were initially reserved for issuance under the plan.

No compensation expense has been recognized with respect to the options granted under the stock option plan. Had compensation expense been determined on the basis of fair value, net income and earnings per share would have been reduced as follows:

                                                 1998             1997

  Net Income:
    As reported                              $    547,911     $    525,055
                                             ============     ============

    Pro forma                                $    473,229     $    431,709
                                             ============     ============

  Basic earnings per share:
    As reported                              $       1.21     $       1.16
                                             ============     ============

    Pro forma                                $       1.05     $       0.96
                                             ============     ============

  Diluted earnings per share:
    As reported                              $       1.20     $       1.16
                                             ============     ============

    Pro forma                                $       1.03     $       0.96
                                             ============     ============

The following table presents share data related to the stock option plan:

                                                                Weighted-
                                                Shares           average
                                                Under            Exercise
                                                Option           Price
                                             ------------     ------------

  Outstanding, January 1, 1997                          -              -

    Granted                                        18,700           $19.09
    Exercised                                           -                -
    Forfeited                                           -                -
                                             ------------

  Outstanding, December 31, 1997                   18,700           $19.09

    Granted                                        15,800           $28.00
    Exercised                                           -                -
    Forfeited                                      (1,100)          $19.09
                                             ------------

  Outstanding, December 31, 1998                   33,400           $23.30
                                             ============

  Available for future grant                       20,500
                                             ============

14. COMMITMENTS

In the normal course of business, the Company makes various commitments not reflected in the accompanying financial statements. The Company offers such products to enable its customers to meet their financing objectives. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss is represented by the contractual amounts as disclosed below. Losses, if any, are charged to the allowance for loan losses. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval, review procedures, and collateral requirements as deemed necessary.

The off-balance sheet commitments were comprised of the following at December
31:

                                                 1998              1997
                                             ------------     ------------

Commitments to extend credit                 $  4,804,106     $  2,956,264
Standby letters of credit                         173,372           75,894

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of available commercial and personal lines of credit and loans granted but not yet funded. The Company does not charge fees for the customer credit lines. Since many of the commitments are expected to expire without being fully drawn upon, the contractual amounts do not necessarily represent future funding requirements.

Standby letters of credit represent conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance-related contracts. The coverage period for these instruments is typically a one-year period with an annual renewal option subject to prior approval by management. The Company holds collateral for these instruments as deemed necessary.

The Bank leases two branch office sites under agreements that expire by the years 2002 and 2005, respectively. These branch agreements contain five-year renewal options that are available if elected by the Bank. At
December 31, 1998, the minimum rental commitment for these noncancelable operating leases is as follows:

                    1999                     $     71,796
                    2000                           71,796
                    2001                           71,796
                    2002                           71,796
                    2003                           61,381
                    2004 and thereafter            93,600
                                             ------------

                        Total                $    442,165
                                             ============

Occupancy expense includes rental expenditures of $62,815 and $50,880 for 1998 and 1997, respectively.

15. ACQUISITION OF BRANCH OFFICE

Effective August 29, 1997, the Bank, pursuant to a purchase and assumption agreement entered into with United National Bank of West Virginia (Seller), assumed deposit liabilities and acquired the branch banking property, facility, all cash funds on-hand, and selected commercial and consumer loans of the New Cumberland, West Virginia operations.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values at December 31 of the Company's financial instruments are as follows:

                                           1998                          1997
                                ---------------------------   ---------------------------
                                  Carrying         Fair        Carrying         Fair
                                    Value          Value         Value          Value
                                ------------   ------------   ------------   ------------
Financial assets:
Cash and due from banks,
   interest-bearing deposits with
   with other banks, and federal
   funds sold                   $  5,499,737   $  5,499,737   $  5,683,303   $  5,683,303
Investment securities             21,657,105     21,722,981     14,985,362     15,025,255
Net loans                         28,599,125     29,858,000     25,703,416     26,093,000
Accrued interest receivable          358,904        358,904        318,956        318,956
                                ------------   ------------   ------------   ------------

        Total                   $ 56,114,871   $ 57,439,622   $ 46,691,037   $ 47,120,514

Financial liabilities:
Deposits                        $ 51,349,269   $ 51,556,000   $ 42,903,547   $ 43,015,000
Securities sold under agreement
   to repurchase                   1,500,000      1,500,000        500,000        500,000
Other borrowings                      67,311         67,311        176,783        178,000
Accrued interest payable              55,402         55,402         73,417         73,417
                                ------------   ------------   ------------   ------------

        Total                   $ 52,971,982   $ 53,178,713   $ 43,653,747   $ 43,766,417
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

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due from Banks, Interest-bearing Deposits with Other Banks, Federal
----------------------------------------------------------------------------
Funds Sold, Accrued Interest Receivable, Securities Sold Under Agreements to
----------------------------------------------------------------------------
Repurchase, and Accrued Interest Payable
----------------------------------------

The fair value is equal to the current carrying value.

Investment Securities
---------------------

The fair value of investment securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans, Deposits, and Other Borrowings
-------------------------------------

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and constructs discount rates that consider reinvestment opportunities, operating expenses, non- interest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts which are due within 30 days are valued at the amount payable as of year end. Fair values for time deposits and other borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and notes of similar remaining maturities.

Commitments to Extend Credit and Commercial Letters of Credit
-------------------------------------------------------------

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 14.

17. REGULATORY MATTERS

Cash and Due from Banks
-----------------------

The district Federal Reserve Bank requires the Bank to maintain certain reserve balances. As of December 31, 1998 and 1997, the Bank had required reserves of $552,000 and $434,000, respectively, comprised of vault cash and a depository amount held with the Federal Reserve Bank.

Loans
-----

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank's capital.

Dividends
---------

The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by a national bank. Prior approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits, as defined for the year, combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Using this formula, the amount available for payment of dividends by the Bank to the Company in 1999, without approval of the Comptroller, will be limited to $834,320 plus 1999 net profits retained up to the date of the dividend declaration.

Capital Requirements
--------------------

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, an entity must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The entity's capital amounts and classification are also subject to qualitative judgments by the regulators about components, Risk weightings, and other factors.

Quantitative measures established by the regulation to ensure capital adequacy require an entity to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to Risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1998 and 1997, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1998, the most recent notification from the appropriate regulatory authorities categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an entity must maintain minimum Total Risk-based, Tier I Risk-based, and Tier I Leverage ratios at least 100 to 200 basis points above those ratios set forth in the table. There have been no conditions or events since that notification that management believes have changed this category.

-------------------------------

The capital position of the Company does not materially differ from the Bank's; therefore, the following table sets forth the Company's capital position and minimum requirements as of December 31:

                                           1998                          1997
                                ---------------------------   ---------------------------
                                   Amount          Ratio         Amount          Ratio
                                ------------   ------------   ------------   ------------
Total Capital to
  Risk-weighted Assets
---------------------------

Actual                          $  5,106,895          16.64%  $  4,640,404          17.62%
For Capital Adequacy               2,455,680           8.00      2,107,040           8.00
To Be Well Capitalized             3,069,600          10.00      2,633,800          10.00

Tier I Capital to
  Risk-weighted Assets
---------------------------

Actual                          $  4,766,698          15.53%  $  4,331,389          16.45%
For Capital Adequacy               1,227,840           4.00      1,053,520           4.00
To Be Well Capitalized             1,841,760           6.00      1,580,280           6.00

Tier I Capital to Average Assets
---------------------------

Actual                          $  4,766,698           8.19%  $  4,331,389           8.81%
For Capital Adequacy               2,329,200           4.00      1,971,480           4.00
To Be Well Capitalized             2,911,500           5.00      2,464,350           5.00

18. PARENT COMPANY

Following are condensed financial statement for the parent company:

                             CONDENSED BALANCE SHEET


                                                      December 31,
                                                 1998              1997
                                             ------------     ------------

ASSETS
  Cash                                       $      8,800     $          -
  Investment in subsidiary bank                 5,041,638        4,469,714
  Other assets                                     27,824           45,065
                                             ------------     ------------

   TOTAL ASSETS                              $  5,078,262     $  4,514,779
                                             ============     ============

TOTAL LIABILITIES                            $        549     $          -

STOCKHOLDERS' EQUITY                            5,077,713        4,514,779
                                             ------------     ------------

   TOTAL LIABILITIES AND
    STOCKHOLDERS EQUITY                      $  5,078,262     $  4,514,779
                                             ============     ============

                        CONDENSED STATEMENT OF INCOME


                                                      December 31,
                                                 1998              1997
                                             ------------     ------------

INCOME
   Dividends from subsidiary                 $    131,620      $    137,473


EXPENSES                                          16,643            29,551
                                             ------------     ------------

   Income before income taxes                    114,977           107,922
   Income tax benefit                             (5,700)          (10,047)
                                             ------------     ------------

   Income before equity in undistributed
    earnings of subsidiary                       120,677           117,969
   Equity in undistributed earnings
    of subsidiary                                427,234           407,086
                                             ------------     ------------

NET INCOME                                   $    547,911     $    525,055
                                             ============     ============


                      CONDENSED STATEMENT OF CASH FLOWS


                                                      December 31,
                                                 1998              1997
                                             ------------     ------------

OPERATING ACTIVITIES
   Net income                                $    547,911      $    525,055

   Adjustment to reconcile net income
    to net cash provided by operating
    activities:
     Equity in undistributed earnings
      of subsidiary                              (427,234)        (407,086)
     Other, net                                    17,790             (891)
                                             ------------     ------------
       Net cash provided by operating
        activities                                138,467          117,078
                                             ------------     ------------

FINANCING ACTIVITIES
   Cash dividends paid                           (129,667)        (117,078)
                                             ------------     ------------
       Net cash used for financing
        activities                              (129,667)         (117,078)
                                             ------------     ------------

       Net increase in cash                        8,800                 -

CASH AT BEGINNING OF PERIOD                            -                 -
                                             ------------     ------------

CASH AT END OF PERIOD                        $      8,800     $          -
                                             ============     ============

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is Management's discussion and analysis of the financial condition and results of operations of Tri-State 1st Bank, Inc. for the years ended December 31, 1998 and 1997. The discussion should be read in conjunction with the consolidated financial statements and notes thereto and the summary financial information included elsewhere in this annual report.

Business
--------

Tri-State 1st Bank, Inc. (the "Company") is the parent company for 1st National Community Bank (the "Bank"). The Company was formed as an Ohio corporation on April 24, 1996, to own and control all of the capital stock of the Bank, a national banking association. The Company is a bank holding company which, under existing laws, is restricted to activities generally relating to banking. At the present time, the Company does not actively conduct any business, and does not intend to employ any individuals other than officers who do not receive compensation for serving such capacity, but utilizes the support staff and facilities of the Bank from time to time. The Company's primary regulator is the Board of Governors of the Federal Reserve System.

The Bank was chartered as a national banking association in June 1987, headquartered near East Liverpool, Ohio. Business is conducted through its four full service offices located in Columbiana County, Ohio, and one full service office in Hancock County, West Virginia. The Bank operates a full service community bank, offering a variety of financial services to meet the needs of its market area. Services include: accepting demand and time deposits from the general public and together with borrowings and other funds, using the proceeds to originate secured and unsecured commercial and consumer loans and provide construction and mortgage loans, as well as home equity and personal lines of credit. In addition, funds are also used to purchase investment securities. The Bank's deposits are insured to the legal maximum amount by the Federal Deposit Insurance Corporation.

The Company's results of operations are dependent on the operations of the Bank. The Bank's results of operations are primarily dependent on its net interest income, which is the difference between interest earned on its loans and investment securities portfolio and other interest earning assets, and its cost of funds consisting of interest expense paid on its deposits and other borrowings. Net interest income is also affected by the relative amounts of interest earning assets and liabilities. Net income of the Bank is also impacted by its provision for loan losses, as well as other operating income and expenses. Other operating income consists primarily of service charges on deposit accounts, while other operating expenses is comprised of salaries and employee benefits, occupancy expenses, and other general and administrative expenses. Earnings of the Bank are impacted by general local economic, competitive and regulatory conditions, particularly changes in market interest, and actions of regulatory agencies.

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

The Bank's lending strategy has historically focused on the origination and retention of a balance in its portfolio of real estate commercial mortgages, one-to-four family mortgage loans and, to a lessor extent, working capital commercial loans in the form of credit lines and term notes, personal loans, automobile loans and home equity loans. Commercial real estate loans are granted for the acquisition or improvement of real estate. Generally, commercial real estate loans do not exceed 70% of the appraised value of the property pledged to secure the transaction. The focus and the application of prudent underwriting standards by the Bank is designed to reduce the risk of loss on its loan portfolio.

------------------------------

To measure the relationship of interest-earning assets and interest-bearing liabilities and their impact on net interest income, the Bank maintains an asset/liability management program. One of the principal functions of the program is to monitor the level to which the balance sheet is subject to interest rate risk. The goal of the program is to manage the relationship between interest-earning assets and interest-bearing liabilities to minimize the fluctuations in net interest spread and achieve constant growth in net interest income during periods of changing interest rates. To accomplish its strategies, adjustable-rate residential mortgage and commercial loans are originated, as well as shorter-term consumer loans. The investment portfolio, which is used primarily for liquidity purposes, has historically been comprised of short-term (three to five years) U.S. Treasury and Agency obligations and AA and AAA tax-exempt Municipal and State obligations. Although management typically holds investment securities purchased until maturity, approximately 92.2% of the portfolio was classified as available for sale to allow management the flexibility in managing the portfolio in a changing market rate environment.

The Bank attempts to manage the interest rates it pays on deposits, while maintaining a stable to growing deposit base by providing convenient and quality service and competitive rates to its customers. Historically, the Bank has had minimal borrowings, which originated through a credit arrangement with the Federal Home Loan Bank of Cincinnati, Ohio ("FHLB"), and has relied upon its customer deposit base as its primary source of funds.

Summary of Financial Condition
------------------------------

The consolidated assets of Tri-State 1st Bank were $58,303,000 at December 31, 1998, an increase of $9,977,000 or 20.6% over assets at December 31, 1997. The strong asset growth for 1998 was fueled by the Company's exceptional deposit growth experienced throughout 1998. Total deposits increased $8,446,000 or 19.7% and were used to fund the $6,672,000 or 44.5% increase in total investment securities and the $2,927,000 or 11.3% in loans receivable. Total earning assets which principally include loans, investment securities and federal funds sold equaled $51,777,000 at December 31, 1998 and represented an increase of $9,128,000 or 21.4% over total earning assets at December 31, 1997. The composition of earning assets changed moderately from 1997 to 1998, with loans and securities comprising 55.9% and 41.8% of earning assets, respectively, in 1998 compared to 61.0% and 35.1%, respectively, at year-end 1997.

Investment Securities and Securities Available for Sale
-------------------------------------------------------

The investment activities of the Company serve a key role in managing the overall yield on earning assets while supporting interest rate sensitivity and liquidity positions. Securities purchased with the intent and ability to retain until maturity are classified as held to maturity and carried at amortized cost. All other securities are classified as securities available for sale and are carried at market value.

The investment securities available for sale portfolio serves a primary role in the overall context of balance sheet management by the Company. The decision to purchase or sell securities is based upon the current assessment of economic and financial conditions, including the interest rate environment and other on and off-balance sheet positions. The investment securities available for sale portfolio was $19,958,000 at December 31, 1998 compared to $13,088,000 at December 31, 1997, an increase of $6,869,000 or 52.5%. The significant increase for 1998 was attributable to the strong influx of deposit growth in the same period. Management's overall investment strategy for 1998 was to invest funds in the investment portfolio methodically in order to employ funds not required for loan demand in a manner which will provide safety, liquidity and improved earnings potential.

Investment securities held to maturity decreased $197,000 or 10.4% in 1998 when compared to the prior year. This decrease was attributable to scheduled maturities and principal repayments as there were no additions to the held to maturity portfolio in 1998.

Loans
-----

Loans grew 11.3% in 1998, increasing to $28,939,000 at December 31, 1998 from $26,012,000 at prior end of year. Total loans originated for 1998 were $13,343,000. The result of this growth was due to an overall increase in loan demand, which relates in part to a sound local and national economy. Also contributing to 1998's loan growth was the addition of a Business Development Officer whose primary role is to focus on generating lending activity in conjunction with developing other new business in 1st National Community Bank's market area.

Deposits
--------

Deposits continue to be 1st National Community Bank's primary source for funding its earning assets. The Bank offers a wide variety of products designed to attract and retain its customers. Total deposits increased $8,446,000 or 19.7% when compared to total deposits at December 31, 1997. Money Market accounts decreased by $446,000 or 8.8% while savings increased $973,000 or 10.4%. The Company's core growth occurred mostly in noninterest and interest-bearing demand deposits and time deposits which increased $1,830,000 or 28.0%, $3,837,000 or 46.5%, and $2,252,000 or 16.4%,
respectively. The overall growth in deposits for 1998 corresponds to the addition of the New Cumberland and Wal-Mart offices as well as 1st National Community Bank's ongoing commitment to provide exceptional deposit services at a competitive rate.

Borrowings
----------

The Company from time to time uses various funding sources other than deposits to provide the funds necessary for the loan and investment securities portfolios. Total borrowings, which consist of repurchase agreements and advances with the Federal Home Loan Bank of Cincinnati, increased $891,000 or 131.7% at December 31, 1998 from year-end 1997. Securities sold under repurchase agreements increased $1,000,000 or 200.0% when compared to the prior year period. The repurchase agreements are made with "in-market" customers of the bank and are collateralized by various securities, which are returned to the Company at the maturity of the agreements. Other borrowings decreased $109,000 or 62.0% as a result of scheduled principal and interest pay-downs on two advances with the Federal Home Loan Bank of Cincinnati. Both advances are scheduled to mature in mid 1999.

Summary of Earnings
-------------------

The Company's 1998 net income was $547,911, increasing $22,856, or 4.4%, from 1997's net income of $525,055. On a per share basis net income for 1998 was $1.21 and $1.20 reflected on a basic and diluted earnings per share basis, respectively. This compares to 1997's net income per share of $1.16 (for basic and diluted). Average shares outstanding, which are used to calculate net income on a per share basis, increased by 10% in 1998 as a result of Tri-State paying a stock dividend to shareholders in June of 1998. The increase in net income for 1998 was achieved through strong increases in net interest income and noninterest income, offset by increases in noninterest expenses.

Interest Income
---------------

Interest income on loans increased $149,000 or 5.9% during 1998 when compared to 1997. This increase was a result of a $1,745,000 or 6.9% increase in the average loan balance outstanding during the 1998 period offset by a decrease of 9 basis points on the yield earned.

Interest income on federal funds sold increased $98,000 or 72.9% during 1998 when compared to 1997. This increase was a result of a $1,817,000 or 72.9% increase in the average balance outstanding during the 1998 period offset by a decrease on the yield earned.

--------------------------

Interest income earned on investment securities increased in 1998 by $291,000 or 38.7% from 1997. This increase was a result of an increase of $5,413,000 or 41.8% in the average balance outstanding offset by a decrease in the yield earned on the investment portfolio.

Interest Expense
----------------

Interest expense on deposits for 1998 increased $276,000 or 21.2% over 1997's interest expense due to a $6,665,000 or 19.5% increase in total average interest-bearing deposits outstanding in 1998 as well as an increase in the cost of funds paid on these deposits during the same period.

Interest expense on repurchase agreements and other borrowings increased $38,000 or 141.2% in 1998 when compared to 1997. This increase was due to an increase of $914,000 or 189.5% in the average balance of borrowed funds outstanding, offset by a decrease in the rate paid on these funds.

Net Interest Income
-------------------

Net interest income is the amount that interest income generated by earning assets, including securities and loans, exceeds interest expense associated with interest-bearing liabilities, including deposits and borrowed funds. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amounts and type of earning assets and interest-bearing liabilities combine to effect net interest income.

Net interest income for 1998 totaled $2,287,000, an increase of $223,000, or 10.8%, over 1997. The increase in net interest income was the result of an increase in Tri-State's average earning assets offset by a slight decrease on the yield earned on these assets, offset by lessor increases in the average balance and cost of funds on interest-bearing liabilities.

Interest on loans to and investments in securities of states and political subdivisions are not fully subject to federal income tax. As such, the pretax yields stated on these assets are lower than taxable assets of similar risk and maturity. Therefore, it is also meaningful to analyze net interest income on a tax equivalent basis. The tax equivalent adjustment is based on the federal corporate income tax rate of 34%. Net interest income on a tax equivalent basis increased $282,000, or 12.9%, in 1998. The following table illustrates the increase in actual and tax equivalent net interest income:

                                      Year Ended December 31,     Increase
                                      ----------------------  ---------------
                                         1998        1997         $        %
                                      ----------  ----------  --------   ----

Net interest income, actual           $2,287,000  $2,064,000  $223,000   10.8%
Tax equivalent adjustment                180,000     121,000    59,000   48.6%
                                      ----------  ----------  --------   ----
Tax equivalent net interest income    $2,467,000  $2,185,000  $282,000   12.9%

Net interest margin is equal to net interest income on a tax equivalent basis divided by average earning assets. It is affected by changes in the level of earning assets, the proportion of earning assets funded by noninterest-bearing liabilities and interest rate spread. The table that follows illustrates that the net interest margin was 4.95% in 1998 compared to 5.35% in 1997. The decrease of 40 basis points in the net interest margin was mostly attributable to an overall lower rate earned on total interest-earning assets and a slightly higher cost of funds on interest-bearing liabilities.

                                TRI-STATE 1st BANK
                        AVERAGE BALANCES AND AVERAGE YIELDS
                                 DECEMBER 31, 1998


Average Balances and Average Yields
-----------------------------------

The following table sets forth certain information relating to the Company's average balance sheets and statements of income for the years ended December 31, 1998 and 1997, and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods shown.

                                                                  For the Year Ended
                                  -----------------------------------------------------------------------------------
                                                     1998                                    1997
                                  ----------------------------------------   ----------------------------------------
                                                                 Average                                    Average
                                     Average                      Yield/       Average                       Yield/
                                     Balance       Interest        Rate        Balance        Interest        Rate
                                  ------------   ------------   ----------   ------------   ------------   ----------

Interest-earning assets:
  Federal funds sold              $  4,310,739   $    235,262         5.46%  $  2,493,315   $    137,314        5.51%
  Taxable investment securities     11,215,192        693,116         6.18%     8,227,090        517,233        6.29%
  Non taxable investment
      securities (2)                 7,153,918        529,739         7.40%     4,728,974        355,506        7.52%
  Loans (1)(2)                      27,137,753      2,655,293         9.78%    25,393,216      2,506,697        9.87%
                                  ------------   ------------   ----------   ------------   ------------   ----------
    Total interest-earning assets   49,817,602      4,113,410         8.26%    40,842,595      3,516,750        8.61%
                                                 ------------                               ------------
Noninterest-earning assets           5,339,074                                  4,772,492
                                  ------------                               ------------

     Total assets                 $ 55,156,676                               $ 45,615,087
                                  ============                               ============

Interest-bearing liabilities:
  Interest bearing demand         $ 10,418,043        291,579         2.80%$    8,034,694        219,879        2.74%
  Money market accounts              4,917,706        143,090         2.91%     4,938,197        147,874        2.99%
  Savings deposits                   9,809,517        286,792         2.92%     8,428,795        254,004        3.01%
  Time deposits                     15,766,396        860,698         5.46%    12,844,941        683,659        5.32%
  Repurchase agreements              1,278,461         56,508         4.42%       258,064         11,587        4.49%
  Other borrowings                     118,440          7,944         6.71%       224,416         15,084        6.72%
                                  ------------   ------------   ----------   ------------   ------------   ----------
    Total interest-bearing
     liabilities                    42,308,563      1,646,611         3.89%    34,729,107      1,332,087        3.84%
                                                 ------------                               ------------
Noninterest-bearing liabilities      8,032,615                                  6,619,639
Stockholders' equity                 4,815,498                                  4,266,341
                                  ------------                               ------------
Total liabilities and
        stockholders' equity      $ 55,156,676                               $ 45,615,087
                                  ============                               ============

Net earning assets                $  7,509,039                               $  6,113,488
                                  ============                               ============
Net interest income                              $  2,466,799                               $  2,184,663
                                                 ============                               ============
Net interest spread (3)                                               4.37%                                     4.78%
                                                                ==========                                 ==========
Net interest margin (4)                                               4.95%                                     5.35%
                                                                ==========                                 ==========

(1) For the purpose of these computations, non-accrual loans (if any) are included in the daily average loan amounts outstanding and interest on loans includes fee income.
(2) Yields are computed on a tax equivalent basis using a 34% federal income tax rate.
(3) Net interest rate spread represents the difference between the average yield on interest-earning assets, and the average cost of interest-bearing liabilities.
(4) Net interest margin is calculated by dividing the difference between total interest earned and total paid by total interest earning assets.

Rate/Volume Analysis
--------------------

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes) in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume) and (iii) the changes attributable to the combined impact of volume and rate. The change in interest rate due to both rate and volume in the rate/volume analysis table have been allocated to changes due to rate and volume in proportion to the absolute amounts of the changes in each.

                                          For the Year Ended December 31,       For the Year Ended December 31,
                                                  1998 vs. 1997                          1997 vs. 1996
                                       ------------------------------------   ------------------------------------
                                           Increase (Decrease) Due to:             Increase (Decrease) Due to:
                                       ------------------------------------   ------------------------------------
                                                                   Total                                   Total
                                                                  Increase                               Increase
                                         Volume        Rate      (Decrease)     Volume       Rate       (Decrease)
                                       ----------   ----------   ----------   ----------   ----------   ----------
Interest-earning assets:
  Federal funds sold                   $   99,211   $   (1,227)  $   97,984   $  (19,475)  $    5,009   $  (14,466)
  Taxable investment securities           184,434       (8,819)     175,615       36,527       14,063       50,590
   Nontaxable investment securities (1)   179,302       (5,531)     173,771       92,779       (1,043)      91,736
   Loans                                  170,356      (22,594)     147,762      269,735       (9,021)     260,714
                                       ----------   ----------   ----------   ----------   ----------   ----------
     Total interest-earning assets        633,303      (38,171)     595,132      379,566        9,008      388,574
                                       ----------   ----------   ----------   ----------   ----------   ----------

Interest-bearing liabilities:
   Interest-bearing demand                 66,609        4,946       71,555       15,167       (2,933)      12,234
   Money market accounts                     (610)      (3,936)      (4,546)       3,717       (2,294)       1,423
   Savings deposits                        39,982       (7,251)      32,731       27,016            0       27,016
   Time deposits                          159,003       16,465      175,468       57,583       (3,461)      54,122
   Repurchase agreements                   45,087         (166)      44,921            0       11,587       11,587
   Other borrowings                        (7,111)         (22)      (7,133)      (6,666)           0       (6,666)
                                       ----------   ----------   ----------   ----------   ----------   ----------
     Total interest-bearing liabilities   302,960       10,036      312,996       96,817        2,899       99,716
                                       ----------   ----------   ----------   ----------   ----------   ----------

Net change in net interest income      $  330,343   $  (48,207)  $  282,136   $  282,749   $    6,109   $  288,858
                                       ==========   ==========   ==========   ==========   ==========   ==========

(1) Computed on a tax equivalent basis using a 34% federal income tax rate.

Provision and Allowance for Loan Losses
---------------------------------------

The current expense reflecting expected credit losses is referred to as the provision for loan losses on the consolidated statements of income. Actual losses on loans are charged against the allowance for loan losses, which is a reserve built up on the consolidated balance sheet. The Company's policy is to charge-off loans when, in Management's opinion, the collection of loan principal is in doubt. All loans charged-off are subject to continuous review and concerted efforts are made to maximize the recovery of charged-off loans. In order to determine the adequacy of the allowance for loan losses, Management considers the risk classification of loans, delinquency trends, charge-off experience, credit concentrations, economic conditions, year 2000 issues and other relevant factors. The allowance is maintained at a level determined according to established methodologies by charging the provision to operations.

The provision for loan losses charged to operations in 1998 and 1997 was
$54,000.   Actual losses, net of recoveries, were $23,000 in 1998, and
$35,000 in 1997. Net charge-offs as a percentage of the balance of the allowance for loan losses at the beginning of the year was 7.5% and 12.2% in 1998 and 1997, respectively. The amount of the provision for both periods was based on such factors as the increase in the balance of the loan portfolio outstanding and Management's ongoing analysis of the adequacy of the allowance for loan losses.

Tri-State's allowance for loan losses increased at year-end 1998 to $340,000 from $309,000 at December 31,1997. At December 31, 1998 the allowance represented 1.18% of loans compared to 1.19% at year-end 1997. The Company believes that the allowance for loan losses at December 31, 1998 of $340,000 is adequate to cover losses inherent in the portfolio as of such date. However, there can be no assurance that the Company will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 1998.

Noninterest Income
------------------

Total noninterest income increased $136,000 or 38.6% in 1998 compared to 1997. Other income increased $73,000 or 68.2% in 1998 and was attributable to an increase in ATM-related fees, an increase in insurance commissions and an overall increase in other related service fees. Service fees on deposit accounts increased $54,000 or 21.6% which was related to the increase in the number of deposit accounts serviced by the bank. Net gains or (losses) from the sale of securities increased in 1998 as a result of the sale of $600,000 in investment securities available for sale at a gross gain of $6,000 compared to a gross loss of $3,000 from the sale of $348,000 securities in 1997.

Noninterest Expense
-------------------

Total salary and employee benefits increased $213,000 or 28.0% in 1998. Salaries and wages increased $180,000 or 27.2% primarily due to the hiring of additional personnel throughout 1998, and to a lessor extent, normal merit increases relating to existing employees. Total full-time equivalent employees increased 17% in 1998 as a result of increased staffing level needs and the opening of the new Wal-Mart in-store branch. Total employee benefit costs also increased in 1998 with much of the increase stemming from increased health insurance costs.

Net occupancy expense increased $32,000 or 17.9% in 1998 and was primarily associated with the addition of the Wal-Mart in-store branch office as well as an overall general increase in occupancy costs.

Furniture and equipment expense increased $32,000 or 23.6% from 1997 to 1998. This increase is attributable to increases in capital investments relating to new equipment and furniture and resulted in higher depreciation costs. In addition, the Bank opened the Wal-Mart in-store branch office during 1998, also increasing furniture and equipment costs.

------------------------------

Other expenses increased $96,000 or 15.6%, in 1998 which was due to increases in overall general and administrative expenses such as, stationery and printing, postage and telephone costs, accounting and exam related fees and MAC expenses.

The provision for income tax was $115,000 in 1998 compared to $151,000 in 1997. This represents a decrease of $36,000 or 23.8% and is due to an increase in tax exempt income, offset by an overall decrease in taxable income.

Capital Resources
-----------------

The Company's total consolidated stockholders' equity increased $563,000 or 12.5% when compared to total stockholders' equity at December 31, 1997. The increase is primarily a result of a retention of net income of $418,000, net of cash dividends declared to shareholders of $130,000 and an increase of $145,000 in the net unrealized gain on investment securities available for
sale.   Total cash dividends of $.29 per share were paid to stockholders in
1998 compared to $.26 per share in 1997. The resulting dividend payout ratio was 23.7% in 1998 and 22.2% in 1997.

Impact of Inflation and Changing Prices
---------------------------------------

The financial statements and related data have been prepared in accordance with general accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation.

The effects on inflation on the local economy and Tri-State's operating results have been relatively modest for the past several years. However, unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods or services, since such goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of the acceptable performance levels.

Year 2000
---------

As a financial institution holding company, Tri-State is highly dependent upon computers and computer programs and the accuracy of these computer programs is critical to Tri-State's operations. The coming of the year 2000 presents the possibility that the Bank or its customers, suppliers or correspondent banks may be subject to errors caused by computer programs not correctly recognizing the year 2000 and making inaccurate calculations.

The Company has been actively working on the Year 2000 computer problem and has established an overall integral plan to address system-related Year 2000 issues. The plan calls for either the modification to, or replacement of, the Company's business system applications. The Company in conjunction with its vendors, has tested all of its mission critical systems and has required representations from its vendors that the products are or will be Year 2000 compliant. The Company has given Year 2000 activities highest priority throughout 1998 and 1999 and is scheduled to have all major systems ready for the Year 2000 by mid 1999. In addition, the Company has established a contingency and business resumption plan in the unlikely event that the systems tested do not, in fact, operate properly when the year 2000 does
arrive.   The business resumption plan focuses on steps needed to maintain the
Bank's customer accounts, deposit and loans, as well as accounting systems on a manual basis, if needed, to ensure business continuation while systems are being corrected.

--------------------

The ability of the Bank's loan customers to repay their obligations could also be affected by business interruptions caused by Year 2000 data processing problems. The Bank has established and put into place an on-going monitoring system to assess its largest borrowers and their Year 2000 readiness in relation to their ability to repay their obligations to the Bank.

The Company does not anticipate any significant additional costs to ensure Tri-State's readiness for the Year 2000 beyond regularly scheduled software and hardware upgrades. Based upon current estimates, the Company does not expect to incur more than $50,000 (pre-tax) in Year 2000 remediation expenses.