Form 10KSB, Exhibit 13
period 1999-12-31
TRI STATE 1ST BANK INC
filed 2000-03-29
CIK 1010398

Financial Highlights of 1999
     (Dollars in Thousands, Except Per Share Information)

                                      1999              1998                   Change
                                     -------           -------           ---------------------
Balance Sheet Highlights
------------------------
at December 31,
---------------
    Total assets                     $63,456           $58,303           $5,153           8.8%

    Investment securities             22,886            21,657            1,229           5.7

    Loans                             32,586            28,939            3,647          12.6

    Allowance for loan losses            375               340               35          10.3

    Total earning assets              55,653            51,777            3,876           7.5

    Deposits                          53,676            51,349            2,327           4.5

    Stockholders' equity               5,119             5,078               41            .8

For the Year
------------
    Net income                       $   550           $   548           $    2           0.4%

    Net interest income                2,485             2,287              198           8.7

    Cash dividends paid                  142               130               12           9.2

Stockholders' Value (per share) (1)
-----------------------------------
    Basic earnings per share         $  0.97           $  0.97               --            --

    Diluted earnings per share          0.96              0.96               --            --

    Cash dividends paid                 0.25              0.23           $ 0.02           8.7%

    Book value                          8.90              8.99            (0.09)         (1.0)

    Market value                       27.00             26.40             0.60           2.3

Safety and Soundness
--------------------
    Stockholders' equity to
      total assets                      8.07%             8.71%              --          (7.3)%

    Dividends as a percent of
      net income                       25.91             23.67               --           9.5

    Allowance for loan losses
      to total loans                    1.15              1.18               --          (2.5)

    Total capital to risk-weighted
      assets                           17.10             16.64               --           2.8

(1) Adjusted for a five-for-four stock split effective August 25, 1999 and a 10% stock dividend effective June 26, 1998.

SELECTED FINANCIAL DATA
-----------------------

The following tables set forth certain information concerning the consolidated position and certain performance ratios of the Company and its subsidiaries at the dates indicated:

                                              At or for the Year Ended December 31,
                                    ----------------------------------------------------
                                       1999       1998       1997      1996       1995
                                    --------   --------   --------   --------   --------
                                    (Dollars in Thousands, Except Per Share Information)
Balance Sheet Data
Assets                              $ 63,456   $ 58,303   $ 48,326   $ 43,175   $ 38,636
Investment securities                 22,886     21,657     14,985     12,187     10,477
Loans                                 32,586     28,939     26,012     24,052     22,117
Allowance for loan losses                375        340        309        290        266
Deposits                              53,676     51,349     42,904     38,690     34,358
Borrowings                             4,489      1,567        177        279        375
Stockholders' equity                   5,119      5,078      4,515      4,036      3,686

Summary of Operations
Interest income                     $  4,199   $  3,933   $  3,396   $  3,039   $  2,704
Interest expense                       1,714      1,646      1,332      1,223      1,043
                                    --------   --------   --------   --------   --------
Net interest income                    2,485      2,287      2,064      1,816      1,661
Provision for loan losses                 79         54         54         49         68
                                    --------   --------   --------   --------   --------
Net interest income after
   provision for loan losses           2,406      2,233      2,010      1,767      1,593
Other operating income                   549        487        351        349        309
Other operating expense                2,329      2,057      1,685      1,485      1,355
                                    --------   --------   --------   --------   --------
Income before income taxes               626        663        676        631        547
Income taxes                              76        115        151        161        145
                                    --------   --------   --------   --------   --------
Net income                          $    550   $    548   $    525   $    470   $    402
                                    ========   ========   ========   ========   ========
Per Share Data (1)
Basic earnings                      $   0.97   $   0.97   $   0.93   $   0.83   $   0.71
Diluted earnings                        0.96       0.96       0.93       0.83       0.71
Cash dividends declared                 0.25       0.23       0.21       0.18       0.18
Book value                              8.90       8.97       7.98       7.13       6.51
Basic Average shares outstanding     566,726    564,836    564,836    564,836    564,836
Diluted Average shares outstanding   574,962    573,035    564,836    564,836    564,836

Market Information (1)
High                                $  27.00   $  26.40   $  15.84   $  12.24   $  11.43
Low                                    23.25      20.80      11.52      10.80       7.47
At December 31                         27.00      26.40      15.84      12.24      11.43

Selected Financial Ratios
Return on average assets                0.89 %     0.99 %     1.15 %     1.14 %     1.12 %
Return on average equity               10.87      11.38      12.31      12.21      11.54
Average equity to average assets        8.19       8.73       9.35       9.33       9.63
Equity to assets at end of period       8.07       8.71       9.34       9.35       9.54
Non-performing assets to total assets   0.47       0.30       0.21       0.80       1.11
Non-performing loans to total loans     0.85       0.59       0.39       1.44       1.44

(1) Adjusted for a five-for-four stock split effective August 25, 1999, a 10% stock dividend effective June 26, 1998 and 2- for -1 stock splits effective July 9, 1997 and February 22, 1995.

COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION
--------------------------------------------------

Tri-State 1st Bank, Inc.'s common stock is traded on the NASDAQ OTC Bulletin Board under the trade symbol TSEO. The following table presents the quarterly high and low prices as reported by Advest, Inc., a market maker in the Company's common stock and previously the Bank's common stock, for the recent two-year period ended December 31, 1999. Also included in the table are dividends declared per share on the outstanding common stock.


                                                           Cash
Common Stock Price                                       Dividends
-------------------------------------------------        Declared
     1999                 High             Low           Per Share
--------------         ---------        ---------        ----------
First Quarter          $   24.75        $   23.25         $    --
Second Quarter             24.75            23.25            0.12
Third Quarter              27.00            24.75              --
Fourth Quarter             27.00            26.40            0.13
                                                          -------
                                                          $  0.25
                                                          =======
     1998
--------------
First Quarter          $   18.72        $   12.24         $    --
Second Quarter             23.00            23.00            0.11
Third Quarter              25.40            25.40              --
Fourth Quarter             26.40            26.40            0.12
                                                          -------
                                                          $  0.23
                                                          =======

At December 31, 1999, there were 574,940 of common shares issued and outstanding, which were held by approximately 379 shareholders of record.

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

All stock prices and dividends have been restated to reflect a five-for-four stock split effective August 25, 1999 and a 10% stock dividend effective June 26, 1998.

                       REPORT OF INDEPENDENT AUDITORS
                       ------------------------------





Board of Directors and Stockholders
Tri-State 1st Bank, Inc.

We have audited the consolidated balance sheet of Tri-State 1st Bank, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tri-State 1st Bank, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ S.R. Snodgrass, A.C.



Wexford, PA
January 7, 2000



S.R. Snodgrass, A.C.
1000 Stonewood Drive
Suite 200
Wexford, PA  15090-8399
Phone: 724-934-0344
Facsimile: 724-934-0345

                            TRI-STATE 1ST BANK, INC.
                           CONSOLIDATED BALANCE SHEET

                                                                       December 31,
                                                                  1999             1998
                                                             ------------    -------------
ASSETS
     Cash and due from banks                                 $  5,166,857    $   4,319,381
     Interest-bearing deposits with other banks                    80,941           80,356
     Federal funds sold                                           100,000        1,100,000
     Investment securities available for sale                  21,002,377       19,957,516
     Investment securities held to maturity (market value
       of  $1,890,529 and $1,765,465)                           1,883,630        1,699,589
     Loans                                                     32,586,186       28,939,322
                                                             ------------    -------------
     Less allowance for loan losses                               375,280          340,197
              Net loans                                        32,210,906       28,599,125
     Premises and equipment                                     2,099,133        1,850,095
     Accrued interest and other assets                            911,815          697,365
                                                             ------------    -------------
              TOTAL ASSETS                                   $ 63,455,659    $  58,303,427
                                                             ============    =============
LIABILITIES
     Deposits:
          Noninterest-bearing demand                         $  7,801,649    $   8,362,305
          Interest-bearing demand                              12,163,522       12,087,939
          Money market                                          4,636,600        4,598,841
          Savings                                              10,489,604       10,297,040
          Time                                                 18,584,638       16,003,144
                                                             ------------    -------------
              Total deposits                                   53,676,013       51,349,269
     Short-term borrowings                                      4,489,199        1,500,000
     Other borrowings                                                 -             67,311
     Accrued interest and other liabilities                       171,837          309,134
                                                             ------------    -------------
              TOTAL LIABILITIES                                58,337,049       53,225,714
                                                             ------------    -------------
STOCKHOLDERS' EQUITY
     Common stock, no par value; 1,000,000 shares authorized,
       574,940 and 564,836 shares issued and outstanding        4,085,248        3,890,423
     Retained earnings                                          1,397,077          989,510
     Accumulated other comprehensive income (loss)               (363,715)         197,780
                                                             ------------    -------------
              TOTAL STOCKHOLDERS' EQUITY                        5,118,610        5,077,713
                                                             ------------    -------------
              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $ 63,455,659    $  58,303,427
                                                             ============    =============


See accompanying notes to the consolidated financial statements.

                                    TRI-STATE 1ST BANK, INC.
                                CONSOLIDATED STATEMENT OF INCOME


                                                               Year Ended December 31,
                                                              1999              1998
                                                          ------------       ------------
INTEREST INCOME
     Loans, including fees                                $  2,835,038       $  2,655,293
     Interest-bearing deposits with other banks                  3,728              3,547
     Federal funds sold                                        163,228            231,715
     Investment securities:
          Taxable                                              726,004            693,116
          Exempt from federal income tax                       470,391            349,628
                                                          ------------       ------------
              Total interest income                          4,198,389          3,933,299
                                                          ------------       ------------
INTEREST EXPENSE
     Deposits                                                1,607,174          1,581,659
     Short-term borrowings                                     105,232             56,508
     Other borrowings                                            1,169              7,944
                                                          ------------       ------------
              Total interest expense                         1,713,575          1,646,111
                                                          ------------       ------------
NET INTEREST INCOME                                          2,484,814          2,287,188

Provision for loan losses                                       79,200             54,272
                                                          ------------       ------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES          2,405,614          2,232,916
                                                          ------------       ------------
OTHER OPERATING INCOME
     Service fees on deposit accounts                          376,655            302,233
     Investment securities gains (losses)                         (923)             6,141
     Other                                                     173,496            178,993
                                                          ------------       ------------
              Total other operating income                     549,228            487,367
                                                          ------------       ------------
OTHER OPERATING EXPENSE
     Salaries and employee benefits                          1,155,710            971,380
     Occupancy                                                 264,063            209,020
     Furniture and equipment                                   172,311            167,641
     Other                                                     737,087            709,260
                                                          ------------       ------------
              Total other operating expense                  2,329,171          2,057,301
                                                          ------------       ------------
Income before income taxes                                     625,671            662,982
Income taxes                                                    75,608            115,071
                                                          ------------       ------------
NET INCOME                                                $    550,063       $    547,911
                                                          ============       ============

EARNINGS PER SHARE
     Basic                                                $       0.97       $       0.97
     Diluted                                                      0.96               0.96



See accompanying notes to the consolidated financial statements.

                                      TRI-STATE 1ST BANK, INC.
                    CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                 Accumulated
                                                                                    Other
                                             Common            Retained         Comprehensive
                                             Stock             Earnings         Income (Loss)           Total
                                          ------------       ------------       ------------         ------------
Balance, December 31, 1997                $  2,894,500       $  1,567,189       $     53,090         $  4,514,779

Comprehensive income (loss):
  Net income                                                      547,911                                 547,911
  Net unrealized gain on securities,
    net of tax of $74,537                                                            144,690              144,690
                                                                                                     ------------
Total comprehensive income                                                                                692,601

Dividends declared ($.23 per share)                              (129,667)                               (129,667)
Ten percent stock dividend                     995,923           (995,923)
                                          ------------       ------------       ------------         ------------
Balance, December 31, 1998                   3,890,423            989,510            197,780            5,077,713

Comprehensive income (loss):
  Net income                                                      550,063                                 550,063
  Net unrealized loss on securities,
    net of tax benefit of $289,255                                                  (561,495)            (561,495)
                                                                                                     ------------
Total comprehensive loss                                                                                  (11,432)

Dividends declared ($.25 per share)
  including cash paid in lieu of
  fractional shares                                              (142,496)                               (142,496)
Common stock issued, net of
  issuance costs                               140,577                                                    140,577
Stock options exercised                         54,248                                                     54,248
                                          ------------       ------------       ------------         ------------
Balance, December 31, 1999                $  4,085,248       $  1,397,077       $   (363,715)        $  5,118,610
                                          ============       ============       ============         ============

                                                                      1999                  1998
                                                              ----------------       ---------------
Components of other comprehensive income (loss):
  Change in net unrealized (loss) gain on
    investment securities held for sale                       $       (562,104)      $       148,743
  Realized losses (gains) included in net
    income, net of tax                                                     609                (4,053)
                                                              ----------------       ---------------
Total                                                         $       (561,495)      $       144,690
                                                              ================       ===============


See accompanying notes to the consolidated financial statements.

                                            TRI-STATE 1ST BANK, INC.
                                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                  Year Ended December 31,
                                                                                1999                 1998
                                                                           --------------       ---------------
OPERATING ACTIVITIES
     Net income                                                            $      550,063       $       547,911
     Adjustments to reconcile net income to net cash provided
       by operating activities:
        Provision for loan losses                                                  79,200                54,272
        Depreciation and amortization, net                                        187,894               101,725
        Investment securities losses (gains)                                          923                (6,141)
        Deferred income taxes                                                      23,104                21,134
        Increase in accrued interest receivable                                   (58,948)             (146,110)
        Increase (decrease) in accrued interest payable                             2,716                (1,579)
        Other                                                                     (34,580)              (35,311)
                                                                           --------------       ---------------
              Net cash provided by operating activities                           750,372               535,901
                                                                           --------------       ---------------
INVESTING ACTIVITIES
     Investment securities available for sale:
        Proceeds from sales                                                       315,572               600,179
        Proceeds from principal repayments and maturities                       4,088,521             4,990,211
        Purchases of securities                                                (6,305,724)          (12,228,271)
     Investment securities held to maturity:
        Proceeds from principal repayments and maturities                         215,959               197,633
        Purchase of securities                                                   (400,000)                  -
     Net increase in loans                                                     (3,695,133)           (2,908,056)
     Purchase of premises and equipment                                          (422,467)             (577,746)
                                                                           --------------       ---------------
              Net cash used for investing activities                           (6,203,272)           (9,926,050)
                                                                           --------------       ---------------
FINANCING ACTIVITIES
     Net increase in deposits                                                   2,326,744             8,445,722
     Net increase in short-term borrowings                                      2,989,199             1,000,000
     Principal payments on other borrowings                                       (67,311)             (109,472)
     Common stock issued                                                          194,825                   -
     Cash dividends paid, including cash paid in lieu of
        fractional shares                                                        (142,496)             (129,667)
                                                                           --------------       ---------------
              Net cash provided by financing activities                         5,300,961             9,206,583
                                                                           --------------       ---------------
              Decrease in cash and cash equivalents                              (151,939)             (183,566)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                  5,499,737             5,683,303
                                                                           --------------       ---------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $    5,347,798       $     5,499,737
                                                                           ==============       ===============





See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANK, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND BASIS OF PRESENTATION
----------------------------------------------

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Tri-State 1st Bank, Inc. (the "Company") is an Ohio corporation organized as the holding company of the 1st National Community Bank (the "Bank"), and Gateminder Corporation ("Gateminder"). The Bank is a national banking association headquartered in East Liverpool, Ohio. The Bank's principal sources of revenue emanate from its commercial, commercial mortgage, residential real estate, consumer loan financing, and its investment securities portfolio as well as a variety of deposit services offered to its customers through six offices which are located in the tri-state area. On April 14, 1999, Gateminder Corporation was incorporated under the laws of the state of Ohio as a wholly-owned non-bank subsidiary of the Company. Headquartered in East Liverpool, Ohio, Gateminder was established by the Company to provide non-banking services to businesses with automated teller machines ("ATM"). Gateminder sells ATM machines and provides the means for processing the transactions for businesses. Gateminder commenced operations on June 25, 1999.

The Company's principal assets are represented by its ownership of the Bank and Gateminder. The Company and Gateminder are supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

The consolidated financial statements of the Company include its wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary on the parent company financial statements is carried at the Company's equity position in the underlying net assets of each entity. The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

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

Impaired loans are commercial and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate such loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap.
The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired provided the loan is not of a commercial or commercial real estate classification. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans secured by one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances concerning the loan, the credit worthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

PREMISES AND EQUIPMENT
----------------------

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

INTANGIBLE ASSET
----------------

The intangible asset consists exclusively of a core deposit acquisition premium. This core deposit acquisition premium, which was developed based upon a specific core deposit life study, is amortized using the straight-line method over eight years. Annual assessments of carrying value and remaining amortization periods are made to determine possible carrying value impairment and appropriate adjustments as deemed necessary. This asset is a component of other assets on the consolidated balance sheet.

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

EARNINGS PER SHARE
------------------

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options, warrants, and convertible securities are adjusted in the denominator.

EMPLOYEE BENEFITS
-----------------

Employee benefits include contributions to a defined contribution Section 401(k) plan covering eligible employees. Limited matching contributions are made for participating employees subject to plan criteria. In addition, an elective contribution is made annually at the discretion of the Board of Directors.

STOCK OPTIONS
-------------

The Company maintains a stock option plan for the directors, officers, and key employees. When the exercise price of the Company's stock options is greater than or equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the Company's financial statements. Pro forma net income and earnings per share are presented to reflect the impact of the stock option plan assuming compensation expense had been recognized based on the fair value of the stock options granted under the plan.

INCOME TAXES
------------

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which such assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, these assets and liabilities are adjusted through the provision for income taxes.

COMPREHENSIVE INCOME
--------------------

The Company is required to present comprehensive income and its components in a full set of general purpose financial statements for all periods presented. The Company's other comprehensive income is comprised exclusively of the net unrealized gains and losses attributable to its investment securities available for sale. The Company has elected to report the effects of comprehensive income as a part of the Consolidated Statement of Changes in Stockholders' Equity.

CASH FLOW INFORMATION

The Company has defined cash and cash equivalents as those amounts included in the balance sheet captions Cash and due from banks, Interest-bearing deposits with other banks, and Federal funds sold. Cash payments for interest expense in 1999 and 1998 were $1,710,859 and $1,647,690, respectively. Cash payments for income taxes in 1999 and 1998 were $41,055 and $157,816, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging
Activities   Deferral of the Effective Date of FASB Statement No. 133."  The
Statement provides accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring the recognition of those items as assets or liabilities in the statement of financial position, recorded at fair value. Statement No. 133, precludes a held to maturity security from being designated as a hedged item; however, at the date of initial application of this Statement, an entity is permitted to transfer any held to maturity security into the available for sale or trading categories. The unrealized holding gain or loss on such transferred securities shall be reported consistent with the requirements of Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Such transfers do not raise an issue regarding an entity's intent to hold other debt securities to maturity in the future. This Statement applies prospectively for all fiscal quarters of all years beginning after June 15, 2000. Earlier adoption is permitted for any fiscal quarter that begins after the issue date of this Statement.

2.     EARNINGS PER SHARE

There are no convertible securities which would effect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

                                             1999               1998
                                           --------           --------
Weighted-average common shares
  outstanding used to calculate
  basic earnings per share                  566,726            564,836

Additional common stock equivalents
  (stock options) used to calculate
  diluted earnings per share                  8,236              8,199
                                           --------           --------
Weighted-average common shares and
  common stock equivalents used to
  calculate diluted earnings per share      574,962            573,035
                                           ========           ========

3.     STOCK SPLIT

On August 25, 1999, the Board of Directors approved a five-for-four stock split. Total average shares outstanding and all per share amounts included in the consolidated financial statements are based on the increased number of shares giving retroactive effect to the stock split.

4.     INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities available for sale are as follows:

                                                                    1999
                                                          Gross              Gross            Estimated
                                     Amortized         Unrealized          Unrealized           Market
                                       Cost               Gains              Losses              Value
                                  -------------       -------------       -------------       -------------
U.S. Treasury securities and
  other U.S. Government
  agency securities               $  12,051,428       $         -         $    (316,747)      $  11,734,681
Obligations of states and
  political subdivisions              8,961,256              17,924            (246,529)          8,732,651
Mortgage-backed securities              265,227                 -                (5,732)            259,495
                                  -------------       -------------       -------------       -------------
     Total debt securities           21,277,911              17,924            (569,008)         20,726,827
Equity securities                       275,550                 -                   -               275,550
                                  -------------       -------------       -------------       -------------
Total                             $  21,553,461       $      17,924       $    (569,008)      $  21,002,377
                                  =============       =============       =============       =============

                                                                    1998
                                                          Gross              Gross            Estimated
                                     Amortized         Unrealized          Unrealized           Market
                                       Cost               Gains              Losses              Value
                                  -------------       -------------       -------------       -------------
U.S. Treasury securities and
  other U.S. Government
  agency securities               $  11,792,785       $      65,966       $      (7,110)      $  11,851,641
Obligations of states and
  political subdivisions              7,273,717             242,080              (3,053)          7,512,744
Mortgage-backed securities              354,396               1,983                (198)            356,181
                                  -------------       -------------       -------------       -------------
     Total debt securities           19,420,898             310,029             (10,361)         19,720,566

Equity securities                       236,950                 -                   -               236,950
                                  -------------       -------------       -------------       -------------
Total                             $  19,657,848       $     310,029       $     (10,361)      $  19,957,516
                                  =============       =============       =============       =============

The amortized cost and estimated market value of investment securities held to maturity are as follows:

                                                                    1999
                                                          Gross              Gross            Estimated
                                     Amortized         Unrealized          Unrealized           Market
                                       Cost               Gains              Losses              Value
                                  -------------       -------------       -------------       -------------
Obligations of states and
  political subdivisions          $   1,743,940       $      10,474       $      (2,913)      $   1,751,501
Mortgage-backed securities              139,690                 578              (1,240)            139,028
                                  -------------       -------------       -------------       -------------
Total                             $   1,883,630       $      11,052       $      (4,153)      $   1,890,529
                                  =============       =============       =============       =============

                                                                    1999
                                                          Gross              Gross            Estimated
                                     Amortized         Unrealized          Unrealized           Market
                                       Cost               Gains              Losses              Value
                                  -------------       -------------       -------------       -------------
Obligations of states and
  political subdivisions          $   1,498,790       $      62,854       $        -          $   1,561,644
Mortgage-backed securities              200,799               3,022                -                203,821
                                  -------------       -------------       -------------       -------------
Total                             $   1,699,589       $      65,876       $        -          $   1,765,465
                                  =============       =============       =============       =============

The amortized cost and estimated market value of debt securities by contractual maturity at December 31, 1999 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                         AVAILABLE FOR SALE                   HELD TO MATURITY
                                 --------------------------------     ---------------------------------
                                                      Estimated                            Estimated
                                    Amortized           Market           Amortized           Market
                                      Cost              Value              Cost              Value
                                 -------------      -------------      -------------      -------------
Due in one year or less          $   2,399,633      $   2,394,603      $     257,752      $     257,769
Due after one year through
  five years                        11,108,620         10,800,669            493,391            490,845
Due after five years through
  ten years                          7,618,642          7,384,896          1,117,384          1,126,661
Due after ten years                    151,016            146,659             15,103             15,254
                                 -------------      -------------      -------------      -------------
Total                            $  21,277,911      $  20,726,827      $   1,883,630      $   1,890,529
                                 =============      =============      =============      =============

Proceeds from the sales of securities available for sale and the gross realized gains and losses for the years ended December 31, 1999 and 1998 were as follows:

                                           1999           1998
                                      ----------       ----------
Proceeds from sales                   $  315,572       $  600,179
Gross realized gains                         -              6,141
Gross realized losses                        923              -

Investment securities with an amortized cost of $8,301,549 and $5,550,039 and an estimated market value of $8,082,177 and $5,559,221 were pledged to secure public deposits, securities sold under agreements to repurchase, and other purposes as required by law at December 31, 1999 and 1998, respectively.

5.     LOANS

Major classifications of loans are summarized as follows:

                                       1999          1998
                                 -------------     -------------
Commercial and agricultural      $   6,942,333     $   4,449,554
Real estate mortgages:
     Residential                    16,181,827        13,476,313
     Construction                      611,849               -
     Commercial                      4,030,742         6,772,323
Consumer                             4,819,435         4,241,132
                                 -------------     -------------
                                    32,586,186        28,939,322
Less allowance for loan losses         375,280           340,197
                                 -------------     -------------
   Net loans                     $  32,210,906     $  28,599,125
                                 =============     =============

The Company grants consumer, commercial, and mortgage loans to customers throughout its trade area that encompasses the immediate Tri-State area of East Liverpool, Ohio. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their loan agreements is dependent upon the economic stability of the tri-state area.

Non-performing loans are comprised of commercial, mortgage, and consumer loans which are on a nonaccrual basis, or contractually past due 90 days or more as to interest or principal payment but are not nonaccrual status because they are well secured or in process of collection. The Company had non-performing loans of $275,704 and $178,727 as of December 31, 1999 and 1998, respectively. The Company had no impaired loans at December 31, 1999 or 1998.

As of December 31, 1999, aggregate loans of $60,000 or more extended to officers, directors, and related affiliates or associates were $685,402. A summary of activity during the year is as follows:

                                               Amount
             1998           Additions         Collected          1999
         -----------       -----------       -----------       -----------
         $   677,392       $   410,982       $   402,972       $   685,402

6.     ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the years ended December 31, 1999 and 1998 are as follows:

                                           1999              1998
                                       -----------       -----------
Balance, January 1                     $   340,197       $   309,015
Add:
     Provision charged to operations        79,200            54,272
     Recoveries                             13,705            15,029
Less loans charged off                      57,822            38,119
                                       -----------       -----------
Balance, December 31                   $   375,280       $   340,197
                                       ===========       ===========

7.     PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows at December 31:

                                            1999                1998
                                       -------------       -------------
Land and improvements                  $     327,665       $     318,560
Buildings and improvements                 1,542,537           1,278,481
Leasehold improvements                       240,204             238,310
Furniture, fixtures, and equipment         1,082,422             935,010
                                       -------------       -------------
                                           3,192,828           2,770,361
Less accumulated depreciation              1,093,695             920,266
                                       -------------       -------------
Total                                  $   2,099,133       $   1,850,095

                                       =============       =============

Depreciation and amortization charged to operations was $173,429 in 1999 and $149,776 in 1998.

8.     DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $5,877,236 and $3,009,473 at December 31, 1999 and 1998, respectively.

Maturities on time deposits of $100,000 or more are as follows at December 31:

                                   1999
                           ----------------
Three months or less       $      3,821,782
Three to twelve months            1,630,606
Over one year                       424,848
                           ----------------
Total                      $      5,877,236
                           ================

9.     SHORT-TERM BORROWINGS

Short-term borrowings consist of federal funds purchased, securities sold under agreement to repurchase, and FHLB adjustable rate borrowings with terms of 30 days or less.

The outstanding balances and related information for short-term borrowings are summarized as follows:

                                             1999                              1998
                              ---------------------------        ---------------------------
                                  Amount            Rate            Amount            Rate
                              -------------       -------        -------------       -------
Balance at year-end           $   4,489,199        5.30 %        $   1,500,000        3.64 %
Average balance outstanding
  during the year                 2,594,539        4.06              1,278,461        4.42
Maximum amount outstanding
  at any month-end                4,489,199                          1,500,000

The Bank has a line of credit with a borrowing limit of approximately $2.0 million with the Federal Home Loan Bank of Cincinnati ("FHLB") as of December 31, 1999. This credit line is subject to annual renewal and incurs no service charges. Outstanding borrowings on this line are collateralized by a blanket security agreement on qualifying residential mortgage loans and the Bank's investment in stock of the FHLB. There were no borrowings outstanding on this line of credit for the years ended December 31, 1999 or 1998.

10.     OTHER EXPENSES

The following is an analysis of other expenses:

                                                   1999                  1998
                                              --------------       ---------------
Stationery, printing, and supplies            $      139,701       $       121,557
State franchise tax                                   69,000                64,318
Postage                                               67,993                60,930
Advertising and public relations                      51,668                45,441
Other                                                408,725               417,014
                                              --------------       ---------------
Total                                         $      737,087       $       709,260
                                              ==============       ===============

11.     INCOME TAXES

The provision for income taxes consists of:

                                               1999                  1998
                                          --------------       ---------------
     Current                              $       52,504       $        93,937
     Deferred                                     23,104                21,134
                                          --------------       ---------------
          Total                           $       75,608       $       115,071
                                          ==============       ===============

The components of the net deferred tax liability are as follows at December 31:

                                                1999                 1998
                                           --------------       ---------------
Deferred tax assets:
     Net unrealized loss on securities     $      187,368       $            -
     Provision for loan losses                    116,135                99,956
     Other                                          6,318                 3,596
                                           --------------       ---------------
        Gross deferred tax assets                 309,821               103,552
                                           --------------       ---------------
Deferred tax liabilities:
     Net unrealized gain on securities                -                 101,887
     Depreciation                                  25,584                18,243
     Accrual to cash conversion                    98,248                75,463
     Other                                         42,652                30,773
                                           --------------       ---------------
        Gross deferred tax liabilities            166,484               226,366
                                           --------------       ---------------
        Net deferred tax liability         $      143,337       $      (122,814)
                                           ==============       ===============

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

                                            1999                        1998
                               -------------------------      ------------------------
                                                  % of                          % of
                                                 Pre-tax                      Pre-tax
                                   Amount        Income          Amount        Income
                               -------------     -------      ------------     -------
Provision at statutory rate    $     212,728      34.0 %      $    225,414      34.0 %
Effect of tax-free income           (154,271)    (24.7)           (105,070)    (15.8)
Other                                 17,151       2.7              (5,273)     (0.8)
                               -------------     -------      ------------     -------
Actual tax expense and
  effective rate               $      75,608      12.0 %      $    115,071      17.4 %
                               =============     =======      ============     =======

12.     EMPLOYEE BENEFITS

SAVINGS PLAN
------------

The Bank maintains a trusteed Section 401(k) plan for all eligible employees. The Bank makes matching contributions for eligible employees of 25 percent of the employee contributions annually, to a maximum of 12 percent of base salary. The Bank also makes discretionary contributions as determined annually by the Board of Directors. The Bank's total contribution to this plan was $29,136 in 1999 and $15,698 in 1998.

ESOP
----

The Company maintains an Employee Stock Ownership Plan ("ESOP") covering substantially all employees and officers. The Trustee has discretionary authority to purchase shares of common stock of the Company in the open market. The amount of the contribution to the ESOP is at the discretion of the Board of Directors with benefits vesting over a seven-year period. Contributions totaling $6,900 and $6,500 were recorded during 1999 and 1998, respectively. The Trustee held 4,292 and 3,434 shares of the Company's common stock at December 31, 1999 and 1998, respectively.

STOCK OPTION PLAN
-----------------

The Company maintains a stock option plan for officers and nonemployee directors. A total of 68,750 shares of authorized but unissued common stock were reserved for issuance under the plan. At December 31, 1999, 13,400 shares are available for future grant. The stock options typically have expiration terms of five or ten years, subject to certain extensions and early terminations and are fully vested on the grant date. The per share exercise price of a stock option granted shall, at a minimum, equal the fair market value of a share of common stock on the date the option is granted. Proceeds from the exercise of the stock are credited to common stock.

-----------------

The following table presents share data related to the outstanding options:

                                                   Officers' and                    Weighted-
                                                     Employees'    Directors'        average
                                                       Stock         Stock           Exercise
                                                      Options       Options           Price
                                                     ---------      --------        ----------

Outstanding and excercisable at December 31, 1997      13,062        10,313         $   15.27

     Granted                                           11,000         8,750             22.40
     Exercised                                            -             -                  -
     Forfeited                                         (1,375)          -               15.27
                                                     ---------      -------

Outstanding and excercisable at December 31, 1998       22,687       19,063         $   18.64


     Granted                                             7,650        5,950             26.40
     Exercised                                          (2,968)         -               18.27
     Forfeited                                             -            -                  -
                                                     ---------      -------
Outstanding and excercisable at December 31, 1999       27,369       25,013         $   20.68
                                                     =========      =======

The following table summarizes the characteristics of stock options outstanding at December 31, 1999:

                                      Outstanding and Exercisable
                     -------------------------------------------------------
                                                                      Average
                                                    Average          Exercise
                  Exercise Price    Shares            Life             Price
                     -------------------------------------------------------
                     $  15.27       20,282            2.62            $15.27
                     $  22.40       18,500            3.62            $22.40
                     $  26.40       13,600            9.65            $26.40
                                   -------
                        Total       52,382


The Company accounts for its stock option plans under provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Under this Opinion, no compensation expense has been recognized with respect to the plans because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date.

For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option pricing model. The model requires the use of subjective assumptions which can materially effect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions for grants in 1999 and 1998: (1) expected dividend yields were two percent; (2) risk-free interest rates ranging from 4.34 percent to 6.68 percent; (3) expected volatility of 5.00 percent; and (4) expected lives of options of five and ten years.

-----------------

Had compensation expense for the stock option plans been recognized in accordance with the fair-value accounting provisions of SFAS No. 123, "Accounting for Stock-based Compensation," net income applicable to common stock, basic and diluted net income per common share for the years ended December 31, 1999 and 1998, would have been as follows:

                                                1999                 1998
                                           --------------      --------------
Net income applicable to common stock:
     As reported                           $      550,063      $      547,911
     Pro forma                                    474,369             473,229
Basic net income per common share:
     As reported                           $         0.97      $         0.97
     Pro forma                                       0.84                0.84
Diluted net income per common share:
     As reported                           $         0.96      $         0.96
     Pro forma                                       0.83                0.82

13.     COMMITMENTS

In the normal course of business, the Company makes various commitments not reflected in the accompanying consolidated financial statements. The Company offers such products to enable its customers to meet their financing objectives. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Company's exposure to credit loss is represented by the contractual amounts as disclosed below. Losses, if any, are charged to the allowance for loan losses. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval, review procedures, and collateral requirements as deemed necessary.

The off-balance sheet commitments were comprised of the following at December 31:

                                            1999                    1998
                                      ----------------       -----------------
Commitments to extend credit          $      4,634,143       $       4,804,106
Standby letters of credit                      159,109                 173,372


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

14.     FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values at December 31, of the Company's financial instruments are as follows:

                                                  1999                                 1998
                                    -------------------------------       -------------------------------
                                      Carrying             Fair             Carrying            Fair
                                        Value              Value             Value              Value
                                    ------------       ------------       ------------       ------------
Financial assets:
Cash and due from banks,
  interest-bearing deposits with
  with other banks, and federal
  funds sold                        $  5,347,798       $  5,347,798       $  5,499,737       $  5,499,737
Investment securities                 22,886,007         22,892,906         21,657,105         21,722,981
Net loans                             32,210,906         31,908,906         28,599,125         29,858,000
Accrued interest receivable              475,320            475,320            358,904            358,904
                                    ------------       ------------       ------------       ------------
        Total                       $ 60,920,031       $ 60,624,930       $ 56,114,871       $ 57,439,622
                                    ============       ============       ============       ============
Financial liabilities:
Deposits                            $ 53,676,013       $ 53,618,013       $ 51,349,269       $ 51,556,000
Short-term borrowings                  4,489,199          4,489,199          1,500,000          1,500,000
Other borrowings                             -                  -               67,311             67,311
Accrued interest payable                  74,931             74,931             55,402             55,402
                                    ------------       ------------       ------------       ------------
        Total                       $ 58,240,143       $ 58,182,143       $ 52,971,982       $ 53,178,713
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

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

CASH AND DUE FROM BANKS, INTEREST-BEARING DEPOSITS WITH OTHER BANKS, FEDERAL
----------------------------------------------------------------------------
FUNDS SOLD, ACCRUED INTEREST RECEIVABLE, SHORT-TERM BORROWINGS, AND ACCRUED
---------------------------------------------------------------------------
INTEREST PAYABLE
----------------

The fair value is equal to the current carrying value.

INVESTMENT SECURITIES
---------------------

The fair value of investment securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

LOANS, DEPOSITS, AND OTHER BORROWINGS
-------------------------------------

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and constructs discount rates that consider reinvestment opportunities, operating expenses, noninterest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts which are due within 30 days are valued at the amount payable as of year-end. Fair values for time deposits and other borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and notes of similar remaining maturities.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT
----------------------------------------------------------

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

15.     REGULATORY MATTERS

CASH AND DUE FROM BANKS
-----------------------

The district Federal Reserve Bank requires the Bank to maintain certain reserve balances. As of December 31, 1999 and 1998, the Bank had required reserves of $536,000 and $552,000, respectively, comprised of vault cash and a depository amount held with the Federal Reserve Bank.

LOANS
-----

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank's capital.

DIVIDENDS
---------
The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by a national bank. Prior approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits, as defined for the year, combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Using this formula, the amount available for payment of dividends by the Bank to the Company in 2000, without approval of the Comptroller, will be limited to $864,000, plus 2000 net profits retained up to the date of the dividend declaration.

CAPITAL REQUIREMENTS
--------------------

Federal regulations require the Company to maintain minimum amounts of capital. Specifically, the Company and the Bank are required to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average total assets. Management believes, as of December 31, 1999, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," respectively, it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 1999 and 1998, the FDIC categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively.

The capital position of the Company does not materially differ from the Bank's; therefore, the following table sets forth the Company's capital position and minimum requirements as of December 31:

                                            1999                           1998
                                ------------------------       -------------------------
                                   Amount         Ratio           Amount         Ratio
                                ------------     -------       ------------     --------
Total Capital
  (to Risk-weighted Assets)
---------------------------
Actual                          $  5,761,434      17.10 %      $  5,106,895      16.64 %
For Capital Adequacy Purposes      2,695,040       8.00           2,455,680       8.00
To Be Well Capitalized             3,368,800      10.00           3,069,600      10.00

Tier I Capital
  (to Risk-weighted Assets)
---------------------------
Actual                          $  5,386,154      15.99 %      $  4,766,698      15.53 %
For Capital Adequacy Purposes      1,347,520       4.00           1,227,840       4.00
To Be Well Capitalized             2,021,280       6.00           1,841,760       6.00

Tier I Capital
  (to Average Assets)
---------------------
Actual                          $  5,386,154       8.46 %      $  4,766,698       8.19 %
For Capital Adequacy Purposes      2,546,120       4.00           2,329,200       4.00
To Be Well Capitalized             3,182,650       5.00           2,911,500       5.00

16.     COMMON STOCK OFFERING

On September 23, 1999, the Board of Directors approved the offering of the Company's common stock to existing shareholders and the public. The offering began on December 14, 1999, after receiving approval from the Securities and Exchange Commission. Total shares being offered is 148,110 at a price of $27 per share. The offering will be closed at the direction of the Board of Directors at any time after January 13, 2000, and on or prior to February 14, 2000, unless extended by the Company for an additional 90 days. As of December 31, 1999, net proceeds from stock issued to that date amounted to $140,577. The Company used these proceeds for additional capitalization of the Bank.

17.     PARENT COMPANY

Following are condensed financial statements for the parent company:

                             CONDENSED BALANCE SHEET

                                                           December 31,
                                                      1999                1998
                                                 -------------       -------------
ASSETS
   Cash                                          $      18,855       $       8,800
   Investment in subsidiaries                        5,082,910           5,041,638
   Other assets                                         16,845              27,824
                                                 -------------       -------------
     TOTAL ASSETS                                $   5,118,610       $   5,078,262
                                                 =============       =============
TOTAL LIABILITIES                                $         -         $         549

STOCKHOLDERS' EQUITY                                 5,118,610           5,077,713
                                                 -------------       -------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $   5,118,610       $   5,078,262
                                                 =============       =============

                            CONDENSED STATEMENT OF INCOME

                                                                                 December 31,
                                                                          1999                 1998
                                                                    -------------       -------------
INCOME
   Dividends from subsidiary bank                                   $     121,812       $     131,620

EXPENSES                                                                   11,396              16,643
                                                                    -------------       -------------
   Income before income taxes                                             110,416             114,977
   Income tax benefit                                                      (3,875)             (5,700)
                                                                    -------------       -------------
   Income before equity in undistributed earnings of subsidiaries         114,291             120,677
   Equity in undistributed earnings of subsidiaries                       435,772             427,234
                                                                    -------------       -------------
NET INCOME                                                          $     550,063       $     547,911
                                                                    =============       =============

                              CONDENSED STATEMENT OF CASH FLOWS

                                                                                December 31,
                                                                         1999                1998
                                                                    -------------       -------------
OPERATING ACTIVITIES
   Net income                                                       $     550,063       $     547,911
   Adjustment to reconcile net income to net cash
     provided by operating activities:
       Equity in undistributed earnings of subsidiaries                  (435,772)           (427,234)
       Other, net                                                          10,435              17,790
                                                                    -------------       -------------
            Net cash provided by operating activities                     124,726             138,467
                                                                    -------------       -------------
FINANCING ACTIVITIES
   Cash dividends paid, including cash paid in lieu of
     fractional shares                                                   (142,496)           (129,667)
   Capital contribution to banking subsidiary                            (150,000)                -
   Capital contribution to service corporation subsidiary                 (17,000)                -
   Common stock issued                                                    194,825                 -
                                                                    -------------       -------------
            Net cash used for financing activities                       (114,671)           (129,667)
                                                                    -------------       -------------
            Net increase in cash                                           10,055               8,800

CASH AT BEGINNING OF PERIOD                                                 8,800                 -
                                                                    -------------       -------------
CASH AT END OF PERIOD                                               $      18,855       $       8,800
                                                                    =============       =============

                                                         22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is Management's discussion and analysis of the financial condition and results of operations of Tri-State 1st Bank, Inc. for the years ended December 31, 1999 and 1998. The discussion should be read in conjunction with the consolidated financial statements and notes thereto and the summary financial information included elsewhere in this annual report.

Business
--------

Tri-State 1st Bank, Inc. (the "Company") is an Ohio Corporation organized as the parent company of 1st National Community Bank (the "Bank"), and Gateminder Corporation ("Gateminder"). The Company was formed in April 1996, and controls all of the capital stock of the Bank, a national banking association and Gateminder Corporation, an Ohio corporation. The company is a bank holding company, which, under existing laws, is restricted to activities generally relating to banking. The Company's primary regulator is the Board of Governors of the Federal Reserve System.

The Bank was chartered as a national banking association in June 1987, headquartered near East Liverpool, Ohio. Business is conducted through six full-service banking offices located throughout the tri-state area of Columbiana County, Ohio, Hancock County, West Virginia and Beaver County, Pennsylvania. The Bank operates as a community bank, offering a variety of financial services to meet the needs of its market area. Services include: accepting demand and time deposits from the general public and together with borrowings and other funds, using the proceeds to originate secured and unsecured commercial and consumer loans and provide construction and mortgage loans, as well as home equity and personal lines of credit. In addition, funds are also used to purchase investment securities. The Bank's deposits are insured to the legal maximum amount by the Federal Deposit Insurance Corporation.

Gateminder Corporation was incorporated in April 1999, under the laws of the state of Ohio as a wholly owned non-bank subsidiary of the Company. Headquartered in East Liverpool, Ohio, Gateminder provides non-bank activities for Automated Teller Machines ("ATM"). The non-bank subsidiary sells ATM machines to businesses and merchants that operate ATMs at their place of business and provides the means for processing the ATM transactions that are generated at the merchants ATM Machine.

The Company's results of operations are primarily dependent on the operations of the Bank. The Bank's results of operations are primarily dependent on its net interest income, which is the difference between interest earned on its loans and investment securities portfolio and other interest earning assets, and its cost of funds consisting of interest expense paid on its deposits and other borrowings. Net interest income is also affected by the relative amounts of interest earning assets and liabilities. Net income of the Bank is also impacted by its provision for loan losses, as well as other operating income and expenses. Earnings of the Bank are also impacted by general local economic, competitive and regulatory conditions, particularly changes in market interest, and actions of regulatory agencies.

Management Strategy
-------------------

The Company's philosophy is to provide personal community banking services through strategic office locations that offer customer friendly hours and a variety of loan and deposit products tailored to fit the needs of its customers.

The lending strategy of the Bank has historically focused on the origination and retention of real estate commercial mortgages, one-to-four family mortgage loans and, to a lessor extent, working capital commercial loans (in the form of credit lines and term notes), personal loans, automobile loans and home equity loans.

-------------------------------

The Bank attempts to manage the interest rates it pays on deposits, while maintaining a stable to growing deposit base by providing convenient and quality service at competitive rates to its customers. Historically, the Bank has relied upon its customer deposit base as its primary source of funds but has from time to time borrowed "other funds" through credit arrangements with the Federal Home Loan Bank of Cincinnati ("FHLB"), the use of repurchase agreements with its business customers and federal funds purchased.

The Bank monitors its interest rate sensitivity through an asset/liability management program. The goal of this program is to manage the relationship between interest-earning assets and interest-bearing liabilities to minimize the fluctuations in net interest spread and achieve constant growth in net interest income during periods of changing interest rates.

Summary of Financial Condition
------------------------------

The consolidated assets of Tri-State 1st Bank were $63,456,000 at December 31, 1999, an increase of $5,152,000 or 8.8% over assets at December 31, 1998. Total asset growth for 1999 was achieved through a 12.6% increase in the Bank's loan portfolio that was funded by deposit and short-term borrowing increases during the same period. Total earning assets, which principally include loans, investment securities and federal funds sold equaled $55,653,000 at December 31, 1999, an increase of $3,876,000 or 7.5% over total earning assets at December 31, 1998. The composition of earning assets changed slightly from 1998 to 1999, with loans and securities comprising 58.6% and 41.1% of earning assets, respectively, in 1999 compared to 55.9% and 41.8%, respectively, at year-end 1998.

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

The investment securities available for sale portfolio serves a primary role in the overall context of balance sheet management by the Company. The decision to purchase or sell securities is based upon the current assessment of economic and financial conditions, including the interest rate environment and other on and off-balance sheet positions. The investment securities available for sale portfolio was $21,002,000 at December 31, 1999 compared to $19,958,000 at December 31, 1998, an increase of $1,045,000 or 5.2%.

Investment securities held to maturity increased $184,000 or 10.8% in 1999 when compared to the prior year. This increase was attributable to a $400,000 security purchased in 1999 offset by scheduled maturities and principal repayments.

Loans
-----

Loans grew 12.6% in 1999, increasing to $32,586,000 at December 31, 1999 from $28,939,000 at prior end of year. Total loans originated for 1999 were $15.2 million, offset by pay-downs and payoffs. The reason for the strong loan growth in 1999 was due, in part, to an overall increase in loan demand from a strong local and national economy and the successful efforts in generating new lending business within the Bank's market area through a Business Development Program.

Deposits
--------

Deposits continue to be 1st National Community Bank's primary source for funding its earning assets. The Bank offers a wide variety of products designed to attract and retain its customers. Total deposits increased $2,327,000 or 4.5% when compared to total deposits at December 31, 1998. Demand deposit accounts decreased by $485,000 or 2.4% while savings and money market accounts increased $193,000 or 1.9% and $38,000 or .82%, respectively. The Company's growth occurred mostly in time deposits, which increased $2,581,000 or 16.1%.

Borrowings
----------

From time to time the company uses various funding sources other than deposits to provide the funds necessary for the loan and investment securities portfolios. Total borrowings at December 31, 1999 consisted of securities sold under repurchase agreements and advances with the Federal Home Loan Bank of Cincinnati.

Securities sold under repurchase agreements are collateralized borrowing agreements whereby the Bank agrees to sell certain bank owned investment securities to business customers of the bank. The exact same securities are then returned to the Bank upon maturity of the agreement. Total securities sold under repurchase agreements increased $989,000 or 65.9% in 1999 as a result of increases in the amounts of current agreements outstanding as well as additional new agreements.

Advances with the Federal Home Loan Bank of Cincinnati increased by $1,933,000 in 1999 due to two additional advances in the amount of $1 million each offset by the maturity of $67,000 in two other advances during the same period.

Summary of Earnings
-------------------

The Company's 1999 net income was $550,000, increasing by $2,000, or .39%, from 1998's net income of $548,000. On a per share basis net income for 1999 was unchanged from 1998 at $0.97 and $0.96 per basic and diluted earnings per share, respectively. The minimal increase in net income for 1999 was a result of increases in net interest income and noninterest income, offset by increases in noninterest expenses.

Interest Income
---------------

Interest income on loans increased $180,000 or 6.8% during 1999 when compared to 1998. This increase was a result of a $3,016,000 or 11.1% increase in the average loan balance outstanding during the 1999 period offset by a decrease on the yield earned.

Interest income on federal funds sold decreased $68,000 or 29.6% during 1999 when compared to 1998 as a result of a $913,000 or 21.2% decrease in the average balance outstanding during the 1999 period as well as a decrease on the yield earned.

Interest income earned on investment securities increased in 1999 by $154,000 or 14.7% from 1998. This increase was a result of an increase of $4,023,000 or 21.9% in the average balance outstanding offset by a decrease in the yield earned on the investment portfolio.

Interest Expense
----------------

Interest expense on deposits for 1999 increased $26,000 or 1.6% over 1998's interest expense due to a $5,123,000 or 12.5% increase in total average interest-bearing deposits outstanding in 1999 offset by a decrease in the cost of funds paid on these deposits during the same period.

----------------------------

Interest expense on total borrowings increased $42,000 or 65.1% in 1999 when compared to 1998. This increase was due to an increase of $1,224,000 or 87.6% in the average balance of borrowed funds outstanding, offset by a decrease in the rate paid on these funds.

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

Net interest income for 1999 totaled $2,485,000, an increase of $198,000, or 8.7%, over 1998. The increase in net interest income was the result of an increase in the Company's average earning assets offset by a decrease on the yield earned on these assets, offset by lessor increases in the average balance and cost of funds on interest-bearing liabilities.

Average Balances and Average Yields
-----------------------------------

The following table sets forth certain information relating to the Company's consolidated average balance sheets and statements of income for the years ended December 31, 1999 and 1998, and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods shown.

                                                                 For the Year Ended
                                       -----------------------------------------------------------------------
                                                         1999                                1998
                                       ---------------------------------   -----------------------------------
                                                                 Average                              Average
                                         Average                  Yield/      Average                  Yield/
                                         Balance       Interest    Rate       Balance       Interest    Rate
                                       -----------    ----------  -------   -----------    ----------  -------
Interest-earning assets:
  Federal funds sold                   $ 3,397,335   $   166,956   4.91 %   $ 4,310,739   $   235,262   5.46 %
  Taxable investment securities         12,529,282       726,004   5.79 %    11,215,192       693,116   6.18 %
  Non taxable investment
      securities (2)                     9,863,058       712,714   7.23 %     7,153,918       529,739   7.40 %
  Loans (1)(2)                          30,154,209     2,845,451   9.44 %    27,137,753     2,655,293   9.78 %
                                       -----------    ----------  -------   -----------    ----------  -------
    Total interest-earning assets       55,943,884     4,451,125   7.96 %    49,817,602     4,113,410   8.26 %
                                                      ----------                           ----------
Noninterest-earning assets               5,872,733                            5,339,074
                                       -----------                          -----------
     Total assets                      $61,816,617                          $55,156,676
                                       ===========                          ===========
Interest-bearing liabilities:
  Interest bearing demand              $12,368,312       309,114   2.50 %   $10,418,043       291,579   2.80 %
  Money market accounts                  4,795,725       130,959   2.73 %     4,917,706       143,090   2.91 %
  Savings deposits                      10,811,109       269,397   2.49 %     9,809,517       286,792   2.92 %
  Time deposits                         18,062,780       897,704   4.97 %    15,766,396       860,698   5.46 %
  Short-term borrowings                  2,594,539       105,232   4.06 %     1,278,461        56,508   4.42 %
  Other borrowings                          26,245         1,169   4.45 %       118,440         7,944   6.71 %
                                       -----------    ----------  -------   -----------    ----------  -------
    Total interest-bearing liabilities  48,658,710     1,713,575   3.52 %    42,308,563     1,646,611   3.89 %
                                                      ----------                           ----------
Noninterest-bearing liabilities          8,096,042                            8,032,615
Stockholders' equity                     5,061,865                            4,815,498
                                        ----------                           ----------
     Total liabilities and
        stockholders' equity           $61,816,617                          $55,156,676
                                       ===========                          ===========
Net earning assets                     $ 7,285,174                          $ 7,509,039
                                       ===========                          ===========
Net interest income                                  $ 2,737,550                           $ 2,466,799
                                                     ===========                           ===========
Net interest spread (3)                                            4.44 %                              4.37 %
                                                                  =======                             =======
Net interest margin (4)                                            4.89 %                              4.95 %
                                                                  =======                             =======

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

Rate/Volume Analysis
--------------------

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume) and (iii) the changes attributable to the combined impact of volume and rate. The change in interest rate due to both rate and volume in the rate/volume analysis table have been allocated to changes due to rate and volume in proportion to the absolute amounts of the changes in each.

                                             For the Year Ended December 31,                     For the Year Ended December 31,
                                                     1999 vs. 1998                                       1998 vs. 1997
                                        --------------------------------------------      ------------------------------------------
                                               Increase (Decrease) Due to:                   Increase (Decrease) Due to:
                                        --------------------------------------------      --------------------------------
                                                                         Total                                     Total
                                                                        Increase                                 Increase
                                          Volume          Rate        (Decrease)       Volume        Rate       (Decrease)
                                        ----------    -----------    -----------    ----------    ----------    ----------
Interest-earning assets:
Federal funds sold                      $  (46,217)   $   (22,089)   $   (68,306)   $   99,211    $   (1,227)   $   97,984
  Taxable investment securities             68,344        (35,456)        32,888       184,434        (8,819)      175,615
  Nontaxable investment securities (1)     195,450        (12,475)       182,975       179,302        (5,531)      173,771
  Loans (1)                                279,291        (89,133)       190,158       170,356       (22,594)      147,762
                                        ----------    -----------    -----------    ----------    ----------    ----------
     Total interest-earning assets         496,868       (159,153)       337,715       633,303       (38,171)      595,132
                                        ----------    -----------    -----------    ----------    ----------    ----------
Interest-bearing liabilities:
   Interest-bearing demand                  36,353        (18,818)        17,535        66,609         4,946        71,555
   Money market accounts                    (3,486)        (8,645)       (12,131)         (610)       (3,936)       (4,546)
   Savings deposits                         36,552        (53,947)       (17,395)       39,982        (7,251)       32,731
   Time deposits                            87,122        (50,116)        37,006       159,003        16,465       175,468
   Short-term borrowings                    52,526         (3,802)        48,724        45,087          (166)       44,921
   Other borrowings                         (4,285)        (2,490)        (6,775)       (7,111)          (22)       (7,133)
                                        ----------    -----------    -----------    ----------    ----------    ----------
     Total interest-bearing liabilities    204,782       (137,818)        66,964       302,960        10,036       312,996
                                        ----------    -----------    -----------    ----------    ----------    ----------

Net change in net interest income       $  292,086    $   (21,335)   $   270,751    $  330,343    $  (48,207)   $  282,136
                                        ==========    ===========    ===========     ==========   ==========    ==========

(1) Computed on a tax equivalent basis using a 34% federal income tax rate.

Provision and Allowance for Loan Losses
---------------------------------------

The current expense reflecting expected credit losses is referred to as the provision for loan losses on the consolidated statements of income. Actual losses on loans are charged against the allowance for loan losses, which is a reserve built up on the consolidated balance sheet. The Company's policy is to charge-off loans when, in Management's opinion, the collection of loan principal is in doubt. All loans charged-off are subject to continuous review and concerted efforts are made to maximize the recovery of charged-off loans. In order to determine the adequacy of the allowance for loan losses, Management considers the risk classification of loans, delinquency trends, charge-off experience, credit concentrations, economic conditions, and other relevant factors. The allowance is maintained at a level determined according to established methodologies by charging the provision to operations.

The provision for loan losses charged to operations in 1999 was $79,000,
compared to $54,000 charged in 1998.   Actual losses, net of recoveries, were
$44,000 in 1998, and $23,000 in 1998. Net charge-offs as a percentage of the balance of the allowance for loan losses at the beginning of the year was 13.0% and 7.5% in 1999 and 1998, respectively. The amount of the provision for both periods was based on such factors as the increase in the balance of the loan portfolio outstanding and Management's ongoing analysis of the adequacy of the allowance for loan losses.

The Company's allowance for loan losses increased at year-end 1999 to $375,000 from $340,000 at December 31,1998. At December 31, 1999 the allowance represented 1.15% of loans compared to 1.18% at year-end 1998. The Company believes that the allowance for loan losses at December 31, 1999 of $375,000 is adequate to cover losses inherent in the portfolio as of such date. However, there can be no assurance that the Company will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 1999.

Other Operating Income
----------------------

Total other operating income increased $62,000 or 12.7% in 1999 compared to 1998. Service fees on deposit accounts increased $74,000 or 24.6% and related to the increase in the number of deposit accounts serviced by the bank and to a lessor extent, an increase in service fees charged to customers. Net gains or losses from the sale of securities decreased in 1999 as a result of the sale of $316,000 in investment securities available for sale at a net loss of $1,000 compared to a gross profit of $6,000 in 1998 from the sale of $600,000 in securities.

Other Operating Expense
-----------------------

Total salary and employee benefits increased $184,000 or 19.0% in 1999. Salaries and wages increased $149,000 or 17.7% primarily due to the hiring of additional personnel throughout 1999, and to a lessor extent, normal merit increases relating to existing employees. Total full-time equivalent employees increased 17% in 1999 as a result of increased staffing level needs and the opening of the new Midland branch. Total employee benefit costs also increased in 1999 with much of the increase stemming from increased health insurance costs.

Net occupancy expense increased $55,000 or 26.3% in 1999 due to increased costs associated with the expansion of the bank's branch office network. In March, construction was completed on an annex building for the Company's Corporate Offices. The Midland branch office was opened in November and in late 1998, the Wal-Mart in-store branch was opened.

Other expenses increased $28,000 or 3.9%, in 1999 which was due to increases in overall general and administrative expenses such as, stationery and printing, postage and telephone costs and MAC expenses.

The provision for income tax was $76,000 in 1999 compared to $115,000 in 1998. This represents a decrease of $39,000 or 34.3% which is due to an increase in tax exempt income and an overall decrease in taxable income.

Capital Resources
-----------------

The Company's total consolidated stockholders' equity increased $41,000 or
 .81% when compared to total stockholders' equity at December 31, 1998. The increase is primarily a result of net income of $550,000 earned, less cash dividends declared to shareholders of $142,000 and net proceeds received of $141,000 from common shares issued, offset by a decrease of $561,000 in the accumulated other comprehensive income (loss) on investment securities available for sale.

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

The effects of inflation on the local economy and Tri-State's operating results have been relatively modest for the past several years. However, unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods or services, since such goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of the acceptable performance levels.