Form 10KSB, Exhibit 13
period 2000-12-31
TRI STATE 1ST BANK INC
filed 2001-03-22
CIK 1010398

                                                                      Exhibit 13


SELECTED FINANCIAL DATA


The following tables set forth certain information concerning the consolidated position and certain performance ratios of the company and its subsidiaries at the dates indicated:

                                                                At or for the Year Ended December 31,
                                            ----------------------------------------------------------------------------------
                                              2000              1999               1998              1997               1996
                                            --------          --------           --------          --------           --------
                                                                       (Dollars in Thousands, Except Per Share Information)
BALANCE SHEET DATA
    Assets                                  $ 69,892          $ 63,456           $ 58,303          $ 48,326           $ 43,175
    Investment securities                     22,863            22,886             21,657            14,985             12,187
    Loans                                     39,236            32,586             28,939            26,012             24,052
    Allowance for loan losses                    448               375                340               309                290
    Deposits                                  55,601            53,676             51,349            42,904             38,690
    Borrowings                                 5,487             4,489              1,567               177                279
    Stockholders' equity                       8,495             5,119              5,078             4,515              4,036

SUMMARY OF OPERATIONS
    Interest income                         $  5,012          $  4,199           $  3,933          $  3,396           $  3,039
    Interest expense                           1,998             1,714              1,646             1,332              1,223
                                            --------          --------           --------          --------           --------
    Net interest income                        3,014             2,485              2,287             2,064              1,816
    Provision for loan losses                    129                79                 54                54                 49
                                            --------          --------           --------          --------           --------
    Net interest income after
       provision for loan losses               2,885             2,406              2,233             2,010              1,767
    Other operating income                       662               549                487               351                349
    Other operating expense                    2,761             2,329              2,057             1,685              1,485
                                            --------          --------           --------          --------           --------
    Income before income taxes                   786               626                663               676                631
    Income taxes                                 113                76                115               151                161
                                            --------          --------           --------          --------           --------
    Net income                              $    673          $    550           $    548          $    525           $    470
                                            ========          ========           ========          ========           ========

PER SHARE DATA (1)
    Basic earnings                          $   1.02          $   0.97           $   0.97          $   0.93           $   0.83
    Diluted earnings                            1.00              0.96               0.96              0.93               0.83
    Cash dividends declared                     0.28              0.25               0.23              0.21               0.18
    Book value                                 12.73              8.90               8.97              7.98               7.13
    Basic Average shares outstanding         661,327           566,726            564,836           564,836            564,836
    Diluted Average shares outstanding       670,338           574,962            573,035           564,836            564,836

MARKET INFORMATION (1)
    High                                    $  30.00            $27.00           $  26.40          $  15.84           $  12.24
    Low                                        22.00             23.25              20.80             11.52              10.80
    At December 31                             24.00             27.00              26.40             15.84              12.24

SELECTED FINANCIAL RATIOS
    Return on average assets                    0.97%             0.89%              0.99%             1.15%              1.14%
    Return on average equity                    9.07             10.87              11.38             12.31              12.21
    Average equity to average assets           10.69              8.19               8.73              9.35               9.33
    Equity to assets at end of period          12.15              8.07               8.71              9.34               9.35
    Non-performing assets to total assets       0.27              0.47               0.30              0.21               0.80
    Non-performing loans to total loans         0.49              0.85               0.59              0.39               1.44



(1) Adjusted for a five-for-four stock split effective August 25, 1999, a 10% stock dividend effective June 26, 1998 and a 2-for-1 stock split effective July 9, 1997.

COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION

Tri-State 1st Bank, Inc.'s common stock is traded on the NASDAQ OTC Bulletin Board under the trade symbol TSEO. The following table presents the quarterly high and low prices as reported by Advest, Inc., a market maker in the company's common stock and previously the bank's common stock, for the recent two-year period ended December 31, 2000. Also included in the table are dividends declared per share on the outstanding common stock.

                                                                     Cash
                         Common Stock Price                        Dividends
        ----------------------------------------------------       Declared
                2000                     High         Low          Per Share
        -------------------------     ----------------------       ---------
        First Quarter                   $30.00       $22.00          $  --
        Second Quarter                   28.50        22.00           0.14
        Third Quarter                    28.00        24.00           0.07
        Fourth Quarter                   27.00        23.75           0.07
                                                                     -----
                                                                     $0.28
                                                                     =====

                1999
        -------------------------
        First Quarter                   $24.75       $23.25          $  --
        Second Quarter                   24.75        23.25           0.12
        Third Quarter                    27.00        24.75             --
        Fourth Quarter                   27.00        26.40           0.13
                                                                     -----
                                                                     $0.25
                                                                     =====


At December 31, 2000, there were 667,313 of common shares issued and outstanding, which were held by approximately 531 shareholders of record.

The company's ability to pay dividends to shareholders may be dependent upon the receipt of dividends from the bank. The bank may not declare or pay dividends on its common stock if such payment will cause its regulatory capital to be reduced below minimum requirements imposed by OCC regulations. The company is also subject to certain regulatory restrictions imposed by the Federal Reserve Board on the payment of dividends to its shareholders.

All stock prices and dividends have been restated to reflect a five-for-four stock split effective August 25, 1999.

                         REPORT OF INDEPENDENT AUDITORS






Board of Directors and Stockholders
Tri-State 1st Bank, Inc.

We have audited the consolidated balance sheet of Tri-State 1st Bank, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tri-State 1st Bank, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ S. R. SNODGRASS, A.C.

Wexford, PA
February 9, 2001



S.R. Snodgrass, A.C.
1000 Stonewood Drive
Suite 200
Wexford, PA 15090-8399
Phone: 724-934-0344
Facsimile: 724-934-0345

                            TRI-STATE 1ST BANK, INC.
                           CONSOLIDATED BALANCE SHEET


                                                                               December 31,
                                                                         2000                1999
                                                                     ------------        ------------
ASSETS
     Cash and due from banks                                         $  3,476,407        $  5,166,857
     Interest-bearing deposits with other banks                            65,857              80,941
     Federal funds sold                                                 1,350,000             100,000
                                                                     ------------        ------------
         Cash and cash equivalents                                      4,892,264           5,347,798
     Investment securities available for sale                          21,317,815          21,002,377
     Investment securities held to maturity (market value
       of $1,582,312 and $1,890,529)                                    1,545,382           1,883,630
     Loans                                                             39,236,019          32,586,186
     Less allowance for loan losses                                       447,914             375,280
                                                                     ------------        ------------
         Net loans                                                     38,788,105          32,210,906
     Premises and equipment                                             2,583,872           2,099,133
     Accrued interest and other assets                                    764,960             911,815
                                                                     ------------        ------------

         TOTAL ASSETS                                                $ 69,892,398        $ 63,455,659
                                                                     ============        ============

LIABILITIES
     Deposits:
        Noninterest-bearing demand                                   $  8,560,439        $  7,801,649
        Interest-bearing demand                                        13,029,949          12,163,522
        Money market                                                    3,596,426           4,636,600
        Savings                                                        10,658,297          10,489,604
        Time                                                           19,755,942          18,584,638
                                                                     ------------        ------------
         Total deposits                                                55,601,053          53,676,013
     Short-term borrowings                                              5,486,532           4,489,199
     Accrued interest and other liabilities                               310,305             171,837
                                                                     ------------        ------------
         TOTAL LIABILITIES                                             61,397,890          58,337,049
                                                                     ------------        ------------

STOCKHOLDERS' EQUITY
     Common stock, no par value; 1,000,000 shares authorized,
        667,313 and 574,940 shares issued and outstanding               6,570,686           4,085,248
     Retained earnings                                                  1,883,370           1,397,077
     Accumulated other comprehensive income (loss)                         40,452            (363,715)
                                                                     ------------        ------------
         TOTAL STOCKHOLDERS' EQUITY                                     8,494,508           5,118,610
                                                                     ------------        ------------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $ 69,892,398        $ 63,455,659
                                                                     ============        ============


See accompanying notes to the consolidated financial statements.

                            TRI-STATE 1ST BANK, INC.
                        CONSOLIDATED STATEMENT OF INCOME

                                                            Year Ended December 31,
                                                           2000                1999
                                                        -----------         -----------
INTEREST INCOME
     Loans, including fees                              $ 3,489,189         $ 2,835,038
     Interest-bearing deposits with other banks               3,402               3,728
     Federal funds sold                                     182,999             163,228
     Investment securities:
         Taxable                                            825,265             726,004
         Exempt from federal income tax                     511,492             470,391
                                                        -----------         -----------
                   Total interest income                  5,012,347           4,198,389
                                                        -----------         -----------

INTEREST EXPENSE
     Deposits                                             1,717,757           1,607,174
     Short-term borrowings                                  280,103             105,232
     Other borrowings                                            --               1,169
                                                        -----------         -----------
                   Total interest expense                 1,997,860           1,713,575
                                                        -----------         -----------

NET INTEREST INCOME                                       3,014,487           2,484,814

Provision for loan losses                                   129,200              79,200
                                                        -----------         -----------

NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES                              2,885,287           2,405,614
                                                        -----------         -----------

OTHER OPERATING INCOME
     Service fees on deposit accounts                       492,741             376,655
     Investment securities losses                           (37,379)               (923)
     Other                                                  206,611             173,496
                                                        -----------         -----------
                   Total other operating income             661,973             549,228
                                                        -----------         -----------

OTHER OPERATING EXPENSE
     Salaries and employee benefits                       1,365,066           1,155,710
     Occupancy                                              286,924             264,063
     Furniture and equipment                                176,741             172,311
     Other                                                  931,986             737,087
                                                        -----------         -----------
                   Total other operating expense          2,760,717           2,329,171
                                                        -----------         -----------

Income before income taxes                                  786,543             625,671
Income taxes                                                113,400              75,608
                                                        -----------         -----------

NET INCOME                                              $   673,143         $   550,063
                                                        ===========         ===========

EARNINGS PER SHARE
     Basic                                              $      1.02         $      0.97
     Diluted                                                   1.00                0.96


See accompanying notes to the consolidated financial statements.

                            TRI-STATE 1ST BANK, INC.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                      Accumulated
                                                                                         Other
                                                   Common            Retained        Comprehensive
                                                    Stock            Earnings        Income (Loss)         Total
                                                  ----------        ----------       -------------      ----------
Balance, December 31, 1998                        $3,890,423        $  989,510         $ 197,780        $5,077,713

Comprehensive loss:
Net income                                                             550,063                             550,063
Net unrealized loss on securities,
  net of tax benefit of $289,255                                                        (561,495)         (561,495)
                                                                                                        ----------
Total comprehensive loss                                                                                   (11,432)

Dividends declared ($0.25 per share)
  including cash paid in lieu of
  fractional shares                                                   (142,496)                           (142,496)
Common stock issued, net of
  issuance costs                                     140,577                                               140,577
Stock options exercised                               54,248                                                54,248
                                                  ----------        ----------         ---------        ----------

Balance, December 31, 1999                         4,085,248         1,397,077          (363,715)        5,118,610

Comprehensive income:
Net income                                                             673,143                             673,143
Net unrealized gain on securities,
  net of taxes of $208,207                                                               404,167           404,167
                                                                                                        ----------
Total comprehensive income                                                                               1,077,310

Dividends declared ($0.28 per share)                                  (186,850)                           (186,850)
Common stock issued, net of
  issuance costs                                   2,485,438                                             2,485,438
                                                  ----------        ----------         ---------        ----------

Balance, December 31, 2000                        $6,570,686        $1,883,370         $  40,452        $8,494,508
                                                  ==========        ==========         =========        ==========

                                                                                          2000             1999
                                                                                       ---------        ----------
Components of other comprehensive income (loss):
  Change in net unrealized gain (loss) on
    investment securities available for sale                                           $ 379,497        $ (562,104)
  Realized losses included in net
    income, net of tax benefit of $12,709 and $314                                        24,670               609
                                                                                       ---------        ----------

Total                                                                                  $ 404,167        $ (561,495)
                                                                                       =========        ==========


See accompanying notes to the consolidated financial statements.

                            TRI-STATE 1ST BANK, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                          Year Ended December 31,
                                                                         2000                1999
                                                                     -----------         -----------
OPERATING ACTIVITIES
     Net income                                                      $   673,143         $   550,063
     Adjustments to reconcile net income to net cash provided
       by operating activities:
        Provision for loan losses                                        129,200              79,200
        Depreciation and amortization, net                               248,640             187,894
        Investment securities losses                                      37,379                 923
        Deferred income taxes                                             33,145              23,104
        Increase in accrued interest receivable                          (94,935)            (58,948)
        Increase in accrued interest payable                               7,733               2,716
        Other                                                            113,583             (34,580)
                                                                     -----------         -----------

         Net cash provided by operating activities                     1,147,888             750,372
                                                                     -----------         -----------

INVESTING ACTIVITIES
     Investment securities available for sale:
        Proceeds from sales                                            1,151,062             315,572
        Proceeds from principal repayments and maturities              2,477,874           4,088,521
        Purchases of securities                                       (3,380,723)         (6,305,724)
     Investment securities held to maturity:
        Proceeds from principal repayments and maturities                339,053             215,959
        Purchases of securities                                               --            (400,000)
     Net increase in loans                                            (6,754,519)         (3,695,133)
     Purchase of premises and equipment                                 (674,720)           (422,467)
     Proceeds from sale of real estate owned                              17,590                  --
                                                                     -----------         -----------

         Net cash used for investing activities                       (6,824,383)         (6,203,272)
                                                                     -----------         -----------

FINANCING ACTIVITIES
     Net increase in deposits                                          1,925,040           2,326,744
     Net increase in short-term borrowings                               997,333           2,989,199
     Principal payments on other borrowings                                   --             (67,311)
     Net proceeds from issuance of common stock                        2,485,438             194,825
     Cash dividends paid, including cash paid in lieu of
        fractional shares                                               (186,850)           (142,496)
                                                                     -----------         -----------

         Net cash provided by financing activities                     5,220,961           5,300,961
                                                                     -----------         -----------

         Decrease in cash and cash equivalents                          (455,534)           (151,939)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                         5,347,798           5,499,737
                                                                     -----------         -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                             $ 4,892,264         $ 5,347,798
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

                            TRI-STATE 1ST BANK, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Tri-State 1st Bank, Inc. (the "Company") is an Ohio corporation organized as the holding company of the 1st National Community Bank (the "Bank"), and Gateminder Corporation ("Gateminder"). The Bank is a national banking association headquartered in East Liverpool, Ohio. The Bank's principal sources of revenue emanate from its commercial, commercial mortgage, residential real estate, consumer loan financing, and its investment securities portfolio as well as a variety of deposit services offered to its customers through six branch offices and one loan production office which are located in the tri-state area. On April 14, 1999, Gateminder Corporation was incorporated under the laws of the State of Ohio as a wholly-owned non-bank subsidiary of the Company. Headquartered in East Liverpool, Ohio, Gateminder was established by the Company to provide non-banking services to business with automated teller machines ("ATM"). Gateminder sells ATM machines and provides the means for processing transactions for businesses. Gateminder commenced operations on June 25, 1999.

The Company's principal assets are represented by its ownership of the Bank and Gateminder. The Company and Gateminder are supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

The consolidated financial statements of the Company include its wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation. The investment in subsidiaries on the parent company financial statements is carried at the Company's equity position in the underlying net assets of each entity. The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

INVESTMENT SECURITIES

Investment securities are classified at the time of purchase, based on management's abilities and intention, as securities held to maturity or available for sale. Debt securities acquired with the ability and intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using the interest method, and recognized as adjustments of interest income. All other debt securities have been classified as available for sale to serve principally for liquidity purposes. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank and the Federal Reserve Bank represents ownership in institutions that are wholly-owned by other financial institutions. These equity securities are accounted for at cost and are classified as equity securities available for sale.

LOANS

Loans are reported at their principal amount, net of the allowance for loan losses. Interest on all loans is recognized as income when earned on the accrual method. The Company's general policy is to stop accruing interest on loans when it is determined that reasonable doubt exists as to the collectibility of additional interest. Interest received on nonaccrual loans is recorded as income or applied against principal according to manage-ment's judgment as to the collectibility of principal.

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

EMPLOYEE BENEFITS

Employee benefits include contributions to a defined contribution Section 401(k) plan covering eligible employees. Limited matching contributions are made for participating employees subject to plan criteria. In addition, an elective contribution is made annually at the discretion of the Board of Directors. The Company also maintains an Employee Stock Ownership Plan ("ESOP") covering substantially all employees and officers. The amount of the contribution to the ESOP is at discretion of the Board of Directors.

STOCK OPTIONS

The Company maintains a stock option plan for the Directors, officers, and key employees. When the exercise price of the Company's stock options is greater than or equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the Company's financial statements. Pro forma net income and earnings per share are disclosed to reflect the impact of the stock option plan assuming compensation expense had been recognized based on the fair value of the stock options granted under the plan in the accom-panying notes to the financial statements.

INCOME TAXES

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

CASH FLOW INFORMATION

The Company has defined cash and cash equivalents as those amounts included in the balance sheet captions Cash and due from banks, Interest-bearing deposits with other banks, and Federal funds sold. Cash payments for interest expense in 2000 and 1999 were $1,990,127 and $1,710,859, respectively. Cash (receipts) payments for income taxes in 2000 and 1999 were $(21,091) and $41,055, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133), as amended by Financial Accounting Standards Board Statement No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities-Deferral of the Effective Date of Statement No. 133" (Statement No. 138), is effective in 2001, and requires measuring and recording the change in fair value of derivative instruments. Statement No. 133 is not expected to materially affect the Company's financial position or results of operations.

In September 2000, the FASB issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement replaces FASB Statement No. 125 and provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings based on a control-oriented "financial-components" approach. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The provisions of Statement No. 140 are effective for transactions occurring after March 31, 2001. This Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization trans-actions and collateral for fiscal years ending after December 15, 2000. The adoption of the provisions of Statement No. 140 is not expected to have a material impact on the Company's financial position or results of operations.

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

                                                2000           1999
                                               -------        -------

Weighted average common shares
   outstanding used to calculate
   basic earnings per share                    661,327        566,726

Additional common stock equivalents
   (stock options) used to calculate
   diluted earnings per share                    9,011          8,236
                                               -------        -------

Weighted average common shares and
   common stock equivalents used to
   calculate diluted earnings per share        670,338        574,962
                                               =======        =======

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

4. INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities available for sale are as follows:

                                                                   2000
                                    ---------------------------------------------------------------------
                                                          Gross             Gross              Estimated
                                     Amortized         Unrealized         Unrealized             Market
                                        Cost              Gains             Losses                Value
                                    -----------        -----------        -----------         -----------
U.S. Treasury securities and
  other U.S. Government
  agency securities                 $12,733,759        $    60,857        $   (61,162)        $12,733,454

Obligations of states and
  political subdivisions              8,016,435             90,038            (27,996)          8,078,477
Mortgage-backed securities              187,180                184               (630)            186,734
                                    -----------        -----------        -----------         -----------
     Total debt securities           20,937,374            151,079            (89,788)         20,998,665

Equity securities                       319,150                 --                 --             319,150
                                    -----------        -----------        -----------         -----------

Total                               $21,256,524        $   151,079        $   (89,788)        $21,317,815
                                    ===========        ===========        ===========         ===========

                                                                   1999
                                    ---------------------------------------------------------------------
                                                          Gross             Gross              Estimated
                                     Amortized         Unrealized         Unrealized             Market
                                        Cost              Gains             Losses                Value
                                    -----------        -----------        -----------         -----------
U.S. Treasury securities and
  other U.S. Government
  agency securities                 $12,051,428        $        --        $  (316,747)        $11,734,681
Obligations of states and
  political subdivisions              8,961,256             17,924           (246,529)          8,732,651
Mortgage-backed securities              265,227                 --             (5,732)            259,495
                                    -----------        -----------        -----------         -----------
     Total debt securities           21,277,911             17,924           (569,008)         20,726,827

Equity securities                       275,550                 --                 --             275,550
                                    -----------        -----------        -----------         -----------

Total                               $21,553,461        $    17,924        $  (569,008)        $21,002,377
                                    ===========        ===========        ===========         ===========

The amortized cost and estimated market value of investment securities held to maturity are as follows:

                                                                   2000
                                    ---------------------------------------------------------------------
                                                          Gross             Gross              Estimated
                                     Amortized         Unrealized         Unrealized             Market
                                        Cost              Gains             Losses                Value
                                    -----------        -----------        -----------         -----------
Obligations of states and
  political subdivisions            $ 1,453,684        $    36,399        $      (264)        $ 1,489,819
Mortgage-backed securities               91,698                851                (56)             92,493
                                    -----------        -----------        -----------         -----------

Total                               $ 1,545,382        $    37,250        $      (320)        $ 1,582,312
                                    ===========        ===========        ===========         ===========

                                                            1999
                                  -----------------------------------------------------------
                                                     Gross         Gross           Estimated
                                   Amortized      Unrealized     Unrealized          Market
                                     Cost            Gains         Losses            Value
                                  ----------      ----------     ----------        ----------
Obligations of states and
  political subdivisions          $1,743,940        $10,474        $(2,913)        $1,751,501
Mortgage-backed securities           139,690            578         (1,240)           139,028
                                  ----------        -------        -------         ----------

Total                             $1,883,630         11,052         (4,153)         1,890,529
                                  ==========        =======        =======         ==========


The amortized cost and estimated market value of debt securities by contractual maturity at December 31, 2000 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                          AVAILABLE FOR SALE                   HELD TO MATURITY
                                    ------------------------------        ----------------------------
                                                        Estimated                           Estimated
                                     Amortized            Market          Amortized           Market
                                       Cost               Value              Cost             Value
                                    -----------        -----------        ----------        ----------
Due in one year or less             $ 1,653,101        $ 1,649,998        $  152,293        $  152,594
Due after one year through
  five years                         13,594,061         13,613,822           298,051           299,001
Due after five years through
  ten years                           5,398,074          5,435,820         1,082,929         1,118,309
Due after ten years                     292,138            299,025            12,109            12,408
                                    -----------        -----------        ----------        ----------

Total                               $20,937,374        $20,998,665        $1,545,382        $1,582,312
                                    ===========        ===========        ==========        ==========

Proceeds from the sales of securities available for sale and the gross realized losses for the years ended December 31, were as follows:

                                2000             1999
                             ----------        --------
Proceeds from sales          $1,151,062        $315,572
Gross realized losses            37,379             923


Investment securities with an amortized cost of $11,060,970 and $8,301,549 and an estimated market value of $11,049,541 and $8,082,177, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and other purposes as required by law at December 31, 2000 and 1999.

5.      LOANS

Major classifications of loans are summarized as follows:

                                         2000               1999
                                      -----------        -----------
Commercial and agricultural           $12,667,468        $ 6,942,333

Real estate mortgages:
     Residential                       17,757,042         16,181,827
     Construction                              --            611,849
     Commercial                         3,489,968          4,030,742
Consumer                                5,321,541          4,819,435
                                      -----------        -----------
                                       39,236,019         32,586,186
Less allowance for loan losses            447,914            375,280
                                      -----------        -----------

   Net loans                          $38,788,105        $32,210,906
                                      ===========        ===========


The Company grants consumer, commercial, and mortgage loans to customers throughout its trade area that encompasses the immediate tri-state area of East Liverpool, Ohio. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their loan agreements is dependent upon the economic stability of the tri-state area.

Non-performing loans are comprised of commercial, mortgage, and consumer loans which are on a nonaccrual basis, or contractually past due 90 days or more as to interest or principal payment but are not on nonaccrual status because they are well secured or in process of collection. The Company had non-performing loans of $192,060 and $275,704 as of December 31, 2000 and 1999, respectively. The Company had no impaired loans at December 31, 2000 or 1999.

As of December 31, 2000, aggregate loans of $60,000 or more extended to officers, Directors, and related affiliates or associates were $1,783,208. A summary of activity during the year is as follows:

                                                Amount
          1999             Additions           Collected            2000
        --------          ----------           ---------         ----------
        $685,402          $1,280,379            $182,573         $1,783,208


6. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the years ended December 31, are as follows:

                                              2000            1999
                                            --------        --------
Balance, January 1                          $375,280        $340,197
Add:
     Provision charged to operations         129,200          79,200
     Recoveries                               63,514          13,705
Less loans charged off                       120,080          57,822
                                            --------        --------

Balance, December 31                        $447,914        $375,280
                                            ========        ========

7. PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows at December 31:

                                             2000              1999
                                          ----------        ----------
Land and improvements                     $  397,980        $  327,665
Buildings and improvements                 1,552,656         1,542,537
Leasehold improvements                       241,704           240,204
Furniture, fixtures, and equipment         1,255,750         1,082,422
Construction in-progress                     407,011                --
                                          ----------        ----------
                                           3,855,101         3,192,828
Less accumulated depreciation              1,271,229         1,093,695
                                          ----------        ----------

Total                                     $2,583,872        $2,099,133
                                          ==========        ==========


Construction in-progress represents the costs incurred to date for two new branch offices of the Bank, with anticipated completion dates in 2001. Depreciation and amortization charged to operations was $189,981 in 2000 and $173,429 in 1999.

8. DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $4,814,373 and $5,877,236 at December 31, 2000 and 1999, respectively.

Maturities on time deposits of $100,000 or more are as follows at December 31, 2000:

Within three months                             $2,291,695
Beyond three but within six months                 938,823
Beyond six but within twelve months                528,715
Beyond one year                                  1,055,140
                                                ----------

Total                                           $4,814,373
                                                ==========


9.   SHORT-TERM BORROWINGS

Short-term borrowings can consist of federal funds purchased, securities sold under agreement to repurchase, and FHLB adjustable rate borrowings with terms of 30 days or less.

The outstanding balances and related information for short-term borrowings are summarized as follows:

                                              2000                              1999
                                      ---------------------             --------------------
                                        Amount         Rate               Amount        Rate
                                      ----------       ----             ----------      ----
Balance at year-end                   $5,486,532       5.37%            $4,489,199      5.30%
Average balance outstanding
   during the year                     5,320,419       5.26              2,594,539      4.06
Maximum amount outstanding
   at any month-end                    6,953,070                         4,489,199

At December 31, 2000, short-term borrowings consisted exclusively of securities sold under agreement to repurchase to one customer.

The Bank also has a line of credit with a borrowing limit of approximately $12.4 million with the Federal Home Loan Bank of Cincinnati ("FHLB") as of December 31, 2000. This credit line is subject to annual renewal and incurs no service charges. Outstanding borrowings on this line are collateralized by a blanket security agreement on qualified residential mortgage loans and the Bank's investment in stock of the FHLB. There were no significant borrowings outstanding on this line of credit for the years ended December 31, 2000 or 1999.

10. OTHER EXPENSES

The following is an analysis of other expenses:

                                                    2000            1999
                                                  --------        --------
Stationery, printing, and supplies                $145,240        $139,701
State franchise tax                                 68,000          69,000
Postage                                             79,285          67,993
ATM and debit card processing and supplies          62,222          55,226
Advertising and public relations                    58,413          51,668
Other                                              518,826         353,499
                                                  --------        --------

Total                                             $931,986        $737,087
                                                  ========        ========

11. INCOME TAXES

The provision for income taxes consists of:

                                                    2000            1999
                                                  --------        -------
Current                                           $ 80,255        $52,504
Deferred                                            33,145         23,104
                                                  --------        -------

     Total                                        $113,400        $75,608
                                                  ========        =======

The components of the net deferred tax assets (liabilities) are as follows at December 31:

                                                       2000              1999
                                                     ---------         --------
Deferred tax assets:
     Net unrealized loss on securities               $      --         $187,368
     Provision for loan losses                         135,345          116,135
     Other                                               9,039            6,318
                                                     ---------         --------
        Gross deferred tax assets                      144,384          309,821
                                                     ---------         --------

Deferred tax liabilities:
     Net unrealized gain on securities                  20,839               --
     Depreciation                                       24,690           25,584
     Accrual to cash conversion                        141,012           98,248
     Other                                              55,858           42,652
                                                     ---------         --------
        Gross deferred tax liabilities                 242,399          166,484
                                                     ---------         --------

        Net deferred tax assets (liabilities)        $ (98,015)        $143,337
                                                     =========         ========


The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

                                             2000                                 1999
                                   ---------------------------          ---------------------------
                                                  % of Pre-tax                         % of Pre-tax
                                    Amount           Income              Amount           Income
                                   ---------      ------------          ---------      ------------
Provision at statutory rate        $ 267,425           34.0%            $ 212,728           34.0%
Effect of tax-free income           (168,118)         (21.4)             (154,271)         (24.7)
Other                                 14,093            1.8                17,151            2.7
                                   ---------          -----             ---------          -----

Actual tax expense and
  effective rate                   $ 113,400           14.4%            $  75,608           12.0%
                                   =========          =====             =========          =====


12. EMPLOYEE BENEFITS

SAVINGS PLAN

The Bank maintains a trusteed Section 401(k) plan for all eligible employees. The Bank makes matching contributions for eligible employees of 25 percent of the employee contributions annually, to a maximum of 12 percent of base salary. The Bank also makes discretionary contributions as determined annually by the Board of Directors. The Bank's total contribution to this plan was $32,949 in 2000 and $29,136 in 1999.

ESOP

The Company also maintains an ESOP covering substantially all employees and officers. The Trustee has discretionary authority to purchase shares of common stock of the Company in the open market. The amount of the contribution to the ESOP is at the discretion of the Board of Directors with benefits vesting over a seven-year period. Contributions of $8,000 and $6,500 were recorded during 2000 and 1999, respectively. The Trustee held 5,150 and 4,292 shares of the Company's common stock at December 31, 2000 and 1999, respectively.

STOCK OPTION PLAN

The Company maintains a stock option plan for the directors, officers, and key employees. At December 31, 2000, no shares were available for future grant. The stock options typically have expiration terms of five or ten years, subject to certain extensions and early terminations and are fully vested on the grant date. The per share exercise price of a stock option granted shall, at a minimum, equal the fair market value of a share of common stock on the date the option is granted. Proceeds from the exercise of the stock are credited to common stock.

The following table presents share data related to the outstanding options:

                                                        Weighted-                             Weighted-
                                                         average                               average
                                                        Exercise                              Exercise
                                          2000            Price                1999             Price
                                         ------         ---------             ------          ---------
Outstanding, at beginning of year        52,382           $20.68              41,750            $18.64
     Granted                             13,400            28.00              13,600             26.40
     Exercised                               --               --              (2,968)            18.27
     Forfeited                               --               --                  --                --
                                         ------                               ------
Outstanding, at end of year              65,782            22.17              52,382             20.68
                                         ======                               ======
Exercisable, at end of year              65,782            22.17              52,382             20.68
                                         ======                               ======

The following table summarizes the characteristics of stock options outstanding at December 31, 2000:

                                             Outstanding
                                                 and           Contractual       Average
     Grant                    Exercise       Exercisable         Average         Exercise
     Date                      Price           Shares             Life            Price
---------------               --------       -----------       -----------       --------
August 14, 1997                $15.27           20,282            1.62            $15.27
August 20, 1998                 22.40           18,500            2.63             22.40
August 25, 1999                 26.40           13,600            8.65             26.40
August 24, 2000                 28.00           13,400            9.65             28.00
                                                ------
                                                65,782                             22.17
                                                ======


The Company accounts for its stock option plans under provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Under this Opinion, no compensation expense has been recognized with respect to the plans because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date.

For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option pricing model. The model requires the use of subjective assumptions which can materially affect fair value estimates. Therefore, the pro-forma results are estimates of results of operations as if compen-sation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions for grants in 2000 and 1999: (1) expected dividend yields were two percent; (2) risk-free interest rates ranging from 5.29 percent to 6.68 percent; (3) expected volatility of 5.00 percent; and (4) expected lives of options of ten years.

Had compensation expense for the stock option plans been recognized in accordance with the fair-value accounting provisions of SFAS No. 123, "Accounting for Stock-based Compensation," net income applicable to common stock, basic and diluted net income per common share for the years ended December 31, would have been as follows:

                                                   2000             1999
                                                 --------         --------
Net income applicable to common stock:
     As reported                                 $673,143         $550,063
     Pro forma                                    617,001          474,369
Basic net income per common share:
     As reported                                 $   1.02         $   0.97
     Pro forma                                       0.93             0.84
Diluted net income per common share:
     As reported                                 $   1.00         $   0.96
     Pro forma                                       0.92             0.83


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

The off-balance sheet commitments were comprised of the following at December
31:

                                        2000               1999
                                     ----------         ----------
Commitments to extend credit         $3,938,254         $4,634,143
Standby letters of credit             1,609,974            159,109


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

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values at December 31, of the Company's financial instruments are as follows:

                                                 2000                                  1999
                                    ------------------------------        ------------------------------
                                     Carrying             Fair              Carrying            Fair
                                       Value              Value               Value             Value
                                    -----------        -----------        -----------        -----------
Financial assets:
Cash and due from banks,
   interest-bearing deposits
   with other banks, and
   federal funds sold               $ 4,892,264        $ 4,892,264        $ 5,347,798        $ 5,347,798
Investment securities                22,863,197         22,900,127         22,886,007         22,892,906
Net loans                            38,788,105         39,681,759         32,210,906         31,908,906
Accrued interest receivable             570,255            570,255            475,320            475,320
                                    -----------        -----------        -----------        -----------
        Total                       $67,113,821        $68,044,405        $60,920,031        $60,624,930
                                    ===========        ===========        ===========        ===========
Financial liabilities:
Deposits                            $55,601,053        $55,741,053        $53,676,013        $53,618,013
Short-term borrowings                 5,486,532          5,486,532          4,489,199          4,489,199
Accrued interest payable                 82,664             82,664             74,931             74,931
                                    -----------        -----------        -----------        -----------

        Total                       $61,170,249        $61,310,249        $58,240,143        $58,182,143
                                    ===========        ===========        ===========        ===========


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

If no readily available market exists, the fair value estimates for financial instruments are based upon manage-ment's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

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

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

CASH AND DUE FROM BANKS, INTEREST-BEARING DEPOSITS WITH OTHER BANKS, FEDERAL FUNDS SOLD, ACCRUED INTEREST RECEIVABLE, SHORT-TERM BORROWINGS, AND ACCRUED INTEREST PAYABLE

The fair value is equal to the current carrying value.

INVESTMENT SECURITIES

The fair value of investment securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

LOANS AND DEPOSITS

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and constructs discount rates that consider reinvestment opportunities, operating expenses, non-interest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts which are due within 30 days are valued at the amount payable as of year-end. Fair values for time are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits of similar remaining maturities.

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

15. REGULATORY MATTERS

CASH AND DUE FROM BANKS

The district Federal Reserve Bank requires the Bank to maintain certain reserve balances. As of December 31, 2000 and 1999, the Bank had required reserves of $631,000 and $536,000, respectively, comprised of vault cash and a depository amount held with the Federal Reserve Bank.

LOANS

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank's capital.

DIVIDENDS

The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by a national bank. Prior approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits, as defined for the year, combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Using this formula, the amount available for payment of dividends by the Bank to the Company in 2001, without approval of the Comptroller, will be limited to $1,151,000 plus 2001 net profits retained up to the date of the dividend declaration.

CAPITAL REQUIREMENTS

Federal regulations require the Company to maintain minimum amounts of capital. Specifically, the Company and the Bank are required to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average total assets. Management believes, as of December 31, 2000, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

In addition to capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2000 and 1999, the FDIC categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively.

The capital position of the Bank does not materially differ from the Company's; therefore, the following table sets forth the Company's capital position and minimum requirements as of December 31:

                                                       2000                                      1999
                                          ---------------------------               ---------------------------
                                            Amount              Ratio                 Amount              Ratio
                                          ----------            -----               ----------            -----
Total Capital
  (to Risk-weighted Assets)
Actual                                    $8,822,863              21.59%            $5,761,434            17.10%
For Capital Adequacy Purposes              3,269,280               8.00              2,695,040             8.00
To Be Well Capitalized                     4,086,610              10.00              3,368,800            10.00

Tier I Capital
  (to Risk-weighted Assets)
Actual                                    $8,374,950              20.49%            $5,386,154            15.99%
For Capital Adequacy Purposes              1,634,640               4.00              1,347,520             4.00
To Be Well Capitalized                     2,451,960               6.00              2,021,280             6.00

Tier I Capital
  (to Average Assets)
Actual                                    $8,374,950              11.98%            $5,386,154             8.46%
For Capital Adequacy Purposes              2,777,010               4.00              2,546,120             4.00
To Be Well Capitalized                     3,471,250               5.00              3,182,650             5.00


16. COMMON STOCK OFFERING

On September 23, 1999, the Board of Directors approved the offering of the Company's common stock to existing shareholders and the public. The offering began on December 14, 1999, after receiving approval from the Securities and Exchange Commission. Total shares offered were 148,110 at a price of $27 per share. The offering was closed at the end of May 2000. As of December 31, 2000 and 1999, net proceeds from stock issued amounted to $2,485,438 and $140,577, respectively. The Company used these proceeds for additional capitalization of Gateminder and the Bank, with the latter financing the construction of two branch offices for the Bank.

17. PARENT COMPANY

Following are condensed financial statements for the parent company:


                            CONDENSED BALANCE SHEET

                                                                            December 31,
                                                                   2000                      1999
                                                                -----------              -----------
ASSETS
   Cash                                                         $ 1,113,587              $    18,855
   Investment in subsidiaries                                     7,075,736                5,082,910
   Other assets                                                     305,185                   16,845
                                                                -----------              -----------

     TOTAL ASSETS                                               $ 8,494,508              $ 5,118,610
                                                                ===========              ===========

STOCKHOLDERS' EQUITY                                            $ 8,494,508              $ 5,118,610
                                                                ===========              ===========

                          CONDENSED STATEMENT OF INCOME

                                                                            December 31,
                                                                   2000                      1999
                                                                -----------              -----------
INCOME
   Dividends from subsidiaries                                  $        --              $   121,812
   Other                                                              2,438                       --
                                                                -----------              -----------
     Total income                                                     2,438                  121,812

EXPENSES                                                             17,325                   11,396
                                                                -----------              -----------
   Income (loss) before income taxes                                (14,887)                 110,416
   Income tax benefit                                                (5,822)                  (3,875)
                                                                -----------              -----------

   Income (loss) before equity in undistributed
     earnings of subsidiaries                                        (9,065)                 114,291
   Equity in undistributed earnings of subsidiaries                 682,208                  435,772
                                                                -----------              -----------

NET INCOME                                                      $   673,143              $   550,063
                                                                ===========              ===========

                        CONDENSED STATEMENT OF CASH FLOWS

                                                                                               December 31,
                                                                                       2000                   1999
                                                                                    ----------              ---------
OPERATING ACTIVITIES
   Net income                                                                       $  673,143              $ 550,063
   Adjustment to reconcile net income to net cash
     provided by operating activities:
       Equity in undistributed earnings of subsidiaries                               (682,208)              (435,772)
       Other, net                                                                       11,659                 10,435
                                                                                    ----------              ---------
            Net cash provided by operating activities                                    2,594                124,726
                                                                                    ----------              ---------

INVESTING ACTIVITIES
   Net increase in loans receivable                                                   (300,000)                    --
                                                                                    ----------              ---------
            Net cash used for investing activities                                    (300,000)                    --
                                                                                    ----------              ---------

FINANCING ACTIVITIES
   Capital contribution to banking subsidiary                                         (850,000)              (150,000)
   Capital contribution to service corporation subsidiary                              (56,450)               (17,000)
   Cash dividends paid including cash paid in lieu of fractional shares               (186,850)              (142,496)
   Proceeds from stock options exercised                                                    --                 54,248
   Net proceeds from issuance of common stock                                        2,485,438                140,577
                                                                                    ----------              ---------
            Net cash provided by (used for) financing activities                     1,392,138               (114,671)
                                                                                    ----------              ---------
            Net increase in cash                                                     1,094,732                 10,055
CASH AT BEGINNING OF PERIOD                                                             18,855                  8,800
                                                                                    ----------              ---------
CASH AT END OF PERIOD                                                               $1,113,587              $  18,855
                                                                                    ==========              =========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is Management's discussion and analysis of the financial condition and results of operations of Tri-State 1st Bank, Inc. for the years ended December 31, 2000 and 1999. The discussion should be read in conjunction with the consolidated financial statements and notes thereto and the summary financial information included elsewhere in this annual report.

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

The bank, chartered as a national banking association in June 1987 and headquartered in East Liverpool, Ohio, conducts business through six full-service banking offices and one limited-service loan production office. Branch offices are located throughout the tri-state area of Columbiana County, Ohio; Hancock County, West Virginia; and Beaver County, Pennsylvania. The bank operates as a community bank, offering a variety of financial services to meet the needs of its market area. Services include accepting demand and time deposits from the general public and together with borrowings and other funds, using the proceeds to originate commercial and consumer type loans and the purchasing of investment securities. The bank's deposits are insured to the legal maximum amount provided by the Federal Deposit Insurance Corporation.

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

The company's results of operations are primarily dependent on the operations of the bank. The bank's results of operations are primarily dependent on its net interest income, which is the difference between interest earned on loans, the investment securities portfolio and other interest earning assets, and its cost of funds consisting of interest expense paid on its deposits and other borrowings. Earnings of the bank are also impacted by the provision for loan loss, other operating income and expense as well as economic conditions, competition, regulatory changes and interest rate changes.

Management Strategy

The company's philosophy is to provide personal community banking services through strategic office locations that offer customer friendly hours and a variety of loan and deposit products tailored to fit the needs of its customers.

The lending strategy of the bank has historically focused on the origination of real estate commercial mortgages, one-to-four family mortgage loans, working capital commercial loans (in the form of credit lines and term notes), personal loans, automobile loans and home equity loans.

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

Summary of Financial Condition

The consolidated assets of Tri-State 1st Bank were $69,892,000 at December 31, 2000, an increase of $6,437,000 or 10.1% over assets at December 31, 1999. Total loans grew by $6,650,000 or 20.4% while total deposits during this same period increased by $1,925,000 or 3.6%, an amount insufficient to support the funding needs of the loan demand for the year. A $997,000 or 22.2% increase in short-term borrowings along with $2,485,000 in capital proceeds received from a secondary stock offering were used to support the remaining loan funding needs. Total earning assets, which principally include loans, investment securities and federal funds sold equaled $63,515,000 at December 31, 2000, an increase of $7,862,000 or 14.1% over total earning assets at December 31, 1999. The composition of earning assets changed slightly from 1999 to 2000, with loans comprising 61.8% in 2000 compared to 58.6% in 1999 and investments comprising 36.0% in 2000 compared to 41.1% in 1999.

Investment Securities and Securities Available for Sale

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

Investment securities available for sale were $21,318,000 at December 31, 2000. This compares to $21,002,000 at December 31, 1999, an increase of $315,000 or 1.5%. During 2000, securities totaling $3.4 million were purchased while $2.5 million were called or matured and $1.2 million sold. At year-end, the market value of the portfolio improved from an unrealized loss of $551,000 at December 31, 1999 to an unrealized gain of $61,000.

Investment securities held to maturity decreased $338,000 or 18.0% in 2000 when compared to the prior year as a result of principal pay-downs, maturities and calls as there were no purchases in 2000.

Loans

Loans grew 20.4% in 2000, increasing to $39,236,000 at December 31, 2000 from $32,586,000 at prior year-end. This represents an increase of $6.7 million for the year. Total loans originated in 2000 were $17.6 million compared to $15.2 million, a 15.8% increase. Demand for commercial loans and residential real-estate loans were the strongest, increasing by $5.7 million or 82.5% and $1.6 million or 9.7%, respectively. The reason for the strong loan growth in 2000 was attributable to increased borrowing needs of the bank's existing customers, an increase in the number of new customers, a strong economy in 2000, and an expansion in the geographic lending area of the bank through new branch banking offices.

Deposits

Deposits are generally the bank's primary source for funding its earning assets. The bank offers a wide variety of products designed to attract new customers and retain existing customers while at the same time attempting to maintain a cost-effective funding source. Total deposits were up $1,925,000 or 3.6% when compared to total deposits at December 31, 1999. Money market accounts decreased by $1,040,000 or 22.4% while all other types of deposits increased for the year. Demand deposits increased by $1,625,000 or 8.1%, savings by $169,000 or 1.6% and time deposits by $1,171,000 or 6.3%

Borrowings

The company from time to time uses various funding sources other than deposits to provide the funds necessary for the loan and investment securities portfolios. Funding sources may include securities sold under repurchase agreements and advances with the Federal Home Loan Bank of Cincinnati. These funding sources are often used when deposit growth is not sufficient to support the earning assets growth.

At December 31, 2000 total borrowings consisted solely of securities sold under repurchase agreements. Advances with the Federal Home Loan Bank, which totaled $2,000,000 at year-end 1999, were paid off upon maturing in the first quarter of 2000. Securities sold under repurchase agreements, which are agreements with customers of the bank and are collateralized by various bank owned investment securities, increased by $2,997,000 or 120.4%.

Summary of Earnings

The company's 2000 net income was $673,000, increasing $123,000, or 22.4%, from 1999's net income of $550,000. The robust increase for 2000 was a result of strong increases in net interest income and noninterest income, offset by increases in the provision for loan loss and noninterest expenses. Interest income earned on capital proceeds received in 2000 from the company's stock offering contributed substantially to the increased earnings for the year as these proceeds, which totaled $2.5 million, were used primarily to fund new loan originations for the year.

On a per share basis, net income for 2000 was $1.02 per basic share and $1.00 per diluted share. This compares to 1999's net income per share of $0.97 and $0.96 for basic and diluted shares, respectively, and represented a 5.2% increase for basic shares and a 4.2% increase for diluted shares. The increase in net income on a per share basis was much less than the increase in net income for the year as a result of additional common shares issued during the year from the company's stock offering. Common shares issued in 2000 totaled 92,373, increasing the weighted-average shares outstanding by 16.7%.

Interest Income

Interest income on loans increased $654,000 or 23.1% during 2000 when compared to 1999. This increase was a result of a $6,193,000 or 20.5% increase in the average loan balance outstanding during the 2000 period as well as an increase of 19 basis points on the yield earned.

Interest income on federal funds sold increased $20,000 or 12.1% during 2000 when compared to 1999 as a result of a 150 basis point increase in the yield earned offset by a $488,000 or 14.4% decrease in the average balance outstanding during the 2000 period.

Interest income earned on investment securities increased in 2000 by $140,000 or 11.7% from 1999. This increase was a result of an increase of $1,659,000 or 7.4% in the average balance outstanding as well as a 40 basis point increase in the yield earned on the investment portfolio.

Interest Expense

Interest expense on deposits for 2000 increased $111,000 or 6.9% over 1999's interest expense due to a $1,673,000 or 3.6% increase in total average interest-bearing deposits outstanding in 2000 as well as an increase of 11 basis points in the rate paid on these deposits during the same period.

Interest expense on short-term borrowings increased $174,000 or 163.3% in 2000 when compared to 1999. This increase was due to an increase of $2,700,000 or 103.0% in the average balance of borrowed funds outstanding as well as an increase of 120 basis points in the rate paid on these funds.

Net Interest Income

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

Net interest income for 2000 was strong at $3,014,000, an increase of $530,000, or 21.3%, over 1999. The increase in net interest income was the result of an increase in both the balance, and rate of the company's average earning assets offset by lower increases in the average balance and cost of funds on interest-bearing liabilities.

Average Balances and Average Yields

The following table sets forth certain information relating to the company's consolidated average balance sheets and statements of income for the years ended December 31, 2000 and 1999, and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods shown.


                                                                              For the Year Ended
                                            ---------------------------------------------------------------------------------------
                                                              2000                                           1999
                                            ----------------------------------------      -----------------------------------------
                                                                             Average                                       Average
                                              Average                         Yield/        Average                         Yield/
                                              Balance        Interest          Rate         Balance         Interest         Rate
                                              -------        --------          ----         -------         --------         ----
Interest-earning assets:
  Federal funds sold                        $ 2,909,129      $  186,401        6.41%       $ 3,397,335      $  166,956      4.91%
  Taxable investment securities              13,348,716         825,265        6.18%        12,529,282         726,004      5.79%
  Non taxable investment
      securities (2)                         10,702,256         774,989        7.24%         9,863,058         712,714      7.23%
  Loans (1)(2)                               36,346,979       3,498,848        9.63%        30,154,209       2,845,451      9.44%
                                            -----------      ----------       -----        -----------      ----------     -----
    Total interest-earning assets            63,307,080       5,285,503        8.35%        55,943,884       4,451,125      7.96%
                                                             ----------                                     ----------
Noninterest-earning assets                    6,459,665                                      5,872,733
                                            -----------                                    -----------

     Total assets                           $69,766,745                                    $61,816,617
                                            ===========                                    ===========

Interest-bearing liabilities:
  Interest bearing demand                   $14,290,338         372,354        2.61%       $12,368,312         309,114      2.50%
  Money market accounts                       4,186,673         114,104        2.73%         4,795,725         130,959      2.73%
  Savings deposits                           10,820,144         270,406        2.50%        10,811,109         269,397      2.49%
  Time deposits                              18,413,584         960,893        5.22%        18,062,780         897,704      4.97%
  Short-term borrowings                       5,320,419         280,103        5.26%         2,620,784         106,401      4.06%
                                            -----------      ----------       ------       -----------      ----------     -----
    Total interest-bearing liabilities       53,031,158       1,997,860        3.77%        48,658,710       1,713,575      3.52%
                                                             ----------                                     ----------
Noninterest-bearing liabilities              10,486,808                                      8,096,042
Stockholders' equity                          6,248,779                                      5,061,865
                                            -----------                                    -----------

     Total liabilities and
        stockholders' equity                $69,766,745                                    $61,816,617
                                            ===========                                    ===========

Net earning assets                          $10,275,922                                    $ 7,285,174
                                            ===========                                    ===========
Net interest income                                          $3,287,643                                     $2,737,550
                                                             ==========                                     ===========
Net interest spread (3)                                                        4.59%                                        4.44%
                                                                              ======                                       =====
Net interest margin (4)                                                        5.19%                                        4.89%
                                                                              ======                                       =====


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


                                                 For the Year Ended December 31,            For the Year Ended December 31,
                                                        2000 vs. 1999                               1999 vs. 1998
                                           -----------------------------------------   -------------------------------------------
                                                 Increase (Decrease) Due to:                Increase (Decrease) Due to:
                                           -----------------------------------------   -------------------------------------------
                                                                            Total                                         Total
                                                                           Increase                                      Increase
                                            Volume           Rate         (Decrease)    Volume           Rate           (Decrease)
                                            ------           ----         ----------    ------           ----           ----------
Interest-earning assets:
  Federal funds sold                       $(15,045)       $ 34,490        $ 19,445    $ (46,217)      $ (22,089)       $(68,306)
  Taxable investment securities              48,969          50,293          99,262       68,344         (35,456)         32,888
   Nontaxable investment securities (1)      60,756           1,519          62,275      195,450         (12,475)        182,975
   Loans (1)                                595,121          58,276         653,397      279,291         (89,133)        190,158
                                           --------        --------        --------     --------       ---------        --------
     Total interest-earning assets          689,801         144,578         834,379      496,868        (159,153)        337,715
                                           --------        --------        --------     --------       ---------        --------

Interest-bearing liabilities:
   Interest-bearing demand                   49,644          13,596          63,240       36,353         (18,818)         17,535
   Money market accounts                    (16,627)           (228)        (16,855)      (3,486)         (8,645)        (12,131)
   Savings deposits                             225             784           1,009       36,552         (53,947)        (17,395)
   Time deposits                             17,676          45,513          63,189       87,122         (50,116)         37,006
   Short-term borrowings                    130,076          43,627         173,703       48,241          (6,292)         41,949
                                           --------        --------        --------     --------       ---------        --------
     Total interest-bearing liabilities     180,994         103,292         284,286      204,782        (137,818)         66,964
                                           --------        --------        --------     --------       ---------        --------


Net change in net interest income          $508,807        $ 41,286        $550,093     $292,086       $ (21,335)       $270,751
                                           ========        ========        ========     ========       =========        ========


(1) Computed on a tax equivalent basis using a 34% federal income tax rate.

Provision and Allowance for Loan Losses

Current expense reflecting expected credit losses are referred to by the company as the provision for loan losses on the consolidated statements of income. Actual losses on loans are charged against the allowance for loan losses, which is a reserve built up on the consolidated balance sheet. The company's policy is to charge-off loans when, in Management's opinion, the collection of loan principal is in doubt. All loans charged-off are subject to continuous review and concerted efforts are made to maximize the recovery of charged-off loans. In order to determine the adequacy of the allowance for loan losses, Management considers the risk classification of loans, delinquency trends, charge-off experience, credit concentrations, economic conditions, and other relevant factors. The allowance is maintained at a level determined according to established methodologies.

The provision for loan losses charged to operations in 2000 was $129,000, compared to $79,000 charged in 1999. This represents a $50,000 or 63.1% increase for the year. Actual losses, net of recoveries, were $57,000 in 2000, an increase of $13,000 or 29.5% from the $44,000 incurred in 1999. The increase in the provision for loan loss for 2000 was mainly attributable to the strong increase in the balance of the loan portfolio outstanding during the year as well as the increase in the net charge-offs. Other such factors that continually effect the amount of the provision are credit risks inherent in the portfolio, loan quality, and Management's ongoing analysis of the adequacy of the allowance for loan losses.

The company's allowance for loan losses increased at year-end 2000 to $448,000 from $375,000 at December 31,1999. At December 31, 2000 the allowance represented 1.14% of loans outstanding compared to 1.15% at year-end 1999. The company believes that the allowance for loan losses at December 31, 2000 of $448,000 is adequate to cover losses inherent in the portfolio as of such date. However, there can be no assurance that the company will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 2000.

Other Operating Income

Total other operating income, excluding the loss incurred from investment securities that were sold, totaled $699,000, an increase of $149,000 or 27.1% over 1999. Service fees on deposit accounts increased $116,000 or 30.8% in 2000 and were a result of continued growth in the number of accounts serviced by the bank, and to a lessor extent, increases in the fees charged for these services. Other operating income increased $33,000 or 19.1% due mostly to an increase in fees from ATM and Debit card transactions as well as an overall increase in other bank service fees.

Investment securities available for sale totaling $1.2 million were sold in 2000 and resulted in a loss of $37,000 for the year. Proceeds received from the sale of these securities were re-priced into higher yielding assets as a preemptive measure against anticipated future interest rate changes. For 1999, securities totaling $316,000 were sold resulting in a loss of $1,000.

Other Operating Expense

Total salary and employee benefits increased $209,000 or 18.1% in 2000. Salaries and wages increased $142,000 or 15.5% primarily due to the hiring of additional personnel throughout 2000, and to a lessor extent, normal merit increases relating to existing employees. Total full-time equivalent employees increased from 49 in 1999 to 54 in 2000, an increase of 17%. The increase in full-time equivalents for 2000 was a result of an overall increase in staffing level needs, the opening of a loan production office, and the anticipated opening of a new branch banking facility in early 2001. Total employee benefit costs also increased in 2000 with much of the increase stemming from increased health insurance costs. As a result of the additional hirings and increased benefit costs, future employee costs are expected to continue to increase.

Net occupancy expense increased $23,000 or 8.7% in 2000 due to increased costs associated with the expansion of the bank's branch banking network. Construction is underway for two new branch-banking facilities located in Midland, Pennsylvania and the downtown East Liverpool, Ohio area. The Midland branch facility will replace the temporary facilities currently in use at the Midland branch, while the downtown East Liverpool branch will be an additional new branch. Also effecting the increase in occupancy costs for 2000 was the opening of a loan production office in Beaver, Pennsylvania in late 2000. As a result of these new facilities, future occupancy costs are expected to continue to increase.

Other expenses increased $195,000 or 26.4%, in 2000. Increases for the year included; (1) an increase of $56,000 in audit, regulatory assessments and examination fees, (2) $20,000 in costs associated with the implementation of the bank's new credit card program introduced in the second quarter of 2000, (3) a $27,000 increase in postage and telephone costs, (4) a $14,000 increase in consulting fees, (5) an $8,000 increase in charitable contributions, and (6) an overall increase general and administrative costs.

The provision for income tax was $113,000 in 2000 compared to $76,000 in 1999. This represents an increase of $38,000 or 50.0% and is due mostly to an increase in overall taxable income.

Capital Resources

Total consolidated stockholders' equity increased $3,376,000 or 66.0% when compared to December 31, 1999. Net proceeds totaling $2.5 million were received in 2000 from the company's stock offering beginning in December 1999 and completed in May, 2000. Proceeds from the offering have been used for capitalization of the company's subsidiaries and to fund earning asset growth for the year. Also contributing to the increase in total stockholders equity for the year was; net income of $673,000 less cash dividends declared to shareholders of $187,000, and a net unrealized gain on investment securities available for sale of $40,000 compared to a net unrealized loss of $364,000 in 1999.

Liquidity

The liquidity of a banking institution reflects its ability to provide funds to meet loan requests, to accommodate the possible outflows of deposits and to take advantage of interest rate market opportunities. It requires continuous analysis by management in order to match the maturates of short-term loans and investments with the various types of deposits and borrowings. Liquidity is normally considered in terms of the nature and the mix of the bank's sources and uses of funds.

The bank's primary sources of funds are deposits, borrowings, proceeds from principal and interest payments on loans and interest payments and maturities on investment securities. While scheduled principal repayments on loans and interest payments on investment securities are a relatively predictable source of funds, deposit and short-term borrowing outflows are greatly influenced by interest rates, economic conditions, competition and other factors.

Management is not aware of any known trends, events or uncertainties that would have a material effect on the liquidity, capital resources or operations of the company. Management is not aware of any current regulatory recommendations, which, if implemented, would have a material effect on the liquidity, capital resources or operations of the company.

Impact of Inflation and Changing Prices

The financial statements and related data have been prepared in accordance with general accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation.

The effects of inflation on the local economy and the company's operating results have been relatively modest for the past several years. However, unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods or services, since such goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the bank's assets and liabilities are critical to the maintenance of the acceptable performance levels.