Form 10KSB, Exhibit 13
period 2001-12-31
TRI STATE 1ST BANK INC
filed 2002-03-19
CIK 1010398

Selected Financial Data
-----------------------

The following tables set forth certain information concerning the consolidated position and certain performance ratios of the company and its subsidiaries at the dates indicated:

                                                            At or for the Year Ended December 31,
                                                ------------------------------------------------------------
                                                  2001         2000         1999        1998          1997
                                                --------     --------     --------     --------     --------
                                                    (Dollars in Thousands, Except Per Share Information)
      Balance Sheet Data
      ------------------
       Assets                                   $ 74,533     $ 69,892     $ 63,456     $ 58,303     $ 48,326
       Investment securities                      22,235       22,544       22,886       21,657       14,985
       Loans                                      42,767       39,236       32,586       28,939       26,012
       Allowance for loan losses                     443          448          375          340          309
       Deposits                                   59,585       55,601       53,676       51,349       42,904
       Borrowings                                  5,805        5,487        4,489        1,567          177
       Stockholders' equity                        8,757        8,495        5,119        5,078        4,515

      Summary of Operations
      ---------------------
       Interest income                          $  5,024     $  5,012     $  4,199     $  3,933     $  3,396
       Interest expense                            1,958        1,998        1,714        1,646        1,332
                                                --------     --------     --------     --------     --------
       Net interest income                         3,066        3,014        2,485        2,287        2,064
       Provision for loan losses                     111          129           79           54           54
                                                --------     --------     --------     --------     --------
       Net interest income after
          provision for loan losses                2,955        2,885        2,406        2,233        2,010
       Other operating income                        822          662          549          487          351
       Other operating expense                     3,107        2,761        2,329        2,057        1,685
                                                --------     --------     --------     --------     --------
       Income before income taxes                    670          786          626          663          676
       Income taxes                                  111          113           76          115          151
                                                --------     --------     --------     --------     --------
       Net income                               $    559     $    673     $    550     $    548     $    525
                                                ========     ========     ========     ========     ========

      Per Share Data (1)
      ------------------
       Basic earnings                           $   0.77     $   0.93     $   0.88     $   0.88     $   0.85
       Diluted earnings                             0.76         0.91         0.87         0.87         0.85
       Cash dividends declared                      0.25         0.25         0.23         0.21         0.19
       Book value                                  12.16        11.57         8.09         8.15         7.25
       Basic Average shares outstanding          727,071      727,460      623,399      621,320      621,320
       Diluted Average shares outstanding        735,414      737,372      632,458      630,339      621,320

      Market Information
      ------------------
       High                                     $  27.25     $  27.27     $  24.55     $  24.00     $  14.40
       Low                                         21.50        20.00        21.14        18.91        10.47
       At December 31                              24.00        21.82        24.55        24.00        14.40

      Selected Financial Ratios
      -------------------------
       Return on average assets                     0.74%        0.97%        0.89%        0.99%        1.15%
       Return on average equity                     6.43         9.07        10.87        11.38        12.31
       Average equity to average assets            11.56        10.69         8.19         8.73         9.35
       Equity to assets at end of period           11.75        12.15         8.07         8.71         9.34
       Non-performing assets to total assets        0.39         0.27         0.47         0.30         0.21
       Non-performing loans to total loans          0.67         0.49         0.85         0.59         0.39

(1) Adjusted for a 10% stock dividend effective January 11, 2002, a five-for-four stock split effective August 25, 1999, a 10% stock dividend effective June 26, 1998 and a 2-for-1 stock split effective July 9, 1997.

Common Stock Market Price and Dividend Information
--------------------------------------------------

Tri-State 1st Bank, Inc.'s common stock is traded on the NASDAQ OTC Bulletin Board under the trade symbol TSEO. The following table presents the quarterly high and low prices as reported by Advest, Inc., a market maker in the company's common stock and previously the bank's common stock, for the recent two-year period ended December 31, 2001. Also included in the table are dividends declared per share on the outstanding common stock.

                                                      Cash
                   Common Stock Price               Dividends
        -------------------------------------       Declared
             2001             High      Low         Per Share
        --------------       ------    ------       ---------
        First Quarter        $25.75    $24.00         $0.06
        Second Quarter        27.25     23.50          0.06
        Third Quarter         25.25     23.50          0.06
        Fourth Quarter        24.00     21.50          0.07
                                                      -----
                                                      $0.25
                                                      =====

            2000
        --------------
        First Quarter        $27.27    $20.00         $  --
        Second Quarter        25.91     20.00          0.12
        Third Quarter         25.45     21.82          0.06
        Fourth Quarter        24.55     21.59          0.07
                                                      -----
                                                      $0.25
                                                      =====

At December 31, 2001, there were 720,298 of common shares outstanding, which were held by approximately 488 shareholders of record.

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

All dividend amounts have been restated to reflect a 10% stock dividend effective January 11, 2002.

                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------






Board of Directors and Stockholders
Tri-State 1st Bank, Inc.

We have audited the consolidated balance sheet of Tri-State 1st Bank, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tri-State 1st Bank, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ S.R. Snodgrass
Wexford, PA
February 15, 2002


S.R. Snodgrass, A.C.
1000 Stonewood Drive
Suite 200
Wexford, PA 15090
724-934-0344

                            TRI-STATE 1ST BANK, INC.
                           CONSOLIDATED BALANCE SHEET

                                                                        December 31,
                                                                    2001            2000
                                                                ------------    ------------
ASSETS
     Cash and due from banks                                    $  4,150,121    $  3,476,407
     Interest-bearing deposits with other banks                       68,475          65,857
     Federal funds sold                                            1,450,000       1,350,000
                                                                ------------    ------------
         Cash and cash equivalents                                 5,668,596       4,892,264

     Investment securities available for sale                     21,037,556      20,998,665
     Investment securities held to maturity (market value
       of $1,242,389 and $1,582,312)                               1,197,936       1,545,382
     Loans                                                        42,766,633      39,236,019
     Less allowance for loan losses                                  443,350         447,914
                                                                ------------    ------------
         Net loans                                                42,323,283      38,788,105
     Premises and equipment                                        3,299,993       2,583,872
     Accrued interest and other assets                             1,006,040       1,084,110
                                                                ------------    ------------

         TOTAL ASSETS                                           $ 74,533,404    $ 69,892,398
                                                                ============    ============

LIABILITIES
     Deposits:
        Noninterest-bearing demand                              $  9,773,483    $  8,560,439
        Interest-bearing demand                                   13,411,836      13,029,949
        Money market                                               3,373,053       3,596,426
        Savings                                                   10,480,953      10,658,297
        Time                                                      22,545,363      19,755,942
                                                                ------------    ------------
         Total deposits                                           59,584,688      55,601,053
     Short-term borrowings                                         5,805,177       5,486,532
     Accrued interest and other liabilities                          386,846         310,305
                                                                ------------    ------------
         TOTAL LIABILITIES                                        65,776,711      61,397,890
                                                                ------------    ------------

STOCKHOLDERS' EQUITY
     Common stock, no par value; 1,000,000 shares authorized,
        733,971 and 667,313 shares issued                          8,142,398       6,570,686
     Retained earnings                                               683,647       1,883,370
     Treasury stock, at cost (13,673 shares)                        (303,943)             --
     Accumulated other comprehensive income                          234,591          40,452
                                                                ------------    ------------
         TOTAL STOCKHOLDERS' EQUITY                                8,756,693       8,494,508
                                                                ------------    ------------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $ 74,533,404    $ 69,892,398
                                                                ============    ============

See accompanying notes to the consolidated financial statements.

                            TRI-STATE 1ST BANK, INC.
                        CONSOLIDATED STATEMENT OF INCOME

                                                    Year Ended December 31,
                                                      2001           2000
                                                   -----------   -----------
INTEREST INCOME
     Loans, including fees                         $ 3,559,548   $ 3,489,189
     Interest-bearing deposits with other banks
                                                         2,693         3,402
     Federal funds sold                                176,089       182,999
     Investment securities:
         Taxable                                       921,724       883,545
         Exempt from federal income tax                363,569       453,212
                                                   -----------   -----------
                   Total interest income             5,023,623     5,012,347
                                                   -----------   -----------

INTEREST EXPENSE
     Deposits                                        1,782,525     1,717,757
     Short-term borrowings                             175,159       280,103
                                                   -----------   -----------
                   Total interest expense            1,957,684     1,997,860
                                                   -----------   -----------

NET INTEREST INCOME                                  3,065,939     3,014,487

Provision for loan losses                              111,200       129,200
                                                   -----------   -----------

NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES                         2,954,739     2,885,287
                                                   -----------   -----------

OTHER OPERATING INCOME
     Service fees on deposit accounts                  536,624       492,741
     Investment securities gains (losses)               43,000       (37,379)
     Other                                             242,040       206,611
                                                   -----------   -----------
                   Total other operating income        821,664       661,973
                                                   -----------   -----------

OTHER OPERATING EXPENSE
     Salaries and employee benefits                  1,492,537     1,365,066
     Occupancy                                         362,046       286,924
     Furniture and equipment                           228,500       176,741
     Other                                           1,022,886       931,986
                                                   -----------   -----------
                   Total other operating expense     3,105,969     2,760,717
                                                   -----------   -----------

Income before income taxes                             670,434       786,543
Income taxes                                           111,418       113,400
                                                   -----------   -----------

NET INCOME                                         $   559,016   $   673,143
                                                   ===========   ===========

EARNINGS PER SHARE
     Basic                                         $      0.77   $      0.93
     Diluted                                              0.76          0.91

See accompanying notes to the consolidated financial statements.

                            TRI-STATE 1ST BANK, INC.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                Accumulated
                                                                                                   Other
                                                      Common        Retained      Treasury     Comprehensive
                                                       Stock        Earnings        Stock      Income (Loss)      Total
                                                    -----------   -----------    -----------    -----------    -----------
Balance, December 31, 1999                          $ 4,085,248   $ 1,397,077    $        --    $  (363,715)   $ 5,118,610

Comprehensive income:
Net income                                                            673,143                                      673,143
Net unrealized gain on securities,
  net of reclassification adjustment,
  net of taxes of $208,207                                                                          404,167        404,167
                                                                                                               -----------
Total comprehensive income                                                                                       1,077,310

Dividends declared ($0.25 per share)                                 (186,850)                                    (186,850)
Common stock issued, net of
  issuance costs                                      2,485,438                                                  2,485,438
                                                    -----------   -----------    -----------    -----------    -----------

Balance, December 31, 2000                            6,570,686     1,883,370             --         40,452      8,494,508

Comprehensive income:
Net income                                                            559,016                                      559,016
Net unrealized gain on securities,
  net of reclassification adjustment,
  net of taxes of $100,011                                                                          194,139        194,139
                                                                                                               -----------
Total comprehensive income                                                                                         753,155

Purchase of treasury stock                                                          (303,943)                     (303,943)
Dividends declared ($0.25 per share)                                 (185,275)                                    (185,275)
Stock dividend                                        1,571,712    (1,573,464)                                      (1,752)
                                                    -----------   -----------    -----------    -----------    -----------

Balance, December 31, 2001                          $ 8,142,398   $   683,647    $  (303,943)   $   234,591    $ 8,756,693
                                                    ===========   ===========    ===========    ===========    ===========

                                                                                                    2001           2000
                                                                                                -----------    -----------
Components of other comprehensive income:
  Change in net unrealized gain on
    investment securities available for sale                                                    $   222,519    $   379,497
  Realized (gains) losses included in net
    income, net of taxes of $14,620 and ($12,709)                                                   (28,380)        24,670
                                                                                                -----------    -----------

Total                                                                                           $   194,139    $   404,167
                                                                                                ===========    ===========

See accompanying notes to the consolidated financial statements.

                            TRI-STATE 1ST BANK, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                  Year Ended December 31,
                                                                    2001           2000
                                                                -----------    -----------
OPERATING ACTIVITIES
     Net income                                                 $   559,016    $   673,143
     Adjustments to reconcile net income to net cash provided
       by operating activities:
        Provision for loan losses                                   111,200        129,200
        Depreciation and amortization, net                          321,254        248,640
        Investment securities losses (gains)                        (43,000)        37,379
        Deferred income taxes                                       (17,504)        33,145
        Decrease (increase) in accrued interest receivable           84,568        (94,935)
        Increase (decrease) in accrued interest payable              (2,404)         7,733
        Other                                                       (11,813)       113,583
                                                                -----------    -----------

         Net cash provided by operating activities                1,001,317      1,147,888
                                                                -----------    -----------

INVESTING ACTIVITIES
     Investment securities available for sale:
        Proceeds from sales                                       1,093,000      1,151,062
        Proceeds from principal repayments and maturities         7,889,765      2,477,874
        Purchases of securities                                  (8,698,262)    (3,380,723)
     Investment securities held to maturity:
        Proceeds from principal repayments and maturities           345,911        339,053
     Net increase in loans                                       (3,686,065)    (6,754,519)
     Purchase of premises and equipment                            (982,396)      (674,720)
     Proceeds from sale of real estate owned                             --         17,590
                                                                -----------    -----------

         Net cash used for investing activities                  (4,038,047)    (6,824,383)
                                                                -----------    -----------

FINANCING ACTIVITIES
     Net increase in deposits                                     3,983,635      1,925,040
     Net increase in short-term borrowings                          318,645        997,333
     Net proceeds from issuance of common stock                          --      2,485,438
     Treasury stock purchased                                      (303,943)            --
     Cash dividends paid                                           (185,275)      (186,850)
                                                                -----------    -----------

         Net cash provided by financing activities                3,813,062      5,220,961
                                                                -----------    -----------

         Increase (decrease) in cash and cash equivalents           776,332       (455,534)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    4,892,264      5,347,798
                                                                -----------    -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                        $ 5,668,596    $ 4,892,264
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

                            TRI-STATE 1ST BANK, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations and Basis of Presentation
     ----------------------------------------------

     A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

     Tri-State 1st Bank, Inc. (the "Company") is an Ohio corporation organized as the holding company of the 1st National Community Bank (the "Bank"), and Gateminder Corporation ("Gateminder"). The Bank is a national banking association headquartered in East Liverpool, Ohio. The Bank's principal sources of revenue emanate from its commercial, commercial mortgage, residential real estate, and consumer loan financing, its investment securities portfolio, as well as a variety of deposit services offered to its customers through seven branch offices and one loan production office which are located in the tri-state area. Gateminder was established by the Company to provide non-banking services to business with automated teller machines ("ATM"). Gateminder sells ATM machines and provides the means for processing transactions for businesses.

     The Company's principal assets are represented by its ownership of the Bank and Gateminder. The Company and Gateminder are supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

     The consolidated financial statements of the Company include its wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation. The investment in subsidiaries on the parent company financial statements is carried at the Company's equity position in the underlying net assets of each entity. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

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

     Common stock of the Federal Home Loan Bank and the Federal Reserve Bank represents ownership in institutions that are wholly-owned by other financial institutions. These equity securities are accounted for at cost and are classified as other assets.

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

     Allowance for Loan Losses
     -------------------------

     The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

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

     Cash Flow Information
     ---------------------

     The Company has defined cash and cash equivalents as those amounts included in the balance sheet captions Cash and due from banks, Interest-bearing deposits with other banks, and Federal funds sold. Cash payments for interest expense in 2001 and 2000 were $1,960,088 and $1,990,127, respectively. Cash (receipts) payments for income taxes in 2001 and 2000 were $108,419 and $(21,091), respectively.

     Reclassification of Comparative Amounts
     ---------------------------------------

     Certain items previously reported have been reclassified to conform to the current year's reporting format. Such reclassifications did not affect net income or retained earnings.

     Recent Accounting Pronouncements
     --------------------------------

     In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 141, Business Combinations, effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for by the purchase method that are completed after June 30, 2001. The new statement requires that the purchase method of accounting be used for all business combinations and prohibits the use of the pooling-of-interests method. The adoption of Statement No. 141 is not expected to have a material effect on the Company's financial position or results of operations.

     In July 2001, the FASB issued FAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. The statement changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. However, the new statement did not amend FAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, which requires recognition and amortization of unidentified intangible assets relating to the acquisition of financial institutions or branches thereof. The FASB has decided to undertake a limited scope project to reconsider the provisions of FAS No. 72 in 2002. Therefore, the adoption of Statement No. 142 is not expected to have a material effect on the Company's financial position or results of operations.

     In August 2001, the FASB issued FAS No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company `s financial statements.

     In October 2001, the FASB issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

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

                                                        2001         2000
                                                      --------     --------

     Weighted average common shares                    733,971      727,460

     Average treasury stock shares                      (6,900)          --
                                                      --------     --------

     Weighted average common shares
        outstanding used to calculate
        basic earnings per share                       727,071      727,460

     Additional common stock equivalents
        (stock options) used to calculate
        diluted earnings per share                       8,343        9,912
                                                      --------     --------

     Weighted average common shares and
        common stock equivalents used to
        calculate diluted earnings per share           735,414      737,372
                                                      ========     ========

     Options to purchase 29,697 shares of common stock at prices from $24.00 to $25.45 were outstanding during 2001 and 2000, but were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.

3.   STOCK DIVIDEND

     On November 7, 2001, the Board of Directors approved a 10 percent stock dividend, payable January 11, 2002 to stockholders' of record as of December 20, 2001. Average shares outstanding and all per share amounts included in the consolidated financial statements are based on the increased number of shares giving retroactive effect to the stock dividend.

4.   INVESTMENT SECURITIES

     The amortized cost and estimated market value of investment securities available for sale are as follows:

                                                            2001
                                    ------------------------------------------------------
                                                     Gross         Gross        Estimated
                                     Amortized     Unrealized    Unrealized      Market
                                       Cost          Gains         Losses         Value
                                    -----------   -----------   -----------    -----------
     U.S. Treasury securities and
       other U.S. Government
       agency securities            $10,760,595   $   192,805   $   (14,722)   $10,938,678
     Obligations of states and
       political subdivisions         8,363,780       196,832       (30,703)     8,529,909
     Mortgage-backed securities       1,557,740        11,229            --      1,568,969
                                    -----------   -----------   -----------    -----------
          Total                     $20,682,115   $   400,866   $   (45,425)   $21,037,556
                                    ===========   ===========   ===========    ===========

                                                             2000
                                    ------------------------------------------------------
                                                     Gross         Gross        Estimated
                                     Amortized     Unrealized    Unrealized      Market
                                       Cost          Gains         Losses         Value
                                    -----------   -----------   -----------    -----------
     U.S. Treasury securities and
       other U.S. Government
       agency securities            $12,733,759   $    60,857   $   (61,162)   $12,733,454
     Obligations of states and
       political subdivisions         8,016,435        90,038       (27,996)     8,078,477
     Mortgage-backed securities         187,180           184          (630)       186,734
                                    -----------   -----------   -----------    -----------
          Total                     $20,937,374   $   151,079   $   (89,788)   $20,998,665
                                    ===========   ===========   ===========    ===========

The amortized cost and estimated market value of investment securities held to maturity are as follows:

                                                        2001
                                  --------------------------------------------------
                                                 Gross        Gross       Estimated
                                   Amortized   Unrealized   Unrealized      Market
                                     Cost        Gains        Losses        Value
                                  ----------   ----------   ----------    ----------
     Obligations of states and
       political subdivisions     $1,144,366   $   43,055   $       --    $1,187,421
     Mortgage-backed securities       53,570        1,405           (7)       54,968
                                  ----------   ----------   ----------    ----------

     Total                        $1,197,936   $   44,460   $       (7)   $1,242,389
                                  ==========   ==========   ==========    ==========

                                                        2000
                                  --------------------------------------------------
                                                 Gross        Gross       Estimated
                                   Amortized   Unrealized   Unrealized      Market
                                     Cost        Gains        Losses        Value
                                  ----------   ----------   ----------    ----------
     Obligations of states and
       political subdivisions     $1,453,684   $   36,399   $     (264)   $1,489,819
     Mortgage-backed securities       91,698          851          (56)       92,493
                                  ----------   ----------   ----------    ----------

     Total                        $1,545,382   $   37,250   $     (320)   $1,582,312
                                  ==========   ==========   ==========    ==========

     The amortized cost and estimated market value of debt securities by contractual maturity at December 31, 2001 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                        AVAILABLE FOR SALE          HELD TO MATURITY
                                    -------------------------   -------------------------
                                                   Estimated                   Estimated
                                     Amortized       Market      Amortized       Market
                                       Cost          Value         Cost          Value
                                    -----------   -----------   -----------   -----------
     Due in one year or less        $   825,391   $   837,965   $    75,000   $    76,153
     Due after one year through
       five years                    11,311,109    11,559,164       572,572       592,936
     Due after five years through
       ten years                      6,849,424     6,929,416       550,364       573,300
     Due after ten years              1,696,191     1,711,011            --            --
                                    -----------   -----------   -----------   -----------

     Total                          $20,682,115   $21,037,556   $ 1,197,936   $ 1,242,389
                                    ===========   ===========   ===========   ===========

     Proceeds from the sales of securities available for sale and the gross realized gains and losses for the years ended December 31, were as follows:

                                                 2001               2000
                                             -----------        -----------
     Proceeds from sales                     $ 1,093,000        $ 1,151,062
     Gross realized losses                            --             37,379
     Gross realized gains                        (43,000)                --

     Investment securities with an amortized cost of $8,025,392 and $11,060,970 and an estimated market value of $8,171,140 and $11,049,541, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and other purposes as required by law at December 31, 2001 and 2000.

5.   LOANS

     Major classifications of loans are summarized as follows:

                                                    2001            2000
                                                -----------     -----------
     Commercial and agricultural                $16,083,028     $12,667,468
     Real estate mortgages:
          Residential                            18,248,069      17,757,042
          Construction                              145,237              --
          Commercial                              3,056,873       3,489,968
     Consumer                                     5,233,426       5,321,541
                                                -----------     -----------
                                                 42,766,633      39,236,019
     Less allowance for loan losses                 443,350         447,914
                                                -----------     -----------

        Net loans                               $42,323,283     $38,788,105
                                                ===========     ===========

5.   LOANS

     The Company grants consumer, commercial, and mortgage loans to customers throughout its trade area that encompasses the immediate tri-state area of East Liverpool, Ohio. Although the Company has a diversified loan portfolio, at December 31, 2001 and 2000, a substantial portion of its debtors' ability to honor their loan agreements is dependent upon the economic stability of the tri-state area.

     Non-performing loans are comprised of commercial, mortgage, and consumer loans which are on a nonaccrual basis, or contractually past due 90 days or more as to interest or principal payment but are not on nonaccrual status because they are well secured or in process of collection. The Company had non-performing loans of $286,109 and $192,060 as of December 31, 2001 and 2000, respectively. The Company had no impaired loans at December 31, 2001 or 2000.

     As of December 31, 2001, aggregate loans of $60,000 or more extended to officers, Directors, and related affiliates or associates were $1,165,319. A summary of activity during the year is as follows:

                                            Amount
           2000           Additions        Collected             2001
      -------------  ---------------   -----------------   -----------------

      $   1,783,208    $   514,917       $   1,132,806       $   1,165,319

6.   ALLOWANCE FOR LOAN LOSSES

     Changes in the allowance for loan losses for the years ended December 31, are as follows:

                                                        2001         2000
                                                      --------     --------
     Balance, January 1                               $447,914     $375,280
     Add:
          Provision charged to operations              111,200      129,200
          Recoveries                                    34,686       63,514
     Less loans charged off                            150,450      120,080
                                                      --------     --------

     Balance, December 31                             $443,350     $447,914
                                                      ========     ========

7.   PREMISES AND EQUIPMENT

     Major classifications of premises and equipment are summarized as follows at December 31:

                                                     2001           2000
                                                  ----------     ----------
     Land and improvements                        $  423,966     $  397,980
     Buildings and improvements                    2,250,151      1,552,656
     Leasehold improvements                          609,584        241,704
     Furniture, fixtures, and equipment            1,553,798      1,255,750
     Construction in-progress                             --        407,011
                                                  ----------     ----------
                                                   4,837,499      3,855,101
     Less accumulated depreciation                 1,537,506      1,271,229
                                                  ----------     ----------

     Total                                        $3,299,993     $2,583,872
                                                  ==========     ==========

     Construction in-progress represents the costs incurred to date for two new branch offices of the Bank, which were completed in 2001. Depreciation and amortization charged to operations was $266,277 in 2001 and $189,981 in 2000.

8.   DEPOSITS

     Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $3,854,379 and $4,814,373 at December 31, 2001 and 2000, respectively.

     Maturities on time deposits of $100,000 or more are as follows at December 31, 2001:

     Within three months                                         $2,111,029
     Beyond three but within six months                             508,758
     Beyond six but within twelve months                            742,091
     Beyond one year                                                492,501
                                                                 ----------

     Total                                                       $3,854,379
                                                                 ==========

9.   SHORT-TERM BORROWINGS

     Short-term borrowings can consist of federal funds purchased, securities sold under agreement to repurchase, and FHLB adjustable rate borrowings with terms of 30 days or less.

     The outstanding balances and related information for short-term borrowings are summarized as follows:

                                          2001                   2000
                                   -------------------   ----------------------
                                     Amount      Rate      Amount       Rate
                                   ----------   ------   ----------   ---------
     Balance at year-end           $5,805,177    2.00%   $5,486,532        5.37%
     Average balance outstanding
        during the year             5,814,225    3.01     5,320,419        5.26
     Maximum amount outstanding
        at any month-end            6,668,373             6,953,070


     At December 31, 2001 and 2000, short-term borrowings consisted exclusively of securities sold under agreement to repurchase to one customer.

     The Bank also has a line of credit with a borrowing limit of approximately $12.4 million with the Federal Home Loan Bank of Cincinnati ("FHLB") as of December 31, 2001. This credit line is subject to annual renewal and incurs no service charges. Outstanding borrowings on this line are collateralized by a blanket security agreement on qualified residential mortgage loans and the Bank's investment in stock of the FHLB. There were no significant borrowings outstanding on this line of credit for the years ended December 31, 2001 or 2000.

10.  OTHER EXPENSES

     The following is an analysis of other expenses:

                                                       2001         2000
                                                    ----------   ----------
     Stationery, printing, and supplies             $  143,965   $  145,240
     State franchise tax                                77,385       68,000
     Postage                                            66,917       79,285
     ATM and debit card processing and supplies         74,502       62,222
     Advertising and public relations                   69,707       58,413
     Other                                             590,410      518,826
                                                    ----------   ----------

     Total                                          $1,022,886   $  931,986
                                                    ==========   ==========


11.  INCOME TAXES

     The provision for income taxes consists of:

                                                2001                 2000
                                              ---------           ---------
     Current                                  $ 128,922           $  80,255
     Deferred                                   (17,504)             33,145
                                              ---------           ---------

          Total                               $ 111,418           $ 113,400
                                              =========           =========


     The components of the net deferred tax assets (liabilities) are as follows at December 31:

                                                      2001          2000
                                                   ---------     ---------
     Deferred tax assets:
          Provision for loan losses                $ 128,153     $ 135,345
          Other                                       11,760         9,039
                                                   ---------     ---------
             Gross deferred tax assets               139,913       144,384
                                                   ---------     ---------

     Deferred tax liabilities:
          Net unrealized gain on securities          120,850        20,839
          Depreciation                                26,960        24,690
          Accrual to cash conversion                 108,713       141,012
          Deferred loan fees                          36,748        33,454
          FHLB stock dividend                         27,164        22,404
                                                   ---------     ---------
             Gross deferred tax liabilities          320,435       242,399
                                                   ---------     ---------

             Net deferred tax liabilities          $(180,522)    $ (98,015)
                                                   =========     =========

     The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

                                           2001                  2000
                                   --------------------- ---------------------
                                            % of Pre-tax          % of Pre-tax
                                     Amount    Income     Amount     Income
                                   ---------    ----     ---------    ----
     Provision at statutory rate   $ 227,948    34.0%    $ 267,425    34.0%
     Effect of tax-free income      (123,752)   (18.5)    (168,118)   (21.4)
     Other                             7,222     1.1        14,093     1.8
                                   ---------    ----     ---------    ----

     Actual tax expense and
       effective rate              $ 111,418    16.6%    $ 113,400    14.4%
                                   =========    ====     =========    ====

12.  EMPLOYEE BENEFITS

     Savings Plan
     ------------

     The Bank maintains a trusteed Section 401(k) plan for all eligible employees. The Bank makes matching contributions for eligible employees of 25 percent of the employee contributions annually, to a maximum of 12 percent of base salary. The Bank also makes discretionary contributions as determined annually by the Board of Directors. The Bank's total contribution to this plan was $27,925 in 2001 and $32,949 in 2000.

     ESOP
     ----

     The Company also maintains an ESOP covering substantially all employees and officers. The Trustee has discretionary authority to purchase shares of common stock of the Company in the open market. The amount of the contribution to the ESOP is at the discretion of the Board of Directors with benefits vesting over a seven-year period. Contributions of $6,500 and $8,000 were recorded during 2001 and 2000, respectively. The Trustee held 5,665 shares of the Company's common stock at December 31, 2001 and 2000.

     Stock Option Plan
     -----------------

     The Company maintains a stock option plan for the directors, officers, and key employees. During 2001, the Company authorized additional options for the purchase of 38,500 shares of its common stock which are available for future grant. The stock options typically have expiration terms of five or ten years, subject to certain extensions and early terminations and are fully vested on the grant date. The per share exercise price of a stock option granted shall, at a minimum, equal the fair market value of a share of common stock on the date the option is granted. Proceeds from the exercise of the stock are credited to common stock.

     Stock Option Plan
     -----------------

     The following table presents share data related to the outstanding options:

                                                 Weighted-         Weighted-
                                                  average           average
                                                 Exercise          Exercise
                                          2001     Price    2000     Price
                                         ------   ------   ------   ------

     Outstanding, at beginning of year   72,360   $20.15   57,620   $18.80
          Granted                            --       --   14,740    25.45
          Exercised                          --       --       --       --
          Forfeited                          --       --       --       --
                                         ------            ------

     Outstanding, at end of year         72,360    20.15   72,360    20.15
                                         ======            ======

     Exercisable, at end of year         72,360    20.15   72,360    20.15
                                         ======            ======


     The following table summarizes the characteristics of stock options outstanding at December 31, 2001:

                                     Outstanding
                                         and      Contractual   Average
          Grant            Exercise  Exercisable    Average     Exercise
           Date              Price      Shares       Life        Price
     ---------------       --------  -----------  -----------   --------
     August 14, 1997        $13.88      22,312       0.62        $13.88
     August 20, 1998         20.36      20,351       1.63         20.36
     August 25, 1999         24.00      14,959       7.65         24.00
     August 24, 2000         25.45      14,738       9.65         25.45
                                       -------
                                        72,360                    20.15
                                       =======


     The Company accounts for its stock option plans under provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Under this Opinion, no compensation expense has been recognized with respect to the plans because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date.

     For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option pricing model. The model requires the use of subjective assumptions which can materially affect fair value estimates. Therefore, the pro-forma results are estimates of results of operations as if compen-sation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions for grants in 2000: (1) expected dividend yields were two percent; (2) risk-free interest rates ranging from 5.29 percent to 6.68 percent; (3) expected volatility of
     5.00 percent; and (4) expected lives of options of ten years.

     -----------------

     Had compensation expense for the stock option plans been recognized in accordance with the fair-value accounting provisions of SFAS No. 123, "Accounting for Stock-based Compensation," net income applicable to common stock, basic and diluted net income per common share for the years ended December 31, would have been as follows:

                                                                    2000
                                                                -----------
     Net income applicable to common stock:
          As reported                                           $   673,143
          Pro forma                                                 617,001
     Basic net income per common share:
          As reported                                           $      0.93
          Pro forma                                                    0.85
     Diluted net income per common share:
          As reported                                           $      0.91
          Pro forma                                                    0.84


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

     The off-balance sheet commitments were comprised of the following at December 31:

                                                   2001             2000
                                                ----------       ----------
     Commitments to extend credit               $6,770,928       $3,938,254
     Standby letters of credit                   1,169,166        1,609,974


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

14.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values at December 31, of the Company's financial instruments are as follows:

                                                  2001                            2000
                                      ---------------------------     ---------------------------
                                       Carrying          Fair           Carrying         Fair
                                         Value           Value            Value          Value
                                      -----------     -----------     -----------     -----------
     Financial assets:
     Cash and due from banks,
        interest-bearing deposits
        with other banks, and
        federal funds sold            $ 5,668,596     $ 5,668,596     $ 4,892,264     $ 4,892,264
     Investment securities             22,235,492      22,279,945      22,544,047      22,580,977
     Net loans                         42,323,283      42,655,000      38,788,105      39,681,759
     Regulatory stock                     333,950         333,950         319,150         319,150
     Accrued interest receivable          485,687         485,687         570,255         570,255
                                      -----------     -----------     -----------     -----------

             Total                    $71,047,008     $71,423,178     $67,113,821     $68,044,405
                                      ===========     ===========     ===========     ===========

     Financial liabilities:
     Deposits                         $59,584,688     $60,116,449     $55,601,053     $55,741,053
     Short-term borrowings              5,805,177       5,805,177       5,486,532       5,486,532
     Accrued interest payable              80,260          80,260          82,664          82,664
                                      -----------     -----------     -----------     -----------

             Total                    $65,470,125     $66,001,886     $61,170,249     $61,310,249
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

     The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

     Cash and Due from Banks, Interest-bearing Deposits with Other Banks,
     --------------------------------------------------------------------
     Federal Funds Sold, Regulatory Stock, Accrued Interest Receivable,
     ------------------------------------------------------------------
     Short-term Borrowings, and Accrued Interest Payable
     ---------------------------------------------------

     The fair value is equal to the current carrying value.

     Investment Securities
     ---------------------

     The fair value of investment securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

     Loans and Deposits
     ------------------

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

15.  REGULATORY MATTERS

     Cash and Due from Banks
     -----------------------

     The district Federal Reserve Bank requires the Bank to maintain certain reserve balances. As of December 31, 2001 and 2000, the Bank had required reserves of $707,000 and $631,000, respectively, comprised of vault cash and a depository amount held with the Federal Reserve Bank.

     Loans
     -----

     Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank's capital.

     Dividends
     ---------

     The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by a national bank. Prior approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits, as defined for the year, combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Using this formula, the amount available for payment of dividends by the Bank to the Company in 2002, without approval of the Comptroller, will be limited to approximately $1,259,000 plus 2002 net profits retained up to the date of the dividend declaration.

     Capital Requirements
     --------------------

     Federal regulations require the Company to maintain minimum amounts of capital. Specifically, the Company and the Bank are required to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average total assets. Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

     --------------------

     In addition to capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

     As of December 31, 2001 and 2000, the FDIC categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively.

     The capital position of the Bank does not materially differ from the Company's; therefore, the following table sets forth the Company's capital position and minimum requirements as of December 31:

                                            2001                 2000
                                     ------------------    ------------------
                                       Amount     Ratio      Amount     Ratio
                                     ----------   -----    ----------   -----
     Total Capital
       (to Risk-weighted Assets)

     Actual                          $8,903,411   18.97%   $8,822,863   21.59%
     For Capital Adequacy Purposes    3,754,106    8.00     3,269,280    8.00
     To Be Well Capitalized           4,692,633   10.00     4,086,610   10.00

     Tier I Capital
       (to Risk-weighted Assets)

     Actual                          $8,460,061   18.03%   $8,374,950   20.49%
     For Capital Adequacy Purposes    1,877,053    4.00     1,634,640    4.00
     To Be Well Capitalized           2,815,580    6.00     2,451,960    6.00

     Tier I Capital
       (to Average Assets)

     Actual                          $8,460,061   10.96%   $8,374,950   11.98%
     For Capital Adequacy Purposes    2,315,755    3.00     2,777,010    4.00
     To Be Well Capitalized           3,859,592    5.00     3,471,250    5.00


16.  COMMON STOCK OFFERING

     On September 23, 1999, the Board of Directors approved the offering of the Company's common stock to existing shareholders and the public. The offering began on December 14, 1999, after receiving approval from the Securities and Exchange Commission. Total shares offered were 148,110 at a price of $27 per share. The offering was closed at the end of May 2000. The Company used these proceeds for additional capitalization of Gateminder and the Bank, as well as financing the construction of two branch offices for the Bank.

17.  PARENT COMPANY

     Following are condensed financial statements for the parent company:

                             CONDENSED BALANCE SHEET

                                                                               December 31,
                                                                           2001            2000
                                                                        -----------    -----------
     ASSETS
        Cash                                                            $   891,481    $ 1,113,587
        Investment in subsidiaries                                        7,856,967      7,075,736
        Other assets                                                         10,000        305,185
                                                                        -----------    -----------

          TOTAL ASSETS                                                  $ 8,758,448    $ 8,494,508
                                                                        ===========    ===========

     OTHER LIABILITIES                                                  $     1,754    $        --
     STOCKHOLDERS' EQUITY                                                 8,756,694      8,494,508
                                                                        -----------    -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $ 8,758,448    $ 8,494,508
                                                                        ===========    ===========

                          CONDENSED STATEMENT OF INCOME

                                                                               December 31,
                                                                           2001            2000
                                                                        -----------    -----------
     INCOME                                                             $    11,908    $     2,438

     EXPENSES                                                                23,838         17,325
                                                                        -----------    -----------

        Loss before income taxes                                            (11,930)       (14,887)
        Income tax benefit                                                   (6,144)        (5,822)
                                                                        -----------    -----------

        Loss before equity in undistributed
          earnings of subsidiaries                                          (18,074)        (9,065)
        Equity in undistributed earnings of subsidiaries                    577,090        682,208
                                                                        -----------    -----------

     NET INCOME                                                         $   559,016    $   673,143
                                                                        ===========    ===========

                                                                               December 31,
                                                                           2001            2000
                                                                        -----------    -----------
     OPERATING ACTIVITIES
        Net income                                                      $   559,016    $   673,143
        Adjustment to reconcile net income to net cash
          provided by operating activities:
            Equity in undistributed earnings of subsidiaries               (577,090)      (682,208)
            Other, net                                                        5,186         11,659
                                                                        -----------    -----------
                 Net cash provided by (used for) operating activities       (12,888)         2,594
                                                                        -----------    -----------

     INVESTING ACTIVITIES
        Net decrease (increase) in loans receivable                         290,000       (300,000)
                                                                        -----------    -----------
                 Net cash provided by (used for) investing activities       290,000       (300,000)
                                                                        -----------    -----------

     FINANCING ACTIVITIES
        Capital contribution to banking subsidiary                               --       (850,000)
        Capital contribution to service corporation subsidiary              (10,000)       (56,450)
        Cash dividends paid including cash paid in lieu of
          fractional shares                                                (185,275)      (186,850)
        Treasury stock purchase                                            (303,943)            --
        Net proceeds from issuance of common stock                               --      2,485,438
                                                                        -----------    -----------
                 Net cash provided by (used for) financing activities      (499,218)     1,392,138
                                                                        -----------    -----------

                 Net increase (decrease) in cash                           (222,106)     1,094,732

     CASH AT BEGINNING OF YEAR                                            1,113,587         18,855
                                                                        -----------    -----------

     CASH AT END OF YEAR                                                $   891,481    $ 1,113,587
                                                                        ===========    ===========

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is Management's discussion and analysis of the financial condition and results of operations of Tri-State 1st Bank, Inc. for the years ended December 31, 2001 and 2000. The discussion should be read in conjunction with the consolidated financial statements and notes thereto and the summary financial information included elsewhere in this annual report.

Business
--------

Tri-State 1st Bank, Inc. (the "company") is an Ohio Corporation organized as the parent company of 1st National Community Bank (the "bank"), and Gateminder Corporation ("Gateminder"). The company was formed in April 1996, and controls all of the capital stock of the bank, a national banking association and Gateminder Corporation, an Ohio corporation. The company is a bank holding company regulated by the Board of Governors of the Federal Reserve System.

The bank, chartered as a national banking association in June 1987 and headquartered in East Liverpool, Ohio, conducts business through seven full-service banking offices and one limited-service loan production office. Branch offices are located throughout the tri-state area of Columbiana County, Ohio; Hancock County, West Virginia; and Beaver County, Pennsylvania. The bank operates as a community bank, offering a variety of financial services by accepting demand and time deposits from the general public and together with borrowings and other funds, using the proceeds to originate commercial and consumer type loans and the purchasing of investment securities. The bank's deposits are insured to the legal maximum amount provided by the Federal Deposit Insurance Corporation.

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

The lending strategy of the bank has historically focused on the origination of real estate commercial mortgages, one-to-four family mortgage loans, working capital commercial loans in the form of credit lines and term notes, personal loans, automobile loans and home equity loans.

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

Summary of Financial Condition
------------------------------

The consolidated assets of Tri-State 1st Bank were $74,533,000 at December 31, 2001, an increase of $4,641,000 or 6.6% over assets at December 31, 2000. Total loans for the year grew by $3,531,000 or 9.0% and comprised most of the asset growth. Funding for the asset growth was provided by deposits and short-term borrowings, which increased by $3,984,000 or 7.2% and $319,000 or 5.8%, respectively. Total earning assets, which principally include loans, investment securities and federal funds sold equaled $66,521,000 at December 31, 2001, an increase of $3,325,000 or 5.3% over total earning assets at December 31, 2000.

Federal Funds Sold and Investment Securities
--------------------------------------------

Federal funds sold at December 31, 2001 totaled $1,450,000 up $100,000 or 7.4% from year-end 2000. On an average basis, federal funds sold for the year were $4.9 million compared to $2.9 million for the same prior year period. The company generally attempts to average between $2 million and $4 million in federal funds sold, however, this range may shift as deposits increase or as cash liquidity needs change.

The investment activities of the company play a key role in managing the overall yield on earning assets while supporting interest rate sensitivity and liquidity positions. Securities purchased with the intent and ability to retain until maturity are classified as held to maturity and carried at amortized cost. All other securities are classified as securities available for sale and are carried at market value. The decision to purchase or sell securities is based upon the current assessment of economic and financial conditions, including the interest rate environment and other on and off-balance sheet positions.

Investment securities available for sale were $21,038,000 at December 31, 2001. This compares to $20,999,000 at December 31, 2000, an increase of $39,000 or 0.2%. Although the year-end balance increased only slightly in 2001, the overall volume of securities that were purchased, called or matured increased significantly. During 2001, securities totaling $8.7 million were purchased compared to $3.4 million in 2000. Securities called or matured totaled $7.9 million in 2001 compared to $2.5 million in 2000. The increased activity for the year stemmed from the significant reduction in interest rates throughout 2001 as many callable securities were refinanced to lower rates.

Investment securities held to maturity decreased $347,000 or 22.5% in 2001 when compared to the prior year as a result of principal pay-downs, maturities and calls as there were no purchases in 2001.

Loans
-----

Total loans for the year grew by 9.0%, increasing to $42,767,000 at December 31, 2001 and representing an increase of $3,531,000 for the year. Loans originated in 2001 increased by 22% to $21 million, however pay-offs for the year were also up significantly. The drastic decrease in interest rates in 2001 brought about historically low rates providing an opportunity for debtors to refinance at lower rates. Refinancing for consumer type borrowings was up significantly over last year while commercial loans appeared to remain rather stable. Many of the bank's commercial loans are adjustable rate loans indexed to a prime lending rate which fell sharply in 2001 benefiting many of the businesses without having to refinance. The overall composition of the portfolio changed during the year as demand for commercial and residential real-estate loans remained strong and comprised much of the loan growth for the year.

Deposits
--------

Deposits are generally the bank's primary source for funding its earning assets. The bank offers a wide variety of products designed to attract new customers and retain existing customers while at the same time attempting to maintain a cost-effective funding source. Total deposits were up $3,984,000 or 7.2% when compared to total deposits at December 31, 2000. Money market accounts and savings were the only deposit accounts to decrease for the year. Money markets decreased by 6.2% or $223,000 and savings by 1.7% or $177,000. Demand deposits increased by $1,213,000 or 14.2%, while time deposits increased by $2,789,000 or 14.1%

Borrowings
----------

The company may from time to time uses various funding sources other than deposits to provide the funds necessary for the loan and investment securities portfolios. Alternative funding sources may include securities sold under repurchase agreements and advances with the Federal Home Loan Bank of Cincinnati. These funding sources are often used when deposit growth is insufficient to support earning asset growth.

At December 31, 2001 and 2000 total borrowings consisted solely of securities sold under repurchase agreements. These securities, which are agreements with customers of the bank and are collateralized by various bank owned investment securities, totaled $5,805,000, an increase of $318,000 or 5.8%.

Summary of Earnings
-------------------

The company's 2001 net income was $559,000, a decrease of $114,000, or 17.0%, from 2000's net income of $673,000. The decrease in net income for the year was a result of an increase in operating expenses offset by only moderate increases in net interest income and noninterest income. The sharp decline in interest rates in 2001 negatively impacted the company's net interest margin at a time when operating costs were increasing as a result of the opening two new branch banking offices during the year.

On a per share basis, net income for 2001 was $0.77 per basic share and $0.76 per diluted share. This compares to 2000's net income per share of $0.93 and $0.91 for basic and diluted shares, respectively. Average shares outstanding for 2001 were 727,071, a slight decrease from the previous year due to the repurchase of 13,673 shares of the company's common stock at various times throughout the year.

Interest Income
---------------

Interest income on loans increased $70,000 or 2.0% during 2001 when compared to 2000. This increase was a result of a $3,707,000 or 10.2% increase in the average loan balance outstanding during the period offset by a 73 basis point decrease on the yield earned.

Interest income on federal funds sold and interest-bearing deposits decreased $8,000 or 4.3% during 2001 when compared to 2000 due to a 279 basis point decrease in the yield earned offset by a $2,035,000 or 70.0% increase in the average balance outstanding during the same period.

Interest income earned on investment securities decreased in 2001 by $51,000 or 3.8% from 2000. This decrease was a result of a decrease of 6 basis points on the yield earned for the year as well as a $1,706,000 or 7.0% decrease in the average balance outstanding.

Interest Expense
----------------

Interest expense on deposits for 2001 increased $65,000 or 3.8% over 2000's interest expense due to a $4,271,000 or 9.0% increase in total average interest-bearing deposits outstanding offset by a 17 basis point decrease in the rate paid on these deposits during the same period.

Interest expense on short-term borrowings decreased $105,000 or 37.5% in 2001 when compared to 2000 and was due to a decrease of 225 basis points on the rate paid on these funds offset by an increase of $494,000 or 9.3% in the average balance of borrowed funds outstanding.

Average Balances and Average Yields
-----------------------------------

The following table sets forth certain information relating to the company's consolidated average balance sheets and statements of income for the years ended December 31, 2001 and 2000, and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods shown.

                                                                     For the Year Ended
                                          ------------------------------------------------------------------------------
                                                           2001                                    2000
                                          ----------------------------------     ---------------------------------------
                                                                     Average                                   Average
                                            Average                   Yield/       Average                     Yield/
                                            Balance      Interest      Rate        Balance        Interest      Rate
                                          -----------   -----------    ----      -----------    -----------     ----
Interest-earning assets:
  Interest-bearing deposits
    with other banks and federal
    funds sold                            $ 4,944,615   $   178,782    3.62%     $ 2,909,129    $   186,401     6.41%
  Taxable investment securities            14,062,744       921,725    6.55%      14,308,716        883,545     6.17%
  Non taxable investment
      securities (2)                        8,282,074       550,862    6.65%       9,742,256        686,684     7.05%
  Loans (1)(2)                             40,053,657     3,564,384    8.90%      36,346,979      3,498,848     9.63%
                                          -----------   -----------    ----      -----------    -----------     ----
    Total interest-earning assets          67,343,090     5,215,753    7.75%      63,307,080      5,255,478     8.30%
                                                        -----------                             -----------
Noninterest-earning assets                  8,302,915                              6,459,665
                                          -----------                            -----------

     Total assets                         $75,646,005                            $69,766,745
                                          ===========                            ===========

Interest-bearing liabilities:
  Interest bearing demand                 $15,704,433       329,437    2.10%     $14,290,338        372,354     2.61%
  Money market accounts                     4,005,120        89,450    2.23%       4,186,673        114,104     2.73%
  Savings deposits                         10,572,678       198,997    1.88%      10,820,144        270,406     2.50%
  Time deposits                            21,699,873     1,164,640    5.37%      18,413,584        960,893     5.22%
  Short-term borrowings                     5,814,225       175,160    3.01%       5,320,419        280,103     5.26%
                                          -----------   -----------    ----      -----------    -----------     ----
    Total interest-bearing liabilities     57,796,329     1,957,684    3.39%      53,031,158      1,997,860     3.77%
                                                        -----------                             -----------
Noninterest-bearing liabilities             9,152,245                             10,486,808
Stockholders' equity                        8,697,431                              6,248,779
                                          -----------                            -----------

     Total liabilities and
        stockholders' equity              $75,646,005                            $69,766,745
                                          ===========                            ===========

Net earning assets                        $ 9,546,761                            $10,275,922
                                          ===========                            ===========
Net interest income                                     $ 3,258,069                             $ 3,257,618
                                                        ===========                             ===========
Net interest spread (3)                                                4.37%                                    4.54%
                                                                       ====                                     ====
Net interest margin (4)                                                4.84%                                    5.15%
                                                                       ====                                     ====

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

Provision and Allowance for Loan Losses
---------------------------------------

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

The provision for loan losses charged to operations in 2001 was $111,000, compared to $129,000 charged in 2000. This represents an $18,000 or 13.9% decrease for the year. The factors that effected the amount of the provision for loan losses for the year were credit risks inherent in the portfolio, loan quality, economic conditions and management's ongoing analysis of the adequacy of the allowance for loan losses.

Actual loan losses, net of recoveries, were $116,000 in 2001 compared to $57,000 incurred in 2000. Total charge-offs for the year were mostly from consumer type loans while recoveries were down from the previous year due to one-time recoveries collected in 2000.

The company's allowance for loan losses was $443,000 at year-end 2001 compared to $448,000 at year-end 2000. The company believes that the allowance for loan losses at December 31, 2001 of $443,000 is adequate to cover losses inherent in the portfolio as of such date. However, there can be no assurance that the company will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 2001.

Other Operating Income
----------------------

Total other operating income, excluding the gains and losses incurred from investment securities that were sold, totaled $779,000, an increase of $79,000 or 11.3% over 2000. Service fees on deposit accounts increased $44,000 or 8.9% in 2001 and were a result of continued growth in the number of accounts serviced by the bank, and to a lessor extent, increases in the fees charged for these services. Other operating income increased $35,000 or 17.1% due to an increase in transaction based fees such as ATM and Debit card usage as well as an overall increase in other bank service fees.

Investment securities available for sale totaling $1.1 million were sold in 2001 and resulted in a gain of $43,000 for the year. For 2000, securities totaling $1.2 million were sold, resulting in a net loss of $37,000. The sales for both periods were in conjunction with the interest rate environments at the time of the sales based upon preemptive measures against anticipated future interest rate changes.

Other Operating Expense
-----------------------

Total salary and employee benefits increased $127,000 or 9.3% in 2001. Salaries and wages increased $116,000 or 10.6% due to the hiring of additional personnel throughout 2001 as well as normal merit increases relating to existing employees. Total full-time equivalent employees increased from 54 in 2000 to 57 in 2001, an increase of 5.5%. The increase in full-time equivalents was a result of an overall increase in staffing level needs with the opening of two new branch banking facilities in early 2001. Total employee benefit costs for the year increased by $11,000 due mainly to an overall increase in employee related benefit costs, offset by a reduction in pension costs.

Net occupancy expense increased $75,000 or 26.2% in 2001 due to increased costs associated with the expansion of the bank's branch banking network. Construction was completed in 2001 for two new branch-banking facilities located in Midland, Pennsylvania and downtown East Liverpool, Ohio. The Midland branch facility replaced a temporary facility that was used for the Midland branch while the downtown East Liverpool branch was an expansion office.

Furniture and equipment costs increased $52,000 or 29.3% in 2001 from 2000. The increase for the year was mostly due to an increase in depreciation and equipment costs associated with the bank's two new branch banking facilities opened in 2001.

Other expenses increased $91,000 or 9.8%, in 2001. Increases for the year included; (1) an increase of $15,000 in consulting fees, (2) $12,000 increase in advertising expense, (3) a $12,000 increase in ATM and Debit card processing expense, (4) a $16,000 increase in stationary, printing and supplies expense and
(5) an overall increase general and administrative costs.

The provision for income tax was $111,000 in 2001 compared to $113,000 in 2000. This represents a decrease of $2,000 or 1.7% and is due mostly to a decrease in taxable income.

Capital Resources
-----------------

Total consolidated stockholders' equity increased $262,000 or 3.1% when compared to December 31, 2000. Contributing to the increase in total stockholders equity for the year was; net income of $559,000 less cash dividends declared to shareholders of $185,000, and a net unrealized gain on investment securities available for sale of $194,000, offset by treasury stock purchased in the amount of $304,000.

Liquidity
---------

The liquidity of a banking institution reflects its ability to provide funds to meet loan requests, to accommodate the possible outflows of deposits and to take advantage of interest rate market opportunities. It requires continuous analysis by management in order to match the maturaties of short-term loans and investments with the various types of deposits and borrowings. Liquidity is normally considered in terms of the nature and the mix of the bank's sources and uses of funds.

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