Form 10KSB, Exhibit 13
period 2002-12-31
TRI STATE 1ST BANK INC
filed 2003-03-17
CIK 1010398

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders

Tri-State 1st Banc, Inc.

We have audited the consolidated balance sheet of Tri-State 1st Banc, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tri-State 1st Banc, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/    S. R. Snodgrass, A.C.

1000 Stonewood Drive

Suite 200

Wexford, PA 15090

Phone 724-934-0344

Fax      724-934-0345

February 5, 2003

TRI-STATE 1ST BANC, INC.

CONSOLIDATED BALANCE SHEET

	December 31,
	2002	2001
ASSETS
Cash and due from banks	$4,807,465	$4,150,121
Interest-bearing deposits with other banks	72,133	68,475
Federal funds sold	—	1,450,000

Cash and cash equivalents	4,879,598	5,668,596
Investment securities available for sale	22,354,936	21,037,556
Investment securities held to maturity (market value of $1,005,188 and $1,242,389)	932,553	1,197,936
Loans	45,395,942	42,766,633
Less allowance for loan losses	514,276	443,350

Net loans	44,881,666	42,323,283
Premises and equipment	3,361,803	3,299,993
Accrued interest and other assets	947,671	1,006,040

TOTAL ASSETS	$77,358,227	$74,533,404

LIABILITIES
Deposits:
Noninterest-bearing demand	$9,822,378	$9,773,483
Interest-bearing demand	13,494,969	13,411,836
Money market	3,842,359	3,373,053
Savings	11,617,664	10,480,953
Time	23,357,634	22,545,363

Total deposits	62,135,004	59,584,688
Short-term borrowings	5,206,114	5,805,177
Accrued interest and other liabilities	406,517	386,846

TOTAL LIABILITIES	67,747,635	65,776,711

STOCKHOLDERS’ EQUITY
Common stock, no par value; 3,000,000 shares authorized, 915,764 and 917,464 shares issued	8,182,945	8,142,398
Retained earnings	914,595	683,647
Treasury stock, at cost (1,881 and 17,091 shares)	(34,755)	(303,943)
Accumulated other comprehensive income	547,807	234,591

TOTAL STOCKHOLDERS’ EQUITY	9,610,592	8,756,693

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$77,358,227	$74,533,404

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,
	2002	2001
INTEREST INCOME
Loans, including fees	$3,450,872	$3,559,548
Interest-bearing deposits with other banks	6,903	2,693
Federal funds sold	51,487	176,089
Investment securities:
Taxable	817,766	921,724
Exempt from federal income tax	386,726	363,569

Total interest income	4,713,754	5,023,623

INTEREST EXPENSE
Deposits	1,257,470	1,782,525
Short-term borrowings	114,484	175,159

Total interest expense	1,371,954	1,957,684

NET INTEREST INCOME	3,341,800	3,065,939
Provision for loan losses	108,000	111,200

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,233,800	2,954,739

OTHER OPERATING INCOME
Service fees on deposit accounts	608,050	536,624
Investment securities gains, net	71,744	43,000
Other	294,166	242,040

Total other operating income	973,960	821,664

OTHER OPERATING EXPENSE
Salaries and employee benefits	1,662,377	1,492,537
Occupancy	392,713	362,046
Furniture and equipment	268,340	228,500
Other	1,062,883	1,022,886

Total other operating expense	3,386,313	3,105,969

Income before income taxes	821,447	670,434
Income taxes	165,317	111,418

NET INCOME	$656,130	$559,016

EARNINGS PER SHARE
Basic	$0.73	$0.62
Diluted	0.73	0.61

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2000	$6,570,686	$1,883,370	$—	$40,452	$8,494,508
Comprehensive income:
Net income		559,016			559,016
Net unrealized gain on securities, net of reclassification adjustment, net of taxes of $100,011				194,139	194,139

Total comprehensive income					753,155
Purchase of treasury stock			(303,943)		(303,943)
Dividends declared ($0.20 per share)		(185,275)			(185,275)
Stock dividend	1,571,712	(1,573,464)			(1,752)

Balance, December 31, 2001	8,142,398	683,647	(303,943)	234,591	8,756,693
Comprehensive income:
Net income		656,130			656,130
Net unrealized gain on securities, net of reclassification adjustment, net of taxes of $161,354				313,216	313,216

Total comprehensive income					969,346
Purchase of treasury stock			(1,437,564)		(1,437,564)
Sale of treasury stock			1,185,316		1,185,316
Stock options exercised	41,411	(211,665)	521,436		351,182
Dividends declared ($0.23 per share)		(210,286)			(210,286)
Cash paid in lieu of fractional shares	(864)	(3,231)			(4,095)

Balance, December 31, 2002	$8,182,945	$914,595	$(34,755)	$547,807	$9,610,592

				2002	2001
Components of other comprehensive income:
Change in net unrealized gain on investment securities available for sale				$360,567	$222,519
Realized gains included in net income, net of taxes of $24,393 and $14,620				(47,351)	(28,380)

Total				$313,216	$194,139

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2002	2001
OPERATING ACTIVITIES
Net income	$656,130	$559,016
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	108,000	111,200
Depreciation and amortization, net	381,613	321,254
Investment securities gains, net	(71,744)	(43,000)
Deferred income taxes	(24,576)	(17,504)
Decrease in accrued interest receivable	8,569	84,568
Decrease in accrued interest payable	(30,520)	(2,404)
Other, net	4,624	(11,813)

Net cash provided by operating activities	1,032,096	1,001,317

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from sales	2,382,091	1,093,000
Proceeds from principal repayments and maturities	6,294,449	7,889,765
Purchases of securities	(9,480,680)	(8,698,262)
Investment securities held to maturity:
Proceeds from sales	36,016	—
Proceeds from principal repayments and maturities	228,509	345,911
Net increase in loans	(2,706,223)	(3,686,065)
Purchase of premises and equipment	(369,651)	(982,396)

Net cash used for investing activities	(3,615,489)	(4,038,047)

FINANCING ACTIVITIES
Net increase in deposits	2,550,316	3,983,635
Net increase (decrease) in short-term borrowings	(599,063)	318,645
Purchase of treasury stock	(1,437,564)	(303,943)
Sale of treasury stock	1,185,316	—
Stock options exercised	309,771	—
Cash dividends paid including cash in lieu of fractional shares	(214,381)	(185,275)

Net cash provided by financing activities	1,794,395	3,813,062

Increase (decrease) in cash and cash equivalents	(788,998)	776,332
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,668,596	4,892,264

CASH AND CASH EQUIVALENTS AT END OF YEAR	$4,879,598	$5,668,596

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Tri-State 1st Banc, Inc. (the “Company”) is an Ohio corporation organized as the holding company of the 1st National Community Bank (the “Bank”), and Gateminder Corporation (“Gateminder”). The Bank is a national banking association headquartered in East Liverpool, Ohio. The Bank’s principal sources of revenue emanate from its commercial, commercial mortgage, residential real estate, and consumer loan financing, its investment securities portfolio, as well as a variety of deposit services offered to its customers through seven branch offices which are located in the tri-state area of East Liverpool, Ohio. Gateminder was established by the Company to provide non-banking services to business with automated teller machines (“ATM”). Gateminder sells ATM machines and provides the means for processing transactions for businesses.

The Company’s principal assets are represented by its ownership of the Bank and Gateminder. The Company and Gateminder are supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

The consolidated financial statements of the Company include its wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation. The investment in subsidiaries on the parent company financial statements is carried at the Company’s equity position in the underlying net assets of each entity. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Securities

Investment securities are classified at the time of purchase, based on management’s abilities and intention, as securities held to maturity or available for sale. Debt securities acquired with the ability and intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using the interest method, and recognized as adjustments of interest income. All other debt securities have been classified as available for sale to serve principally for liquidity purposes. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders’ equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank (“FHLB”) and the Federal Reserve Bank represents ownership in institutions that are wholly-owned by other financial institutions. These equity securities are accounted for at cost and are classified as other assets.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans are reported at their principal amount, net of the allowance for loan losses. Interest on all loans is recognized as income when earned on the accrual method. The Company’s general policy is to stop accruing interest on loans when it is determined that reasonable doubt exists as to the collectibility of additional interest. Payments received on nonaccrual loans are recorded as income or applied against principal according to management’s judgment as to the collectibility of principal.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan’s yield. The Company is amortizing these amounts over the contractual life of the related loans.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management’s periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

Impaired loans are commercial and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of “impaired loans” is not the same as the definition of “nonaccrual loans,” although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired, provided the loan is not of a commercial or commercial real estate classification. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

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

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from three to twenty years for furniture, fixtures, and equipment and three to forty years for buildings and leasehold improvements. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Employee Benefits

Employee benefits include contributions to a defined contribution Section 401(k) plan covering eligible employees. Limited matching contributions are made for participating employees subject to plan criteria. In addition, an elective contribution is made annually at the discretion of the Board of Directors. The Company also maintains an Employee Stock Ownership Plan (“ESOP”) covering substantially all employees and officers. The amount of the contribution to the ESOP is at the discretion of the Board of Directors.

Stock Options

The Company maintains a stock option plan for the directors, officers, and key employees. The Company accounts for its stock option plans under provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under this Opinion, no compensation expense has been recognized with respect to the plans because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the grant date. When the exercise price of the Company’s stock options is greater than or equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the Company’s financial statements. Pro forma net income and earnings per share are disclosed to reflect the impact of the stock option plan assuming compensation expense had been recognized based on the fair value of the stock options granted under the plan in the accompanying notes to the financial statements. For the years ending December 31, 2002 and 2001, pro forma net income did not differ from reported net income since there were no stock options granted.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, these assets and liabilities are adjusted through the provision for income taxes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income

The Company is required to present comprehensive income and its components in a full set of general purpose financial statements for all periods presented. The Company’s other comprehensive income is comprised exclusively of the net unrealized gains and losses attributable to its investment securities available for sale. The Company has elected to report the effects of comprehensive income as a part of the Consolidated Statement of Changes in Stockholders’ Equity.

Cash Flow Information

The Company has defined cash and cash equivalents as those amounts included in the balance sheet captions Cash and due from banks, Interest-bearing deposits with other banks, and Federal funds sold. Cash payments for interest expense in 2002 and 2001 were $1,402,474 and $1,960,088, respectively. Cash payments for income taxes in 2002 and 2001 were $215,662 and $108,419, respectively.

Reclassification of Comparative Amounts

Certain items previously reported have been reclassified to conform to the current year’s reporting format. Such reclassifications did not affect net income or stockholders’ equity.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company’s financial statements.

In October 2001, the FASB issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively. The adoption of this statement did not have a material effect on the Company’s financial statements.

In April 2002, the FASB issued FAS No. 145, Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. FAS No. 145 rescinds FAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. This statement also amends FAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This statement also makes technical corrections to existing pronouncements, which are not substantive but in some cases may change accounting practice. The provisions of this statement related to the rescission of FAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishments of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. Early adoption of the provisions of this statement related to FAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement shall be effective for financial statements issued on or after May 15, 2002. Early application of this statement is encouraged. The adoption of the effective portions of this statement did not have an impact on the Company’s financial position or results of operations. The adoption of the remaining portions of this statement is not expected to have an impact on the Company’s financial position or results of operations.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In July 2002, the FASB issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The new statement will be effective for exit or disposal activities initiated after December 31, 2002, the adoption of which is not expected to have a material effect on the Company’s financial statements.

On October 1, 2002, FASB issued FAS No. 147, Acquisitions of Certain Financial Institutions, effective for all business combinations initiated after October 1, 2002. This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of FAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, and FASB Interpretation No. 9, Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method. The acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with FAS No. 141, Business Combinations, and FAS No. 142, Goodwill and Other Intangible Assets. This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises. The adoption of this statement did not have a material effect on the Company’s financial statements.

On December 31, 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which amends FAS No. 123, Accounting for Stock-Based Compensation. FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. Under the provisions of FAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a “ramp-up” effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, FAS No. 148 provides two additional methods of transition that reflect an entity’s full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. FAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies—regardless of the accounting method used—by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In November, 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor’s obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

2. EARNINGS PER SHARE

There are no convertible securities which would effect the numerator in calculating basic and diluted earnings per share, therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	2002	2001
Weighted average common shares	915,764	917,464
Average treasury stock shares	(14,588)	(8,625)

Weighted average common shares outstanding used to calculate basic earnings per share	901,176	908,839
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	2,751	10,429

Weighted average common shares and common stock equivalents used to calculate diluted earnings per share	903,927	919,268

Options to purchase 37,129 shares of common stock at prices from $19.20 to $20.36 were outstanding during 2002 and 2001, but were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.

3. STOCK SPLIT AND DIVIDEND

On December 20, 2002, the Board of Directors approved a five-for-four stock split, payable January 24, 2003 to stockholders of record on January 8, 2003. On November 7, 2001, the Board of Directors approved a ten percent stock dividend, payable January 11, 2002 to stockholders of record as of December 20, 2001. Average shares outstanding and all per share amounts included in the consolidated financial statements are based on the increased number of shares giving retroactive effect to the stock split and stock dividend.

4. INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities available for sale are as follows:

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government agency securities	$9,560,123	$248,417	$—	$9,808,540
Obligations of states and political subdivisions	8,447,182	493,889	(322)	8,940,749
Mortgage-backed securities	3,517,620	88,392	(365)	3,605,647

Total	$21,524,925	$830,698	$(687)	$22,354,936

	2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government agency securities	$10,760,595	$192,805	$(14,722)	$10,938,678
Obligations of states and political subdivisions	8,363,780	196,832	(30,703)	8,529,909
Mortgage-backed securities	1,557,740	11,229	—	1,568,969

Total	$20,682,115	$400,866	$(45,425)	$21,037,556

4. INVESTMENT SECURITIES (Continued)

The amortized cost and estimated market value of investment securities held to maturity are as follows:

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$932,553	$72,635	$—	$1,005,188

Total	$932,553	$72,635	$—	$1,005,188

	2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$1,144,366	$43,055	$—	$1,187,421
Mortgage-backed securities	53,570	1,405	(7)	54,968

Total	$1,197,936	$44,460	$(7)	$1,242,389

The amortized cost and estimated market value of debt securities by contractual maturity at December 31, 2002 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	AVAILABLE FOR SALE		HELD TO MATURITY
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$1,585,599	$1,611,829	$50,065	$51,508
Due after one year through five years	11,344,387	11,728,476	580,910	623,450
Due after five years through ten years	6,570,761	6,930,950	301,578	330,230
Due after ten years	2,024,178	2,083,681	—	—

Total	$21,524,925	$22,354,936	$932,553	$1,005,188

Proceeds from the sales of securities available for sale and the gross realized gains and losses for the years ended December 31, were as follows:

	2002	2001
Proceeds from sales	$2,418,107	$1,093,000
Gross realized gains	72,853	43,000
Gross realized losses	1,109	—

4. INVESTMENT SECURITIES (Continued)

Included with proceeds from the sale of investment securities is $36,016 from the sale of held to maturity mortgage backed securities. These securities had been repaid in excess of 85 percent of the original amount purchased.

Investment securities with an amortized cost of $8,952,611 and $8,025,392 and an estimated market value of $9,229,662 and $8,171,140, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and other purposes as required by law at December 31, 2002 and 2001.

5. LOANS

Major classifications of loans are summarized as follows:

	2002	2001
Commercial and agricultural	$16,242,973	$16,083,028
Real estate mortgages:
Residential	19,232,867	18,248,069
Construction	354,813	145,237
Commercial	4,073,735	3,056,873
Consumer	5,491,554	5,233,426

	45,395,942	42,766,633
Less allowance for loan losses	514,276	443,350

Net loans	$44,881,666	$42,323,283

The Company grants consumer, commercial, and mortgage loans to customers throughout its trade area that encompasses the immediate tri-state area of East Liverpool, Ohio. Although the Company has a diversified loan portfolio, at December 31, 2002 and 2001, a substantial portion of its debtors’ ability to honor their loan agreements is dependent upon the economic stability of the tri-state area.

As of December 31, 2002, aggregate loans of $60,000 or more extended to officers, directors, and related affiliates or associates were $1,341,026. A summary of activity during the year is as follows:

2001	Additions	Amount Collected	2002
$1,165,319	$360,276	$184,569	$1,341,026

6. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the years ended December 31, are as follows:

	2002	2001
Balance, January 1	$443,350	$447,914
Add:
Provision charged to operations	108,000	111,200
Recoveries	49,084	34,686
Less loans charged off	86,158	150,450

Balance, December 31	$514,276	$443,350

7. PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows at December 31:

	2002	2001
Land and improvements	$428,391	$423,966
Buildings and improvements	2,264,069	2,250,151
Leasehold improvements	609,584	609,584
Furniture, fixtures, and equipment	1,905,106	1,553,798

	5,207,150	4,837,499
Less accumulated depreciation	1,845,347	1,537,506

Total	$3,361,803	$3,299,993

Depreciation and amortization charged to operations was $307,841 in 2002 and $266,277 in 2001.

8. DEPOSITS

Time deposits at December 31, 2002 mature $10,143,679, $11,873,999, $232,796, and $1,107,160, during 2003, 2004, 2005, and 2006, respectively.

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $4,652,040 and $3,854,379 at December 31, 2002 and 2001, respectively.

Maturities on time deposits of $100,000 or more are as follows at December 31, 2002:

Within three months	$933,064
Beyond three but within six months	—
Beyond six but within twelve months	802,162
Beyond one year	2,916,814

Total	$4,652,040

9. SHORT-TERM BORROWINGS

Short-term borrowings can consist of federal funds purchased, securities sold under agreement to repurchase, and FHLB adjustable rate borrowings with terms of 30 days or less.

The outstanding balances and related information for short-term borrowings are summarized as follows:

	2002		2001
	Amount	Rate	Amount	Rate
Balance at year-end	$5,206,114	1.37%	$5,805,177	2.00%
Average balance outstanding during the year	5,969,999	1.92	5,814,225	3.01
Maximum amount outstanding at any month-end	7,707,641		6,668,373

9. SHORT-TERM BORROWINGS (Continued)

The Bank also has a line of credit with a borrowing limit of approximately $12.4 million with the Federal Home Loan Bank of Cincinnati (“FHLB”) as of December 31, 2002. This credit line is subject to annual renewal and incurs no service charges. Outstanding borrowings on this line are collateralized by a blanket security agreement on qualified residential mortgage loans and the Bank’s investment in stock of the FHLB. There were no significant borrowings outstanding on this line of credit for the years ended December 31, 2002 or 2001.

10. OTHER EXPENSES

The following is an analysis of other expenses:

	2002	2001
Stationery, printing, and supplies	$128,248	$143,965
State franchise tax	95,041	77,385
Postage	66,867	66,917
ATM and debit card processing and supplies	88,129	74,502
Advertising and public relations	60,590	69,707
Other	624,008	590,410

Total	$1,062,883	$1,022,886

11. INCOME TAXES

The provision for income taxes consists of:

	2002	2001
Current	$189,893	$128,922
Deferred	(24,576)	(17,504)

Total	$165,317	$111,418

The components of the net deferred tax assets (liabilities) are as follows at December 31:

	2002	2001
Deferred tax assets:
Allowance for loan losses	$153,069	$128,153
Other	14,482	11,760

Gross deferred tax assets	167,551	139,913

Deferred tax liabilities:
Net unrealized gain on securities	282,204	120,850
Premises and equipment	49,891	26,960
Accrual to cash conversion	81,535	108,713
Deferred loan fees	40,623	36,748
FHLB stock dividend	30,598	27,164

Gross deferred tax liabilities	484,851	320,435

Net deferred tax liabilities	$(317,300)	$(180,522)

11. INCOME TAXES (Continued)

The reconciliation of the federal statutory rate and the Company’s effective income tax rate is as follows:

	2002		2001
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Provision at statutory rate	$279,292	34.0%	$227,948	34.0%
Effect of tax-free income	(144,764)	(17.6)	(123,752)	(18.5)
Other	30,789	3.7	7,222	1.1

Actual tax expense and effective rate	$165,317	20.1%	$111,418	16.6%

12. EMPLOYEE BENEFITS

Savings Plan

The Bank maintains a trusteed Section 401(k) plan for all eligible employees. The Bank makes matching contributions for eligible employees of 25 percent of the employee contributions annually, to a maximum of 12 percent of base salary. The Bank also makes discretionary contributions as determined annually by the Board of Directors. The Bank’s total contribution to this plan was $25,763 in 2002 and $27,925 in 2001.

ESOP

The Company also maintains an ESOP covering substantially all employees and officers. The Trustee has discretionary authority to purchase shares of common stock of the Company in the open market. The amount of the contribution to the ESOP is at the discretion of the Board of Directors with benefits vesting over a seven-year period. Contributions of $9,200 and $6,500 were recorded during 2002 and 2001, respectively. The Trustee held 7,819 and 7,081 shares of the Company’s common stock at December 31, 2002 and 2001, respectively.

Stock Option Plan

The Company maintains a stock option plan for the Directors, officers, and key employees. During 2001, the Company authorized additional options for the purchase of 48,125 shares of its common stock which are available for future grant. The stock options typically have expiration terms of five or ten years, subject to certain extensions and early terminations and are fully vested on the grant date. The per share exercise price of a stock option granted shall, at a minimum, equal the fair market value of a share of common stock on the date the option is granted. Proceeds from the exercise of the stock are credited to common stock.

12. EMPLOYEE BENEFITS (Continued)

Stock Option Plan (Continued)

The following table presents share data related to the outstanding options:

	2002	Weighted- average Exercise Price	2001	Weighted- average Exercise Price
Outstanding, at beginning of year	84,882	$17.15	84,882	$17.15
Granted	—	—	—	—
Exercised	(22,312)	13.88	—	—
Forfeited	—	—	—	—

Outstanding, at end of year	62,570	18.31	84,882	17.15

Exercisable, at end of year	62,570	18.31	84,882	17.15

The following table summarizes the characteristics of stock options outstanding at December 31, 2002:

Grant Date	Exercise Price	Outstanding and Exercisable Shares	Contractual Average Life	Average Exercise Price
August 20, 1998	$16.29	25,441	0.63	$16.29
August 25, 1999	19.20	18,703	6.65	19.20
August 24, 2000	20.36	18,426	7.65	20.36

		62,570

13. COMMITMENTS

In the normal course of business, the Company makes various commitments not reflected in the accompanying consolidated financial statements. The Company offers such products to enable its customers to meet their financing objectives. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company’s exposure to credit loss is represented by the contractual amounts as disclosed below. Losses, if any, are charged to the allowance for loan losses. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval, review procedures, and collateral requirements as deemed necessary.

The off-balance sheet commitments were comprised of the following at December 31:

	2002	2001
Commitments to extend credit	$4,156,416	$6,770,928
Standby letters of credit	1,137,644	1,169,166

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

13. COMMITMENTS (Continued)

Standby letters of credit represent conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance-related contracts. The coverage period for these instruments is typically a one-year period with an annual renewal option subject to prior approval by management. The Company holds collateral for these instruments as deemed necessary. For secured letters of credit, the collateral is typically secured by Bank deposit instruments or customer business assets.

The company leases various branch buildings under operating leases expiring in various years through 2016.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2002 for each of the next 5 years and in the aggregate are $82,378, $82,378, $78,096, $31,000, $31,000, and $195,666 for the years ended December 31, 2003, 2004, 2005, 2006, 2007, and thereafter, respectively.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company’s financial instruments are as follows:

	2002		2001
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and due from banks, interest-bearing deposits with other banks, and federal funds sold	$4,879,598	$4,879,598	$5,668,596	$5,668,596
Investment securities	23,287,489	23,360,124	22,235,492	22,279,945
Net loans	44,881,666	45,857,376	42,323,283	42,655,000
Regulatory stock	344,550	344,550	333,950	333,950
Accrued interest receivable	477,118	477,118	485,687	485,687

Total	$73,870,421	$74,918,766	$71,047,008	$71,423,178

Financial liabilities:
Deposits	$62,135,004	$62,925,338	$59,584,688	$60,116,449
Short-term borrowings	5,206,114	5,206,114	5,805,177	5,805,177
Accrued interest payable	49,740	49,740	80,260	80,260

Total	$67,390,858	$68,181,192	$65,470,125	$66,001,886

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

14. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

If no readily available market exists, the fair value estimates for financial instruments are based upon manage-ment’s judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

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

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due from Banks, Interest-bearing Deposits with Other Banks, Federal Funds Sold, Regulatory Stock, Accrued Interest Receivable, Short-term Borrowings, and Accrued Interest Payable

The fair value is equal to the current carrying value.

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

15. REGULATORY MATTERS

Cash and Due from Banks

The district Federal Reserve Bank requires the Bank to maintain certain reserve balances. As of December 31, 2002 and 2001, the Bank had required reserves of $671,000 and $707,000, respectively, comprised of vault cash and a depository amount held with the Federal Reserve Bank.

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Bank’s capital.

15. REGULATORY MATTERS (Continued)

Dividends

The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by a national bank. Prior approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits, as defined for the year, combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Using this formula, the amount available for payment of dividends by the Bank to the Company in 2003, without approval of the Comptroller, will be limited to approximately $1,177,000 plus 2003 net profits retained up to the date of the dividend declaration.

Capital Requirements

Federal regulations require the Company to maintain minimum amounts of capital. Specifically, the Company and the Bank are required to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average total assets. Management believes, as of December 31, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

In addition to capital requirements, the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) established five capital categories ranging from “well capitalized” to “critically undercapitalized.” Should any institution fail to meet the requirements to be considered “adequately capitalized,” it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2002 and 2001, the FDIC categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively.

The capital position of the Bank does not materially differ from the Company’s, therefore, the following table sets forth the Company’s capital position and minimum requirements as of December 31:

	2002		2001
	Amount	Ratio	Amount	Ratio
Total Capital
(to Risk-weighted Assets)
Actual	$9,536,172	20.28%	$8,903,411	18.97%
For Capital Adequacy Purposes	3,762,160	8.00	3,754,106	8.00
To Be Well Capitalized	4,702,700	10.00	4,692,633	10.00
Tier I Capital
(to Risk-weighted Assets)
Actual	$9,021,896	19.18%	$8,460,061	18.03%
For Capital Adequacy Purposes	1,881,080	4.00	1,877,053	4.00
To Be Well Capitalized	2,821,620	6.00	2,815,580	6.00
Tier I Capital
(to Average Assets)
Actual	$9,021,896	11.41%	$8,460,061	10.96%
For Capital Adequacy Purposes	3,163,320	4.00	2,315,755	3.00
To Be Well Capitalized	3,954,150	5.00	3,859,592	5.00

16. PARENT COMPANY

Following are condensed financial statements for the parent company:

CONDENSED BALANCE SHEET

	December 31,
	2002	2001
ASSETS
Cash	$289,560	$891,481
Investment in subsidiaries	8,769,631	7,856,967
Loans	510,000	—
Other assets	45,492	10,000

TOTAL ASSETS	$9,614,683	$8,758,448

OTHER LIABILITIES	$4,091	$1,755
STOCKHOLDERS’ EQUITY	9,610,592	8,756,693

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$9,614,683	$8,758,448

CONDENSED STATEMENT OF INCOME

	Year ended December 31,
	2002	2001
INCOME	$77,007	$11,908
EXPENSES	30,509	23,838

Earnings before income taxes	46,498	(11,930)
Income tax liability (benefit)	10,184	(6,144)

Earnings before equity in undistributed earnings of subsidiaries	56,682	(18,074)
Equity in undistributed earnings of subsidiaries	599,448	577,090

NET INCOME	$656,130	$559,016

16. PARENT COMPANY (Continued)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended December 31,
	2002	2001
OPERATING ACTIVITIES
Net income	$656,130	$559,016
Adjustment to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(599,448)	(577,090)
Other, net	8,255	5,186

Net cash provided by (used for) operating activities	64,937	(12,888)

INVESTING ACTIVITIES
Net decrease (increase) in loans	(510,000)	290,000

Net cash provided by (used for) investing activities	(510,000)	290,000

FINANCING ACTIVITIES
Capital contribution to service corporation subsidiary	—	(10,000)
Cash dividends paid including cash paid in lieu of fractional shares	(214,381)	(185,275)
Purchase of treasury stock	(1,437,564)	(303,943)
Sale of treasury stock	1,185,316	—
Stock options exercised	309,771	—

Net cash used for financing activities	(156,858)	(499,218)

Net decrease in cash	(601,921)	(222,106)
CASH AT BEGINNING OF YEAR	891,481	1,113,587

CASH AT END OF YEAR	$289,560	$891,481

17. QUARTERLY DATA (Unaudited)

The following is a summary of the unaudited quarterly results of operations:

	Three Months Ended
	March 2002	June 2002	September 2002	December 2002
Total interest income	$1,160,082	$1,156,340	$1,207,581	$1,189,751
Total interest expense	363,712	355,870	345,989	306,383

Net interest income	796,370	800,470	861,592	883,368
Provision for loan losses	36,000	24,000	24,000	24,000

Net interest income after provision for loan losses	760,370	776,470	837,592	859,368
Total noninterest income	188,758	218,739	278,629	287,834
Total noninterest expense	792,334	852,281	813,481	928,217

Income before income taxes	156,794	142,928	302,740	218,985
Income taxes	22,600	13,600	70,600	58,517

Net income	$134,194	$129,328	$232,140	$160,468

Per share data:
Net income
Basic	$0.15	$0.14	$0.26	$0.18
Diluted	0.15	0.14	0.26	0.18
Weighted-average shares outstanding
Basic	897,623	896,741	906,529	914,075
Diluted	908,725	904,880	907,651	915,608

	Three Months Ended
	March 2001	June 2001	September 2001	December 2001
Total interest income	$1,300,090	$1,273,357	$1,252,203	$1,197,973
Total interest expense	545,734	532,282	476,917	402,751

Net interest income	754,356	741,075	775,286	795,222
Provision for loan losses	24,700	24,000	33,500	29,000

Net interest income after provision for loan losses	729,656	717,075	741,786	766,222
Total noninterest income	184,875	206,466	203,198	227,125
Total noninterest expense	743,101	775,893	808,159	778,816

Income before income taxes	171,430	147,648	136,825	214,531
Income taxes	23,300	18,300	16,318	53,500

Net income	$148,130	$129,348	$120,507	$161,031

Per share data:
Net income
Basic	$0.16	$0.14	$0.13	$0.19
Diluted	0.16	0.14	0.13	0.18
Weighted-average shares outstanding
Basic	917,555	915,519	909,884	900,464
Diluted	932,686	925,575	920,404	908,552

The following table sets forth certain information relating to the company’s consolidated average balance sheets and statements of income for the years ended December 31, 2002 and 2001, and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods shown.

	For the Year Ended
	2002			2001
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:
Interest-bearing deposits with other banks and federal funds sold	$3,590,859	$58,390	1.63%	$4,944,615	$178,782	3.62%
Taxable investment securities	14,536,737	817,766	5.63%	14,062,744	921,725	6.55%
Non taxable investment securities (2)	8,384,074	585,948	6.99%	8,282,074	550,862	6.65%
Loans (1)(2)	43,555,539	3,461,876	7.95%	40,053,657	3,564,384	8.90%

Total interest-earning assets	70,067,209	4,923,980	7.03%	67,343,090	5,215,753	7.75%

Non interest-earning assets	9,092,692			8,302,915

Total assets	$79,159,901			$75,646,005

Interest-bearing liabilities:
Interest bearing demand	$14,554,272	162,411	1.12%	$15,704,433	329,437	2.10%
Money market accounts	3,593,368	53,476	1.49%	4,005,120	89,450	2.23%
Savings deposits	11,496,766	127,387	1.11%	10,572,678	198,997	1.88%
Time deposits	23,663,866	914,196	3.86%	21,699,873	1,164,640	5.37%
Short-term borrowings	5,969,999	114,484	1.92%	5,814,225	175,160	3.01%

Total interest-bearing liabilities	59,278,271	1,371,954	2.31%	57,796,329	1,957,684	3.39%

Noninterest-bearing liabilities	11,623,715			9,152,245
Stockholders’ equity	8,257,915			8,697,431

Total liabilities and stockholders’ equity	$79,159,901			$75,646,005

Net earning assets	$10,788,938			$9,546,761

Net interest income		$3,552,026			$3,258,069

Net interest spread (3)			4.72%			4.37%

Net interest margin (4)			5.07%			4.84%

(1)	For the purpose of these computations, non-accrual loans (if any) are included in the daily average loan amounts outstanding and interest on loans includes fee income.
(2)	Yields are computed on a tax equivalent basis using a 34% federal income tax rate.
(3)	Net interest rate spread represents the difference between the average yield on interest-earning assets, and the average cost of interest-bearing liabilities.
(4)	Net interest margin is calculated by dividing the difference between total interest earned and total paid by total interest earning assets.

The following tables set forth certain information concerning the consolidated position and certain performance ratios of the company and its subsidiaries at the dates indicated:

	At or for the Year Ended December 31,
	2002	2001	2000	1999	1998
	(Dollars in Thousands, Except Per Share Information)
Balance Sheet Data
Assets	$77,358	$74,533	$69,892	$63,456	$58,303
Investment securities	23,287	22,235	22,544	22,886	21,657
Loans	45,396	42,767	39,236	32,586	28,939
Allowance for loan losses	514	443	448	375	340
Deposits	62,135	59,585	55,601	53,676	51,349
Borrowings	5,206	5,805	5,487	4,489	1,567
Stockholders’ equity	9,611	8,757	8,495	5,119	5,078

Summary of Operations
Interest income	$4,714	$5,024	$5,012	$4,199	$3,933
Interest expense	1,372	1,958	1,998	1,714	1,646

Net interest income	3,342	3,066	3,014	2,485	2,287
Provision for loan losses	108	111	129	79	54

Net interest income after provision for loan losses	3,234	2,955	2,885	2,406	2,233
Other operating income	974	822	662	549	487
Other operating expense	3,387	3,107	2,761	2,329	2,057

Income before income taxes	821	670	786	626	663
Income taxes	165	111	113	76	115

Net income	$656	$559	$673	$550	$548

Per Share Data (1)
Basic earnings	$0.73	$0.62	$0.74	$0.70	$0.70
Diluted earnings	0.73	0.61	0.73	0.70	0.70
Cash dividends declared	0.23	0.20	0.20	0.18	0.17
Book value	10.52	9.73	9.26	6.47	6.52
Basic Average shares outstanding	901,176	908,839	909,325	779,249	776,650
Diluted Average shares outstanding	903,927	919,268	921,715	790,573	787,924

Market Information
High	$19.20	$21.80	$21.82	$19.64	$19.20
Low	16.84	17.20	16.00	16.91	15.13
At December 31	18.40	19.20	17.46	19.64	19.20

Selected Financial Ratios
Return on average assets	0.84%	0.74%	0.97%	0.89%	0.99
Return on average equity	7.19	6.43	9.07	10.87	11.38
Average equity to average assets	11.70	11.56	10.69	8.19	8.73
Equity to assets at end of period	12.42	11.75	12.15	8.07	8.71
Non-performing assets to total assets	0.30	0.39	0.27	0.47	0.30
Non-performing loans to total loans	0.51	0.67	0.49	0.85	0.59

(1)	Adjusted for a five-for-stock split effective January 24, 2003, a 10% stock dividend effective January 11, 2002, a five-for-four stock split effective August 25, 1999 and a 10% stock dividend effective June 26, 1998.

Tri-State 1st Banc, Inc.’s common stock is traded on the NASDAQ OTC Bulletin Board under the trade symbol TSEO. The following table presents the quarterly high and low prices as reported by Advest, Inc., a market maker in the company’s common stock and previously the bank’s common stock, for the recent two-year period ended December 31, 2002. Also included in the table are dividends declared per share on the outstanding common stock.

	Common Stock Price		Cash Dividends Declared Per Share
	High	Low
2002
First Quarter	$19.20	$16.84	$0.056
Second Quarter	18.40	17.04	0.056
Third Quarter	18.88	17.20	0.056
Fourth Quarter	18.40	17.20	0.064

			$0.232

2001
First Quarter	$20.60	$19.20	$0.048
Second Quarter	21.80	18.80	0.048
Third Quarter	20.20	18.80	0.048
Fourth Quarter	19.20	17.20	0.056

			$0.200

All market prices and cash dividend amounts have been restated to reflect a five-for-four stock split effective January 24, 2003.

At December 31, 2002, there were 913,883 of common shares outstanding, which were held by approximately 474 shareholders of record.

The company’s ability to pay dividends to shareholders may be dependent upon the receipt of dividends from the bank. The bank may not declare or pay dividends on its common stock if such payment will cause its regulatory capital to be reduced below minimum requirements imposed by OCC regulations. The company is also subject to certain regulatory restrictions imposed by the Federal Reserve Board on the payment of dividends to its shareholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is Management’s discussion and analysis of the financial condition and results of operations of Tri-State 1st Banc, Inc. for the years ended December 31, 2002 and 2001. The discussion should be read in conjunction with the consolidated financial statements and notes thereto and the summary financial information included elsewhere in this annual report.

Business

Tri-State 1st Banc, Inc. (the “company”) is an Ohio Corporation organized as the parent company of 1st National Community Bank, a national banking association (the “bank”), and Gateminder Corporation, an Ohio corporation (“Gateminder”). The company controls all of the capital stock of the bank and Gateminder Corporation. The company is a bank holding company regulated by the Board of Governors of the Federal Reserve System.

The bank, chartered as a national banking association and headquartered in East Liverpool, Ohio, conducts business through seven full-service banking offices. Branch offices are located throughout the tri-state area of Columbiana County, Ohio; Hancock County, West Virginia; and Beaver County, Pennsylvania. The bank’s deposits are insured to the legal maximum amount provided by the Federal Deposit Insurance Corporation.

Gateminder Corporation was incorporated under the laws of the state of Ohio as a wholly owned non-bank subsidiary of the company. Headquartered in East Liverpool, Ohio, Gateminder provides non-bank activities for Automated Teller Machines (“ATM”). The non-bank subsidiary sells ATM machines to businesses and merchants that operate ATMs at their place of business and provides the means for processing the ATM transactions that are generated at the merchants ATM Machine.

Management Strategy

The company’s philosophy is to provide personal community banking services through strategic office locations that offer customer friendly hours and a variety of loan and deposit products tailored to fit the needs of its customers.

The lending strategy of the bank has historically focused on the origination of real estate commercial mortgages, one-to-four family mortgage loans, working capital commercial loans in the form of credit lines and term notes, personal loans, automobile loans and home equity loans.

The bank attempts to manage the interest rates it pays on deposits, while maintaining a stable to growing deposit base by providing convenient and quality service at competitive rates to its customers. Historically, the bank has relied upon its customer deposit base as its primary source of funds but has from time to time borrowed “other funds” through credit arrangements with the Federal Home Loan Bank of Cincinnati (“FHLB”), the use of repurchase agreements with its business customers and federal funds purchased.

The bank monitors its interest rate sensitivity through an asset/liability management program. The goal of this program is to manage the relationship between interest-earning assets and interest-bearing liabilities to minimize the fluctuations in net interest spread and achieve constant growth in net interest income during periods of changing interest rates.

Summary of Financial Condition

The consolidated assets of Tri-State 1st Banc were $77,358,000 at December 31, 2002, an increase of $2,825,000 or 3.8% over assets at December 31, 2001. Total loans for the year grew by $2,629,000 or 6.1% and comprised much of the asset growth. Funding for the asset growth was provided mostly from deposits, which increased by $2,550,000 or 4.3%. Total earning assets, which principally include loans, investment securities and federal funds sold equaled $68,756,000 at December 31, 2002, an increase of $2,235,000 or 3.4% over total earning assets at December 31, 2001.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Federal Funds Sold and Investment Securities

At December 31, 2002 the company had no federal funds sold but did purchase federal funds in the amount of $200,000 that are reported as short-term borrowings. On an average basis, federal funds sold for the year were $3.1 million compared to $4.9 million for the same prior year period. The company generally attempts to average between $2 million and $4 million in federal funds sold, however, this range may shift as deposits increase or as cash liquidity needs change.

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

Investment securities available for sale were $22,355,000 at December 31, 2002. This compares to $21,038,000 at December 31, 2001, an increase of $1,317,000 or 6.3%. The increase was a result of $9.5 million in securities being added to the portfolio from purchases throughout the year offset by $2.4 million in security sales and $6.3 million in calls or maturities. Also contributing to the increase in the portfolio balance at year-end was a $475,000 increase in the market value of the portfolio over year-end 2001.

Investment securities held to maturity decreased $265,000 or 22.2% in 2002 when compared to the prior year as a result of principal pay-downs, maturities, calls and the sale of several securities with very small residual balances remaining. Total securities sold were $36,000, all of which have been repaid in excess of 85% of their original amount purchased. There were no purchases of held to maturity securities in 2002.

Loans

Total loans for the year grew by 6.1%, increasing to $45,396,000 at December 31, 2002 and representing an increase of $2,629,000 for the year. Loan originations for 2002 were $19.7 million, slightly lower than the previous year level of $21.0 million. The historically low interest rate environment of the last two years have brought about a strong demand for loan refinancings which has resulted in greater volumes of loans originated at much lower rates. While the overall composition of the bank’s loan portfolio remained stable, the yield earned on the portfolio has decreased considerably in the last two years.

Deposits

Deposits are generally the bank’s primary source for funding its earning assets. The bank offers a wide variety of products designed to attract new customers and retain existing customers while at the same time attempting to maintain a cost-effective funding source. Total deposits were up $2,550,000 or 4.3% when compared to total deposits at December 31, 2001. All deposit types were up for the year with savings and time deposits increasing the most. Savings were up $1,137,000 or 10.8% while time deposits were up $812,000 or 3.6%.

Borrowings

The company may from time to time use various funding sources other than deposits to provide the funds necessary for the loan and investment securities portfolios. Alternative funding sources may include securities sold under repurchase agreements and advances with the Federal Home Loan Bank of Cincinnati. Securities that are sold under repurchase agreements are funding agreements with customers of the bank that are collateralized by various bank owned investment securities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

At December 31, 2002 short-term borrowings consisted of $200,000 in federal funds purchased and $5,006,000 in securities sold under repurchase agreements. For the year-ended 2001 short-term borrowings consisted entirely of securities sold under repurchase agreements and totaled $5,805,000.

Summary of Earnings

The company’s 2002 net income was $656,000, an increase of $97,000, or 17.4%, from 2001’s net income of $559,000. The increase in net income for the year was primarily a result of an increase in net interest income and noninterest income offset by an increase in noninterest expenses.

On a per share basis, net income for 2002 was $0.73 per basic and diluted share. This compares to 2001’s net income per share of $0.62 for basic shares and $0.61 for diluted shares, respectively.

Interest Income

Interest income on loans decreased $109,000 or 3.1% during 2002 when compared to 2001. This decrease was a result of a 117 basis point drop on the yield earned for total loans offset by a $3,502,000 or 8.7% increase in the average loan balance outstanding.

Interest income on federal funds sold decreased $125,000 or 70.8% during 2002 when compared to 2001 due to a decrease of 197 basis points in the yield earned and a $1,825,000 or 36.9% decrease in the average balance outstanding.

Interest income earned on investment securities decreased in 2002 by $81,000 or 6.3% from 2001. This decrease was a result of a decrease of 97 basis points on the yield earned for the year offset by a $576,000 or 2.6% increase in the average balance outstanding.

Interest Expense

Interest expense on deposits for 2002 decreased $525,000 or 29.5% when compared to 2001. This decrease was a result of a 107 basis point drop on the rate paid on deposits for the year offset by a $1,326,000 or 2.6% increase in average interest-bearing deposits outstanding.

Interest expense on short-term borrowings decreased $61,000 or 34.6% in 2002 when compared to 2001 and was due to a decrease of 109 basis points on the rate paid on these funds offset by an increase of $156,000 or 2.7% in the average balance of borrowed funds outstanding.

Provision and Allowance for Loan Losses

Current expense reflecting expected credit losses are referred to by the company as the provision for loan losses on the consolidated statements of income. Actual losses on loans are charged against the allowance for loan losses, which is a reserve built up on the consolidated balance sheet. The company’s policy is to charge-off loans when, in management’s opinion, the collection of loan principal is in doubt. All loans charged-off are subject to continuous review and concerted efforts are made to maximize the recovery of charged-off loans. In order to determine the adequacy of the allowance for loan losses, management considers the risk classification of loans, delinquency trends, charge-off experience, credit concentrations, economic conditions, and other relevant factors. The allowance is maintained at a level determined according to established methodologies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The provision for loan losses charged to operations in 2002 was $108,000, compared to $111,000 charged in 2001. This represents a $3,000 or 2.9% decrease for the year. The factors that effected the amount of the provision for loan losses for the year were credit risks inherent in the portfolio, loan quality, economic conditions and management’s ongoing analysis of the adequacy of the allowance for loan losses.

Actual loan losses, net of recoveries, were $37,000 in 2002 compared to $116,000 incurred in 2001. Net loan losses by type for 2002 were $9,000 in consumer-related loans, $26,000 in commercial related loans and $2,000 in real-estate loans. This compares to net losses of $101,000 in consumer-related loans and $15,000 in commercial related loans in the 2001 period.

The company believes that the allowance for loan losses at December 31, 2002 of $514,000 is adequate to cover losses inherent in the portfolio as of such date. However, there can be no assurance that the company will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 2002.

Other Operating Income

Total other operating income, excluding gains incurred from investment securities that were sold, totaled $902,000, an increase of $124,000 or 15.9% over 2001. Service fees on deposit accounts increased $71,000 or 13.3% in 2002 and were a result of continued growth in the number of accounts serviced by the bank, and to a lessor extent, increases in the fees charged for these services. Other operating income increased $52,000 or 21.5% due to an increase in transaction based fees such as ATM and Debit card usage as well as an overall increase in other bank service fees.

Investment securities available for sale totaling $2.4 and $1.1 million were sold in 2002 and 2001, respectively and resulted in gains of $72,000 and $43,000 for years 2002 and 2001, respectively. The sales for both periods were in conjunction with the interest rate environments at the time of the sales and management’s overall investment strategy.

Other Operating Expense

Total salary and employee benefits increased $170,000 or 11.4% in 2002. Employee wages increased $104,000 or 8.5% due to the hiring of additional personnel throughout 2002 as well as normal merit increases relating to existing employees. Total employee benefit costs for the year increased by $66,000 due to an overall increase in health insurance and other employee related benefit costs.

Net occupancy expense increased $31,000 or 8.5% in 2002 due to increased costs associated with the expansion of the bank’s branch banking network. Construction was completed in 2001 for two new branch-banking facilities located in Midland, Pennsylvania and downtown East Liverpool, Ohio. The increase from these new facilities were offset by a reduction in expense related to the bank’s loan production office which was closed in late 2002.

Furniture and equipment costs increased $40,000 or 17.4% in 2002 from 2001. The increase for the year was mostly due to an increase in depreciation and costs associated with additional branch banking facilities and capitalized costs associated with a new core processing and check imaging system purchased in 2002.

Other expenses increased $40,000 or 3.9%, in 2002 as a result of increases in the bank’s state franchise tax expense, an increase in directors fees, ATM processing fees and audit and examination fees, offset by a decrease in advertising and consulting fees.

The provision for income tax was $165,000 in 2002 compared to $111,000 in 2001. This represents an increase of $54,000 or 48.4% and is due mostly to an increase in taxable income. The effective tax rate for 2002 was 20.1% compared to 16.6% in 2001.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources

Total consolidated stockholders’ equity increased $854,000 or 9.8% when compared to December 31, 2002. Contributing to the increase in total stockholders equity for the year was; net income of $656,000 less cash dividends declared to shareholders of $210,000, and an increase of $313,000 in the net unrealized gain on investment securities available for sale.

Liquidity

The liquidity of a banking institution reflects its ability to provide funds to meet loan requests, to accommodate the possible outflows of deposits and to take advantage of interest rate market opportunities. It requires continuous analysis by management in order to match the maturaties of short-term loans and investments with the various types of deposits and borrowings. Liquidity is normally considered in terms of the nature and the mix of the bank’s sources and uses of funds.

The bank’s primary sources of funds are deposits, borrowings, proceeds from principal and interest payments on loans and interest payments and maturities on investment securities. While scheduled principal repayments on loans and interest payments on investment securities are a relatively predictable source of funds, deposit and short-term borrowing outflows are greatly influenced by interest rates, economic conditions, competition and other factors.

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

The effects of inflation on the local economy and the company’s operating results have been relatively modest for the past several years. However, unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods or services, since such goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the bank’s assets and liabilities are critical to the maintenance of the acceptable performance levels.