Form 10KSB, Exhibit 13
period 2003-12-31
TRI STATE 1ST BANK INC
filed 2004-03-23
CIK 1010398

Exhibit 13

The following tables set forth certain information concerning the consolidated position and certain performance ratios of the Company at the dates indicated:

	At or for the Year Ended December 31,
	2003	2002	2001	2000	1999
	(Dollars in Thousands, Except Per Share Information)
Balance Sheet Data
Assets	$89,372	$77,358	$74,533	$69,892	$63,456
Investment securities	31,843	23,287	22,235	22,544	22,886
Loans	45,241	45,396	42,767	39,236	32,586
Allowance for loan losses	514	514	443	448	375
Deposits	71,379	62,135	59,585	55,601	53,676
Borrowings	8,533	5,206	5,805	5,487	4,489
Stockholders’ equity	9,263	9,611	8,757	8,495	5,119

Summary of Operations
Interest income	$4,634	$4,714	$5,024	$5,012	$4,199
Interest expense	1,137	1,372	1,958	1,998	1,714

Net interest income	3,497	3,342	3,066	3,014	2,485
Provision for loan losses	76	108	111	129	79

Net interest income after provision for loan losses	3,421	3,234	2,955	2,885	2,406
Other operating income	1,140	974	822	662	549
Other operating expense	3,732	3,387	3,107	2,761	2,329

Income before income taxes	829	821	670	786	626
Income taxes	128	165	111	113	76

Net income	$701	$656	$559	$673	$550

Per Share Data (1)
Basic earnings	$0.78	$0.73	$0.62	$0.74	$0.70
Diluted earnings	0.78	0.73	0.61	0.73	0.70
Cash dividends declared	0.28	0.23	0.20	0.20	0.18
Book value	10.36	10.52	9.73	9.26	6.47
Basic average shares outstanding	901,715	901,176	908,839	909,325	779,249
Diluted average shares outstanding	902,095	903,927	919,268	921,715	790,573

Market Information
High	$20.25	$19.20	$21.80	$21.82	$19.64
Low	16.50	16.84	17.20	16.00	16.91
At December 31	18.50	18.40	19.20	17.46	19.64

Selected Financial Ratios
Return on average assets	0.80%	0.84%	0.74%	0.97%	0.89%
Return on average equity	7.46	7.19	6.43	9.07	10.87
Average equity to average assets	10.76	11.70	11.56	10.69	8.19
Equity to assets at end of period	10.36	12.42	11.75	12.15	8.07
Non-performing assets to total assets	1.57	0.38	0.39	0.27	0.47
Non-performing loans to total loans	3.01	0.65	0.67	0.49	0.85

(1)	Adjusted for a five-for-stock split effective January 24, 2003, a 10% stock dividend effective January 11, 2002, a five-for-four stock split effective August 25, 1999.

Tri-State 1st Banc, Inc.’s common stock is traded on the NASDAQ OTC Bulletin Board under the trade symbol TSEO. The following table presents the quarterly high and low prices in the Company’s common stock for the two-year period ended December 31, 2003. Also included in the table are dividends declared per share on the outstanding common stock.

Common Stock Price			Cash Dividends Declared Per Share
	High	Low
2003
First Quarter	$18.40	$16.50	$0.070
Second Quarter	18.40	18.15	0.070
Third Quarter	19.50	18.50	0.070
Fourth Quarter	20.25	18.50	0.070

			$0.280

2002
First Quarter	$19.20	$16.84	$0.056
Second Quarter	18.40	17.04	0.056
Third Quarter	18.88	17.20	0.056
Fourth Quarter	18.40	17.20	0.064

			$0.232

All market prices and cash dividend amounts have been restated to reflect a five-for-four stock split effective January 24, 2003.

At December 31, 2003, there were 893,921 of common shares outstanding, which were held by approximately 475 shareholders of record.

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

The following table sets forth certain information relating to the Company’s consolidated average balance sheets and statements of income for the years ended December 31, 2003 and 2002, and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods shown.

	For the Year Ended
	2003			2002
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:
Interest-bearing deposits with other banks and federal funds sold	$3,903,940	$41,463	1.06%	$3,590,859	$58,390	1.63%
Taxable investment securities	20,287,209	859,304	4.24%	14,536,737	817,766	5.63%
Non taxable investment securities (2)	7,522,469	545,668	7.25%	8,384,074	585,948	6.99%
Loans (1)(2)	44,794,970	3,392,975	7.57%	43,555,539	3,461,876	7.95%

Total interest-earning assets	76,508,588	4,839,410	6.33%	70,067,209	4,923,980	7.03%

Noninterest-earning assets	11,186,275			9,092,692

Total assets	$87,694,863			$79,159,901

Interest-bearing liabilities:
Interest bearing demand	$16,283,175	137,288	0.84%	$14,554,272	162,411	1.12%
Money market accounts	3,842,791	52,375	1.36%	3,593,368	53,476	1.49%
Savings deposits	12,894,488	128,278	0.99%	11,496,766	127,387	1.11%
Time deposits	24,607,583	730,735	2.97%	23,663,866	914,196	3.86%
Short-term borrowings	7,053,399	88,408	1.25%	5,969,999	114,484	1.92%

Total interest-bearing liabilities	64,681,436	1,137,084	1.76%	59,278,271	1,371,954	2.31%

Noninterest-bearing liabilities	14,348,948			11,623,715
Stockholders’ equity	8,664,479			8,257,915

Total liabilities and stockholders’ equity	$87,694,863			$79,159,901

Net earning assets	$11,827,152			$10,788,938

Net interest income		$3,702,326			$3,552,026

Net interest spread (3)			4.58%			4.72%

Net interest margin (4)			4.84%			5.07%

(1)	For the purpose of these computations, non-accrual loans (if any) are included in the daily average loan amounts outstanding and interest on loans includes fee income.
(2)	Yields are computed on a tax equivalent basis using a 34% federal income tax rate.
(3)	Net interest rate spread represents the difference between the average yield on interest-earning assets, and the average cost of interest-bearing liabilities.
(4)	Net interest margin is calculated by dividing the difference between total interest earned and total paid by total interest earning assets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is Management’s discussion and analysis of the financial condition and results of operations of Tri-State 1st Banc, Inc. for the years ended December 31, 2003 and 2002. The discussion should be read in conjunction with the consolidated financial statements and notes thereto and the summary financial information included elsewhere in this annual report.

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

Gateminder Corporation was incorporated under the laws of the state of Ohio as a wholly owned non-bank subsidiary of the Company. Headquartered in East Liverpool, Ohio, Gateminder provides non-bank activities for Automated Teller Machines (“ATM”). The non-bank subsidiary sells ATM machines to businesses and merchants that operate ATMs at their place of business and provides the means for processing the ATM transactions that are generated at the merchants ATM.

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

Summary of Financial Condition

Total consolidated assets of the Company at December 31, 2003 were $89,372,000, an increase of 15.5% or $12,014,000 from year-end 2002. This increase was well above the 3.8% or $2,825,000 increase for the 2002 period. Total deposits for the year grew by $9,244,000 or 14.9% and were the primary funding source for the Company’s asset growth. Much of the new deposit growth was invested in the Company’s investment portfolio, as demand for loans in 2003 was down from previous years. Total investments increased by $8,556,000 or 36.7% while total loans decreased by $155,000 or 0.3%. Total earning assets, which principally include loans, investment securities and federal funds sold equaled $77,159,000 at December 31, 2003, an increase of $8,403,000 or 12.2% over total earning assets at December 31, 2002.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Federal Funds Sold and Investment Securities

At year-end 2003 and 2002, the Company had no federal funds sold. On an average daily basis, federal funds sold were $3.9 million in 2003 and $3.6 million in 2002. The Company generally attempts to average between $2 million and $4 million in federal funds sold, however, this range may shift as cash flows fluctuate or liquidity needs change.

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

Investment securities available for sale were $30,718,000 at December 31, 2003. This compares to $22,355,000 at December 31, 2002, an increase of $8,363,000 or 37.4%. The sizeable increase in the investment portfolio was a direct result of the strong deposit growth and a lack of funding needs for the loan portfolio. Total purchases for 2003 were $23,870,000 compared to $9,481,000 in 2002, a $14,389,000 or 151.8% increase. New purchases for the year were offset by securities that were called, matured or had principal payments and totaled $13,750,000 for 2003 and $6,294,000 for 2002. A total of $1,109,000 in securities were sold in 2003 and $2,382,000 in 2002.

Investment securities held to maturity increased $193,000 or 20.7% in 2003 when compared to the prior year as a result of a single security purchase in the amount of $375,000 offset by principal pay-downs, maturities and calls.

Loans

Total loans for the year decreased $155,000 or 0.3% to $45,241,000. Average loans outstanding for the year were $44.8 million, a 2.9% or $1.2 million increase over average loans outstanding last year. Loan originations were $18.1 million in 2003 compared to $19.7 million in 2002, a decrease of $1.6 million. Overall loan demand was slow in 2003 while pay-offs remained at all time highs. The current historically low interest rate environment has brought about strong demand for loan refinancings at a time when management remains cautious on originating new loans at such low interest rates. With so much of the refinancings having occurred and the possibility of interest rates rising in the future, it is expected the refinancing trend will slow to a level more normally experienced by the Bank.

Bank Owned Life Insurance

At December 31, 2003 the Company had $2,171,000 in Bank-owned life insurance (“BOLI”). In early 2003, the Bank purchased $2,100,000 of BOLI from two separate insurance carriers. The insurance is carried by the Bank at the current cash surrender values of the underlying policies. The earnings received from the cash value life insurance plans, which are tax exempt, will be used to offset employee benefit costs.

Deposits

Deposits are generally the Bank’s primary source for funding its earning assets. The Bank offers a wide variety of products designed to attract new customers and retain existing customers while at the same time attempting to maintain a cost-effective funding source. Total deposits were up $9,244,000 or 14.9% when compared to total deposits at December 31, 2002. All deposit types were up for the year with the exception of money market accounts which decreased by $211,000 or 5.5%. The increase in deposits is attributable to an increase in new deposit accounts as well as an increase in balances from existing accounts. Most, if not all of the new are accounts are within the Company’s market area.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Borrowings

The Company may from time to time use various funding sources other than deposits to provide the funds necessary for the loan and investment securities portfolios. Alternative funding sources may include securities sold under repurchase agreements and advances with the FHLB. Securities that are sold under repurchase agreements are funding agreements with customers of the Bank that are collateralized by various Bank owned investment securities.

At December 31, 2003 total short-term borrowings consisted of $2,000,000 in advances with the FHLB and $6,533,000 in securities sold under repurchase agreements. For year-ended 2002 total short-term borrowings were made up of $200,000 in federal funds purchased and the $5,006,000 in securities sold under repurchase agreements.

Summary of Earnings

The Company’s 2003 net income was $701,000, an increase of $45,000, or 6.9%, from 2002’s net income of $656,000. On a per share basis, net income for 2003 was $0.78 per basic and diluted share compared to 2002’s net income per share of $0.73 for basic and diluted shares, respectively. The increase in net income for the year was primarily a result of an increase in net interest income and noninterest income offset by an increase in noninterest expenses.

Interest Income

Interest income on loans decreased $78,000 or 2.2% during 2003 when compared to 2002. This decrease was a result of a 38 basis point drop on the yield earned for total loans offset by a $1,239,000 or 2.9% increase in the average loan balance outstanding.

Interest income on federal funds sold decreased $15,000 or 29.1% during 2003 when compared to 2002 due to a decrease of 57 basis points in the yield earned offset by an increase of $313,000 or 8.7% in the average balance outstanding.

Interest income earned on investment securities increased in 2003 by $15,000 or 1.2% from 2002. This increase was a result of a $4,889,000 or 21.3% increase in the average balance outstanding offset by a 70 basis point decrease in the yield earned.

Interest Expense

Interest expense on deposits for 2003 decreased $209,000 or 16.6% when compared to 2002. This decrease was a result of a 54 basis point drop on the rate paid on deposits for the year offset by a $4,320,000 or 8.1% increase in average interest-bearing deposits outstanding.

Interest expense on short-term borrowings decreased $26,000 or 22.8% in 2003 when compared to 2002 and was due to a decrease of 109 basis points on the rate paid on these funds offset by an increase of $156,000 or 2.7% in the average balance of borrowed funds outstanding

Provision and Allowance for Loan Losses

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The amount of the provision for loan losses charged to operations is determined by the Company’s loan committee and approved by the Board of Directors. In determining the amount of the provision, the committee considers such factors as credit risks inherent in the loan portfolio, asset quality, economic conditions and portfolio trends. For 2003, the provision for loan losses was $76,000, compared to $108,000 charged in 2002. This represents a $32,000 or 30.0% decrease for the year. Prior to 2003, the Company recorded off-balance sheet credit exposures from outstanding loan commitments as part of the reserve in the allowance for loan loss. In 2003 these off-balance sheet credit exposures were recorded as contingent liabilities rather than as a reserve in the allowance for loan loss. As a result of this change, the allowance for loan loss and provision expense for 2003 were reduced by $15,000 and an offsetting contingent liability was established for the same amount.

The Company believes that the allowance for loan losses at December 31, 2003 of $514,000 is adequate to cover probable losses in the portfolio as of such date. However, there can be no assurance that the Company will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 2003.

Other Operating Income

Total other operating income, excluding gains from investment securities sold, totaled $1,072,000, an increase of $170,000 or 18.8% over 2003. Service fees on deposit accounts increased $87,000 or 14.3% in 2003. This increase was attributable to an increase in the number of accounts serviced by the Bank, and to a lessor extent, increases in the fees charged for these services. Other operating income increased $83,000 or 28.2% due to: (1) an increase in revenues earned from the Company’s non-bank subsidiary, Gateminder Corporation for ATM related services, (2) an increase in income earned from the increase in the cash value of the Bank’s BOLI insurance, (3) an increase in transaction based fees from ATM and Debit card usage and (4) an overall increase in other operating income.

Investment securities available for sale totaling $1,109,000 and $2,382,000 were sold in 2003 and 2002, respectively and resulted in gains of $68,000 in 2003 and $72,000 for 2002. The sales for both periods were in conjunction with the interest rate environments at the time of the sales and management’s overall investment strategy.

Other Operating Expense

Total salary and employee benefits increased $129,000 or 7.8% in 2003. Employee wages increased $75,000 or 7.5% due to the hiring of additional personnel throughout 2003 as well as normal merit increases relating to existing employees. Total employee benefit costs for the year increased by $54,000 due to increases in health insurance costs and other employee related benefit expenses.

Furniture and equipment costs increased $66,000 or 24.4% in 2003 from 2002. This increase was mostly due to an increase in depreciation expense from capitalized costs associated with a new core processing and check imaging system purchased in 2002.

Other expenses increased $139,000 or 13.1%, in 2003 as a result of an increase in: (1) ATM related costs for the Company’s non-bank subsidiary, Gateminder Corporation, (2) an increase in expenses for contingent liabilities relating to off-balance sheet credit exposures, (3) an increase in stationery, printing and supplies and (4) an increase in director’s fees, advertising, audit and examination fees and other general administrative expenses.

The provision for income tax was $128,000 in 2003 compared to $165,000 in 2002. This represents a decrease of $37,000 or 22.5% and is due mostly to a decrease in taxable income.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources

Total consolidated stockholders’ equity decreased $348,000 or 3.6% when compared to December 31, 2002. For the year, treasury shares purchased totaled $799,000, less shares reissued in the amount of $432,000 for a net increase in treasury stock and a net decrease to stockholders’ equity of $368,000. Also contributing to the decrease in stockholders’ equity was a decrease in accumulated comprehensive income from a decline in the market value of the available for sale securities, offset be 2003’s net income of $701,000, less cash dividends declared of $251,000.

Liquidity

The liquidity of a Banking institution reflects its ability to provide funds to meet loan requests, to accommodate the possible outflows of deposits and to take advantage of interest rate market opportunities. It requires continuous analysis by management in order to match the maturities of short-term loans and investments with the various types of deposits and borrowings. Liquidity is normally considered in terms of the nature and the mix of the Bank’s sources and uses of funds.

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

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders

Tri-State 1st Banc, Inc.

We have audited the consolidated balance sheet of Tri-State 1st Banc, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tri-State 1st Banc, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Wexford, PA

February 6, 2004

/s/ SR Snodgrass

1000 Stonewood Drive

Suite 200

Wexford, PA 15090

TRI-STATE 1ST BANC, INC.

CONSOLIDATED BALANCE SHEET

	December 31,
	2003	2002
ASSETS
Cash and due from banks	$6,005,898	$4,807,465
Interest-bearing deposits with other banks	74,894	72,133

Cash and cash equivalents	6,080,792	4,879,598
Investment securities available-for-sale	30,718,135	22,354,936
Investment securities held to maturity (market value of $1,188,816 and $1,005,188)	1,125,279	932,553
Loans	45,240,680	45,395,942
Less allowance for loan losses	514,260	514,276

Net loans	44,726,420	44,881,666
Premises and equipment	3,484,002	3,361,803
Bank-owned life insurance	2,170,682	—
Accrued interest and other assets	1,066,659	947,671

TOTAL ASSETS	$89,371,969	$77,358,227

LIABILITIES
Deposits:
Noninterest-bearing demand	$15,104,257	$9,822,378
Interest-bearing demand	13,994,300	13,494,969
Money market	3,631,875	3,842,359
Savings	14,113,973	11,617,664
Time	24,534,581	23,357,634

Total deposits	71,378,986	62,135,004
Short-term borrowings	8,532,649	5,206,114
Accrued interest and other liabilities	197,522	406,517

TOTAL LIABILITIES	80,109,157	67,747,635

STOCKHOLDERS’ EQUITY
Common stock, no par value; 3,000,000 shares authorized, 915,764 shares issued	8,195,467	8,182,945
Retained earnings	1,319,285	914,595
Treasury stock, at cost (21,843 and 1,881 shares)	(402,637)	(34,755)
Accumulated other comprehensive income	150,697	547,807

TOTAL STOCKHOLDERS’ EQUITY	9,262,812	9,610,592

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$89,371,969	$77,358,227

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,
	2003	2002
INTEREST INCOME
Loans, including fees	$3,373,228	$3,450,872
Interest-bearing deposits with other banks	4,968	6,903
Federal funds sold	36,495	51,487
Investment securities:
Taxable	859,304	817,766
Exempt from federal income tax	360,142	386,726

Total interest income	4,634,137	4,713,754

INTEREST EXPENSE
Deposits	1,048,676	1,257,470
Short-term borrowings	88,408	114,484

Total interest expense	1,137,084	1,371,954

NET INTEREST INCOME	3,497,053	3,341,800

Provision for loan losses	75,620	108,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,421,433	3,233,800

OTHER OPERATING INCOME
Service fees on deposit accounts	694,706	608,050
Investment securities gains, net	68,407	71,744
Earnings on bank-owned life insurance	70,682	—
Other	306,367	294,166

Total other operating income	1,140,162	973,960

OTHER OPERATING EXPENSE
Salaries and employee benefits	1,791,298	1,662,377
Occupancy	404,761	392,713
Furniture and equipment	333,874	268,340
Other	1,202,169	1,062,883

Total other operating expense	3,732,102	3,386,313

Income before income taxes	829,493	821,447
Income taxes	128,100	165,317

NET INCOME	$701,393	$656,130

EARNINGS PER SHARE
Basic	$0.78	$0.73
Diluted	0.78	0.73

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

	Common Stock	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2001	$8,142,398	$683,647	$(303,943)	$234,591	$8,756,693
Comprehensive income:
Net income		656,130			656,130
Net unrealized gain on securities, net of reclassification adjustment, net of taxes of $161,354				313,216	313,216

Total comprehensive income					969,346
Purchase of treasury stock			(1,437,564)		(1,437,564)
Sale of treasury stock			1,185,316		1,185,316
Stock options exercised	41,411	(211,665)	521,436		351,182
Dividends declared ($0.23 per share)		(210,286)			(210,286)
Cash paid in lieu of fractional shares	(864)	(3,231)			(4,095)

Balance, December 31, 2002	8,182,945	914,595	(34,755)	547,807	9,610,592
Comprehensive income:
Net income		701,393			701,393
Net unrealized loss on securities, net of reclassification adjustment, net of tax benefit of $204,572				(397,110)	(397,110)

Total comprehensive income					304,283
Purchase of treasury stock			(799,517)		(799,517)
Stock options exercised	12,522	(45,230)	431,635		398,927
Dividends declared ($0.28 per share)		(251,473)			(251,473)

Balance, December 31, 2003	$8,195,467	$1,319,285	$(402,637)	$150,697	$9,262,812

				2003	2002
Components of other comprehensive income (loss):
Change in net unrealized gain (loss) on investment securities available-for-sale				$(351,961)	$360,567
Realized gains included in net income, net of taxes of $23,259 and $24,393				(45,149)	(47,351)

Total				$(397,110)	$313,216

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2003	2002
OPERATING ACTIVITIES
Net income	$701,393	$656,130
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	75,620	108,000
Depreciation and amortization, net	508,546	381,613
Investment securities gains, net	(68,407)	(71,744)
Deferred income taxes	4,864	(24,576)
Earnings on bank-owned life insurance	(70,682)	—
Decrease (increase) in accrued interest receivable	(36,725)	8,569
Decrease in accrued interest payable	(7,436)	(30,520)
Other, net	(28,587)	4,624

Net cash provided by operating activities	1,078,586	1,032,096

INVESTING ACTIVITIES
Investment securities available-for-sale:
Proceeds from sales	1,109,157	2,382,091
Proceeds from principal repayments and maturities	13,750,241	6,294,449
Purchases of securities	(23,869,849)	(9,480,680)
Investment securities held to maturity:
Proceeds from sales	—	36,016
Proceeds from principal repayments and maturities	181,480	228,509
Purchases of securities	(375,000)	—
Net increase in loans	(19,031)	(2,706,223)
Purchase of bank-owned life insurance	(2,100,000)	—
Proceeds from the sale of premises and equipment	6,995	—
Purchase of premises and equipment	(467,317)	(369,651)

Net cash used for investing activities	(11,783,324)	(3,615,489)

FINANCING ACTIVITIES
Net increase in deposits	9,243,982	2,550,316
Net increase (decrease) in short-term borrowings	3,326,535	(599,063)
Purchase of treasury stock	(799,517)	(1,437,564)
Sale of treasury stock	—	1,185,316
Stock options exercised	386,405	309,771
Cash dividends paid including cash in lieu of fractional shares	(251,473)	(214,381)

Net cash provided by financing activities	11,905,932	1,794,395

Increase (decrease) in cash and cash equivalents	1,201,194	(788,998)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,879,598	5,668,596

CASH AND CASH EQUIVALENTS AT END OF YEAR	$6,080,792	$4,879,598

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Tri-State 1st Banc, Inc. (the “Company”) is an Ohio corporation organized as the holding company of the 1st National Community Bank (the “Bank”) and Gateminder Corporation (“Gateminder”). The Bank is a national banking association headquartered in East Liverpool, Ohio. The Bank’s principal sources of revenue emanate from its commercial, commercial mortgage, residential real estate, and consumer loan financing, its investment securities portfolio, as well as a variety of deposit services offered to its customers through seven branch offices which are located in the tri-state area of East Liverpool, Ohio. Gateminder was established by the Company to provide non-banking services to businesses with automated teller machines (“ATM”). Gateminder sells ATM machines and provides the means for processing transactions for businesses.

The Company’s principal assets are represented by its ownership of the Bank and Gateminder. The Company and Gateminder are supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

The consolidated financial statements of the Company include its wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation. The investment in subsidiaries on the parent company financial statements is carried at the Company’s equity position in the underlying net assets of each entity. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Securities

Investment securities are classified at the time of purchase, based on management’s abilities and intention, as securities held to maturity or available for sale. Debt securities acquired with the ability and intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using the interest method and recognized as adjustments of interest income. All other debt securities have been classified as available for sale to serve principally for liquidity purposes. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders’ equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank of Cincinnati (“FHLB”) and the Federal Reserve Bank represents ownership in institutions that are wholly owned by other financial institutions. These equity securities are accounted for at cost and are classified as other assets.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans are reported at their principal amount, net of the allowance for loan losses. Interest on all loans is recognized as income when earned on the accrual method. The Company’s general policy is to stop accruing interest on loans when it is determined that reasonable doubt exists as to the collectibility of additional interest. Payments received on nonaccrual loans are recorded as income or applied against principal according to manage-ment’s judgment as to the collectibility of principal.

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

Mortgage loans secured by one-to-four family properties and all consumer loans are large groups of smaller balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances concerning the loan, the creditworthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

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

Bank-Owned Life Insurance

Bank-Owned Life Insurance (BOLI) is carried by the Bank at the current cash surrender values of the underlying policies. The policies are single premium policies that do not carry loads or surrender charges. Income earned on the policies is based on the crediting rate on the individual insurance contracts.

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

Advertising Costs

Advertising costs are expensed as the costs are incurred. Advertising expenses amounted to $76,624 and $60,590 for 2003 and 2002, respectively.

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

Stock Options

The Company maintains stock option plans for the directors, officers, and key employees. The Company accounts for its stock option plans under the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under this opinion, no compensation expense has been recognized with respect to the plans because the exercise price of the Company’s employee stock options equal the market price of the underlying stock on the grant date.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Options (Continued)

Had the compensation expense for the stock option plans been recognized in accordance with the fair value accounting provisions of FAS No. 123, Accounting for Stock-Based Compensation, net income applicable to common stock and basic and diluted net income per common share for the year ended December 31 would have been as follows:

	2003	2002
Net income applicable to common stock:	$701,393	$656,130
Less pro forma expense related to option	62,647	—

Pro forma net income	$638,746	$656,130

Basic net income per common share:
As reported	$0.78	$0.73
Pro forma	0.71	0.73
Diluted net income per common share:
As reported	$0.78	$0.73
Pro forma	0.71	0.73

For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option pricing model. The model requires the use of subjective assumptions which can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions:

Grant Year	Expected Dividend Yield	Risk-free Interest Rate	Expected Volatility	Expected Life (in years)
2003	1.50%	3.94%	18.77%	7.01

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, these assets and liabilities are adjusted through the provision for income taxes.

Comprehensive Income

The Company is required to present comprehensive income and its components in a full set of general-purpose financial statements for all periods presented. The Company’s other comprehensive income comprises the net unrealized gains and losses attributable to its investment securities available for sale. The Company has elected to report the effects of comprehensive income as a part of the Consolidated Statement of Changes in Stockholders’ Equity.

Cash Flow Information

The Company has defined cash and cash equivalents as those amounts included in the balance sheet captions “Cash and due from banks” and “Interest-bearing deposits with other banks.” Cash payments for interest expense in 2003 and 2002 were $1,144,520 and $1,402,474, respectively. Cash payments for income taxes in 2003 and 2002 were $133,039 and $215,662, respectively.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassification of Comparative Amounts

Certain items previously reported have been reclassified to conform to the current year’s reporting format. Such reclassifications did not affect net income or stockholders’ equity.

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (“FASB”) revised Statement of Financial Accounting Standards (“FAS”) No. 132, Employers’ Disclosures About Pension and Other Postretirement Benefit. This statement retains the disclosures required by FAS No. 132, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair value of plan assets. Additional disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This statement retains reduced disclosure requirements for nonpublic entities from FAS No. 132, and it includes reduced disclosure for certain of the new requirements. This statement is effective for financial statements with fiscal years ending after December 15, 2003. The interim disclosures required by this statement are effective for interim periods beginning after December 15, 2003. The adoption of this statement did not have a material effect on the Company’s disclosure requirements.

In August 2001, the FASB issued FAS No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which was effective January 1, 2003, did not have a material effect on the Company’s financial position or results of operations.

In July 2002, the FASB issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The new statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

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

Recent Accounting Pronouncements (Continued)

In April 2003, the FASB issued FAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. The amendments set forth in FAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in FAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. FAS No. 149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. This statement is effective for contracts entered into or modified after September 30, 2003, except as stated below and for hedging relationships designated after September 30, 2003. The guidance should be applied prospectively. The provisions of this statement that relate to FAS No. 133, Implementation Issues, that have been effective for fiscal quarters that began prior to September 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist should be applied to existing contracts as well as new contracts entered into after September 30, 2003. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

In May 2003, the FASB issued FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Such instruments may have been previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after September 15, 2003. The adoption of this statement did not have a material effect on the Company’s reported equity.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor’s obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation did not have a material effect on the Company’s financial position or results of operations.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In December 2003, the FASB issued a revision to Interpretation No. 46, Consolidation of Variable Interest Entities, which established standards for identifying a variable interest entity (VIE) and for determining under what circumstances a VIE should be consolidated with its primary beneficiary. Application of this interpretation is required in financial statements of public entities that have interests in special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of VIEs is required in financial statements for periods ending after March 15, 2004. Small business issuers must apply this interpretation to all other types of VIEs at the end of the first reporting period ending after December 15, 2004. The adoption of this interpretation has not and is not expected to have a material effect on the Company’s financial position or results of operations.

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

	2003	2002
Weighted average common shares	915,764	915,764

Average treasury stock shares	(14,049)	(14,588)

Weighted average common shares outstanding used to calculate basic earnings per share	901,715	901,176

Additional common stock equivalents (stock options) used to calculate diluted earnings per share	380	2,751

Weighted average common shares and common stock equivalents used to calculate diluted earnings per share	902,095	903,927

Options to purchase 32,725 and 37,129 shares of common stock at prices from $19.20 to $20.36 were outstanding during 2003 and 2002, respectively, but were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.

3.	STOCK SPLIT AND DIVIDEND

On December 20, 2002, the Board of Directors approved a five-for-four stock split, payable January 24, 2003, to stockholders of record on January 8, 2003. Average shares outstanding and all per share amounts included in the consolidated financial statements are based on the increased number of shares giving retroactive effect to the stock split and stock dividend.

4.	INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities available for sale are as follows:

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government agency securities	$13,352,649	$36,177	$(222,393)	$13,166,433
Obligations of states and political subdivisions	6,663,850	392,482	(4,643)	7,051,689
Mortgage-backed securities	9,473,308	79,691	(46,956)	9,506,043

Total debt securities	29,489,807	508,350	(273,992)	29,724,165

Equity securities	1,000,000	—	(6,030)	993,970

Total	$30,489,807	$508,350	$(280,022)	$30,718,135

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government agency securities	$9,560,123	$248,417	$—	$9,808,540
Obligations of states and political subdivisions	8,447,182	493,889	(322)	8,940,749
Mortgage-backed securities	3,517,620	88,392	(365)	3,605,647

Total	$21,524,925	$830,698	$(687)	$22,354,936

The amortized cost and estimated market value of investment securities held to maturity are as follows:

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$1,125,279	$63,537	$—	$1,188,816

Total	$1,125,279	$63,537	$—	$1,188,816

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$932,553	$72,635	$—	$1,005,188

Total	$932,553	$72,635	$—	$1,005,188

4.	INVESTMENT SECURITIES (Continued)

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time, that the individual securities have been in a continuous unrealized loss position, at December 31, 2003. All of these individual securities have been in an unrealized losses position for less than 12 months.

	Estimated Market Value	Gross Unrealized Losses
U.S. Government agency securities	$8,909,212	$222,393
Obligations of states and political subdivisions	206,645	4,643
Mortgage-backed securities	3,721,490	46,956

Total debt securities	12,837,347	273,992
Equity securities	993,970	6,030

Total	$13,831,317	$280,022

The Company’s investment securities portfolio contains unrealized losses of direct obligations of the U.S. Government, including mortgage-related instruments, issued or backed by the full faith and credit of the U.S. Government or are generally viewed as having the implied guarantee of the U.S. Government, debt obligations of a U.S. state or political subdivision, and equity securities.

On a quarterly basis, the Company evaluates the severity and duration of impairment for its investment securities portfolio unless the Company has the ability to hold the security to maturity without incurring a loss. Generally, impairment is considered other than temporary when an investment security has sustained a decline of 10 percent or more for six months.

The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes that are not expected to result in the noncollection of principal and interest, during the period.

	Available for Sale		Held to Maturity
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$1,811,017	$1,842,224	$105,651	$108,465
Due after one year through five years	7,283,473	7,514,835	379,530	405,224
Due after five years through ten years	13,588,791	13,535,780	265,098	291,127
Due after ten years	6,806,526	6,831,326	375,000	384,000

Total	$29,489,807	$29,724,165	$1,125,279	$1,188,816

The amortized cost and estimated market value of debt securities by contractual maturity at December 31, 2003, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

4.	INVESTMENT SECURITIES (Continued)

Proceeds from the sales of securities available for sale and the gross realized gains and losses for the years ended December 31 were as follows:

	2003	2002
Proceeds from sales	$1,109,157	$2,418,107
Gross realized gains	68,407	72,853
Gross realized losses	—	1,109

Included with proceeds from the sale of investment securities in 2002 is $36,016 from the sale of held-to-maturity mortgage-backed securities. These securities had been repaid in excess of 85 percent of the original amount purchased.

Investment securities with an amortized cost of $9,647,902 and $8,952,611 and an estimated market value of $9,631,092 and $9,229,662, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and other purposes as required by law at December 31, 2003 and 2002.

5.	LOANS

Major classifications of loans are summarized as follows:

	2003	2002
Commercial and agricultural	$17,631,742	$16,242,973
Real estate mortgages:
Residential	18,229,479	19,232,867
Construction	162,492	354,813
Commercial	3,795,636	4,073,735
Consumer	5,421,331	5,491,554

	45,240,680	45,395,942
Less allowance for loan losses	514,260	514,276

Net loans	$44,726,420	$44,881,666

The Company grants consumer, commercial, and mortgage loans to customers throughout its trade area that encompasses the immediate tri-state area of East Liverpool, Ohio. Although the Company has a diversified loan portfolio at December 31, 2003 and 2002, a substantial portion of its debtors’ ability to honor their loan agreements is dependent upon the economic stability of the tri-state area.

Loans on which the accrual of interest has been discontinued or reduced, inclusive of impaired loans, amounted to $362,756 and $98,149 as of December 31, 2003 and 2002, respectively. Interest income on loans would have been increased by $8,130 and $5,179 during 2003 and 2002, respectively, if these loans had performed in accordance with their original terms.

5.	LOANS (Continued)

Information with respect to impaired loans and the related allowance for loan losses for the years ended December 31, 2003 and 2002, is noted below.

	2003	2002
Impaired loans:
With a related allowance for loan losses	$992,584	$62,128
Without a related allowance for loan losses	—	—

Total	$992,584	$62,128

Allowance for loan losses	$186,824	$18,638
Average recorded investment in impaired loans	498,131	57,385
Interest income recognized	15,928	5,455

As of December 31, 2003, aggregate loans of $60,000 or more extended to officers, directors, and related affiliates or associates were $1,520,391. A summary of activity during the year is as follows:

2002	Additions	Amount Collected	2003
$1,341,026	$462,938	$283,573	$1,520,391

6.	ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the years ended December 31 are as follows:

	2003	2002
Balance, January 1	$514,276	$443,350
Add:
Provision charged to operations	75,620	108,000
Recoveries	33,669	49,084
Less loans charged off	109,305	86,158

Balance, December 31	$514,260	$514,276

7.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows at December 31:

	2003	2002
Land and improvements	$429,141	$428,391
Buildings and improvements	2,277,434	2,264,069
Leasehold improvements	610,783	609,584
Furniture, fixtures, and equipment	2,028,516	1,905,106
Construction in progress	272,146	—

	5,618,020	5,207,150
Less accumulated depreciation	2,134,018	1,845,347

Total	$3,484,002	$3,361,803

Depreciation and amortization charged to operations was $345,118 in 2003 and $307,841 in 2002.

8.	DEPOSITS

Time deposits at December 31, 2003, mature $19,292,981, $2,983,183, $1,120,543, and $1,137,874, during 2004, 2005, 2006, and 2007, respectively.

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $5,393,889 and $4,652,040 at December 31, 2003 and 2002, respectively.

Maturities on time deposits of $100,000 or more are as follows at December 31, 2003:

Within three months	$1,225,940
Beyond three but within six months	933,794
Beyond six but within twelve months	1,977,320
Beyond one year	1,256,835

Total	$5,393,889

9.	SHORT-TERM BORROWINGS

Short-term borrowings can consist of federal funds purchased, securities sold under agreement to repurchase, and FHLB adjustable rate borrowings with terms of 30 days or less.

The outstanding balances and related information for short-term borrowings are summarized as follows:

	2003		2002
	Amount	Rate	Amount	Rate
Balance at year-end	$8,532,649	1.23%	$5,206,114	1.37%
Average balance outstanding during the year	7,053,374	1.25	5,969,999	1.92
Maximum amount outstanding at any month-end	8,577,316		7,707,641

9.	SHORT-TERM BORROWINGS (Continued)

The Bank also has a line of credit with a borrowing limit of approximately $12.6 million with the FHLB as of December 31, 2003. This credit line is subject to annual renewal and incurs no service charges. Outstanding borrowings on this line are collateralized by a blanket security agreement on qualified residential mortgage loans and the Bank’s investment in stock of the FHLB. There were no significant borrowings outstanding on this line of credit for the years ended December 31, 2003 or 2002.

10.	OTHER EXPENSES

The following is an analysis of other expenses:

	2003	2002
Stationery, printing, and supplies	$161,320	$128,248
State franchise tax	94,446	95,041
Postage	70,301	66,867
ATM and debit card processing and supplies	92,612	88,129
Advertising and public relations	76,624	60,590
Other	706,866	624,008

Total	$1,202,169	$1,062,883

11.	INCOME TAXES

The provision for income taxes consists of:

	2003	2002
Current	$123,236	$189,893
Deferred	4,864	(24,576)

Total	$128,100	$165,317

The components of the net deferred tax assets (liabilities) are as follows at December 31:

	2003	2002
Deferred tax assets:
Allowance for loan losses	$152,143	$153,069
Other	22,761	14,482

Gross deferred tax assets	174,904	167,551

Deferred tax liabilities:
Net unrealized gain on securities	77,632	282,204
Premises and equipment	86,190	49,891
Accrual to cash conversion	54,357	81,535
Deferred loan fees	40,625	40,623
FHLB stock dividend	33,692	30,598

Gross deferred tax liabilities	292,496	484,851

Net deferred tax liabilities	$(117,592)	$(317,300)

11.	INCOME TAXES (Continued)

The reconciliation of the federal statutory rate and the Company’s effective income tax rate is as follows:

	2003		2002
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
Provision at statutory rate	$282,028	34.0%	$279,292	34.0%
Effect of tax-free income	(163,353)	(19.7)	(144,764)	(17.6)
Other	9,425	1.1	30,789	3.7

Actual tax expense and effective rate	$128,100	15.4%	$165,317	20.1%

12.	EMPLOYEE BENEFITS

Savings Plan

The Bank maintains a trusteed Section 401(k) plan for all eligible employees. The Bank makes matching contributions for eligible employees of 25 percent of the employee contributions annually, to a maximum of 12 percent of base salary. The Bank also makes discretionary contributions as determined annually by the Board of Directors. The Bank’s total contribution to this plan was $30,556 in 2003 and $25,763 in 2002.

ESOP

The Company also maintains an ESOP covering substantially all employees and officers. The Trustee has discretionary authority to purchase shares of common stock of the Company in the open market. The amount of the contribution to the ESOP is at the discretion of the Board of Directors with benefits vesting over a seven-year period. Contributions of $8,000 and $9,200 were recorded during 2003 and 2002, respectively. The Trustee held 7,918 and 7,819 shares of the Company’s common stock at December 31, 2003 and 2002, respectively.

Stock Option Plan

The Company maintains stock option plans for the Directors, officers, and key employees. The stock options typically have expiration terms of five or ten years, subject to certain extensions and early terminations and are fully vested on the grant date. The per share exercise price of a stock option granted shall, at a minimum, equal the fair market value of a share of common stock on the date the option is granted.

12.	EMPLOYEE BENEFITS (Continued)

Stock Option Plan (Continued)

The following table presents share data related to the outstanding options:

	2003	Weighted- Average Exercise Price	2002	Weighted- Average Exercise Price
Outstanding, at beginning of year	62,570	$18.31	84,882	$17.15
Granted	21,000	18.62	—	—
Exercised	(23,719)	16.29	(22,312)	13.88
Forfeited	(6,126)	8.78	—	—

Outstanding, at end of year	53,725	19.33	62,570	18.31

Exercisable, at end of year	53,725	19.33	62,570	18.31

The following table summarizes the characteristics of stock options outstanding at December 31, 2003:

Grant Date	Exercise Price	Outstanding and Exercisable Shares	Contractual Average Life	Average Exercise Price
August 25, 1999	19.20	16,363	5.73	19.20
August 24, 2000	20.36	16,362	6.65	20.36
January 23, 2003	18.40	9,625	9.07	18.40
December 12, 2003	18.80	11,375	9.95	18.80

		53,725

13.	COMMITMENTS

In the normal course of business, the Company makes various commitments not reflected in the accompanying consolidated financial statements. The Company offers such products to enable its customers to meet their financing objectives. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company’s exposure to credit loss is represented by the contractual amounts as disclosed below. Losses, if any, are charged to the reserve for off-balance sheet risk.

The off-balance sheet commitments comprises the following at December 31:

	2003	2002
Commitments to extend credit	$4,503,785	$4,156,416
Standby letters of credit	1,338,347	1,137,644

13.	COMMITMENTS (Continued)

These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. The Company’s exposure to credit loss, in the event of nonperformance by the other parties to the financial instruments, is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary. Commitments generally have fixed expiration dates within one year of their origination.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Performance letters of credit represent conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance-related contracts. The coverage period for these instruments is typically a one-year period with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized over the coverage period. For secured letters of credit, the collateral is typically Bank deposit instruments or customer business assets.

The company leases various branch buildings under operating leases expiring in various years through 2016.

Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year as of December 31, 2003, for each of the next five years and in the aggregate are $88,628, $84,347, $37,250, $37,250, $39,854, and $230,292 for the years ended December 31, 2004, 2005, 2006, 2007, 2008, and thereafter, respectively.

14.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company’s financial instruments are as follows:

	2003		2002
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and due from banks, interest-bearing deposits with other banks, and federal funds sold	$6,080,792	$6,080,792	$4,879,598	$4,879,598
Investment securities	31,843,414	31,906,951	23,287,489	23,360,124
Net loans	44,726,420	45,444,498	44,881,666	45,857,376
Bank-owned life insurance	2,170,682	2,170,682	—	—
Regulatory stock	353,850	353,850	344,550	344,550
Accrued interest receivable	513,843	513,843	477,118	477,118

Financial liabilities:
Deposits	$71,378,986	$71,308,696	$62,135,004	$62,925,338
Short-term borrowings	8,532,649	8,532,649	5,206,114	5,206,114
Accrued interest payable	42,304	42,304	49,740	49,740

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

If no readily available market exists, the fair value estimates for financial instruments are based upon management’s judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

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

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due From Banks, Interest-Bearing Deposits with Other Banks, Bank-Owned Life Insurance, Regulatory Stock, Accrued Interest Receivable, Short-Term Borrowings, and Accrued Interest Payable

The fair value is equal to the current carrying value.

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

Cash and Due From Banks

The district Federal Reserve Bank requires the Bank to maintain certain reserve balances. As of December 31, 2003 and 2002, the Bank had required reserves of $939,000 and $671,000, respectively, consisting of vault cash and a depository amount held with the Federal Reserve Bank.

15.	REGULATORY MATTERS (Continued)

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to 10 percent of the Bank’s capital.

Dividends

The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by a national bank. Prior approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits, as defined for the year, combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Using this formula, the amount available for payment of dividends by the Bank to the Company in 2004, without approval of the Comptroller, will be limited to approximately $867,000 plus 2004 net profits retained up to the date of the dividend declaration.

Capital Requirements

Federal regulations require the Company to maintain minimum amounts of capital. Specifically, the Company and the Bank are required to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average total assets. Management believes, as of December 31, 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

In addition to capital requirements, the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) established five capital categories ranging from “well capitalized” to “critically undercapitalized.” Should any institution fail to meet the requirements to be considered “adequately capitalized,” it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2003 and 2002, the FDIC categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

The capital position of the Bank does not materially differ from the Company’s; therefore, the following table sets forth the Company’s capital position and minimum requirements as of December 31:

	2003		2002
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)

Actual	$9,594,907	18.66%	$9,536,172	20.28%
For Capital Adequacy Purposes	4,114,000	8.00	3,762,160	8.00
To Be Well Capitalized	5,142,500	10.00	4,702,700	10.00

Tier I Capital (to Risk-weighted Assets)

Actual	$9,065,647	17.63%	$9,021,896	19.18%
For Capital Adequacy Purposes	2,057,000	4.00	1,881,080	4.00
To Be Well Capitalized	3,085,500	6.00	2,821,620	6.00

Tier I Capital (to Average Assets)

Actual	$9,065,647	10.14%	$9,021,896	11.41%
For Capital Adequacy Purposes	3,574,523	4.00	3,163,320	4.00
To Be Well Capitalized	4,468,154	5.00	3,954,150	5.00

16.	PARENT COMPANY

Following are condensed financial statements for the parent company:

CONDENSED BALANCE SHEET

	December 31,
	2003	2002
ASSETS
Cash	$106,506	$289,560
Investment in subsidiaries	8,640,802	8,769,631
Loans	495,000	510,000
Other assets	20,504	45,492

TOTAL ASSETS	$9,262,812	$9,614,683

OTHER LIABILITIES	$—	$4,091
STOCKHOLDERS’ EQUITY	9,262,812	9,610,592

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$9,262,812	$9,614,683

CONDENSED STATEMENT OF INCOME

	December 31,
	2003	2002
INCOME	$460,214	$77,007

EXPENSES	31,002	30,509

Earnings before income taxes	429,212	46,498
Income tax expense	3,900	10,184

Earnings before equity in undistributed earnings of subsidiaries	433,112	56,682
Equity in undistributed earnings of subsidiaries	268,281	599,448

NET INCOME	$701,393	$656,130

16.	PARENT COMPANY (Continued)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended December 31,
	2003	2002
OPERATING ACTIVITIES
Net income	$701,393	$656,130
Adjustment to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(268,281)	(599,448)
Other, net	33,419	8,255

Net cash provided by operating activities	466,531	64,937

INVESTING ACTIVITIES
Net decrease (increase) in loans	15,000	(510,000)

Net cash provided by (used for) investing activities	15,000	(510,000)

FINANCING ACTIVITIES
Cash dividends paid including cash paid in lieu of fractional shares	(251,473)	(214,381)
Purchase of treasury stock	(799,517)	(1,437,564)
Sale of treasury stock	—	1,185,316
Stock options exercised	386,405	309,771

Net cash used for financing activities	(664,585)	(156,858)

Net decrease in cash	(183,054)	(601,921)

CASH AT BEGINNING OF YEAR	289,560	891,481

CASH AT END OF YEAR	$106,506	$289,560

17.	QUARTERLY DATA (Unaudited)

The following is a summary of the unaudited quarterly results of operations:

	Three Months Ended
	March 2003	June 2003	September 2003	December 2003
Total interest income	$1,139,200	$1,159,469	$1,154,227	$1,181,241
Total interest expense	290,655	297,506	276,805	272,118

Net interest income	848,545	861,963	877,422	909,123
Provision for loan losses	30,000	30,000	30,000	(14,380)

Net interest income after provision for loan losses	818,545	831,963	847,422	923,503
Total noninterest income	236,864	280,189	334,004	289,105
Total noninterest expense	893,651	902,669	911,260	1,024,522

Income before income taxes	161,758	209,483	270,166	188,086
Income taxes	23,100	29,000	45,000	31,000

Net income	$138,658	$180,483	$225,166	$157,086

Per share data:
Net income
Basic	$0.15	$0.20	$0.25	$0.17
Diluted	0.15	0.20	0.25	0.17
Weighted-average shares outstanding
Basic	913,883	905,237	893,877	901,715
Diluted	916,699	907,613	893,980	902,095

	Three Months Ended
	March 2002	June 2002	September 2002	December 2002
Total interest income	$1,160,082	$1,156,340	$1,207,581	$1,189,751
Total interest expense	363,712	355,870	345,989	306,383

Net interest income	796,370	800,470	861,592	883,368
Provision for loan losses	36,000	24,000	24,000	24,000

Net interest income after provision for loan losses	760,370	776,470	837,592	859,368
Total noninterest income	188,758	218,739	278,629	287,834
Total noninterest expense	792,334	852,281	813,481	928,217

Income before income taxes	156,794	142,928	302,740	218,985
Income taxes	22,600	13,600	70,600	58,517

Net income	$134,194	$129,328	$232,140	$160,468

Per share data:
Net income
Basic	$0.15	$0.14	$0.26	$0.18
Diluted	0.15	0.14	0.26	0.18
Weighted-average shares outstanding
Basic	897,623	896,741	906,529	914,075
Diluted	908,725	904,880	907,651	915,608