Form 10KSB, Exhibit 13
period 2004-12-31
TRI STATE 1ST BANK INC
filed 2005-03-22
CIK 1010398

Exhibit 13

The following tables set forth certain information concerning the consolidated position and certain performance ratios of the Company at the dates indicated:

	At or for the Year Ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in Thousands, Except Per Share Information)
Balance Sheet Data
Assets	$90,969	$89,372	$77,358	$74,533	$69,892
Investment securities	32,721	31,843	23,287	22,235	22,544
Loans	44,484	45,241	45,396	42,767	39,236
Allowance for loan losses	501	514	514	443	448
Deposits	72,306	71,379	62,135	59,585	55,601
Borrowings	8,434	8,533	5,206	5,805	5,487
Stockholders’ equity	9,338	9,263	9,611	8,757	8,495

Summary of Operations
Interest income	$4,556	$4,634	$4,714	$5,024	$5,012
Interest expense	965	1,137	1,372	1,958	1,998

Net interest income	3,591	3,497	3,342	3,066	3,014
Provision for loan losses	133	76	108	111	129

Net interest income after provision for loan losses	3,458	3,421	3,234	2,955	2,885
Other operating income	1,388	1,140	974	822	662
Other operating expense	3,871	3,732	3,387	3,107	2,761

Income before income taxes	975	829	821	670	786
Income taxes	209	128	165	111	113

Net income	$766	$701	$656	$559	$673

Per Share Data (1)
Basic earnings	$0.86	$0.78	$0.73	$0.62	$0.74
Diluted earnings	0.86	0.78	0.73	0.61	0.73
Cash dividends declared	0.38	0.28	0.23	0.20	0.20
Book value	10.59	10.36	10.52	9.73	9.26
Basic average shares outstanding	888,656	901,715	901,176	908,839	909,325
Diluted average shares outstanding	888,756	902,095	903,927	919,268	921,715

Market Information
High	$19.25	$20.25	$19.20	$21.80	$21.82
Low	18.25	16.50	16.84	17.20	16.00
At December 31	18.90	18.50	18.40	19.20	17.46

Selected Financial Ratios
Return on average assets	0.85%	0.80%	0.84%	0.74%	0.97%
Return on average equity	8.26	7.46	7.19	6.43	9.07
Average equity to average assets	10.23	10.76	11.70	11.56	10.69
Equity to assets at end of period	10.27	10.36	12.42	11.75	12.15
Non-performing assets to total assets	1.23	1.57	0.30	0.39	0.27
Non-performing loans to total loans	2.52	3.01	0.51	0.67	0.49

(1)	Adjusted for a five-for-four stock split effective January 24, 2003 and a 10% stock dividend effective January 11, 2002.

The following table sets forth certain information relating to the Company’s consolidated average balance sheets and statements of income for the years ended December 31, 2004 and 2003, and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods shown.

	For the Year Ended
	2004			2003
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:
Interest-bearing deposits with other banks and federal funds sold	$3,096,496	$37,634	1.22%	$3,903,940	$41,463	1.06%
Taxable investment securities	24,465,196	903,517	3.69%	20,287,209	859,304	4.24%
Non taxable investment securities (2)	6,440,850	445,312	6.91%	7,522,469	545,668	7.25%
Loans (1)(2)	44,965,329	3,337,608	7.42%	44,794,970	3,392,975	7.57%

Total interest-earning assets	78,967,871	4,724,071	5.98%	76,508,588	4,839,410	6.33%

Noninterest-earning assets	11,765,716			11,186,275

Total assets	$90,733,587			$87,694,863

Interest-bearing liabilities:
Interest bearing demand	$15,168,547	106,661	0.70%	$16,283,175	137,288	0.84%
Money market accounts	6,838,628	84,343	1.23%	3,842,791	52,375	1.36%
Savings deposits	13,756,216	122,419	0.89%	12,894,488	128,278	0.99%
Time deposits	23,378,607	535,338	2.29%	24,607,583	730,735	2.97%
Total borrowings	8,574,844	116,419	1.36%	7,053,399	88,408	1.25%

Total interest-bearing liabilities	67,716,842	965,180	1.43%	64,681,436	1,137,084	1.76%

Noninterest-bearing liabilities	13,747,565			14,348,948
Stockholders’ equity	9,269,180			8,664,479

Total liabilities and
stockholders’ equity	$90,733,587			$87,694,863

Net earning assets	$11,251,029			$11,827,152

Net interest income		$3,758,891			$3,702,326

Net interest spread (3)			4.57%			4.58%

Net interest margin (4)			4.76%			4.84%

(1)	For the purpose of these computations, non-accrual loans (if any) are included in the daily average loan amounts outstanding and interest on loans includes fee income.
(2)	Yields are computed on a tax equivalent basis using a 34% federal income tax rate.
(3)	Net interest rate spread represents the difference between the average yield on interest-earning assets, and the average cost of interest-bearing liabilities.
(4)	Net interest margin is calculated by dividing the difference between total interest earned and total paid by total interest earning assets.

Tri-State 1st Banc, Inc.’s common stock is traded on the NASDAQ OTC Bulletin Board under the trade symbol TSEO. The following table presents the quarterly high and low prices in the Company’s common stock for the two-year period ended December 31, 2004. Also included in the table are dividends declared per share on the outstanding common stock.

Common Stock Price			Cash Dividends Declared Per Share
2004	High	Low
First Quarter	$18.90	$18.25	$0.09
Second Quarter	18.80	18.25	0.09
Third Quarter	19.00	18.25	0.10
Fourth Quarter	19.25	18.25	0.10

			$0.38

2003
First Quarter	$18.40	$16.50	$0.07
Second Quarter	18.40	18.15	0.07
Third Quarter	19.50	18.50	0.07
Fourth Quarter	20.25	18.50	0.07

			$0.28

All market prices and cash dividend amounts have been restated to reflect a five-for-four stock split effective January 24, 2003.

At December 31, 2004, there were 881,627 of common shares outstanding, which were held by approximately 487 shareholders of record.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is Management’s discussion and analysis of the financial condition and results of operations of Tri-State 1st Banc, Inc. for the years ended December 31, 2004 and 2003. The discussion should be read in conjunction with the consolidated financial statements and notes thereto and the summary financial information included elsewhere in this annual report.

Business

Tri-State 1st Banc, Inc. (the “Company”) is an Ohio Corporation organized as the parent Company of 1st National Community Bank, a national banking association (the “Bank”), Gateminder Corporation (“Gateminder”) and MDH Investment Management, Inc. (“MDH”), both Ohio corporations. The Company controls all of the capital stock of the Bank, Gateminder and MDH. The Company is a bank holding company regulated by the Board of Governors of the Federal Reserve System.

The Bank, chartered as a national banking association and headquartered in East Liverpool, Ohio, conducts business through seven banking offices. Branch offices are located throughout the tri-state area of Columbiana County, Ohio; Hancock County, West Virginia; and Beaver County, Pennsylvania. The Bank’s deposits are insured to the legal maximum amount provided by the Federal Deposit Insurance Corporation.

Gateminder Corporation was incorporated under the laws of the state of Ohio as a wholly owned non-bank subsidiary of the Company. Headquartered in East Liverpool, Ohio, Gateminder provides services for Automated Teller Machines (“ATM”). The non-bank subsidiary sells ATM machines to businesses, financial institutions and merchants that operate ATMs at their place of business and provides the means for processing the ATM transactions that are generated at the merchants ATM.

MDH Investment Management, Inc. was incorporated in 2004 under the laws of the state of Ohio as a wholly owned non-bank subsidiary of the Company. MDH is headquartered in East Liverpool, Ohio and provides investment management advisory services to over 100 clients in fourteen states.

Forward-Looking Statements

Certain statements made by the Company and contained in this report that are not supported by historical facts but are forward looking statements, are subject to certain risks and uncertainties. These forward-looking statements are made in good faith pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements about the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risk and uncertainties, and are subject to change based on various factors (some of which are beyond the Company’s control). The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements.

Management Strategy

The Company’s philosophy is to provide a wide array of community-oriented financial service products designed to meet the needs of its customers. Banking services are delivered through conveniently located branch banking offices which offer customer friendly hours and a variety of loan and deposit products. In addition to full service banking, the Company offers other financial-related services through its non-bank subsidiaries by providing ATM support and operations for businesses and wealth management services through an investment advisory firm.

The lending strategy of the Bank has historically focused on the origination of real estate commercial mortgages, one-to-four family mortgage loans, working capital commercial loans in the form of credit lines and term notes, personal loans, automobile loans and home equity loans.

The Bank attempts to manage the interest rates it pays on deposits, while maintaining a stable to growing deposit base by providing convenient and quality service at competitive rates to its customers. Historically, the Bank has relied upon its customer deposit base as its primary source of funds but has from time to time borrowed funds through credit arrangements with the Federal Home Loan Bank of Cincinnati (“FHLB”), the use of repurchase agreements with its business customers and federal funds purchased.

Management of Interest Rate and Market Risk

The objective of the Company’s interest rate risk management function is to evaluate interest rate sensitivity and determine the level of risk appropriate and consistent with approved guidelines. The Company maintains an Asset/Liability Management Committee (“ALCO”), which is responsible for reviewing its asset/liability policies, securities portfolio, interest rate risk position and liquidity. The ALCO meets at least quarterly to review trends in interest rates, changes in the market value of the investment securities portfolio, the financial position of the Company, actual performance results to budgeted performance, the Company’s interest rate position as measured by changes in its net interest income, net income and economic value of equity under certain interest rate scenarios, and the projected impact of such interest rate scenarios on earnings and capital.

Market risk is the risk of losses resulting from adverse changes in market pricing and rates. The Company’s market risk is primarily its interest rate risk associated with its investing, lending, deposit, and borrowing activities. Interest rate risk arises when interest rates on assets change in a different time period or in a different proportion from that of liabilities. Management actively monitors its interest rate sensitivity position with the primary objective to prudently structure the balance sheet so that movements of interest rates on assets and liabilities are highly correlated and produce a reasonable net interest margin even in periods of volatile interest rates.

Summary of Financial Condition

Total consolidated assets of the Company at December 31, 2004 were $90,969,000, an increase of 1.8% or $1,597,000 from year-end 2003. This increase was well below the 15.5% or $12,014,000 increase experienced in the 2003 period. Total deposits in 2004 grew at a much slower rate than the previous year, increasing by $927,000 compared to $9,244,000 in 2003. As a result, the Company made use of excess borrowing capacities with the FHLB to specifically fund investment security purchases as part of 2004’s asset growth strategy.

Federal Funds Sold and Investment Securities

At year-end 2004 and 2003, the Company had no federal funds sold. On an average daily basis, federal funds sold were $2.9 million in 2004 and $3.9 million in 2003. The Company generally attempts to average between $2 and $4 million in federal funds sold, however, this range may shift as cash flows fluctuate or liquidity needs change.

Investment Securities

Investment securities available for sale were $31,739,000 at December 31, 2004. This compares to $30,718,000 at December 31, 2003, an increase of $1,021,000 or 3.3%. Total purchases for 2004 were $12,453,000 and were funded by a combination of deposits and borrowings. Investment securities that were either called or matured totaled $10,553,000 compared to previous year calls and maturities of $13,750,000 and purchases of $23,870,000. Previous year purchases were much higher than the current year due to a more robust increase in funding sources. For 2004, a total of $582,000 in securities were sold at a pre-tax gain of $10,000 compared to $1,109,000 in 2003 for a pre-tax gain of $68,000.

The year-end 2004 market value of the investment portfolio decreased $191,000 when compared to year-end 2003. This decrease was primarily due to interest rates rising during the year. In general, as interest rates rise, and increase above the rate on a fixed-rate investment security, the market value of that security declines. As a result, the Company has taken measures to position the investment portfolio for a rising rate environment. One such measure has been to “keep-short” the maturity or life of the portfolio in an attempt to minimize possible market value declines.

Investment securities held to maturity decreased $143,000 or 12.7% in 2004 when compared to the prior year as a result of securities that matured.

Loans

Total loans for the year decreased $757,000 or 1.7% to $44,484,000. Average loans outstanding were up slightly, at $170,000 or 0.4% for the year. Overall loan demand has continued to be at a much slower pace than anticipated and down from previous years. In June, the Company expanded the commercial lending staff by adding a Senior Commercial Loan Officer and a Credit Analyst. These new positions will allow the Company to more effectively manage the commercial loan portfolio and provide better customer service as well as to help facilitate in generating new loan customers.

Bank Owned Life Insurance

In early 2003, the Bank purchased $2,100,000 of Bank-owned life insurance (“BOLI”) from two separate insurance carriers. The insurance is carried by the Bank at the current cash surrender values of the underlying policies. The earnings received from the cash value life insurance plans, which are tax exempt, are used to offset employee benefit costs. For 2004 the cash value of these policies increased by $88,000 or 4.0%.

Deposits

Deposits are generally the Bank’s primary source for funding its earning assets. The Bank offers a wide variety of products designed to attract new customers and retain existing customers while at the same time attempting to maintain a cost-effective funding source. Deposits in total were up $927,000 or 1.3% when compared to total deposits at December 31, 2003. Interest-bearing demand accounts were down by $3,167,000 or 22.6% while money market accounts were up $4,485,000 or 123.5%. In 2004, the Company discontinued an interest-bearing demand product, replacing it with an existing money market account. Most, if not all of the accounts were transferred to a money market account, accounting for most of the change in the two product types. Total time deposits were up $417,000 for the year while noninterest-bearing demand accounts and savings decreased by $220,000 and $590,000 respectively. For 2005, the Company announced that it will be offering internet-banking services.

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

At December 31, 2004 total borrowings from the FHLB equaled $3,300,000 compared to $2,000,000 at year-end 2003. The 2003 borrowings consisted entirely of short-term overnight advances while the 2004 borrowings consist of both fixed and variable rate advances with terms of up to twenty-four months. The increase in the FHLB advances for the year was partially a result of the slow deposit growth and the use of these advances to fund asset growth in 2004.

Securities sold under repurchase agreements totaled $6,532,000 for year-end 2003 compared to $5,834,000 in 2004 a decrease of $699,000 or 10.7% for the year.

Summary of Earnings

The Company’s 2004 net income was $766,000, an increase of $65,000, or 9.2%, from 2003’s net income of $701,000. On a per share basis, net income rose by 10.3% to $0.86 per basic and diluted share compared to 2003’s net income per share of $0.78 for basic and diluted shares, respectively. The increase in net income for the year was primarily a result of an increase in net interest income and other operating income offset by an increase in other operating expenses.

Interest Income

Interest income on loans decreased $53,000 or 1.6% during 2004 when compared to 2003. This decrease was a result of a 39 basis point drop on the yield earned for total loans offset by an increase of $170,000 or 0.4% increase in the average loan balance outstanding.

Interest income on federal funds sold decreased $3,000 or 8.5% during 2004 when compared to 2003 due to a decrease of 25.8% or $1,008,000 in the average balance outstanding offset by a 9 basis point increase in the yield earned.

Interest income earned on investment securities decreased in 2004 by $22,000 or 1.8% from 2003. This decrease was a result of a 93 basis point decrease in the yield earned offset by a $6,552,000 or 23.4% increase in the average balance outstanding.

Interest Expense

Interest expense on deposits for 2004 decreased $200,000 or 19.1% when compared to 2003. This decrease was a result of a 35 basis point drop on the rate paid on deposits for the year offset by a $1,514,000 or 2.6% increase in average interest-bearing deposits outstanding.

Interest expense on borrowings increased $28,000 or 31.7% in 2004 when compared to 2003 and was due to an increase of 12 basis points on the rate paid on these funds and a $1,521,000 or 21.6% increase in the average balance of borrowed funds outstanding.

Provision and Allowance for Loan Losses

For 2004, the provision for loan losses was $133,000, compared to $76,000 charged in 2003. This represents a $57,000 or 75.9% increase for the year. The amount of the provision for loan losses charged to operations is determined by the Company’s loan committee and approved by the Board of Directors. In determining the amount of the provision, the committee considers such factors as credit risks inherent in the loan portfolio, asset quality, economic conditions, portfolio trends and the amount of charge-offs.

The Company believes that the allowance for loan losses at December 31, 2004 of $501,000 is adequate to cover probable losses in the portfolio as of such date. However, there can be no assurance that the Company will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 2004.

Other Operating Income

Total noninterest income increased $247,000 or 21.7% for 2004. Service fees on deposit accounts increased by $247,000 or 35.5% as a result of (1) increased revenues from new deposits accounts as costs of these services were not increased and (2) fees collected from a new demand deposit product introduced late in the second quarter of 2004. The new product, named “Bounce Protection” is an overdraft privilege service provided to customers of the Bank. Other noninterest income increased as a result of an increase in ATM processing fees collected by Gateminder and a small increase from new revenues from investment advisory fees generated by MDH. Investment securities gains totaled $10,000 for 2004 compared to $68,000 in 2003 from the sale of $582,000 and $1,109,000 in investment securities, respectively. Earnings received on bank-owned life insurance increased as a result of the Company purchasing two separate cash-value life insurance policies that were funded in the first quarter of 2003.

Other Operating Expense

Total salary and employee benefits increased $158,000 or 8.8% in 2004. Employee salaries and wages increased $86,000 or 6.1% due to the hiring of additional personnel throughout 2004 as well as normal merit increases relating to existing employees. Total employee benefit costs for the year increased by $72,000 due to increases in health insurance costs and other employee related benefit expenses.

Furniture and equipment costs increased $11,000 or 3.2% in 2004 from 2003 due mostly from an increase in depreciation expense from capitalized costs associated with a new core processing and check imaging system purchased in 2003, offset by a reduction in maintenance costs as a result of these new purchases.

Other expenses decreased $26,000 or 2.1%, in 2004 mainly as a result of: (1) a reduction in the amount of losses incurred from checks charged-off in 2004 compared to 2003, (2) a decrease in postage costs from the implementation of an in-house check imprinting system, and (3) a write-down that occurred in 2003 on a residential real-estate property.

The provision for income tax was $209,000 in 2004 compared to $128,000 in 2003. This represents an increase of $81,000 or 63.1% and is due mostly to an increase in taxable income.

Capital Resources

Total consolidated stockholders’ equity increased $75,000 or 0.8% when compared to December 31, 2003. For the year, treasury shares purchased totaled $228,000, which is a reduction to capital, and accumulated comprehensive income declined by $126,000, all offset by net income of $766,000, less cash dividends declared of $337,000.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Tri-State 1st Banc, Inc.

We have audited the consolidated balance sheet of Tri-State 1st Banc, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tri-State 1st Banc, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years then ended in conformity with U.S. generally accepted accounting principles.

Wexford, Pennsylvania

January 28, 2005

S.R. Snodgrass, A.C.

1000 Stonewood Drive

Suite 200

Wexford, Pa 15090

(724) 934-0344

TRI-STATE 1ST BANC, INC.

CONSOLIDATED BALANCE SHEET

	December 31,
	2004	2003
ASSETS
Cash and due from banks	$5,821,350	$6,005,898
Interest-bearing deposits with other banks	169,820	74,894

Cash and cash equivalents	5,991,170	6,080,792

Investment securities available for sale	31,738,674	30,718,135

Investment securities held to maturity (market value of $1,021,161 and $1,188,816)	982,470	1,125,279
Loans	44,484,168	45,240,680
Less allowance for loan losses	501,301	514,260

Net loans	43,982,867	44,726,420
Premises and equipment	3,944,265	3,484,002
Bank-owned life insurance	2,258,592	2,170,682
Goodwill	882,475	—
Accrued interest and other assets	1,188,197	1,066,659

TOTAL ASSETS	$90,968,710	$89,371,969

LIABILITIES
Deposits:
Noninterest-bearing demand	$14,884,629	$15,104,257
Interest-bearing demand	10,827,774	13,994,300
Money market	8,117,013	3,631,875
Savings	13,524,377	14,113,973
Time	24,951,812	24,534,581

Total deposits	72,305,605	71,378,986
Short-term borrowings	5,133,865	8,532,649
Other borrowings	3,300,000	—
Accrued interest and other liabilities	891,152	197,522

TOTAL LIABILITIES	81,630,622	80,109,157

STOCKHOLDERS’ EQUITY
Common stock, no par value; 3,000,000 shares authorized, 915,764 shares issued	8,195,467	8,195,467
Retained earnings	1,748,559	1,319,285
Treasury stock, at cost (34,137 and 21,843 shares)	(630,685)	(402,637)
Accumulated other comprehensive income	24,747	150,697

TOTAL STOCKHOLDERS’ EQUITY	9,338,088	9,262,812

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$90,968,710	$89,371,969

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,
	2004	2003
INTEREST INCOME
Loans, including fees	$3,320,653	$3,373,228
Interest-bearing deposits with other banks	4,245	4,968
Federal funds sold	33,389	36,495
Investment securities:
Taxable	903,517	859,304
Exempt from federal income tax	293,906	360,142

Total interest income	4,555,710	4,634,137

INTEREST EXPENSE
Deposits	848,761	1,048,676
Short-term borrowings	100,368	88,408
Other borrowings	16,051	—

Total interest expense	965,180	1,137,084

NET INTEREST INCOME	3,590,530	3,497,053

Provision for loan losses	133,000	75,620

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,457,530	3,421,433

OTHER OPERATING INCOME
Service fees on deposit accounts	941,513	694,706
Investment securities gains	9,959	68,407
Earnings on bank-owned life insurance	87,910	70,682
Other	348,154	306,367

Total other operating income	1,387,536	1,140,162

OTHER OPERATING EXPENSE
Salaries and employee benefits	1,949,124	1,791,298
Occupancy	399,900	404,761
Furniture and equipment	344,513	333,874
Other	1,176,342	1,202,169

Total other operating expense	3,869,879	3,732,102

Income before income taxes	975,187	829,493
Income taxes	208,955	128,100

NET INCOME	$766,232	$701,393

EARNINGS PER SHARE
Basic	$0.86	$0.78
Diluted	0.86	0.78

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2002	$8,182,945	$914,595	$(34,755)	$547,807	$9,610,592

Comprehensive income:
Net income		701,393			701,393
Net unrealized loss on securities, net of reclassification adjustment, net of tax benefit of $204,572				(397,110)	(397,110)

Total comprehensive income					304,283

Purchase of treasury stock			(799,517)		(799,517)
Stock options exercised	12,522	(45,230)	431,635		398,927
Dividends declared ($0.28 per share)		(251,473)			(251,473)

Balance, December 31, 2003	8,195,467	1,319,285	(402,637)	150,697	9,262,812

Comprehensive income:
Net income		766,232			766,232
Net unrealized loss on securities, net of reclassification adjustment, net of tax benefit of $64,883				(125,950)	(125,950)

Total comprehensive income					640,282

Purchase of treasury stock			(228,048)		(228,048)
Dividends declared ($0.38 per share)		(336,958)			(336,958)

Balance, December 31, 2004	$8,195,467	$1,748,559	$(630,685)	$24,747	$9,338,088

	2004	2003
Components of other comprehensive loss:
Change in net unrealized loss on investment securities available for sale	$(119,377)	$(351,961)
Realized gains included in net income, net of taxes of $3,386 and $23,258	(6,573)	(45,149)

Total	$(125,950)	$(397,110)

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2004	2003
OPERATING ACTIVITIES
Net income	$766,232	$701,393
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	133,000	75,620
Depreciation and amortization, net	424,823	508,546
Investment securities gains, net	(9,959)	(68,407)
Loss on sale of real estate owned	3,436	—
Deferred income taxes	17,625	4,864
Earnings on bank-owned life insurance	(87,910)	(70,682)
Decrease (increase) in accrued interest receivable	47,890	(36,725)
Increase (decrease) in accrued interest payable	1,453	(7,436)
Other, net	(8,417)	(28,587)

Net cash provided by operating activities	1,288,173	1,078,586

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from sales	582,021	1,109,157
Proceeds from principal repayments and maturities	10,553,332	13,750,241
Purchases of securities	(12,453,145)	(23,869,849)
Investment securities held to maturity:
Proceeds from principal repayments and maturities	143,486	181,480
Purchases of securities	—	(375,000)
Net decrease (increase) in loans	657,594	(19,031)
Purchase of bank-owned life insurance	—	(2,100,000)
Proceeds from the sale of premises and equipment	—	6,995
Purchase of premises and equipment	(789,885)	(467,317)
Proceeds from sale of real estate	32,000	—
Acquisition of MDH subsidiary	(366,027)	—

Net cash used for investing activities	(1,640,624)	(11,783,324)

FINANCING ACTIVITIES
Net increase in deposits	926,619	9,243,982
Net increase (decrease) in short-term borrowings	(3,398,784)	3,326,535
Proceeds from other borrowings	3,300,000	—
Purchase of treasury stock	(228,048)	(799,517)
Stock options exercised	—	386,405
Cash dividends paid	(336,958)	(251,473)

Net cash provided by financing activities	262,829	11,905,932

Increase (decrease) in cash and cash equivalents	(89,622)	1,201,194

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,080,792	4,879,598

CASH AND CASH EQUIVALENTS AT END OF YEAR	$5,991,170	$6,080,792

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Tri-State 1st Banc, Inc. (the “Company”) is an Ohio corporation organized as the holding company of the 1st National Community Bank (the “Bank”), Gateminder Corporation (“Gateminder”), and MDH Investment Management, Inc. (“MDH”). The Bank is a national banking association headquartered in East Liverpool, Ohio. The Bank’s principal sources of revenue emanate from its commercial, commercial mortgage, residential real estate, and consumer loan financing, its investment securities portfolio, as well as a variety of deposit services offered to its customers through seven branch offices which are located in the tristate area of East Liverpool, Ohio. Gateminder was established by the Company to provide non-banking services to businesses with automated teller machines (“ATMs”). Gateminder sells ATM machines and provides the means for processing transactions for businesses. MDH is an investment advisory firm established by the Company to provide investment management and financial planning services. The Company and its subsidiaries are reported under one business segment.

The Company’s principal assets are represented by its ownership of the Bank, Gateminder, and MDH. The Company, Gateminder, and MDH are supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

The consolidated financial statements of the Company include its wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation. The investment in subsidiaries on the parent company financial statements is carried at the Company’s equity position in the underlying net assets of each entity. The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

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

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from 3 to 20 years for furniture, fixtures, and equipment and 3 to 40 years for buildings and leasehold improvements. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bank-Owned Life Insurance

Bank-owned life insurance (BOLI) is carried by the Bank at the current cash surrender values of the underlying policies. The policies are single premium policies that do not carry loads or surrender charges. Income earned on the policies is based on the crediting rate on the individual insurance contracts.

Intangible Asset

The intangible asset consists of a premium for the value of the seller’s customer listing. This customer list premium, which was developed based upon a specific study, is amortized using the straight-line method over seven years. Annual assessments of carrying value and remaining amortization periods are made to determine possible carrying value impairment and appropriate adjustments as deemed necessary. This asset is a component of other assets on the Consolidated Balance Sheet.

Goodwill

The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards (“FAS”) No. 142, Goodwill and Other Intangible Assets. This statement, among other things, requires a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company’s reported net income because impairment losses, if any, could occur irregularly and in varying amounts. The Company performs an annual impairment analysis of goodwill. Based on the fair value of the reporting unit, estimated using the expected present value of future cash flows, no impairment of goodwill was recognized in 2004.

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

Treasury Stock

The acquisition of treasury stock is recorded under the cost method. At the date of subsequent issue, the treasury stock is redeemed by the cost of such stock on the average cost basis.

Advertising Costs

Advertising costs are expensed as the costs are incurred. Advertising expenses amounted to $64,959 and $76,624 for 2004 and 2003, respectively.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share are calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options, warrants, and convertible securities are adjusted in the denominator.

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

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Had the compensation expense for the stock option plans been recognized in accordance with the fair value accounting provisions of FAS No. 123, Accounting for Stock-Based Compensation, net income applicable to common stock and basic and diluted net income per common share for the year ended December 31 would have been as follows:

	2004	2003
Net income applicable to common stock	$766,232	$701,393
Less pro forma expense related to option	31,574	62,647

Pro forma net income	$734,658	$638,746

Basic net income per common share:
As reported	$0.86	$0.78
Pro forma	0.83	0.71
Diluted net income per common share:
As reported	$0.86	$0.78
Pro forma	0.83	0.71

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

Grant Year	Expected Dividend Yield	Risk-Free Interest Rate	Expected Volatility	Expected Life (in years)

2004	2.13%	3.77%	18.36%	6.17
2003	1.50%	3.94%	18.77%	7.01

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

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Flow Information

The Company has defined cash and cash equivalents as those amounts included in the balance sheet captions “Cash and due from banks” and “Interest-bearing deposits with other banks” that have original maturities of less than 90 days. Cash payments for interest expense in 2004 and 2003 were $963,727 and $1,144,520, respectively. Cash payments for income taxes in 2004 and 2003 were $99,811 and $133,039, respectively.

Reclassification of Comparative Amounts

Certain items previously reported have been reclassified to conform to the current year’s reporting format. Such reclassifications did not affect net income or stockholders’ equity.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 123 (Revised 2004), Share-Based Payment. The statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured based on the fair value of the equity or liability instruments issued. FAS No. 123 (Revised 2004) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The Company will adopt FAS No. 123 (Revised 2004) on July 1, 2005, and is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations.

In October 2003, the American Institute of Certified Public Accountants issued SOP 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. SOP 03-3 applies to a loan that is acquired where it is probable, at acquisition, that a transferee will be unable to collect all contractually required payments receivable. SOP 03-3 requires the recognition, as accretable yield, of the excess of all cash flows expected at acquisition over the investor’s initial investment in the loan as interest income on a level-yield basis over the life of the loan. The amount by which the loan’s contractually required payments exceed the amount of its expected cash flows at acquisition may not be recognized as an adjustment to yield, a loss accrual, or a valuation allowance for credit risk. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. Early adoption is permitted. The adoption of SOP 03-3 is not expected to have a material impact on the consolidated financial statements.

2.	EARNINGS PER SHARE

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	2004	2003
Weighted-average common shares	915,764	915,764
Average treasury stock shares	(27,108)	(14,049)

Weighted-average common shares outstanding used to calculate basic earnings per share	888,656	901,715

Additional common stock equivalents (stock options) used to calculate diluted earnings per share	100	380

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	888,756	902,095

Options to purchase 57,100 and 32,725 shares of common stock at prices from $18.75 to $20.36 were outstanding during 2004 and 2003, respectively, but were not included in the computation of diluted earnings per share because to do so would have been anti dilutive.

3.	BUSINESS ACQUISITION

Effective December 22, 2004, the Company, through a newly formed subsidiary, acquired the assets of MDH Investment Management, Inc. for $1,000,000. Under the terms of the acquisition agreement, 50 percent of the acquisition price is to be paid in cash and 50 percent is to be paid from issuance of the Company’s common stock. The acquisition price will be paid over a three-year period.

The primary business of MDH was and remains an investment advisory firm providing investment management and financial planning services with total assets under management of approximately $65 million. MDH is a registered investment advisory firm with the Securities and Exchange Commission and serves in excess of 100 clients in 14 states.

4.	STOCK SPLIT AND DIVIDEND

On December 20, 2002, the Board of Directors approved a five-for-four stock split, payable January 24, 2003, to stockholders of record on January 8, 2003. Average shares outstanding and all per share amounts included in the consolidated financial statements are based on the increased number of shares giving retroactive effect to the stock split and stock dividend.

5.	INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities available for sale are as follows:

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. government agency securities	$13,974,353	$3,023	$(190,041)	$13,787,335
Obligations of states and political subdivisions	5,699,319	278,128	(5,562)	5,971,885
Mortgage-backed securities	11,027,505	29,546	(63,520)	10,993,531

Total debt securities	30,701,177	310,697	(259,123)	30,752,751

Mutual funds	1,000,000	—	(14,077)	985,923

Total	$31,701,177	$310,697	$(273,200)	$31,738,674

The amortized cost and estimated market value of investment securities held for sale are as follows:

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. government agency securities	$13,352,649	$36,177	$(222,393)	$13,166,433
Obligations of states and political subdivisions	6,663,850	392,482	(4,643)	7,051,689
Mortgage-backed securities	9,473,308	79,691	(46,956)	9,506,043

Total debt securities	29,489,807	508,350	(273,992)	29,724,165
Mutual funds	1,000,000	—	(6,030)	993,970

Total	$30,489,807	$508,350	$(280,022)	$30,718,135

The amortized cost and estimated market value of investment securities held to maturity are as follows:

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$982,470	$38,691	$—	$1,021,161

Total	$982,470	$38,691	$—	$1,021,161

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$1,125,279	$63,537	$—	$1,188,816

Total	$1,125,279	$63,537	$—	$1,188,816

5.	INVESTMENT SECURITIES (Continued)

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	Less than Twelve Months		Twelve Months or Greater		Total
	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses
U.S. government agency securities	$6,185,322	$52,867	$6,460,363	$137,174	$12,645,685	$190,041
Obligations of states and political subdivisions	431,245	2,778	109,995	2,784	541,240	5,562
Mortgage-backed securities	3,821,805	18,573	2,564,472	44,947	6,386,277	63,520

Total debt securities	10,438,372	74,218	9,134,830	184,905	19,573,202	259,123

Mutual funds	—	—	985,923	14,077	985,923	14,077

Total	$10,438,372	$74,218	$10,120,753	$198,982	$20,559,125	$273,200

The policy of the Company is to evaluate for other-than-temporary impairment when the fair value has been significantly below cost for three consecutive quarters. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. The Company reviews its position quarterly and has asserted that at December 31, 2004, the declines outlined in the above table represent temporary declines and the Company does have the intent and ability either to hold those securities to maturity or to allow a market recovery.

The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes, sector credit changes, or Company-specific rating changes that are not expected to result in the noncollection of principal and interest during the period.

The amortized cost and estimated market value of debt securities by contractual maturity at December 31, 2004, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$716,330	$720,932	$—	$—
Due after one year through five years	10,734,558	10,853,968	607,470	635,175
Due after five years through ten years	9,790,972	9,754,669	375,000	385,986
Due after ten years	9,459,317	9,423,182	—	—

Total	$30,701,177	$30,752,751	$982,470	$1,021,161

5.	INVESTMENT SECURITIES (Continued)

Proceeds from the sales of securities available for sale and the gross realized gains and losses for the years ended December 31 were as follows:

	2004	2003
Proceeds from sales	$582,021	$1,109,157
Gross realized gains	9,959	68,407
Gross realized losses	—	—

Investment securities with an amortized cost of $11,876,644 and $9,647,902 and an estimated market value of $11,746,241 and $9,631,092, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and other purposes as required by law at December 31, 2004 and 2003.

6.	LOANS

Major classifications of loans are summarized as follows:

	2004	2003
Commercial and agricultural	$11,416,620	$13,562,536
Real estate mortgages:
Residential	20,647,891	18,229,479
Construction	205,617	162,492
Commercial	6,317,945	7,864,842
Consumer	5,896,095	5,421,331

	44,484,168	45,240,680
Less allowance for loan losses	501,301	514,260

Net loans	$43,982,867	$44,726,420

The Company grants consumer, commercial, and mortgage loans to customers throughout its trade area that encompasses the immediate tristate area of East Liverpool, Ohio. Although the Company has a diversified loan portfolio at December 31, 2004 and 2003, a substantial portion of its debtors’ ability to honor their loan agreements is dependent upon the economic stability of the tristate area.

Loans on which the accrual of interest has been discontinued or reduced, inclusive of impaired loans, amounted to $197,844 and $362,756 as of December 31, 2004 and 2003, respectively. Interest income on loans would have been increased by $6,382 and $8,130 during 2004 and 2003, respectively, if these loans had performed in accordance with their original terms.

6.	LOANS (Continued)

Information with respect to impaired loans and the related allowance for loan losses for the years ended December 31, 2004 and 2003, is noted below.

	2004	2003
Impaired loans:
With a related allowance for loan losses	$733,378	$992,584
Without a related allowance for loan losses	—	—

Total	$733,378	$992,584

Allowance for loan losses	$32,345	$186,824
Average recorded investment in impaired loans	763,719	498,131
Interest income recognized	50,384	15,928

As of December 31, 2004, aggregate loans of $60,000 or more extended to officers, directors, and related affiliates or associates were $1,827,075. A summary of activity during the year is as follows:

2003	Additions	Amount Collected	2004
$1,520,391	$1,102,949	$796,265	$1,827,075

7.	ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the years ended December 31 are as follows:

	2004	2003
Balance, January 1	$514,260	$514,276
Add:
Provision charged to operations	133,000	75,620
Recoveries	23,752	33,669
Less loans charged off	169,711	109,305

Balance, December 31	$501,301	$514,260

8.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows at December 31:

	2004	2003
Land and improvements	$435,550	$429,141
Buildings and improvements	3,061,623	2,277,434
Leasehold improvements	608,619	610,783
Furniture, fixtures, and equipment	2,266,013	2,028,516
Construction in progress	—	272,146

	6,371,805	5,618,020
Less accumulated depreciation	2,427,540	2,134,018

Total	$3,944,265	$3,484,002

Depreciation and amortization charged to operations was $339,624 in 2004 and $345,118 in 2003.

9.	INTANGIBLE ASSETS

As part of the acquisition of MDH, $140,219 of intangible assets was recorded. Due to the timing of the acquisition, no amortization expense was recognized during 2004. The estimated amortization of the intangible assets is $20,031 for each of the years ending 2005, 2006, 2007, and 2008.

10.	GOODWILL

As of December 31, 2004, goodwill had a net carrying amount of $882,475, resulting from the MDH acquisition on December 22, 2004. There was no amortization expense for 2004.

11.	DEPOSITS

Time deposits at December 31, 2004, mature $15,200,198, $2,493,278, $5,723,343, $1,085,965, and $449,028, during 2005, 2006, 2007, 2008, and 2009, respectively.

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $7,586,838 and $5,393,889 at December 31, 2004 and 2003, respectively.

Maturities on time deposits of $100,000 or more are as follows at December 31, 2004:

Within three months	$2,564,998
Beyond three but within six months	—
Beyond six but within twelve months	2,958,538
Beyond one year	2,063,302

Total	$7,586,838

12.	SHORT-TERM BORROWINGS

Short-term borrowings can consist of federal funds purchased, securities sold under agreement to repurchase, and FHLB adjustable rate borrowings with terms of 30 days or less.

The outstanding balances and related information for short-term borrowings are summarized as follows:

	2004		2003
	Amount	Rate	Amount	Rate
Balance at year-end	$5,133,865	1.25%	$8,532,649	1.23%
Average balance outstanding during the year	8,574,844	1.17	7,053,374	1.25
Maximum amount outstanding at any month-end	10,379,073		8,577,316

The Bank also has a line of credit with a borrowing limit of approximately $12.6 million with the FHLB as of December 31, 2004. This credit line is subject to annual renewal and incurs no service charges. Outstanding borrowings on this line are collateralized by a blanket security agreement on qualified residential mortgage loans and the Bank’s investment in stock of the FHLB. There were no significant borrowings outstanding on this line of credit for the years ended December 31, 2004 or 2003.

13.	OTHER BORROWINGS

Other borrowings consist of advances from the FHLB.

The following table presents contractual maturities of FHLB advances as of December 31:

Descirption	Maturity Date	Interest Rate	2004	2003
Fixed	12/1/2005	3.11%	$700,000	$—
Fixed	12/1/2006	3.47%	1,900,000	—
Variable	12/1/2006	2.56%	700,000	—

			$3,300,000	$—

14.	OTHER EXPENSES

The following is an analysis of other expenses:

	2004	2003
Stationery, printing, and supplies	$109,125	$161,320
State franchise tax	104,140	94,446
Postage	58,098	70,301
ATM and debit card processing and supplies	94,205	92,612
Advertising and public relations	71,469	76,624
Other	739,305	706,866

Total	$1,176,342	$1,202,169

15.	INCOME TAXES

The provision for income taxes consists of:

	2004	2003
Current	$191,330	$123,236
Deferred	17,625	4,864

Total	$208,955	$128,100

The components of the net deferred tax assets (liabilities) are as follows at December 31:

	2004	2003
Deferred tax assets:
Allowance for loan losses	$142,082	$152,143
Other	20,239	22,761

Gross deferred tax assets	162,321	174,904

Deferred tax liabilities:
Net unrealized gain on securities	12,749	77,632
Premises and equipment	116,205	86,190
Accrual to cash conversion	27,178	54,357
Deferred loan fees	39,465	40,625
FHLB stock dividend	37,058	33,692

Gross deferred tax liabilities	232,655	292,496

Net deferred tax liabilities	$(70,334)	$(117,592)

The reconciliation of the federal statutory rate and the Company’s effective income tax rate is as follows:

	2004		2003
	Amount	% of Pretax Income	Amount	% of Pretax Income
Provision at statutory rate	$331,564	34.0%	$282,028	34.0%
Effect of tax-free income	(113,263)	(11.6)	(163,353)	(19.7)
Other	(9,346)	(1.0)	9,425	1.1

Actual tax expense and effective rate	$208,955	21.4%	$128,100	15.4%

16.	EMPLOYEE BENEFITS

Savings Plan

The Bank maintains a trusteed Section 401(k) plan for all eligible employees. The Bank makes matching contributions for eligible employees of 25 percent of the employee contributions annually, to a maximum of 12 percent of base salary. The Bank also makes discretionary contributions as determined annually by the Board of Directors. The Bank’s total contribution to this plan was $32,756 in 2004 and $30,556 in 2003.

16.	EMPLOYEE BENEFITS (Continued)

ESOP

The Company also maintains an ESOP covering substantially all employees and officers. The Trustee has discretionary authority to purchase shares of common stock of the Company in the open market. The amount of the contribution to the ESOP is at the discretion of the Board of Directors with benefits vesting over a seven-year period. Contributions of $10,000 and $8,000 were recorded during 2004 and 2003, respectively. The Trustee held 8,413 and 7,918 shares of the Company’s common stock at December 31, 2004 and 2003, respectively.

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

The following table presents share data related to the outstanding options:

	2004	Weighted- Average Exercise Price	2003	Weighted- Average Exercise Price
Outstanding, at beginning of year	53,725	$19.33	62,570	$18.31
Granted	13,000	18.75	21,000	18.62
Exercised	—	—	(23,719)	16.29
Forfeited	—	—	(6,126)	8.78

Outstanding, at end of year	66,725	19.21	53,725	19.33

Exercisable, at end of year	66,725	19.21	53,725	19.33

The following table summarizes the characteristics of stock options outstanding at December 31, 2004:

Grant Date	Exercise Price	Outstanding and Exercisable Shares	Contractual Average Life	Average Exercise Price
August 25, 1999	$19.20	16,363	4.73	$19.20
August 24, 2000	20.36	16,362	5.65	20.36
January 23, 2003	18.40	9,625	8.07	18.40
December 12, 2003	18.80	11,375	8.95	18.80
November 19, 2004	18.75	13,000	9.89	18.75

		66,725

17.	COMMITMENTS

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

The off-balance sheet commitments comprise the following at December 31:

	2004	2003
Commitments to extend credit	$5,135,803	$4,503,785
Standby letters of credit	1,306,504	1,338,347

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

The Company presently leases three branch bank buildings and one office building under separate operating leases that expire in various years through 2016.

Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year as of December 31, 2004, for each of the next five years and in the aggregate, thereafter, are $98,747, $51,650, $51,650, $54,254, $59,463, and $185,299 for the years ended December 31, 2005, 2006, 2007, 2008, 2009, and thereafter, respectively.

18.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company’s financial instruments are as follows:

	2004		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and due from banks and interest-bearing deposits with other banks	$5,991,170	$5,991,170	$6,080,792	$6,080,792
Investment securities	32,721,144	32,759,835	31,843,414	31,906,951
Net loans	43,982,867	44,656,851	44,726,420	45,444,498
Bank-owned life insurance	2,258,592	2,258,592	2,170,682	2,170,682
Regulatory stock	363,450	363,450	353,850	353,850
Accrued interest receivable	465,953	465,953	513,843	513,843

Financial liabilities:
Deposits	$72,305,605	$72,464,295	$71,378,986	$71,308,696
Short-term borrowings	5,133,865	5,133,865	8,532,649	8,532,649
Other borrowings	3,300,000	3,300,000	—	—
Accrued interest payable	43,757	43,757	42,304	42,304

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

If no readily available market exists, the fair value estimates for financial instruments are based upon management’s judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. Since many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

18.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Since certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company performed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due From Banks, Interest-Bearing Deposits With Other Banks, Regulatory Stock, Accrued Interest Receivable, Short-Term Borrowings, and Accrued Interest Payable

The fair value is equal to the current carrying value.

Bank-Owned Life Insurance

The fair value is equal to the cash surrender value of the life insurance policies.

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

Commitments to Extend Credit and Commercial Letters of Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 17.

19.	REGULATORY MATTERS

Cash and Due From Banks

The district Federal Reserve Bank requires the Bank to maintain certain reserve balances. As of December 31, 2004 and 2003, the Bank had required reserves of $568,000 and $939,000, respectively, consisting of vault cash and a depository amount held with the Federal Reserve Bank.

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to 10 percent of the Bank’s capital.

19.	REGULATORY MATTERS (Continued)

Dividends

The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by a national bank. Prior approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits, as defined for the year, combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Using this formula, the amount available for payment of dividends by the Bank to the Company in 2005, without approval of the Comptroller, was limited to approximately $123,000 plus 2005 net profits retained up to the date of the dividend declaration.

Capital Requirements

Federal regulations require the Company to maintain minimum amounts of capital. Specifically, the Company and the Bank are required to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average total assets. Management believes, as of December 31, 2004, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

In addition to capital requirements, the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) established five capital categories ranging from “well capitalized” to “critically undercapitalized.” Should any institution fail to meet the requirements to be considered “adequately capitalized,” it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2004 and 2003, the FDIC categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

The capital position of the Bank does not materially differ from the Company’s; therefore, the following table sets forth the Company’s capital position and minimum requirements as of December 31:

	2004		2003
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)

Actual	$8,789,953	17.52%	$9,594,907	18.66%
For Capital Adequacy Purposes	4,013,040	8.00	4,114,000	8.00
To Be Well Capitalized	5,016,300	10.00	5,142,500	10.00

Tier I Capital (to Risk-Weighted Assets)

Actual	$8,279,271	16.50%	$9,065,647	17.63%
For Capital Adequacy Purposes	2,006,520	4.00	2,057,000	4.00
To Be Well Capitalized	3,009,780	6.00	3,085,500	6.00

Tier I Capital (to Average Assets)

Actual	$8,279,271	9.24%	$9,065,647	10.14%
For Capital Adequacy Purposes	3,582,437	4.00	3,574,523	4.00
To Be Well Capitalized	4,478,047	5.00	4,468,154	5.00

20.	PARENT COMPANY

Following are condensed financial statements for the parent company:

CONDENSED BALANCE SHEET

	December 31,
	2004	2003
ASSETS
Cash	$80,070	$106,506
Investment in subsidiaries	9,415,510	8,640,802
Loans	485,000	495,000
Other assets	24,175	20,504

TOTAL ASSETS	$10,004,755	$9,262,812

OTHER LIABILITIES	$666,667	$—
STOCKHOLDERS’ EQUITY	9,338,088	9,262,812

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$10,004,755	$9,262,812

CONDENSED STATEMENT OF INCOME

	December 31,
	2004	2003
INCOME	$932,578	$460,214

EXPENSES	40,428	31,002

Earnings before income taxes	892,150	429,212
Income tax expense	6,119	3,900

Earnings before equity in undistributed earnings of subsidiaries	898,269	433,112
Equity in undistributed earnings of subsidiaries	(132,037)	268,281

NET INCOME	$766,232	$701,393

20.	PARENT COMPANY (Continued)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended December 31,
	2004	2003
OPERATING ACTIVITIES
Net income	$766,232	$701,393
Adjustment to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	132,037	(268,281)
Other, net	(3,672)	33,419

Net cash provided by operating activities	894,597	466,531

INVESTING ACTIVITIES
Acquisition of MDH subsidiary	(366,027)	—
Decrease in loans	10,000	15,000

Net cash provided by (used for) investing activities	(356,027)	15,000

FINANCING ACTIVITIES
Cash dividends paid	(336,958)	(251,473)
Purchase of treasury stock	(228,048)	(799,517)
Stock options exercised	—	386,405

Net cash used for financing activities	(565,006)	(664,585)

Net decrease in cash	(26,436)	(183,054)

CASH AT BEGINNING OF YEAR	106,506	289,560

CASH AT END OF YEAR	$80,070	$106,506

21.	QUARTERLY DATA (Unaudited)

The following is a summary of the unaudited quarterly results of operations:

	Three Months Ended
	March 2004	June 2004	September 2004	December 2004
Total interest income	$1,157,947	$1,141,668	$1,131,371	$1,124,723
Total interest expense	271,730	255,677	218,994	218,780

Net interest income	886,217	885,991	912,377	905,943
Provision for loan losses	45,000	34,000	24,000	30,000

Net interest income after provision for loan losses	841,217	851,991	888,377	875,943

Total noninterest income	276,652	328,561	397,504	384,820
Total noninterest expense	927,585	920,148	985,878	1,036,267

Income before income taxes	190,284	260,404	300,003	224,496
Income taxes	36,000	51,300	75,643	46,012

Net income	$154,284	$209,104	$224,360	$178,484

Per share data:
Net income
Basic	$0.17	$0.23	$0.25	$0.20
Diluted	0.17	0.23	0.25	0.20
Weighted-average shares outstanding
Basic	892,464	892,397	888,086	881,627
Diluted	892,578	892,516	888,086	881,786

	Three Months Ended
	March 2003	June 2003	September 2003	December 2003
Total interest income	$1,139,200	$1,159,469	$1,154,227	$1,181,241
Total interest expense	290,655	297,506	276,805	272,118

Net interest income	848,545	861,963	877,422	909,123
Provision for loan losses	30,000	30,000	30,000	(14,380)

Net interest income after provision for loan losses	818,545	831,963	847,422	923,503

Total noninterest income	236,864	280,189	334,004	289,105
Total noninterest expense	893,651	902,669	911,260	1,024,522

Income before income taxes	161,758	209,483	270,166	188,086
Income taxes	23,100	29,000	45,000	31,000

Net income	$138,658	$180,483	$225,166	$157,086

Per share data:
Net income
Basic	$0.15	$0.20	$0.25	$0.17
Diluted	0.15	0.20	0.25	0.17
Weighted-average shares outstanding
Basic	913,883	905,237	893,877	901,715
Diluted	916,699	907,613	893,980	902,095