Form 10KSB, Exhibit 13
period 2005-12-31
TRI STATE 1ST BANK INC
filed 2006-03-21
CIK 1010398

Exhibit 13

Average Balances and Average Yields

The following table sets forth certain information relating to the Company’s consolidated average balance sheets and statements of income for the years ended December 31, 2005 and 2004, and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods shown.

	For the Year Ended
	2005			2004
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:
Interest-bearing deposits with other banks and federal funds sold	$3,544,937	$100,617	2.84%	$3,096,496	$37,634	1.22%
Taxable investment securities	33,324,954	1,313,045	3.94%	24,465,196	903,517	3.69%
Non taxable investment securities (2)	4,690,448	324,250	6.91%	6,440,850	445,312	6.91%
Loans (1)(2)	43,080,026	3,283,528	7.62%	44,965,329	3,337,608	7.42%

Total interest-earning assets	84,640,365	5,021,440	5.93%	78,967,871	4,724,071	5.98%

Noninterest-earning assets	11,617,027			11,765,716

Total assets	$96,257,392			$90,733,587

Interest-bearing liabilities:
Interest bearing demand	$10,924,706	80,201	0.73%	$15,168,547	106,661	0.70%
Money market accounts	8,039,124	98,342	1.22%	6,838,628	84,343	1.23%
Savings deposits	12,920,725	113,249	0.88%	13,756,216	122,419	0.89%
Time deposits	30,092,501	849,169	2.82%	23,378,607	535,338	2.29%
Total borrowings	10,207,957	204,452	2.00%	8,574,844	116,419	1.36%

Total interest-bearing liabilities	72,185,013	1,345,413	1.86%	67,716,842	965,180	1.43%

Noninterest-bearing liabilities	15,009,559			13,747,565
Stockholders’ equity	9,062,820			9,269,180

Total liabilities and stockholders’ equity	$96,257,392			$90,733,587

Net earning assets	$12,455,352			$11,251,029

Net interest income		$3,676,027			$3,758,891

Net interest spread (3)			4.07%			4.57%

Net interest margin (4)			4.34%			4.76%

(1)	For the purpose of these computations, non-accrual loans (if any) are included in the daily average loan amounts outstanding and interest on loans includes fee income.
(2)	Yields are computed on a tax equivalent basis using a 34% federal income tax rate.
(3)	Net interest rate spread represents the difference between the average yield on interest-earning assets, and the average cost of interest-bearing liabilities.
(4)	Net interest margin is calculated by dividing the difference between total interest earned and total paid by total interest earning assets.

A Report from Management

The company made major strides in 2005 to restructure and re-energize the Bank and its other subsidiaries in preparation for future growth and success. The banking industry has faced and will continue to face many regulatory, technological and competitive market challenges. 1st Bank has undergone a gradual metamorphosis to a younger leadership team. The new team is demonstrating good skills for navigating change. Additions and changes among our staff in 2005 should move the Bank toward more efficient, effective and profitable operations for the future.

Staff Changes

Mission Statement #3 – “Provide a working environment that values our employees and their contributions.”

Edward L. Baumgardner, President and CEO of 1st National Community Bank first joined the Bank in March of 2005 as Assistant to the Chairman. In September 2005, Ed was named as Bank CEO. The Board of Directors later named him President and CEO in January 2006. Ed previously served as President of American Community Bank in Lima, Ohio. Before joining 1st Bank, he has served as President and CEO of two area financial institutions. Ed and his wife Sally reside in the Calcutta area and have a son and two daughters. Ed’s involvement with community activities includes the Rotary Club, United Way, Kent State East Liverpool Advisory Board, Chamber of Commerce, and St. John Lutheran Church.

Upon the retirement of Keith Clutter and the transition of Charles Lang to senior administrator of the new Trust Department, Edward L. Baumgardner* has transitioned into the positions of President and CEO of 1st Bank. He has been appointed to complete the term of Mr. Clutter on the Boards of Directors of the Bank and the holding company. Stephen Beadnell was promoted from Vice President and IT Officer to Vice President and Chief Financial Officer. He will continue to oversee the Information Technology function. Steve was featured as a new employee in the Annual Report of 2003. Robin Wycoff Moadus* just joined the Bank as Vice President and Chief Operating Officer assuming many of the functions of Mr. Clutter. Allen Dingey* was named to the position of Branch Sales Manager of the Lisbon office. Michael Palmer moved from the Calcutta office to the New Cumberland Office where he now serves as Branch Sales Manager.

Wanda Laughlin joined our staff in the fourth quarter as a Mortgage Loan Specialist in the Calcutta office. Cheryl Melnick was added to the loan operations department to help increase our presence in the home mortgage market. Shannon Horner was promoted to Assistant Manager of the New Cumberland Office. Sharon Higgins was named Manager of the Main Office on St. Clair Avenue and Kim Rice was elevated to Assistant Manager. Lisa Travis was transferred to the Midland office where she serves as Assistant Manager. Ed Stansbury joined the Bank in the first quarter of 2005 and has since been promoted to the position of Accounting/IT Administrator.

John P. Scotford, Jr., President of McBarscot Company of Poland, Ohio, was appointed to fill a vacancy on the Board of Directors of the Bank created when his father, John P. Scotford, Sr. was elected to Emeritus status. Mr. Scotford, Sr. will continue to serve as a Director of the holding company. Keith Clutter will continue to act as Secretary of the various Boards of Directors.

*	Officers featured in the 2005 Annual Report

Services Added

The Bank introduced on-line banking this past year. The convenience and portability of on-line banking is winning converts each week as usage by satisfied customers grows. On-line banking allows 1st Bank to also offer an electronic bill pay service and a cash management service for commercial customers. Cash Management saves office staff a considerable amount of time in managing corporate funds for customers.

The Bank has been designated as a SBA Express Lender. This will ease the process of obtaining government assisted loans for smaller commercial borrowers. A fifth off-site bank ATM location went in service at the Penn Sparkle Market in the East End of East Liverpool. This affords customers surcharge-free access to their funds conveniently in that neighborhood. The Trust Department of 1st Bank opened in March bringing a variety of estate planning and deferred compensation programs within reach of our customers. There has not been a trust department in East Liverpool for a number of years. This is now the only trust department situated in Columbiana County.

Planned Services

Mission Statement #1 – “Partner with our customers to help them achieve their financial goals.”

The year 2005 was a good year for the Bank. Over $500,000 in profits were generated from operations. However, there is concern that there may be some missed opportunities. Management constantly seeks ways to provide better service to our customers while providing a better return on investment for our shareholders.

Sometimes we learn by experience that a product or service can be provided to our customers better by outsourcing to another company. The decision has been made to sell the credit card service in 2006 to eliminate the credit risk to the Bank in exchange for giving up some earnings opportunity. Credit cards will still be offered to our customers.

Over the past several years we have expanded our product offerings to our customers considerably. We feel that in many areas 1st Bank matches or exceeds our much larger competitors. However sometimes we fail to communicate to our customers the products and services adequately. This means we also fail in our mission to help our customers. A major goal for the new year will be to build upon the strengths of our staff by developing a stronger sales and service culture. This will help make our customers more aware of the entire array of banking services available to them from their community bank.

Robin Wycoff Moadus, Vice President & Chief Operating Officer of 1st National Community Bank joined the staff in 2006. Her responsibilities include supervision of all retail operations, sales/service training, and staff training and development. Robin’s banking career spans 27 years, all at area financial institutions. Her most recent assignment was Assistant Vice President & Sales Administrator of 36 branches. Robin attended Kent State and has taken various advanced banking courses. She graduated from Leadership Columbiana County and has been active in the Calcutta Chamber of Commerce, City Hospital Ladies Auxiliary, East Liverpool Business Association and United Way. Robin and husband Dave have a son residing in the area, and a daughter and granddaughter living in Youngstown.

An important by-product of the on-line banking service is that it becomes the gateway for the customer to access his or her account information. 1st Bank is rebuilding its web site to provide better information on all banking services. You are invited to view the new consumer-friendly and eye-appealing web site of 1st Bank at www.1stncb.com. In addition to helpful information about Bank products and services, 1st Bank’s site offers the opportunity to directly link to other sites that offer unique bank-related programs available exclusively through 1st Bank.

1st Bank has historically offered shorter term fixed and adjustable rate home mortgages, home equity loans, home improvement and second mortgages, an FHLB “Welcome Home” product and down payment assistance through the Community Action Agency. However, our primary focus has been commercial and consumer lending.

Recently the Bank began offering a first time home buyer program and 30 year fixed rate home mortgages with up to 100% financing through the secondary market. These programs enable the Bank to offer more competitive mortgage loan rates to our customers. The addition of these programs, and new experienced home mortgage loan experts, should enable the bank to increase it’s presence in residential lending, resulting in a better balance and diversification of our loan portfolio. Additionally, we are pursuing participation opportunities in government assisted home loans and commercial real estate loans.

Allan G. Dingey, Branch Sales Manager of the Lisbon Office of 1st National Community Bank, joined the staff in September 2005. Allan has over 24 years of banking experience that includes positions of Bank Officer, Branch Manager and Loan officer at three area financial institutions. He holds an Associate Degree in Accounting from Kent State and a Bachelor of Science degree in Human Resources from Geneva College. Allan is a basketball coach in the Wellsville School system and is active in the East Liverpool Area Church Youth Basketball league and the reading intervention program at Lisbon McKinley Elementary School. Allan and his wife, Rowene, reside in East Liverpool and have a son, Greg, who attends Kent State University.

MDH INVESTMENT MANAGEMENT INC.

MDH joined Tri-State 1st Banc, Inc. in late December of 2005. Marc Hoffrichter, founder of the company, continues to serve as President of MDH. The company continues to operate from its beautifully redecorated office on Forsyth Place in East Liverpool.

Our first year together has been one of learning about one another and discovering ways in which our respective staffs can assist each other in providing better service to respective customers/clients. MDH manages approximately $65 million in assets for clients located in fourteen states. MDH saw growth in the number of local clients this year and this can be attributed in some measure to the association of MDH with 1st Bank.

The stock market was rather flat for much of 2005 but made a resurgence toward year end. Marc’s investment strategies cushion against downturns and take advantage of upswings in the market. His investment strategies have met with much success over twenty years. An uncertain stock market in 2006 should assure that the need for MDH’s services will continue to grow.

The acquisition of MDH was very timely for Tri-State 1st Banc. Net income of Tri-State received a big boost from MDH in 2005. One purpose in acquiring MDH was to diversity our revenue streams. The wisdom in doing so has proven itself.

GATEMINDER CORPORATION

Gateminder in 1998 grew out of the entertainment industry and small merchants who wished to accommodate their customers and stimulate sales by offering the convenience of ATM service on premises. By the end of 2004, customers were primarily small merchants, with a single customer in the entertainment field that accounted for over 40% of revenues. In March of 2005 Gateminder lost that 40% customer.

Gateminder however had anticipated the loss of that market and had conceived a new direction, or market niche. The company spent this past year cultivating this new niche that involves providing ATM service to financial institutions. Gateminder already provided its service to 1st Bank at five off-site merchant locations in grocery and convenience stores. Gateminder is now saving four other financial institutions tens of thousands of dollars a year in fees by assuming administration of their ATM operations.

Highlights of 2005

Mission Statement #4 – Exceed the expectations of our Shareholders

1st Bank reached a milestone in banking when the Bank reached the $100 million level of assets. This is even more impressive when one considers that the deposit growth of the Bank has been organic, or internally generated and not because of acquiring other institutions. With greater size comes the opportunity to operate more efficiently in order to favorably impact the bottom line. Although total assets were below $100 million at the end of 2005 due to seasonal fluctuation of deposits, the Bank experienced an 8.88% growth of assets and a 6.69% growth of deposits from 2004.

After a strong year in 2004, the past year proved to be difficult for many community banks. 1st Bank was no exception. Net Income was down 23.18% as the company experienced flat interest income in a rising interest rate environment, an increase in the Provision for Loan Losses reflecting credit weaknesses with some Bank customers, and operating expenses rising more rapidly than operating income. Nonetheless, dividends on shares of Tri-State 1st Banc were increased $.02 or 5.27% in 2005 over the prior year.

Mission Statement #2 – Be a vital influence in the communities we serve

1st Bank received the BKD Award for Excellence & Innovation for the state of Ohio in 2005. The award was the result of the Bank’s marketing slogan “1st National Community Bank … Where Community is our Middle Name” together with the pioneering of new bank services. The award is presented annually by the Community Bankers Association of Ohio in cooperation with the BKD bank consulting company. BKD partner Craig Lynam said of 1st Bank: “The creative marketing of 1st National Community Bank demonstrates a community spirit that can help member banks excel and thrive in our competitive times.”

TRUST SERVICE is our featured service in the 2005 Annual Report. After receiving the necessary regulatory approvals, our Trust Department began offering trust services to its customers in March of 2005. 1st Bank now has the only Trust Department operating in Columbiana County. It also offers trust and estate services in Beaver County, PA and Hancock County, WV. Charles B. Lang, JD, is the senior Trust Officer. His past trust experience includes heading a trust department in East Liverpool, one in Chester, WV and an eight-county regional department for a major regional bank. The department is structured to reduce earnings risk to 1st Bank and offer more options to the customer in terms of expertise for investment management. Custodial and record keeping are out-sourced to a third party. However, personal administration of trusts and estates remains with the local trust staff with oversight from local businessmen on the Trust Committee.

After eighteen- and-a-half years of devoted service to 1st Bank, the talents and labors of retiring President Keith R. Clutter will be sorely missed by our entire staff and the many customers who were beneficiaries of his banking wisdom and common sense approach. Please join us in wishing him well in his retirement.

Just a reminder, if you are interested in buying or selling shares of Tri-State 1st Banc, Inc., traded under the symbol “TSEO”, Mr. Greig McDonald at Community Banc Investments makes a market in our stock. His phone number at New Concord, Ohio is (800) 224-1013. The Registrar & Transfer Company, 10 Commerce St., Cranford, NJ, 07016 at (800) 368-5948 serves as the transfer agent for shares.

Respectfully,

Charles B. Lang	Edward L. Baumgardner
President & CEO	President & CEO
Tri-State 1st Banc, Inc.	1st National Community Bank

Selected Financial Data

The following tables set forth certain information concerning the consolidated position and certain performance ratios of the Company at the dates indicated:

	At or for the Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in Thousands, Except Per Share Information)
Balance Sheet Data
Assets	$93,658	$90,969	$89,372	$77,358	$74,533
Investment securities	34,486	32,721	31,843	23,287	22,235
Loans	42,856	44,484	45,241	45,396	42,767
Allowance for loan losses	532	501	514	514	443
Deposits	75,613	72,306	71,379	62,135	59,585
Borrowings	8,582	8,434	8,533	5,206	5,805
Stockholders’ equity	8,812	9,338	9,263	9,611	8,757

Summary of Operations
Interest income	$4,911	$4,556	$4,634	$4,714	$5,024
Interest expense	1,345	965	1,137	1,372	1,958

Net interest income	3,566	3,591	3,497	3,342	3,066
Provision for loan losses	230	133	76	108	111

Net interest income after provision for loan losses	3,336	3,458	3,421	3,234	2,955
Other operating income	2,045	1,388	1,140	974	822
Other operating expense	4,661	3,871	3,732	3,387	3,107

Income before income taxes	720	975	829	821	670
Income taxes	131	209	128	165	111

Net income	$589	$766	$701	$656	$559

Per Share Data (1)
Basic earnings	$0.68	$0.86	$0.78	$0.73	$0.62
Diluted earnings	0.68	0.86	0.78	0.73	0.61
Cash dividends declared	0.40	0.38	0.28	0.23	0.20
Book value	10.11	10.59	10.36	10.52	9.73
Basic average shares outstanding	871,243	888,656	901,715	901,176	908,839
Diluted average shares outstanding	871,243	888,756	902,095	903,927	919,268

Market Information
High	$18.91	$19.25	$20.25	$19.20	$21.80
Low	17.41	18.25	16.50	16.84	17.20
At December 31	18.25	18.90	18.50	18.40	19.20

Selected Financial Ratios
Return on average assets	0.62%	0.85%	0.80%	0.84%	0.74
Return on average equity	6.50	8.26	7.46	7.19	6.43
Average equity to average assets	9.46	10.23	10.76	11.70	11.56
Equity to assets at end of period	9.41	10.27	10.36	12.42	11.75
Non-performing assets to total assets	1.70	1.23	1.57	0.30	0.39
Non-performing loans to total loans	3.54	2.52	3.01	0.51	0.67

(1)	Adjusted for a five-for-four stock split effective January 24, 2003 and a 10% stock dividend effective January 11, 2002.

Common Stock Market Price and Dividend Information

Tri-State 1st Banc, Inc.’s common stock is traded on the NASDAQ OTC Bulletin Board under the trade symbol TSEO. The following table presents the quarterly high and low prices in the Company’s common stock for the two-year period ended December 31, 2005. Also included in the table are dividends declared per share on the outstanding common stock.

Common Stock Price			Cash Dividends Declared Per Share
2005	High	Low
First Quarter	$18.91	$18.16	$0.10
Second Quarter	18.66	17.75	0.10
Third Quarter	18.30	17.74	0.10
Fourth Quarter	18.25	17.75	0.10

			$0.40

2004
First Quarter	$18.90	$18.25	$0.09
Second Quarter	18.80	18.25	0.09
Third Quarter	19.00	18.25	0.10
Fourth Quarter	19.25	18.25	0.10

			$0.38

All market prices and cash dividend amounts have been restated to reflect a five-for-four stock split effective January 24, 2003.

At December 31, 2005, there were 863,234 of common shares outstanding, which were held by approximately 483 shareholders of record.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Tri-State 1st Banc, Inc.

We have audited the consolidated balance sheet of Tri-State 1st Banc, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tri-State 1st Banc, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ S.R. Snodgrass, A. C.
Wexford, Pennsylvania
January 27, 2006

TRI-STATE 1ST BANC, INC.

CONSOLIDATED BALANCE SHEET

	December 31,
	2005	2004
ASSETS
Cash and due from banks	$6,059,509	$5,821,350
Interest-bearing deposits with other banks	40,588	169,820
Federal funds sold	1,550,000	—

Cash and cash equivalents	7,650,097	5,991,170
Investment securities available for sale	25,455,135	31,738,674
Investment securities held to maturity (market value of $8,937,160 and $1,021,161)	9,030,439	982,470
Loans	42,856,155	44,484,168
Less allowance for loan losses	531,873	501,301

Net loans	42,324,282	43,982,867
Premises and equipment	3,798,252	3,944,265
Bank-owned life insurance	2,340,555	2,258,592
Goodwill	886,784	882,475
Accrued interest and other assets	2,172,671	1,188,197

TOTAL ASSETS	$93,658,215	$90,968,710

LIABILITIES
Deposits:
Non-interest-bearing demand	$16,029,665	$14,884,630
Interest-bearing demand	11,161,177	10,827,774
Money market	5,642,694	8,117,013
Savings	12,126,622	13,524,377
Time	30,652,370	24,951,811

Total deposits	75,612,528	72,305,605
Short-term borrowings	5,982,201	5,133,865
Other borrowings	2,600,000	3,300,000
Accrued interest and other liabilities	651,669	891,152

TOTAL LIABILITIES	84,846,398	81,630,622

STOCKHOLDERS’ EQUITY
Common stock, no par value; 3,000,000 shares authorized, 915,764 shares issued	8,195,467	8,195,467
Retained earnings	1,988,595	1,748,559
Treasury stock, at cost (52,530 and 21,843 shares)	(963,218)	(630,685)
Accumulated other comprehensive income (loss)	(409,027)	24,747

TOTAL STOCKHOLDERS’ EQUITY	8,811,817	9,338,088

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$93,658,215	$90,968,710

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,
	2005	2004
INTEREST INCOME
Loans, including fees	$3,283,528	$3,320,653
Interest-bearing deposits with other banks	2,585	4,245
Federal funds sold	98,032	33,389
Investment securities:
Taxable	1,313,045	903,517
Exempt from federal income tax	214,005	293,906

Total interest income	4,911,195	4,555,710

INTEREST EXPENSE
Deposits	1,140,960	848,761
Short-term borrowings	84,455	100,368
Other borrowings	119,998	16,051

Total interest expense	1,345,413	965,180

NET INTEREST INCOME	3,565,782	3,590,530
Provision for loan losses	229,686	133,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,336,096	3,457,530

OTHER OPERATING INCOME
Service fees on deposit accounts	1,083,582	941,513
Investment securities gains, net	16,696	9,959
Earnings on bank-owned life insurance	81,963	87,910
Other	862,656	348,154

Total other operating income	2,044,897	1,387,536

OTHER OPERATING EXPENSE
Salaries and employee benefits	2,391,098	1,949,124
Occupancy	447,058	399,900
Furniture and equipment	366,959	344,513
Other	1,455,934	1,176,342

Total other operating expense	4,661,049	3,869,879

Income before income taxes	719,944	975,187
Income taxes	131,312	208,955

NET INCOME	$588,632	$766,232

EARNINGS PER SHARE
Basic	$0.68	$0.86
Diluted	0.68	0.86

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2003	$8,195,467	$1,319,285	$(402,637)	$150,697	$9,262,812
Comprehensive income:
Net income		766,232			766,232
Net unrealized loss on securities, net of reclassification adjustment, net of tax benefit of $64,883				(125,950)	(125,950)

Total comprehensive income					640,282
Purchase of treasury stock			(228,048)		(228,048)
Dividends declared ($0.38 per share)		(336,958)			(336,958)

Balance, December 31, 2004	8,195,467	1,748,559	(630,685)	24,747	9,338,088
Comprehensive income:
Net income		588,632			588,632
Net unrealized loss on securities, net of reclassification adjustment, net of tax benefit of $223,459				(433,774)	(433,774)

Total comprehensive income					154,858
Purchase of treasury stock			(499,200)		(499,200)
Reissuance of treasury stock			166,667		166,667
Dividends declared ($0.40 per share)		(348,596)			(348,596)

Balance, December 31, 2005	$8,195,467	$1,988,595	$(963,218)	$(409,027)	$8,811,817

	2005	2004
Components of other comprehensive loss:
Change in net unrealized loss on investment securities available for sale	$(422,755)	$(119,377)
Realized gains included in net income, net of taxes of $5,677 and $3,386	(11,019)	(6,573)

Total	$(433,774)	$(125,950)

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2005	2004
OPERATING ACTIVITIES
Net income	$588,632	$766,232
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	229,686	133,000
Depreciation and amortization, net	429,463	424,823
Investment securities gains, net	(16,696)	(9,959)
Deferred income taxes	(68,497)	17,625
Earnings on bank-owned life insurance	(81,963)	(87,910)
Decrease (increase) in accrued interest receivable	(44,148)	47,890
Increase (decrease) in accrued interest payable	(490)	1,453
Other, net	(51,269)	(4,981)

Net cash provided by operating activities	984,718	1,288,173

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from sales	4,682,674	582,021
Proceeds from principal repayments and maturities	4,887,033	10,553,332
Purchases of securities	(4,002,489)	(12,453,145)
Investment securities held to maturity:
Proceeds from principal repayments and maturities	2,636,502	143,486
Purchases of securities	(10,689,865)	—
Net decrease in loans	958,805	657,594
Purchase of premises and equipment	(239,247)	(789,885)
Proceeds from sale of real estate	—	32,000
Acquisition of MDH subsidiary	(166,667)	(366,027)

Net cash used for investing activities	(1,933,254)	(1,640,624)

FINANCING ACTIVITIES
Net increase in deposits	3,306,923	926,619
Net increase (decrease) in short-term borrowings	848,336	(3,398,784)
Proceeds from other borrowings	—	3,300,000
Repayment of other borrowings	(700,000)	—
Purchase of treasury stock	(499,200)	(228,048)
Cash dividends paid	(348,596)	(336,958)

Net cash provided by financing activities	2,607,463	262,829

Increase (decrease) in cash and cash equivalents	1,658,927	(89,622)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,991,170	6,080,792

CASH AND CASH EQUIVALENTS AT END OF YEAR	$7,650,097	$5,991,170

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Tri-State 1st Banc, Inc. (the “Company”) is an Ohio corporation organized as the holding company of 1st National Community Bank (the “Bank”), Gateminder Corporation (“Gateminder”), and MDH Investment Management, Inc. (“MDH”). The Bank is a national banking association headquartered in East Liverpool, Ohio. The Bank’s principal sources of revenue emanate from its commercial, commercial mortgage, residential real estate, and consumer loan financing, its investment securities portfolio, as well as a variety of deposit services offered to its customers through seven branch offices which are located in the tristate area of East Liverpool, Ohio. Gateminder was established by the Company to provide non-banking services to businesses with automated teller machines (“ATMs”). Gateminder sells ATM machines and provides the means for processing transactions for businesses. MDH is an investment advisory firm established by the Company to provide investment management and financial planning services.

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

Goodwill

The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards (“FAS”) No. 142, Goodwill and Other Intangible Assets. This statement, among other things, requires a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company’s reported net income because impairment losses, if any, could occur irregularly and in varying amounts. The Company performs an annual impairment analysis of goodwill. Based on the fair value of the reporting unit, estimated using the expected present value of future cash flows, no impairment of goodwill was recognized in 2005.

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

Advertising Costs

Advertising costs are expensed as the costs are incurred. Advertising expenses amounted to $55,913 and $47,329 for 2005 and 2004, respectively.

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

Had the compensation expense for the stock option plans been recognized in accordance with the fair value accounting provisions of FAS No. 123, Accounting for Stock-Based Compensation, net income applicable to common stock and basic and diluted net income per common share for the year ended December 31 would have been as follows:

	2005	2004
Net income applicable to common stock	$588,632	$766,232
Less pro forma expense related to option	—	31,574

Pro forma net income	$588,632	$734,658

Basic net income per common share:
As reported	$0.68	$0.86
Pro forma	0.68	0.83
Diluted net income per common share:
As reported	$0.68	$0.86
Pro forma	0.68	0.83

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

Income Taxes

The Company, the Bank, Gateminder and MDH file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, these assets and liabilities are adjusted through the provision for income taxes.

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

Cash Flow Information

The Company has defined cash and cash equivalents as those amounts included in the balance sheet captions “Cash and due from banks” and “Interest-bearing deposits with other banks” that have original maturities of less than 90 days. Cash payments for interest expense in 2005 and 2004 were $1,345,903 and $963,727, respectively. Cash payments for income taxes in 2005 and 2004 were $253,440 and $99,811, respectively.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (FAS No. 123R). FAS No. 123R revised FAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS No. 123R will require compensation costs related to share-based payment transactions to be recognized in the financial statement (with limited exceptions). The amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period during which an employee provides service in exchange for the award.

In April 2005, the Securities and Exchange Commission adopted a new rule that amends the compliance dates for FAS No. 123R. The statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured based on the fair value of the equity or liability instruments issued. FAS No. 123R covers a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The Company will adopt FAS No. 123R on January 1, 2006. Unless additional options are granted management does not anticipate any compensation expense as a result of the adoption of this statement.

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB No. 107”), Share-Based Payment, providing guidance on option valuation methods, the accounting for income tax effects of share-based payment arrangements upon adoption of FAS No. 123R, and the disclosures in MD&A subsequent to the adoption. The Company will provide SAB No. 107 required disclosures upon adoption of FAS No. 123R on January 1, 2006.

In December 2004, FASB issued FAS No. 153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. FAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of FAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In June 2005, the FASB issued FAS No. 154, Accounting Changes and Errors Corrections, a replacement of APB Opinion No. 20 and FAS No. 3. The statement applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. FAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

it is impractical. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS No. 154 improves the financial reporting because its requirements enhance the consistency of financial reporting between periods. The provisions of FAS No. 154 are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

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

	2005	2004
Weighted-average common shares	915,764	915,764
Average treasury stock shares	(44,521)	(27,108)

Weighted-average common shares outstanding used to calculate basic earnings per share	871,243	888,656
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	—	100

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	871,243	888,756

Options to purchase 60,137 shares of common stock at prices from $18.40 to $20.36 were outstanding during 2005 and options to purchase 57,100 shares of common stock at prices from $18.75 to $20.36 were outstanding during 2004, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.

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

4.	INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities available for sale are as follows:

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. government agency securities	$13,726,058	$—	$(396,704)	$13,329,354
Obligations of states and political subdivisions	2,245,107	55,838	—	2,300,945
Mortgage-backed securities	9,103,708	20	(252,761)	8,850,967

Total debt securities	25,074,873	55,858	(649,465)	24,481,266
Mutual funds	1,000,000	—	(26,131)	973,869

Total	$26,074,873	$55,858	$(675,596)	$25,455,135

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. government agency securities	$13,974,353	$3,023	$(190,041)	$13,787,335
Obligations of states and political subdivisions	5,699,319	278,128	(5,562)	5,971,885
Mortgage-backed securities	11,027,505	29,546	(63,520)	10,993,531

Total debt securities	30,701,177	310,697	(259,123)	30,752,751
Mutual funds	1,000,000	—	(14,077)	985,923

Total	$31,701,177	$310,697	$(273,200)	$31,738,674

The amortized cost and estimated market value of investment securities held to maturity are as follows:

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. treasury securities	$98,267	$—	$(1,549)	$96,718
U.S. government agency securities	5,507,105	—	(59,654)	5,447,451
Obligations of states and political subdivisions	841,118	10,658	—	851,776
Mortgage-backed securities	2,583,949	—	(42,734)	2,541,215

Total	$9,030,439	$10,658	$(103,937)	$8,937,160

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$982,470	$38,691	$—	$1,021,161

Total	$982,470	$38,691	$—	$1,021,161

4.	INVESTMENT SECURITIES (Continued)

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2005 and 2004.

	2005
	Less than Twelve Months		Twelve Months or Greater		Total
	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses
U.S. treasury securities	$96,719	$1,549	$—	$—	$96,719	$1,549
U.S. government agency securities	9,997,738	151,058	8,779,068	305,300	18,776,806	456,358
Mortgage-backed securities	7,340,363	158,065	4,023,692	137,430	11,364,055	295,495

Total debt securities	17,434,820	310,672	12,802,760	442,730	30,237,580	753,402
Mutual funds	—	—	973,869	26,131	973,869	26,131

Total	$17,434,820	$310,672	$13,776,629	$468,861	$31,211,449	$779,533

	2004
	Less than Twelve Months		Twelve Months or Greater		Total
	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses
U.S. government agency securities	$6,185,322	$52,867	$6,460,363	$137,174	$12,645,685	$190,041
Obligations of states and political subdivisions	431,245	2,778	109,995	2,784	541,240	5,562
Mortgage-backed securities	3,821,805	18,573	2,564,472	44,947	6,386,277	63,520

Total debt securities	10,438,372	74,218	9,134,830	184,905	19,573,202	259,123
Mutual funds	—	—	985,923	14,077	985,923	14,077

Total	$10,438,372	$74,218	$10,120,753	$198,982	$20,559,125	$273,200

The policy of the Company is to evaluate for other-than-temporary impairment when the fair value has been significantly below cost for three consecutive quarters. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to held the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. There are 58 positions that are temporarily impaired at December 31, 2005. The Company reviews its position quarterly and has asserted that at December 31, 2005, the declines outlined in the above table represent temporary declines and the Company does have the intent and ability either to hold those securities to maturity or to allow a market recovery.

The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes, sector credit changes, or Company-specific rating changes that are not expected to result in the noncollection of principal and interest during the period.

4.	INVESTMENT SECURITIES (Continued)

The amortized cost and estimated market value of debt securities by contractual maturity at December 31, 2005, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$700,047	$694,569	$280,109	$282,160
Due after one year through five years	13,120,600	12,822,832	6,481,662	6,411,811
Due after five years through ten years	3,932,906	3,837,861	2,268,668	2,243,189
Due after ten years	7,321,320	7,126,004	—	—

Total	$25,074,873	$24,481,266	$9,030,439	$8,937,160

Proceeds from the sales of securities available for sale and the gross realized gains and losses for the years ended December 31 are as follows:

	2005	2004
Proceeds from sales	$4,682,674	$582,021
Gross realized gains	90,894	9,959
Gross realized losses	74,198	—

Investment securities with an amortized cost of $18,073,887 and $11,876,644 and an estimated market value of $17,659,693 and $11,746,241, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and other purposes as required by law at December 31, 2005 and 2004.

5.	LOANS

Major classifications of loans are summarized as follows:

	2005	2004
Commercial and agricultural	$11,454,356	$11,416,620
Real estate mortgages:
Residential	20,448,708	20,647,891
Construction	244,978	205,617
Commercial	5,354,511	6,317,945
Consumer	5,353,602	5,896,095

	42,856,155	44,484,168
Less allowance for loan losses	531,873	501,301

Net loans	$42,324,282	$43,982,867

The Company grants consumer, commercial, and mortgage loans to customers throughout its trade area that encompasses the immediate tristate area of East Liverpool, Ohio. Although the Company has a diversified loan portfolio at December 31, 2005 and 2004, a substantial portion of its debtors’ ability to honor their loan agreements is dependent upon the economic stability of the tristate area.

Loans on which the accrual of interest has been discontinued or reduced, inclusive of impaired loans, amounted to $410,798 and $197,844 as of December 31, 2005 and 2004, respectively. Interest income on loans would have been increased by $23,428 and $6,382 during 2005 and 2004, respectively, if these loans had performed in accordance with their original terms.

5.	LOANS (Continued)

Information with respect to impaired loans and the related allowance for loan losses for the years ended December 31, 2005 and 2004, are as follows:

	2005	2004
Impaired loans:
With a related allowance for loan losses	$640,390	$733,378
Without a related allowance for loan losses	—	—

Total	$640,390	$733,378

Allowance for loan losses	$2,689	$32,345
Average recorded investment in impaired loans	809,758	763,719
Interest income recognized	72,130	50,384

As of December 31, 2005, aggregate loans of $60,000 or more extended to officers, directors, and related affiliates or associates were $1,282,636. A summary of activity during the year is as follows:

2004	Additions	Amount Collected	2005
$1,827,075	$245,548	$789,986	$1,282,636

6.	ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the years ended December 31 are as follows:

	2005	2004
Balance, January 1	$501,301	$514,260
Add:
Provision charged to operations	229,686	133,000
Recoveries	69,584	23,752
Less loans charged off	268,698	169,711

Balance, December 31	$531,873	$501,301

7.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows at December 31:

	2005	2004
Land and improvements	$440,918	$435,550
Buildings and improvements	3,001,371	3,061,623
Leasehold improvements	608,619	608,619
Furniture, fixtures, and equipment	2,404,295	2,266,013
Construction in progress	28,949	—

	6,484,152	6,371,805
Less accumulated depreciation	2,685,900	2,427,540

Total	$3,798,252	$3,944,265

Depreciation and amortization charged to operations was $385,260 in 2005 and $339,624 in 2004.

8.	INTANGIBLE ASSETS

As part of the acquisition of MDH, $140,219 of intangible assets was recorded. During 2005, $20,032 of amortization expense was recorded and, due to the timing of the acquisition, no amortization expense was recognized during 2004. The estimated amortization of the intangible assets is $20,032 for each of the years ending 2006, 2007, 2008, 2009, and 2010.

9.	GOODWILL

As of December 31, 2005 and 2004, goodwill had a net carrying amount of $886,784 and $882,475, resulting from the MDH acquisition on December 22, 2004. There was no impairment of goodwill during 2005 and 2004.

10.	DEPOSITS

Time deposits at December 31, 2005, mature $26,086,280, $4,034,023, $455,706, and $76,361, during 2006, 2007, 2008, and 2009, respectively.

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $13,968,060 and $7,586,838 at December 31, 2005 and 2004, respectively.

Maturities on time deposits of $100,000 or more are as follows at December 31, 2005:

Within three months	$10,770,184
Beyond three but within six months	598,283
Beyond six but within twelve months	2,045,735
Beyond one year	553,858

Total	$13,968,060

11.	SHORT-TERM BORROWINGS

Short-term borrowings can consist of federal funds purchased, securities sold under agreement to repurchase, and FHLB adjustable rate borrowings with terms of 30 days or less.

The outstanding balances and related information for short-term borrowings are summarized as follows:

	2005		2004
	Amount	Rate	Amount	Rate
Balance at year-end	$5,982,201	1.25%	$5,133,865	1.25%
Average balance outstanding during the year	6,545,637	1.29	8,574,844	1.17
Maximum amount outstanding at any month-end	9,038,260		10,379,073

The average balance outstanding during the year represents daily averages. Average interest rates represent interest expense divided by the related average balance.

12.	OTHER BORROWINGS

Other borrowings consist of advances from the FHLB.

The following table presents contractual maturities of FHLB advances as of December 31:

Description	Maturity Date	Interest Rate	2005	2004
Fixed	12/1/2006	3.47%	$1,900,000	$1,900,000
Variable	12/1/2006	4.58%	700,000	700,000
Fixed	12/1/2005	3.11%	—	700,000

			$2,600,000	$3,300,000

The Bank maintains a credit arrangement which includes a revolving line of credit with the FHLB. Under this credit arrangement, the Bank has a remaining borrowing capacity of approximately $38.2 million at December 31, 2005, which is subject to annual renewal and typically incurs no service charges. Under terms of a blanket agreement, collateral for the FHLB borrowings must be secured by certain qualifying assets of the Bank that consist principally of first mortgage loans.

13.	OTHER EXPENSES

The following is an analysis of other expenses:

	2005	2004
Stationery, printing, and supplies	$115,756	$109,125
State franchise tax	95,800	104,140
Postage	64,818	58,098
ATM and debit card processing and supplies	91,232	94,205
Advertising and public relations	70,903	71,469
Other	1,017,425	739,305

Total	$1,455,934	$1,176,342

14.	INCOME TAXES

The provision for income taxes consists of:

	2005	2004
Current	$199,809	$191,330
Deferred	(68,497)	17,625

Total	$131,312	$208,955

The components of the net deferred tax assets (liabilities) are as follows at December 31:

	2005	2004
Deferred tax assets:
Allowance for loan losses	$157,143	$142,082
Net unrealized loss on securities	210,711	—
Other	24,034	20,239

Gross deferred tax assets	391,888	162,321

Deferred tax liabilities:
Net unrealized gain on securities	—	12,749
Premises and equipment	104,220	116,205
Accrual to cash conversion	—	27,178
Deferred loan fees	39,828	39,465
FHLB stock dividend	41,376	37,058
Other	21,899	—

Gross deferred tax liabilities	207,323	232,655

Net deferred tax assets (liabilities)	$184,565	$(70,334)

No valuation allowance was established at December 31, 2005 and 2004, in view of the Company’s ability to carryback to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company’s earnings potential.

The reconciliation of the federal statutory rate and the Company’s effective income tax rate is as follows:

	2005		2004
	Amount	% of Pretax Income	Amount	% of Pretax Income
Provision at statutory rate	$244,781	34.0%	$331,564	34.0%
Effect of tax-free income	(85,244)	(11.9)	(113,263)	(11.6)
Other	(28,225)	(3.9)	(9,346)	(1.0)

Actual tax expense and effective rate	$131,312	18.2%	$208,955	21.4%

15.	EMPLOYEE BENEFITS

Savings Plan

The Bank maintains a trusteed Section 401(k) plan for all eligible employees. The Bank makes matching contributions for eligible employees of 25 percent of the employee contributions annually, to a maximum of 12 percent of base salary. The Bank also makes discretionary contributions as determined annually by the Board of Directors. The Bank’s total contribution to this plan was $31,472 in 2005 and $32,756 in 2004.

15.	EMPLOYEE BENEFITS (Continued)

ESOP

The Company also maintains an ESOP covering substantially all employees and officers. The Trustee has discretionary authority to purchase shares of common stock of the Company in the open market. The amount of the contribution to the ESOP is at the discretion of the Board of Directors with benefits vesting over a seven-year period. Contributions of $12,000 and $10,000 were recorded during 2005 and 2004, respectively. The Trustee held 9,220 and 8,413 shares of the Company’s common stock at December 31, 2005 and 2004, respectively.

Stock Option Plan

The Company maintains stock option plans for the directors, officers, and key employees. The stock options typically have expiration terms of five or ten years, are subject to certain extensions and early terminations, and are fully vested on the grant date. The per share exercise price of a stock option granted shall, at a minimum, equal the fair market value of a share of common stock on the date the option is granted.

The following table presents share data related to the outstanding options:

	2005	Weighted- Average Exercise Price	2004	Weighted- Average Exercise Price
Outstanding, at beginning of year	66,725	$19.21	53,725	$19.33
Granted	—	—	13,000	18.75
Exercised	—	—	—	—
Forfeited	(6,588)	19.06	—	—

Outstanding, at end of year	60,137	19.23	66,725	19.21

Exercisable, at end of year	60,137	19.23	66,725	19.21

The following table summarizes the characteristics of stock options outstanding at December 31, 2005:

Grant Date	Exercise Price	Outstanding and Exercisable Shares	Contractual Average Life	Average Exercise Price
August 25, 1999	$19.20	15,194	3.73	$19.20
August 24, 2000	20.36	15,193	4.65	20.36
January 23, 2003	18.40	8,375	7.07	18.40
December 12, 2003	18.80	9,875	7.95	18.80
November 19, 2004	18.75	11,500	8.89	18.75

		60,137

16.	COMMITMENTS

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

The off-balance sheet commitments comprise the following at December 31:

	2005	2004
Commitments to extend credit	$8,361,891	$5,135,803
Standby letters of credit	1,134,471	1,306,504

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

The Company presently leases three branch bank buildings and one office building under separate operating leases that expire in various years through 2016. Rent expense for 2005 and 2004 was $111,308 and $96,854.

Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year as of December 31, 2005, for each of the next five years and in the aggregate, thereafter, are $108,617, $103,871, $41,233, $20,400, $6,000 and $500 for the years ended December 31, 2006, 2007, 2008, 2009, 2010, and thereafter, respectively.

17.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company’s financial instruments are as follows:

	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$7,650,097	$7,650,097	$5,991,170	$5,991,170
Investment securities	34,485,574	34,392,295	32,721,144	32,759,835
Net loans	42,324,282	42,783,656	43,982,867	44,656,851
Bank-owned life insurance	2,340,555	2,340,555	2,258,592	2,258,592
Regulatory stock	383,250	383,250	363,450	363,450
Accrued interest receivable	510,101	510,101	465,953	465,953

Financial liabilities:
Deposits	$75,612,528	$75,067,956	$72,305,605	$72,464,295
Short-term borrowings	5,982,201	5,982,201	5,133,865	5,133,865
Other borrowings	2,600,000	2,600,000	3,300,000	3,300,000
Accrued interest payable	43,267	43,267	43,757	43,757

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

17.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

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

The Company performed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Cash Equivalents, Regulatory Stock, Accrued Interest Receivable, Short-Term Borrowings, and Accrued Interest Payable

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

Commitments to Extend Credit and Commercial Letters of Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 16.

18.	REGULATORY MATTERS

Cash and Due From Banks

The district Federal Reserve Bank requires the Bank to maintain certain reserve balances. As of December 31, 2005 and 2004, the Bank had required reserves of $405,000 and $568,000, respectively, consisting of vault cash and a depository amount held with the Federal Reserve Bank.

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to 10 percent of the Bank’s capital.

18.	REGULATORY MATTERS (Continued)

Dividends

The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by a national bank. Prior approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits, as defined for the year, combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. However, the Company is currently required to obtain approval form the Comptroller of the Currency prior to declaring dividends.

Capital Requirements

Federal regulations require the Company to maintain minimum amounts of capital. Specifically, the Company and the Bank are required to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average total assets. Management believes, as of December 31, 2005, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

In addition to capital requirements, the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) established five capital categories ranging from “well capitalized” to “critically undercapitalized.” Should any institution fail to meet the requirements to be considered “adequately capitalized,” it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2005 and 2004, the FDIC categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

The capital position of the Bank does not materially differ from the Company’s; therefore, the following table sets forth the Company’s capital position and minimum requirements as of December 31:

	2005		2004
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)
Actual	$8,762,485	17.44%	$8,789,953	17.52%
For Capital Adequacy Purposes	4,020,560	8.00	4,013,040	8.00
To Be Well Capitalized	5,025,700	10.00	5,016,300	10.00

Tier I Capital (to Risk-Weighted Assets)
Actual	$8,196,627	16.31%	$8,279,271	16.50%
For Capital Adequacy Purposes	2,010,280	4.00	2,006,520	4.00
To Be Well Capitalized	3,015,420	6.00	3,009,780	6.00

Tier I Capital (to Average Assets)
Actual	$8,196,627	8.88%	$8,279,271	9.24%
For Capital Adequacy Purposes	3,693,561	4.00	3,582,437	4.00
To Be Well Capitalized	4,616,951	5.00	4,478,047	5.00

19.	SEGMENT REPORTING

The Company operates two major businesses engaged in providing banking and investment advisory services. Banking services include community banking through seven branch offices which are located in the tristate area of East Liverpool, Ohio. Investment advisory services include investment management and financial planning to over 100 clients in fourteen states.

Total business segment financial results differ from total consolidated results. The impact of these differences is reflected in the “Intercompany Eliminations” and “Other” categories. “Intercompany Eliminations” reflects activities conducted among our businesses that are eliminated in the consolidated results. “Other” includes residual activities that do not meet the criteria for disclosure as a separate reportable business, such as Gateminder.

Business Segment Products and Services

Community Banking Products and Services

The Bank operates as a full-service community Bank, offering a variety of financial services to meet the needs of its customers. Services include: accepting demand and time deposits from the general public and, together with borrowings and other funds, using the proceeds to originate secured and unsecured commercial and consumer loans and provide construction and mortgage loans, as well as home equity and personal lines of credit. In addition, funds are also used to purchase investment securities. The Bank’s deposits are insured to the legal maximum amount by the Federal Deposit Insurance Corporation.

MDH Investment Management, Inc.

MDH Investment Management, Inc. was incorporated December 22, 2004, under the laws of the state of Ohio as a wholly owned non-bank subsidiary of the Company. MDH is headquartered in East Liverpool, Ohio, and provides investment management advisory services to both individuals and trusts in 14 states.

Other

The “Other” segment includes the parent company and other non-bank subsidiaries and is necessary for purposes of reconciling to the consolidated amounts.

The following tables provide financial information for these segments of the Company.

	Community Banking	MDH	Other	Intercompany Eliminations	Consolidated
Interest income	$4,911,195	$—	$7,241	$(7,241)	$4,911,195
Interest expense	1,345,413	—	7,241	(7,241)	1,345,413
Provision for loan losses	229,686	—	—	—	229,686
Other operating income	1,476,579	487,020	99,298	(18,000)	2,044,897
Other operating expense	3,758,083	319,403	148,505	(12,000)	4,213,991
Occupancy expense	430,809	16,249	6,000	(6,000)	447,058
Income taxes	102,000	51,000	(21,688)	—	131,312
Net income	521,783	100,368	584,529	(618,048)	588,632
Total assets	92,625,002	1,131,548	9,190,708	(9,289,043)	93,658,215

20.	PARENT COMPANY

Following are condensed financial statements for the parent company:

CONDENSED BALANCE SHEET

	December 31,
	2005	2004
ASSETS
Cash	$15,607	$80,070
Investment in subsidiaries	9,076,984	9,415,510
Loans	20,000	485,000
Other assets	32,559	24,175

TOTAL ASSETS	$9,145,150	$10,004,755

OTHER LIABILITIES	$333,333	$666,667
STOCKHOLDERS’ EQUITY	8,811,817	9,338,088

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$9,145,150	$10,004,755

CONDENSED STATEMENT OF INCOME

	Year Ended December 31,
	2005	2004
INCOME	$534,619	$932,578
EXPENSES	53,927	40,428

Earnings before income taxes	480,692	892,150
Income tax expense	17,000	6,119

Earnings before equity in undistributed earnings of subsidiaries	497,692	898,269
Equity in undistributed earnings of subsidiaries	90,940	(132,037)

NET INCOME	$588,632	$766,232

20.	PARENT COMPANY (Continued)

CONDENSED STATEMENT OF CASH FLOWS

	Year ended December 31,
	2005	2004
OPERATING ACTIVITIES
Net income	$588,632	$766,232
Adjustment to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(90,940)	132,037
Other, net	(12,692)	(3,672)

Net cash provided by operating activities	485,000	894,597

INVESTING ACTIVITIES
Acquisition of MDH subsidiary	(166,667)	(366,027)
Decrease in loans	465,000	10,000

Net cash provided by (used for) investing activities	298,333	(356,027)

FINANCING ACTIVITIES
Cash dividends paid	(348,596)	(336,958)
Purchase of treasury stock	(499,200)	(228,048)

Net cash used for financing activities	(847,796)	(565,006)

Net decrease in cash	(64,463)	(26,436)
CASH AT BEGINNING OF YEAR	80,070	106,506

CASH AT END OF YEAR	$15,607	$80,070

21.	QUARTERLY DATA (Unaudited)

The following is a summary of the unaudited quarterly results of operations:

	Three Months Ended
	March 2005	June 2005	September 2005	December 2005
Total interest income	$1,168,292	$1,250,499	$1,264,714	$1,227,414
Total interest expense	295,577	341,527	353,492	354,816

Net interest income	872,715	908,972	911,222	872,598
Provision for loan losses	30,000	57,000	72,500	50,500

Net interest income after provision for loan losses	842,715	851,972	838,722	822,098
Total noninterest income	484,248	474,832	535,483	550,328
Total noninterest expense	1,129,169	1,149,691	1,139,314	1,242,281

Income before income taxes	177,794	177,113	234,891	130,145
Income taxes	22,700	32,700	58,100	17,812

Net income	$155,094	$144,413	$176,791	$112,333

Per share data:
Net income
Basic	$0.18	$0.17	$0.20	$0.13
Diluted	0.18	0.17	0.20	0.13
Weighted-average shares outstanding
Basic	880,045	876,457	870,437	858,283
Diluted	880,045	876,457	870,437	858,283

	Three Months Ended
	March 2004	June 2004	September 2004	December 2004
Total interest income	$1,157,947	$1,141,668	$1,131,371	$1,124,723
Total interest expense	271,730	255,677	218,994	218,780

Net interest income	886,217	885,991	912,377	905,943
Provision for loan losses	45,000	34,000	24,000	30,000

Net interest income after provision for loan losses	841,217	851,991	888,377	875,943
Total noninterest income	276,652	328,561	397,504	384,820
Total noninterest expense	927,585	920,148	985,878	1,036,267

Income before income taxes	190,284	260,404	300,003	224,496
Income taxes	36,000	51,300	75,643	46,012

Net income	$154,284	$209,104	$224,360	$178,484

Per share data:
Net income
Basic	$0.17	$0.23	$0.25	$0.2
Diluted	0.17	0.23	0.25	0.2
Weighted-average shares outstanding
Basic	892,464	892,397	888,086	881,627
Diluted	892,578	892,516	888,086	881,786

Keith R. Clutter

1st National Community Bank

President (1993-2005)

Founding Director (since 6/1/1987)

Keith Clutter retired from the Bank and Tri-State 1st Banc effective January 1, 2006 after nearly 19 years serving on various Boards of Directors, executive offices and too many different capacities to ever enumerate. Keith’s first office space at 1st Bank was a storage room beside the rear exit of the building during the building renovations from a Perkins Pancake House restaurant. He will continue to serve the Bank and the holding company in the capacity of Secretary after retirement.

Keith began his banking career with The First National Bank of East Liverpool in 1965 in the Consumer Credit Department. He was serving as Vice President and Cashier of the bank when it was merged into Bank One in 1984. Keith then served as Vice President in the Operations Department of Bank One of Eastern Ohio until joining the 1st Bank staff as its second in command.

Through his forty years in banking, Keith Clutter has been recognized as an outstanding leader in the banking profession and in his community. He was graduated from the prestigious Stonier Graduate School of Banking and the Mellon School of Banking. He served as President and in other offices of the Columbiana County Bankers Association. Keith also taught banking courses at the AIB School in Steubenville, Ohio, the Jefferson County Technical Institute and the East Liverpool Campus of Kent State University.

Some of his past activities in the community included: Past President of the East Liverpool Jaycees, of the Calcutta Rotary Club, of the East Liverpool Lions Club and of the Calcutta Chamber of Commerce. He chaired the Southern Columbiana County United Way Campaign, also serving as its Treasurer. At the time of his retirement, Keith served on the Advisory Board of the Community Action Agency and the Board of the East Liverpool Area Salvation Army.

Keith is a lifetime resident of the East Liverpool area. He received a bachelor’s degree from Youngstown State University in 1965. Keith is married to the former Vicky Cranston and they have three children and eight grandchildren. All live in the tri-state area and Keith plans to spend much of his newly found time enjoying grandchildren.

Charles B. Lang, Chairman of the Bank Board and longtime associate, stated: “It is hard to imagine the Bank without Keith seated in his usual spot next to the front door greeting our customers. He has been a vital part of the success of the Bank over the years. Keith has a great following among many customers who he assisted with every imaginable banking and business need. He also has earned the respect and appreciation of our employees through his genuine caring for them and his gift as a teacher and coach. The influence he has had on the bank will continue to contribute to our success for many years into the future.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is Management’s discussion and analysis of the financial condition and results of operations of Tri-State 1st Banc, Inc. for the years ended December 31, 2005 and 2004. The discussion should be read in conjunction with the consolidated financial statements and notes thereto and the summary financial information included elsewhere in this annual report.

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

MDH Investment Management, Inc. was incorporated in 2005 under the laws of the state of Ohio as a wholly owned non-bank subsidiary of the Company. MDH is headquartered in East Liverpool, Ohio and provides investment management advisory services to over 100 clients in fourteen states.

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

Summary of Financial Condition

Total consolidated assets of the Company at December 31, 2005 were $93,658,000, an increase of 3.0% or $2,698,000 from year-end 2004. This increase was above the 1.8% or $1,597,000 increase experienced in the 2004 period. Total deposits in 2005 grew at a faster rate than the previous year, but not as fast as they have historically. Deposits increased by 4.6% increasing by $3,307,000 compared to $927,000 in 2004. As a result of this growth pattern at points during the year the Company made use of excess borrowing capacities with the FHLB to supplement deposits. At the end of the year the borrowings represented amounts borrowed to implement a leveraged strategy.

Federal Funds Sold and Investment Securities

At year-end 2005 the company had $1,550,000 in federal funds sold compared to 2004 when the Company had no federal funds sold. On an average daily basis, federal funds sold were $3.2 million in 2005 and $2.9 million in 2004. The Company generally attempts to average between $2 and $4 million in federal funds sold, however, this range may shift as cash flows fluctuate or liquidity needs change.

Investment Securities

Investment securities available for sale were $25,455,000 at December 31, 2005. This compares to $31,739,000 at December 31, 2004, a decrease of $6,284,000 or 19.8%. Investment securities held to maturity increased by $8,048,000 or 819.2% in 2005 when compared to the prior year. This change in the portfolio composition occurred because management felt that at the end of 2004 the portfolio mix between held to maturity and available for sale needed to be more balanced. The majority of purchases in 2005 were put into held to maturity to provide longer term income without the market value fluctuation that would occur in the available for sale classification. Total purchases for 2005 were $14,692,000 and were funded by deposits. Investment securities that were either called or matured totaled $7,524,000 compared to previous year calls and maturities of $10,697,000 and purchases of $12,453,000. For 2005, a total of $4,683,000 in securities was sold at a pre-tax gain of $17,000 compared to $582,000 in 2004 for a pre-tax gain of $10,000.

The year-end 2005 market value of the available for sale investment portfolio decreased $657,000 when compared to year-end 2004. This decrease was primarily due to interest rates rising during the year. In general, as interest rates rise, and increase above the rate on a fixed-rate investment security, the market value of that security declines. As a result, the Company has taken measures to help position the investment portfolio for a rising rate environment. One such measure has been to “keep-short” the maturity or life of the portfolio in an attempt to minimize possible market value declines.

Loans

Total loans for the year decreased $1,659,000 or 3.7% to $42,324,000. Average loans outstanding were $43,080,000, down $1,885,000 or 4.2% for the year. Overall loan demand has continued to be at a much slower pace than anticipated. In September, the Company expanded the mortgage lending staff by adding an experienced residential mortgage Loan Officer. This originator has significant secondary market experience and will help the company as they begin to offer loans that will be sold in the secondary market. This will allow the company to offer lower rates and longer terms for residential mortgage loans to better compete in the marketplace. The Company can then sell the loans at a profit on the sale and divest itself of the interest rate risk on long term fixed rate loans. The Company divested itself of its credit card portfolio on December 31, 2005. The portfolio was $431,000 at year end and a premium was paid for the portfolio of $52,000, but after an accrual for conversion costs and possible loan repurchases on delinquent loans sold the gain was negligible.

Bank Owned Life Insurance

In early 2004, the Bank purchased $2,100,000 of Bank-owned life insurance (“BOLI”) from two separate insurance carriers. The insurance is carried by the Bank at the current cash surrender values of the underlying policies. The earnings received from the cash value life insurance plans, which are tax exempt, are used to offset employee benefit costs. For 2005 the cash value of these policies increased by $82,000 or 3.6%.

Deposits

Deposits are generally the Bank’s primary source for funding its earning assets. The Bank offers a wide variety of products designed to attract new customers and retain existing customers while at the same time attempting to maintain a cost-effective funding source. Deposits in total were up $3,307,000 or 4.57% when compared to total deposits at December 31, 2004. Interest-bearing demand accounts were up by $333,000 or 3.1%. Money market accounts were down by $2,474,000 or 30.5% and savings accounts decreased by $1,398,000 or 10.3%. In 2005 many consumers moved money from money market accounts and savings accounts to time deposits to take advantage of rising interest rates and the higher rates on time deposits. This accounted for a portion of the loss in money market accounts and savings accounts. Total time deposits were up $5,701,000 for the year while noninterest-bearing demand accounts increased by $1,145,000. In 2005, the Company introduced On-line Banking and a Billpay service to help retain and attract new customers. This service was introduced to the customers during the second quarter of 2005 and by the end of the year approximately 10% of customers were utilizing the service.

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

At December 31, 2005 total borrowings from the FHLB equaled $2,600,000 compared to $3,300,000 at year-end 2004. The 2005 borrowings consisted of both fixed and variable rate advances with a term of twelve months. The borrowings are a result of a managed leverage strategy executed in 2004. The decrease in the FHLB advances for the year was a maturity of a $700,000 advance was timed to coincide with a decrease in the asset side of the leverage strategy.

Securities sold under repurchase agreements totaled $5,134,000 for year-end 2004 compared to $5,982,000 in 2005 an increase of $848,000 of 16.5% for the year.

Summary of Earnings

The Company’s 2005 net income was $589,000, a decrease of $178,000, or 23.1%, from 2004’s net income of $766,000. On a per share basis, net income decreased by 20.9% to $0.68 per basic and diluted share compared to 2004’s net income per share of $0.86 for basic and diluted shares, respectively. The decrease in net income for the year was primarily a result of a decrease in net interest income and an increase in other operating expenses somewhat offset by an increase in other operating income.

Interest Income

Interest income on loans decreased $37,000 or 1.1% during 2005 when compared to 2004. This decrease was a result of a 19 basis point increase on the yield earned for total loans offset by a decrease of $1,872,000 or 4.2% in the average loan balance outstanding.

Interest income on federal funds sold increased $65,000 or 193.6% during 2005 when compared to 2004 due to an increase of 39.2% or $830,000 in the average balance outstanding and a 239 basis point increase in the yield earned.

Interest income earned on investment securities increased in 2005 by $330,000 or 27.5% from 2004. This increase was a result of an 8 basis point increase in the yield earned and by a $7,397,000 or 22.8% increase in the average balance.

Interest Expense

Interest expense on deposits for 2005 increased $292,000 or 34.4% when compared to 2004. This increase was a result of a 56 basis point increase on the rate paid on deposits for the year and by a $3,827,000 or 6.7% increase in average interest-bearing deposits outstanding.

Interest expense on borrowings increased $88,000 or 75.6% in 2005 when compared to 2004 and was due to an increase of 61 basis points on the rate paid on these funds and a $907,000 or 11.7% increase in the average balance of borrowed funds outstanding.

Provision and Allowance for Loan Losses

For 2005, the provision for loan losses was $230,000, compared to $133,000 charged in 2004. This represents a $97,000 or 72.7% increase for the year. The amount of the provision for loan losses charged to operations is determined by the Company’s loan committee and approved by the Board of Directors. In determining the amount of the provision, the committee considers such factors as credit risks inherent in the loan portfolio, asset quality, economic conditions, portfolio trends and the amount of charge-offs. The increase in charge offs of $99,000 is attributable to the “Bounce Protection” accounts as well as general economic conditions in the area. Recoveries also increased $46,000 and the company continues to aggressively pursue charged off loans in an effort to mitigate losses. The company continues to monitor the portfolio and the reserve account based on historical factors as well as general economic conditions. Each quarter these factors are evaluated and the provision is adjusted accordingly.

The Company believes that the allowance for loan losses at December 31, 2005 of $532,000 is adequate to cover probable losses in the portfolio as of such date. However, there can be no assurance that the Company will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 2005.

Other Operating Income

Total noninterest income increased $657,000 or 47.4% for 2005. Service fees on deposit accounts increased by $142,000 or 15.1% as a result of (1) increased revenues from new deposits accounts as costs of these services were not increased and (2) fees collected from a new demand deposit product introduced late in the second quarter of 2004. The new product, named “Bounce Protection” is an overdraft privilege service provided to customers of the Bank and 2005 was the first year with a full year of those fees.

Other noninterest income also increased from new revenues from investment advisory fees generated by MDH. The amounts of the fees for 2005 were $487,000 compared to $3,000 in 2004. MDH is currently meeting expectations and investment fees are consistent with the projections.

Investment securities gains totaled $17,000 for 2005 compared to $10,000 in 2004 from the sale of $4,683,000 and $ 582,000 in investment securities, respectively. The investment sales in 2005 were made to help the company meet liquidity needs that developed during the middle of 2005.

Other Operating Expense

Total salary and employee benefits increased $442,000 or 22.7% in 2005. Employee salaries and wages increased $333,000 or 22.5% due to the hiring of additional personnel throughout 2005, including the acquisition of personnel from MDH, as well as normal merit increases relating to existing employees. In addition to the President of MDH and a clerical employee, the bank hired a full time loan originator as well as a new CEO while the previous CEO is developing the trust department. Total employee benefit costs for the year increased by $118,000 due to increases in health insurance costs and other employee related benefit expenses.

Furniture and equipment costs increased $22,000 or 6.5% in 2005 from 2004 due mostly from an increase in depreciation expense from capitalized costs associated with new networking equipment and On-line banking equipment purchased in 2005. Other expenses increased $280,000 or 23.8%, in 2005 mainly as a result of (1) increase in telecommunications costs from the wide area network, (2) increase in exam and auditing fees and (3) systems software costs.

Income Tax Expense

The provision for income tax was $131,000 in 2005 compared to $209,000 in 2004. This represents a decrease of $78,000 or 37.2% and is due mostly to a decrease in taxable income. The effective tax rate for the company for 2005 is 18.2% that compares to 21.4% for the year 2004.

Capital Resources

Total consolidated stockholders’ equity decreased $526,000 or 5.6% when compared to December 31, 2004. For the year, net treasury shares purchased totaled $333,000, which is a reduction to capital, and accumulated comprehensive income declined by $434,000, all offset by net income of $589,000, less cash dividends declared of $349,000.

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

Directors of Tri-State 1st Banc, Inc.

Pictured from left to right: seated are, William E. Blair, Jr., Edward L. Baumgardner, Charles B. Lang and John C. Thompson.; standing are Marvin H. Feldman, J. Robert Berg, Timothy G. Dickey, Stephen W. Cooper, and John Scotford Jr.

J. Robert Berg (1)(2)

President –

    Richardson Monuments, Inc.

Edward L. Baumgardner (1)(2)(3)

CEO –

    1st National Community Bank

William E. Blair, Jr. (1)(2)(3)

President –

    Bill Blair, Inc.

Vice President –

    Gateminder Corporation

Stephen W. Cooper (1)(2)(4)

    Cooper Insurance Agency

Timothy G. Dickey (1)(2)

Chairman-

    D. W. Dickey & Son, Inc.

Marvin H. Feldman (1)(2)

Partner –

    The Feldman Agency

Charles B. Lang (1)/(2)(3)(4)

Chairman of the Board –

    1st National Community Bank

President –

Gateminder Corporation

President –

    Tri-State 1st Banc, Inc

Vice President –

    MDH Investment Management, Inc

John P. Scotford, Sr. (1)(4)(5)

Chairman –

    McBarscot Company

John P. Scotford, Jr. (2)(3)

President –

    McBarscot Company

John C. Thompson (1)(2)(3)(4)

Chairman –

    The Hall China Company

(1) Director of Tri-State 1st Banc

(2) Director of 1st National Community Bank

(3) Director of Gateminder Corporation

(4) Director of MDH Investment Management, Inc.

(5) Director Emeritus of 1st National Community Bank

Officers of Tri-State 1st Banc, Inc. and Subsidiaries

Tri-State 1st Banc, Inc

Charles B. Lang

President

Keith R. Clutter

Secretary

Stephen Beadnell

Chief Financial Officer

1st National Community Bank

Edward L. Baumgardner

Chief Executive Officer

Stephen A. Beadnell

Vice President, Chief Financial Officer

R. Keith Broadbent

Vice President, Loan Officer

Downtown East Liverpool Office

Steven A. Mabbott

Vice President, Consumer Loans

Robin W. Moadus

Vice President, Chief Operating Officer

Judy A. Mouse

Assistant Cashier

Vickie L. Owens

Vice President, Data Processing

Michael J. Palmer

Assistant Vice President, Branch Sales Manager

Roger D. Sanford

Vice President, Business Development Officer

Joseph B. Shemasek

Vice President, Commercial Loans

Cynthia A. Vincent

Assistant Vice President, Human Resources

MDH Investment Management, Inc.

Dr. Marc D. Hoffrichter

President

Charles B. Lang

Secretary

Stephen Beadnell

Chief Financial Officer

Gateminder Corporation

Charles B. Lang

President

William E. Blair Jr.

Vice- President

Edward L. Baumgardner

Secretary

Stephen A. Beadnell

Chief Financial Officer

Lance H. Lang

Vice President, Account Executive