Form 10KSB, Exhibit 13
period 2006-12-31
TRI STATE 1ST BANK INC
filed 2007-03-27
CIK 1010398

Exhibit 13

TRI-STATE 1ST BANC, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

Page Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Consolidated Balance Sheet	2
Consolidated Statement of Income	3
Consolidated Statement of Changes in Stockholders’ Equity	4
Consolidated Statement of Cash Flows	5
Notes to Consolidated Financial Statements	6 –29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Tri-State 1st Banc, Inc.

We have audited the consolidated balance sheet of Tri-State 1st Banc, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tri-State 1st Banc, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ S.R. Snodgrass, A.C.
Wexford, Pennsylvania
March 9, 2007

TRI-STATE 1ST BANC, INC.

CONSOLIDATED BALANCE SHEET

	December 31,
	2006	2005
ASSETS
Cash and due from banks	$5,409,884	$6,059,509
Interest-bearing deposits with other banks	91,674	40,588
Federal funds sold	—	1,550,000

Cash and cash equivalents	5,501,558	7,650,097
Investment securities available for sale	24,022,784	25,455,135
Investment securities held to maturity (fair value of $8,151,429 and $8,937,160)	8,235,279	9,030,439
Loans	52,050,527	42,856,155
Less allowance for loan losses	579,974	531,873

Net loans	51,470,553	42,324,282
Premises and equipment	3,528,919	3,798,252
Bank-owned life insurance	2,426,012	2,340,555
Goodwill	886,784	886,784
Accrued interest and other assets	1,734,671	2,172,671

TOTAL ASSETS	$97,806,560	$93,658,215

LIABILITIES
Deposits:
Non-interest-bearing demand	$14,508,107	$16,029,665
Interest-bearing demand	10,463,023	11,161,177
Money market	6,074,532	5,642,694
Savings	17,542,209	12,126,622
Time	25,475,391	30,652,370

Total deposits	74,063,262	75,612,528
Short-term borrowings	11,276,794	5,982,201
Other borrowings	3,093,000	2,600,000
Accrued interest and other liabilities	316,829	651,669

TOTAL LIABILITIES	88,749,885	84,846,398

STOCKHOLDERS’ EQUITY
Common stock, no par value; 3,000,000 shares authorized, 915,764 shares issued	8,195,467	8,195,467
Retained earnings	1,977,995	1,988,595
Treasury stock, at cost (45,957 and 52,530 shares)	(837,179)	(963,218)
Accumulated other comprehensive loss	(279,608)	(409,027)

TOTAL STOCKHOLDERS’ EQUITY	9,056,675	8,811,817

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$97,806,560	$93,658,215

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,
	2006	2005
INTEREST INCOME
Loans, including fees	$3,782,968	$3,283,528
Interest-bearing deposits with other banks	2,238	2,585
Federal funds sold	69,975	98,032
Investment securities:
Taxable	1,310,497	1,313,045
Exempt from federal income tax	119,058	214,005

Total interest income	5,284,736	4,911,195

INTEREST EXPENSE
Deposits	1,580,573	1,140,960
Short-term borrowings	283,677	84,455
Other borrowings	64,632	119,998

Total interest expense	1,928,882	1,345,413

NET INTEREST INCOME	3,355,854	3,565,782
Provision for loan losses	182,750	229,686

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,173,104	3,336,096

OTHER OPERATING INCOME
Service fees on deposit accounts	1,006,437	1,083,582
Investment securities gains, net	—	16,696
Earnings on bank-owned life insurance	85,458	81,963
Other	969,730	862,656

Total other operating income	2,061,625	2,044,897

OTHER OPERATING EXPENSE
Salaries and employee benefits	2,461,705	2,391,098
Occupancy	471,753	447,058
Furniture and equipment	366,564	366,959
Other	1,531,789	1,455,934

Total other operating expense	4,831,811	4,661,049

Income before income taxes	402,918	719,944
Income taxes	69,042	131,312

NET INCOME	$333,876	$588,632

EARNINGS PER SHARE
Basic	$0.39	$0.68
Diluted	0.39	0.68

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	Number of Shares	Common Stock	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2004	34,137	$8,195,467	$1,748,559	$(630,685)	$24,747	$9,338,088
Comprehensive income:
Net income			588,632			588,632
Net unrealized loss on securities, net of reclassification adjustment, net of tax benefit of $223,459					(433,774)	(433,774)

Total comprehensive income						154,858
Purchase of treasury stock	27,402			(499,200)		(499,200)
Reissuance of treasury stock	9,009			166,667		166,667
Dividends declared ($0.40 per share)			(348,596)			(348,596)

Balance, December 31, 2005	52,530	8,195,467	1,988,595	(963,218)	(409,027)	8,811,817
Comprehensive income:
Net income			333,876			333,876
Net unrealized gain on securities, net of taxes of $66,670					129,419	129,419

Total comprehensive income						463,295
Purchase of treasury stock	11,445			(207,294)		(207,294)
Reissuance of treasury stock	18,018			333,333		333,333
Dividends declared ($0.40 per share)			(344,476)			(344,476)

Balance, December 31, 2006	45,957	$8,195,467	$1,977,995	$(837,179)	$(279,608)	$9,056,675

					2006	2005
Components of other comprehensive income (loss):
Change in net unrealized gain (loss) on investment securities available for sale					$129,419	$(422,755)
Realized gains included in net income, net of taxes of $5,677 in 2005					—	(11,019)

Total					$129,419	$(433,774)

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2006	2005
OPERATING ACTIVITIES
Net income	$333,876	$588,632
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	182,750	229,686
Depreciation and amortization, net	397,614	429,463
Investment securities gains, net	—	(16,696)
Deferred income taxes	(68,497)	(68,497)
Earnings on bank-owned life insurance	(85,458)	(81,963)
Decrease (increase) in accrued interest receivable	(62,007)	(44,148)
Increase (decrease) in accrued interest payable	48,982	(490)
Other, net	(89,622)	(51,269)

Net cash provided by operating activities	657,638	984,718

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from sales	—	4,682,674
Proceeds from principal repayments and maturities	2,659,975	4,887,033
Purchases of securities	(1,074,927)	(4,002,489)
Investment securities held to maturity:
Proceeds from principal repayments and maturities	781,545	2,636,502
Purchases of securities	—	(10,689,865)
Net (increase) decrease in loans	(9,358,706)	958,805
Proceeds from sale of credit card portfolio	482,404	—
Purchase of premises and equipment	(102,227)	(239,247)
Proceeds from sale of real estate	119,202	—
Acquisition of MDH subsidiary	—	(166,667)

Net cash used for investing activities	(6,492,734)	(1,933,254)

FINANCING ACTIVITIES
Net increase (decrease) in deposits	(1,549,266)	3,306,923
Net increase in short-term borrowings	5,294,593	848,336
Proceeds from other borrowings	3,093,000	—
Repayment of other borrowings	(2,600,000)	(700,000)
Purchase of treasury stock	(207,294)	(499,200)
Cash dividends paid	(344,476)	(348,596)

Net cash provided by financing activities	3,686,557	2,607,463

Increase (decrease) in cash and cash equivalents	(2,148,539)	1,658,927
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,650,097	5,991,170

CASH AND CASH EQUIVALENTS AT END OF YEAR	$5,501,558	$7,650,097

See accompanying notes to the consolidated financial statements.

TRI-STATE 1ST BANC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Goodwill

The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards (“FAS”) No. 142, Goodwill and Other Intangible Assets. This statement, among other things, requires a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company’s reported net income because impairment losses, if any, could occur irregularly and in varying amounts. The Company performs an annual impairment analysis of goodwill. Based on the fair value of the reporting unit, estimated using the expected present value of future cash flows, no impairment of goodwill was recognized in 2006 or 2005.

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

Advertising Costs

Advertising costs are expensed as the costs are incurred. Advertising expenses amounted to $53,592 and $55,913 for 2006 and 2005, respectively.

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

Stock Options

In December 2004, the FASB issued FAS No. 123R, Share-Based Payment, which revised FAS 123, Accounting for Stock-Based Compensation, and superseded APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. FAS 123R requires the grant-date fair value of all share-based payment awards that are expected to vest, including employee share options, to be recognized as employee compensation expense over the requisite service period. The Company adopted FAS 123R on January 1, 2006 and applied the modified prospective transition method. Under this transition method, the Company (1) did not restate any prior periods and (2) are recognizing compensation expense for all share-based payment awards that were outstanding, but not yet vested, as of January 1, 2006, based upon the same estimated grant-date fair values and service periods used to prepare the FAS 123 pro-forma disclosures.

Prior to adopting FAS 123R, the Company accounted for share-based payment awards using the intrinsic value method of APB 25 and related interpretations. Under APB 25, the Company did not record compensation expense for employee share options, unless the awards were modified, because the share options were granted with exercise prices equal to or greater than the fair value of our stock on the date of grant. The following table illustrates the effect on reported net income and earnings per share applicable to common shareholders for the years ended December 31, 2005 and 2004, had we accounted for our share-based compensation plans using the fair value method of FAS 123:

2005
Net income applicable to common stock	$588,632
Less pro forma expense related to option	—

Pro forma net income	$588,632

Basic net income per common share:
As reported	$0.68
Pro forma	0.68
Diluted net income per common share:
As reported	$0.68
Pro forma	0.68

During the year ended December 31, 2004, the Company accelerated their vesting and all shares outstanding became fully vested. Therefore, as of December 31, 2006 and 2005, respectively, the Company recorded no compensation expense related to our share-based compensations awards.

FAS 123R requires that the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for stock-based awards (excess tax benefits) be classified as financing cash flows. Prior to the adoption of FAS 123R, such excess tax benefits were presented as operating cash flows. However, no excess tax benefits have been classified as a financing cash inflow for the year ended December 31, 2006, in the Consolidated Statements of Cash Flows. There were also no excess tax benefits for the years ended December 31, 2005 and 2004, included in operating cash flows.

For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option-pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the option and each vesting date. The fair value of each stock option granted was estimated using the following weighted-average assumptions:

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Options (Continued)

Grant Year	Expected Dividend Yield	Risk-Free Interest Rate	Expected Volatility	Expected Life (in years)
2003	1.50	3.94	18.77	7.01
2004	2.13	3.77	18.36	6.17

The weighted average fair value of each stock option granted for 2004 was $3.68.

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

Cash Flow Information

The Company has defined cash and cash equivalents as those amounts included in the balance sheet captions “Cash and due from banks”, “Federal funds sold”, and “Interest-bearing deposits with other banks” that have original maturities of less than 90 days. Cash payments for interest expense in 2006 and 2005 were $1,879,900 and $1,345,903, respectively. Cash payments for income taxes in 2006 and 2005 were $185,513 and $253,440, respectively.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 155, Accounting for Certain Hybrid Instruments, an amendment of FASB Statements No. 133 and 140. FAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In March 2006, the FASB issued FAS No. 156, Accounting for Servicing of Financial Assets. This statement, which is an amendment to FAS No. 140, will simplify the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. Specifically, FAS No. 156 addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like (offset) accounting. FAS No. 156 also clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability; requires that a separately recognized servicing asset or servicing liability be initially measured at fair value, if practicable; and permits an entity with a separately recognized servicing asset or servicing liability to choose either of the amortization or fair value methods for subsequent measurement. The provisions of FAS No. 156 are effective as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. FIN 48 is an interpretation of FAS No. 109, Accounting for Income Taxes, and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. This interpretation clarifies that management is expected to evaluate an income tax position taken or expected to be taken for likelihood of realization before recording any amounts for such position in the financial statement. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. This Interpretation is effective for fiscal years beginning after December 15, 2006, and will require management to evaluate every open tax position that exists in every jurisdiction on the date of initial adoption. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations.

In September 2006, the FASB issued FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). FAS No. 158 requires that a company recognize the overfunded or underfunded status of its defined benefit post retirement plans (other than multiemployer plans) as an asset or liability in its statement of financial position and that it recognize changes in the funded status in the year in which the changes occur through other comprehensive income. FAS No. 158 also requires the measurement of defined benefit plan assets and obligations as of the fiscal year-end, in addition to footnote disclosures. On December 31, 2006, the Company adopted FAS No. 158, except for the measurement provisions, which are effective for fiscal years ending after December 15, 2008. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-4 (“EITF 06-4”), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the insurance policy, that are associated with a postretirement benefit. EITF 06-4 requires that for a split-dollar life insurance arrangement within the scope of the issue, an employer should recognize a liability for future benefits in accordance with FAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations or financial condition.

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-5(“EITF 06-5”), Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance. EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations or financial condition.

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

	2006	2005
Weighted-average common shares	915,764	915,764
Average treasury stock shares	(58,010)	(44,521)

Weighted-average common shares outstanding used to calculate basic earnings per share	857,754	871,243
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	—	—

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	857,754	871,243

2.	EARNINGS PER SHARE (Continued)

Options to purchase 49,787 shares of common stock at prices from $18.40 to $20.36 were outstanding during 2006 and options to purchase 60,137 shares of common stock at prices from $18.40 to $20.36 were outstanding during 2005, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.

3.	INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale are as follows:

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agency securities	$12,729,611	$3,848	$(248,819)	$12,484,640
Obligations of states and political subdivisions	3,139,973	33,722	(806)	3,172,889
Mortgage-backed securities	7,576,848	2	(184,459)	7,392,391

Total debt securities	23,446,432	37,572	(434,084)	23,049,920
Mutual funds	1,000,000	—	(27,136)	972,864

Total	$24,446,432	$37,572	$(461,220)	$24,022,784

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agency securities	$13,726,058	$—	$(396,704)	$13,329,354
Obligations of states and political subdivisions	2,245,107	55,838	—	2,300,945
Mortgage-backed securities	9,103,708	20	(252,761)	8,850,967

Total debt securities	25,074,873	55,858	(649,465)	24,481,266
Mutual funds	1,000,000	—	(26,131)	973,869

Total	$26,074,873	$55,858	$(675,596)	$25,455,135

3.	INVESTMENT SECURITIES (Continued)

The amortized cost and fair value of investment securities held to maturity are as follows:

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. treasury securities	$98,662	$—	$(1,708)	$96,954
U.S. government agency securities	5,497,791	—	(39,486)	5,458,305
Obligations of states and political subdivisions	518,172	3,114	(122)	521,164
Mortgage-backed securities	2,120,654	—	(45,648)	2,075,006

Total	$8,235,279	$3,114	$(86,964)	$8,151,429

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. treasury securities	$98,267	$—	$(1,549)	$96,718
U.S. government agency securities	5,507,105	—	(59,654)	5,447,451
Obligations of states and political subdivisions	841,118	10,658	—	851,776
Mortgage-backed securities	2,583,949	—	(42,734)	2,541,215

Total	$9,030,439	$10,658	$(103,937)	$8,937,160

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005.

	2006
	Less than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. treasury securities	$—	$—	$96,953	$(1,708)	$96,953	$(1,708)
U.S. government agency securities	987,336	(12,039)	16,451,698	(276,266)	17,439,034	$(288,305)
Obligations of states and political subdivisions	371,149	(928)	—	—	371,149	(928)
Mortgage-backed securities	—	—	9,457,582	(230,107)	9,457,582	(230,107)

Total debt securities	1,358,485	(12,967)	26,006,233	(508,081)	27,364,718	(521,048)
Mutual funds	—	—	972,864	(27,136)	972,864	(27,136)

Total	$1,358,485	$(12,967)	$26,979,097	$(535,217)	$28,337,582	$(548,184)

3.	INVESTMENT SECURITIES (Continued)

	2005
	Less than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. treasury securities	$96,719	$(1,549)	$—	$—	$96,719	$(1,549)
U.S. government agency securities	9,997,738	(151,058)	8,779,068	(305,300)	18,776,806	(456,358)
Mortgage-backed securities	7,340,363	(158,065)	4,023,692	(137,430)	11,364,055	(295,495)

Total debt securities	17,434,820	(310,672)	12,802,760	(442,730)	30,237,580	(753,402)
Mutual funds	—	—	973,869	(26,131)	973,869	(26,131)

Total	$17,434,820	$(310,672)	$13,776,629	$(468,861)	$31,211,449	$(779,533)

The policy of the Company is to evaluate for other-than-temporary impairment when the fair value has been significantly below cost for three consecutive quarters. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. There are 56 positions that are temporarily impaired at December 31, 2006. The Company reviews its position quarterly and has asserted that at December 31, 2006, the declines outlined in the above table represent temporary declines and the Company does have the intent and ability either to hold those securities to maturity or to allow a market recovery.

The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes that are not expected to result in the noncollection of principal and interest during the period.

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2006, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$991,785	$983,027	$2,994,999	$2,971,539
Due after one year through five years	13,504,544	13,276,829	3,119,068	3,071,815
Due after five years through ten years	1,112,282	1,084,722	2,121,212	2,108,075
Due after ten years	7,837,821	7,705,342	—	—

Total	$23,446,432	$23,049,920	$8,235,279	$8,151,429

3.	INVESTMENT SECURITIES (Continued)

Proceeds from the sales of securities available for sale and the gross realized gains and losses for the years ended December 31 are as follows:

	2006	2005
Proceeds from sales	$—	$4,682,674
Gross realized gains	—	90,894
Gross realized losses	—	74,198

Investment securities with an amortized cost of $23,376,778 and $18,073,887 and an fair value of $22,952,283 and $17,659,693, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and other purposes as required by law at December 31, 2006 and 2005.

4.	LOANS

Major classifications of loans are summarized as follows:

	2006	2005
Commercial and agricultural	$15,800,004	$11,454,356
Real estate mortgages:
Residential	21,300,822	20,448,708
Construction	486,910	244,978
Commercial	3,914,002	5,354,511
Consumer	10,548,789	5,353,602

	52,050,527	42,856,155
Less allowance for loan losses	579,974	531,873

Net loans	$51,470,553	$42,324,282

The Company grants consumer, commercial, and mortgage loans to customers throughout its trade area that encompasses the immediate tristate area of East Liverpool, Ohio. Although the Company has a diversified loan portfolio at December 31, 2006 and 2005, a substantial portion of its debtors’ ability to honor their loan agreements is dependent upon the economic stability of the tristate area.

Loans on which the accrual of interest has been discontinued or reduced, inclusive of impaired loans, amounted to $1,492,720 and $410,798 as of December 31, 2006 and 2005, respectively. Interest income on loans would have been increased by $70,764 and $23,428 during 2006 and 2005, respectively, if these loans had performed in accordance with their original terms.

4.	LOANS (Continued)

Information with respect to impaired loans and the related allowance for loan losses for the years ended December 31, 2006 and 2005, are as follows:

	2006	2005
Impaired loans:
With a related allowance for loan losses	$981,315	$640,390
Without a related allowance for loan losses	1,158,517	—

Total	$2,139,832	$640,390

Allowance for loan losses	$153,876	$2,689
Average recorded investment in impaired loans	1,574,347	809,758
Interest income recognized	142,786	72,130

As of December 31, 2006, aggregate loans of $120,000 or more extended to officers, directors, and related affiliates or associates were $1,451,473. A summary of activity during the year is as follows:

2005	Additions	Amount Collected	2006
$1,282,636	$642,433	$473,596	$1,451,473

5.	ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the years ended December 31 are as follows:

	2006	2005
Balance, January 1	$531,873	$501,301
Add:
Provision charged to operations	182,750	229,686
Recoveries	78,978	69,584
Less loans charged off	213,627	268,698

Balance, December 31	$579,974	$531,873

6.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows at December 31:

	2006	2005
Land and improvements	$445,372	$440,918
Buildings and improvements	3,021,958	3,001,371
Leasehold improvements	610,474	608,619
Furniture, fixtures, and equipment	2,492,202	2,404,295
Construction in progress	—	28,949

	6,570,006	6,484,152
Less accumulated depreciation	3,041,087	2,685,900

Total	$3,528,919	$3,798,252

Depreciation and amortization charged to operations was $371,556 in 2006 and $385,260 in 2005.

7.	INTANGIBLE ASSETS

As part of the acquisition of MDH, $140,219 of intangible assets was recorded. During 2006 and 2005 , respectively, $20,031 of amortization expense was recorded. The estimated amortization of the intangible assets is $20,031 for each of the years ending 2007, 2008, 2009, 2010, and 2011.

8.	GOODWILL

As of December 31, 2006 and 2005, goodwill had a net carrying amount of $886,784 resulting from the MDH acquisition on December 22, 2004. There was no impairment of goodwill during 2006 and 2005.

9.	DEPOSITS

Time deposits at December 31, 2006, mature $20,236,746, $4,966,766, $164,607, and $107,272 during 2007, 2008, 2009, and 2010, respectively.

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $7,934,368 and $13,968,060 at December 31, 2006 and 2005, respectively.

Maturities on time deposits of $100,000 or more are as follows at December 31, 2006:

Within three months	$4,969,203
Beyond three but within six months	2,287,939
Beyond six but within twelve months	677,226

Total	$7,934,368

10.	SHORT-TERM BORROWINGS

Short-term borrowings can consist of federal funds purchased, securities sold under agreement to repurchase, and FHLB adjustable rate borrowings with terms of 30 days or less.

The outstanding balances and related information for short-term borrowings are summarized as follows:

	2006		2005
	Amount	Rate	Amount	Rate
Balance at year-end	$11,276,794	3.68%	$5,982,201	1.25%
Average balance outstanding during the year	11,222,727	2.53	6,545,637	1.29
Maximum amount outstanding at any month-end	14,175,583		9,038,260

The average balance outstanding during the year represents daily averages. Average interest rates represent interest expense divided by the related average balance.

11.	OTHER BORROWINGS

The Bank’s other borrowings’ activities are summarized as follows:

In September 2006, the Company formed a special purpose entity (“Entity”) to issue $3,093,000 of floating rate, obligated mandatorily redeemable securities as part of a pooled offering. The rate is determined quarterly and floats based on the three-month LIBOR. At December 31, 2006, the rate was 7.09 percent. The Entity may redeem them, in whole or in part, at face value after September 15, 2011. The Company borrowed the proceeds of the issuance from the Entity in September 2006 in the form of a $3,093,000 note payable, which is included in the liabilities section of the Company’s balance sheet. Debt issue costs of $93,000 have been capitalized and are being amortized through the first call date.

The Bank maintains a credit arrangement which includes a revolving line of credit with the FHLB. Under this credit arrangement, the Bank has a remaining borrowing capacity of approximately $40.4 million at December 31, 2006, which is subject to annual renewal and typically incurs no service charges. Under terms of a blanket agreement, collateral for the FHLB borrowings must be secured by certain qualifying assets of the Bank that consist principally of first mortgage loans.

12.	OTHER EXPENSES

The following is an analysis of other expenses:

	2006	2005
Stationery, printing, and supplies	$114,488	$115,756
State franchise tax	98,274	95,800
Postage	71,132	64,818
ATM and debit card processing and supplies	106,775	91,232
Advertising and public relations	76,090	70,903
Other	1,065,030	1,017,425

Total	$1,531,789	$1,455,934

13.	INCOME TAXES

The provision for income taxes consists of:

	2006	2005
Current	$85,032	$199,809
Deferred	(15,990)	(68,497)

Total	$69,042	$131,312

The components of the net deferred tax assets (liabilities) are as follows at December 31:

	2006	2005
Deferred tax assets:
Allowance for loan losses	$151,653	$157,143
Net unrealized loss on securities	144,040	210,711
Other	29,410	24,034

Gross deferred tax assets	325,103	391,888

Deferred tax liabilities:
Premises and equipment	66,980	104,220
Deferred loan fees	35,427	39,828
FHLB stock dividend	47,054	41,376
Other	41,758	21,899

Gross deferred tax liabilities	191,219	207,323

Net deferred tax assets (liabilities)	$133,884	$184,565

No valuation allowance was established at December 31, 2006 and 2005, in view of the Company’s ability to carryback to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company’s earnings potential.

13.	INCOME TAXES (Continued)

The reconciliation of the federal statutory rate and the Company’s effective income tax rate is as follows:

	2006		2005
	Amount	% of Pretax Income	Amount	% of Pretax Income
Provision at statutory rate	$136,992	34.0%	$244,781	34.0%
Effect of tax-free income	(83,703)	(20.8)	(85,244)	(11.9)
Other	15,753	3.9	(28,225)	(3.9)

Actual tax expense and effective rate	$69,042	17.1%	$131,312	18.2%

14.	EMPLOYEE BENEFITS

Savings Plan

The Bank maintains a trusteed Section 401(k) plan for all eligible employees. The Bank makes matching contributions for eligible employees of 25 percent of the employee contributions annually, to a maximum of 12 percent of base salary. The Bank also makes discretionary contributions as determined annually by the Board of Directors. The Bank’s total contribution to this plan was $26,610 in 2006 and $31,472 in 2005.

ESOP

The Company also maintains an ESOP covering substantially all employees and officers. The Trustee has discretionary authority to purchase shares of common stock of the Company in the open market. The amount of the contribution to the ESOP is at the discretion of the Board of Directors with benefits vesting over a seven-year period. Contributions of $12,000 were recorded during 2005. There were no contributions recorded during 2006. The Trustee held 9,220 shares of the Company’s common stock at December 31, 2006 and 2005, respectively.

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

The following table presents share data related to the outstanding options:

	2006	Weighted- Average Exercise Price	2005	Weighted- Average Exercise Price
Outstanding, at beginning of year	60,137	$19.23	66,725	$19.21
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(10,350)	19.07	(6,588)	19.06

Outstanding, at end of year	49,787	19.27	60,137	19.23

Exercisable, at end of year	49,787	19.27	60,137	19.23

14.	EMPLOYEE BENEFITS (Continued)

The following table summarizes the characteristics of stock options outstanding at December 31, 2006:

Grant Date	Exercise Price	Outstanding and Exercisable Shares	Contractual Average Life	Average Exercise Price
August 25, 1999	$19.20	13,268	2.73	$19.20
August 24, 2000	20.36	13,269	3.65	20.36
January 23, 2003	18.40	6,000	6.07	18.40
December 12, 2003	18.80	7,250	6.95	18.80
November 19, 2004	18.75	10,000	7.89	18.75

		49,787

15.	COMMITMENTS

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

The off-balance sheet commitments comprise the following at December 31:

	2006	2005
Commitments to extend credit	$6,702,830	$8,361,891
Standby letters of credit	1,259,496	1,134,471

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

The Company presently leases three branch bank buildings and one office building under separate operating leases that expire in various years through 2016. Rent expense for 2006 and 2005 was $117,407 and $111,308.

Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year as of December 31, 2006, for each of the next five years and in the aggregate, thereafter, are $103,871, $41,233, $20,400, $6,000 and $500 for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

16.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company’s financial instruments are as follows:

	2006		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$5,501,558	$5,501,558	$7,650,097	$7,650,097
Investment securities	32,258,063	32,174,213	34,485,574	34,389,295
Net loans	51,470,553	51,599,191	42,324,282	42,783,656
Bank-owned life insurance	2,426,012	2,426,012	2,340,555	2,340,555
Regulatory stock	425,950	425,950	383,250	383,250
Accrued interest receivable	572,108	572,108	510,101	510,101
Financial liabilities:
Deposits	$74,063,262	$74,147,177	$75,612,528	$75,067,956
Short-term borrowings	11,276,794	11,276,794	5,982,201	5,982,201
Other borrowings	3,093,000	3,106,143	2,600,000	2,600,000
Accrued interest payable	92,249	92,249	43,267	43,267

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

16.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

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

Commitments to Extend Credit and Commercial Letters of Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 15.

17.	REGULATORY MATTERS

Cash and Due From Banks

The district Federal Reserve Bank requires the Bank to maintain certain reserve balances. As of December 31, 2006 and 2005, the Bank had required reserves of $537,000 and $405,000, respectively, consisting of vault cash and a depository amount held with the Federal Reserve Bank.

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to 10 percent of the Bank’s capital.

17.	REGULATORY MATTERS (Continued)

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

Capital Requirements

Federal regulations require the Company to maintain minimum amounts of capital. Specifically, the Company and the Bank are required to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average total assets. Management believes, as of December 31, 2006, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

In addition to capital requirements, the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) established five capital categories ranging from “well capitalized” to “critically undercapitalized.” Should any institution fail to meet the requirements to be considered “adequately capitalized,” it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2006 and 2005, the FDIC categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

The capital position of the Bank does materially differ from the Company’s; therefore, the following table sets forth the Company’s capital position and minimum requirements as of December 31 of the Holding Company

	2006		2005
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)
Actual	$11,978,538	21.10%	$8,762,485	17.44%
For Capital Adequacy Purposes	4,540,633	8.00	4,020,560	8.00
To Be Well Capitalized	5,675,791	10.00	5,025,700	10.00
Tier I Capital (to Risk-Weighted Assets)
Actual	$11,384,371	20.06%	$8,196,627	16.31%
For Capital Adequacy Purposes	2,270,316	4.00	2,010,280	4.00
To Be Well Capitalized	3,405,475	6.00	3,015,420	6.00
Tier I Capital (to Average Assets)
Actual	$11,384,371	11.98%	$8,196,627	8.88%
For Capital Adequacy Purposes	3,802,549	4.00	3,693,561	4.00
To Be Well Capitalized	4,753,186	5.00	4,616,951	5.00

17.	REGULATORY MATTERS (Continued)

Capital Requirements (Continued)

The capital position of the Bank is set forth in the following table as of December 31:

	2006		2005
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)
Actual	$9,145,357	16.12%	$8,956,706	17.82%
For Capital Adequacy Purposes	4,538,882	8.00	4,020,560	8.00
To Be Well Capitalized	5,673,602	10.00	5,025,700	10.00
Tier I Capital (to Risk-Weighted Assets)
Actual	$8,551,190	15.07%	$8,390,848	16.70%
For Capital Adequacy Purposes	2,269,441	4.00	2,010,280	4.00
To Be Well Capitalized	3,404,161	6.00	3,015,420	6.00
Tier I Capital (to Average Assets)
Actual	$8,551,190	8.90%	$8,390,848	8.99%
For Capital Adequacy Purposes	3,842,754	4.00	3,693,561	4.00
To Be Well Capitalized	4,803,442	5.00	4,616,951	5.00

18.	SEGMENT REPORTING

The Company operates two major businesses engaged in providing banking and investment advisory services. Banking services include community banking through seven branch offices which are located in the tristate area of East Liverpool, Ohio. Investment advisory services include investment management and financial planning to over 100 clients in 14 states.

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

MDH Investment Management, Inc.

MDH is headquartered in East Liverpool, Ohio, and provides investment management advisory services to both individuals and trusts in 14 states.

18.	SEGMENT REPORTING (Continued)

Other

The “Other” segment includes the parent company and other non-bank subsidiaries and is necessary for purposes of reconciling to the consolidated amounts.

The following tables provide financial information for these segments of the Company.

	Community Banking	MDH	Other	Intercompany Eliminations	Consolidated
Interest income	$5,284,736	$—	$1,608	$(1,608)	$5,284,736
Interest expense	1,863,275	—	67,215	(1,608)	1,928,882
Provision for loan losses	182,750	—	—	—	182,750
Other operating income	1,417,383	512,735	137,507	(6,000)	2,061,625
Other operating expense	4,254,380	360,186	223,245	(6,000)	4,831,811
Income taxes	53,707	56,745	(41,410)	—	69,042
Net income	348,006	95,804	315,678	(425,612)	333,876
Total assets	96,705,346	1,185,418	12,271,487	(12,355,691)	97,806,560

19.	PARENT COMPANY

Following are condensed financial statements for the parent company:

CONDENSED BALANCE SHEET

	December 31,
	2006	2005
ASSETS
Cash	$2,639,984	$15,607
Investment in subsidiaries	9,385,014	9,076,984
Loans	20,000	20,000
Other assets	114,892	32,559

TOTAL ASSETS	$12,159,890	$9,145,150

OTHER LIABILITIES	$10,215	$333,333
OTHER BORROWINGS	3,093,000	—
STOCKHOLDERS’ EQUITY	9,056,675	8,811,817

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$12,159,890	$9,145,150

19.	PARENT COMPANY (Continued)

CONDENSED STATEMENT OF INCOME

	Year Ended December 31,
	2006	2005
INCOME	$252,019	$534,619
EXPENSES	124,165	53,927

Earnings before income taxes	127,854	480,692
Income tax expense (benefit)	(27,410)	17,000

Earnings before equity in undistributed earnings of subsidiaries	155,264	497,692
Equity in undistributed earnings of subsidiaries	178,612	90,940

NET INCOME	$333,876	$588,632

CONDENSED STATEMENT OF CASH FLOWS

	Year ended December 31,
	2006	2005
OPERATING ACTIVITIES
Net income	$333,876	$588,632
Adjustment to reconcile net income to net cash provided by (used for) operating activities:
Equity in undistributed earnings of subsidiaries	(178,612)	(90,940)
Other, net	(72,116)	(12,692)

Net cash provided by (used for) operating activities	83,148	485,000

INVESTING ACTIVITIES
Acquisition of MDH subsidiary	—	(166,667)
Decrease in loans	—	465,000

Net cash provided by investing activities	—	298,333

FINANCING ACTIVITIES
Cash dividends paid	(344,476)	(348,596)
Purchase of treasury stock	(207,295)	(499,200)
Proceeds from other borrowings	3,093,000	—

Net cash provided by (used for) financing activities	2,541,229	(847,796)

Net increase (decrease) in cash	2,624,377	(64,463)
CASH AT BEGINNING OF YEAR	15,607	80,070

CASH AT END OF YEAR	$2,639,984	$15,607

20.	QUARTERLY DATA (Unaudited)

The following is a summary of the unaudited quarterly results of operations:

	Three Months Ended
	March 2006	June 2006	September 2006	December 2006
Total interest income	$1,268,735	$1,321,157	$1,350,568	$1,344,276
Total interest expense	378,124	435,169	531,296	584,293

Net interest income	890,611	885,988	819,272	759,983
Provision for loan losses	47,500	43,500	46,500	45,250

Net interest income after provision for loan losses	843,111	842,488	772,772	714,733
Total noninterest income	463,212	538,014	521,467	538,932
Total noninterest expense	1,196,187	1,233,606	1,193,014	1,209,004

Income before income taxes	110,136	146,896	101,225	44,661
Income taxes	14,300	32,700	11,700	10,342

Net income	$95,836	$114,196	$89,525	$34,319

Per share data:
Net income
Basic	$0.11	$0.13	$0.10	$0.04
Diluted	0.11	0.13	0.10	0.04
Weighted-average shares outstanding
Basic	859,492	857,889	856,300	856,303
Diluted	859,505	858,018	856,300	856,303

	Three Months Ended
	March 2005	June 2005	September 2005	December 2005
Total interest income	$1,168,292	$1,250,499	$1,264,714	$1,227,414
Total interest expense	295,577	341,527	353,492	354,816

Net interest income	872,715	908,972	911,222	872,598
Provision for loan losses	30,000	57,000	72,500	50,500

Net interest income after provision for loan losses	842,715	851,972	838,722	822,098
Total noninterest income	484,248	474,832	535,483	550,328
Total noninterest expense	1,129,169	1,149,691	1,139,314	1,242,281

Income before income taxes	177,794	177,113	234,891	130,145
Income taxes	22,700	32,700	58,100	17,812

Net income	$155,094	$144,413	$176,791	$112,333

Per share data:
Net income
Basic	$0.18	$0.17	$0.20	$0.13
Diluted	0.18	0.17	0.20	0.13
Weighted-average shares outstanding
Basic	880,045	876,457	870,437	858,283
Diluted	880,045	876,457	870,437	858,283